Follow-Up Materials

06013030

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Friends Provident

*CURRENT ADDRESS

PROCESSED

MAY 04 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34640 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/4/06

82-34010

Creating value

Friends Provident plc Annual Report & Accounts 2005

FRIENDS PROVIDENT

Creating value through values

Annual Review

Corporate Governance

Financial Statements

Group Financial Highlights

UK Life & Pensions

9.4% Return on embedded value down from 9.5%

£328m EEV underlying profit before tax up 11%

£64m Contribution to profits from new business up 10%

International Life & Pensions

21.5% Return on embedded value down from 27.6%

£106m EEV underlying profit before tax up 80%

£80m Contribution to profits from new business up 300%

Total Life & Pensions

11.2% Return on embedded value up from 11.0%

£434m EEV underlying profit before tax up 23% (Note 1)

£144m Contribution to profits from new business up 85%

£1.8bn Excess capital resources over capital requirements up 51%

Asset Management*

44.1% Operating margin up from 34.0%

£108m Underlying profit before tax up 170%

15.9p F&C underlying earnings per share up 24%

£131bn Funds under management up 5%

F&C Asset Management plc, a 52% owned listed subsidiary

Group

28.4%
Total Shareholder Return (sector average 21.7%) (Note 4)

£600m
EEV profit before tax up 60%

£367m
IFRS profit from continuing operations before tax up 66%

£1.65
Pro forma embedded value per share up 4%

£524m
EEV underlying profit before tax up 34% (Note 1)

£224m
IFRS underlying profit before tax up 31% (Note 2)

7.7p
Dividend per share up 2% (Note 5)

16.3p
EEV underlying earnings per share up 3% (Note 1)

6.3p
IFRS basic earnings per share from continuing operations down 20%

Note 1 Underlying profit on an EEV basis represents profit (based on expected investment return) attributable to ordinary shareholders of the parent before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets, and non-recurring items.

Note 2 Underlying profit on an IFRS basis represents profit (based on longer-term investment return) attributable to ordinary shareholders of the parent and excludes returns on Group controlled funds attributable to third parties and before impairment of goodwill, amortisation and impairment of acquired intangible assets and present value of acquired in-force business, and non-recurring items, less interest payable on Step-up Tier one Insurance Capital Securities.

Note 3 At the year-end funds under management included £20 billion of Resolution Life funds which were withdrawn in the first quarter 2006.

Note 4 Total Shareholder Return takes account of share price movements and dividends paid during the year. Sector refers to the FTSE 350 Life Insurance sector.

Note 5 Dividend per share includes the interim dividend paid in November 2005 and the proposed final dividend payable in May 2006, which is subject to approval at the Annual General Meeting.

Chairman's Statement

This is my first opportunity as Chairman to report formally on the progress of Friends Provident plc and I am delighted to do so at such an important time in the Group's development. Important, because the moves we have made in the life and pensions and the asset management sectors, both in the UK and internationally, have rebalanced and reshaped the Group into a more broadly based operation, with excellent growth prospects.

This has been achieved against the backdrop of a generally more stable marketplace, characterised by the steady recovery in worldwide stockmarkets helping to restore consumer confidence, which is welcome. Just as welcome is the prospect of greater stability in the regulatory environment too. The full impact of depolarisation, introduced in late 2004, is still rippling through the UK marketplace, and the so-called Pensions A-Day has now arrived. We will be beneficiaries of both. The former presented the opportunity for us to forge many new distribution relationships, and the latter will help us build still further on our leading position in group pensions, our single biggest new business segment in the UK.



The well-publicised Turner Commission Report, although announcing widely predicted recommendations, has nevertheless played its part in ensuring that the importance of pensions will stay high on the political and social agenda. We believe that the experience and expertise of our industry should be the bedrock on which to build pension provision for the future, and we will do all we can to collaborate with the Government so that it can achieve its aspirations, through a competitive, thriving pensions industry that delivers good pensions for the UK population.

Friends Provident's overall 2005 performance has been strong, as evidenced by our results in general and the significant increase in our profits in particular, and I pay tribute to the whole Friends Provident team on behalf of all the Directors.

For our shareholders, Total Shareholder Return over 2005, which takes account of dividends as well as share price movements, was 28.4% compared with 21.7% for the FTSE 350 Life Insurance sector and 20.8% for the FTSE 100 Index of leading shares. Both 2004 and 2005 saw a re-rating of the share price, with investors giving us credit for the significant progress being made in our businesses. We have been able to increase your annual dividend every year since becoming a listed company in 2001 and it remains our intention to sustain this policy. Your Board has recommended a final dividend of 5.1 pence per share which, if approved by shareholders, would bring the total dividend for 2005 to 7.7 pence per share, a 2% increase over 2004.

During 2005, my predecessor David Newbigging and Brian Sweetland both retired from the Board and due tribute to the valuable contribution made by these two long-standing directors was recorded in our 2004 Report & Accounts. Howard Carter also retires from the Board after the Annual General Meeting in May and, to ensure a smooth handover of responsibilities, Alain Grisay joined the Board at the beginning of 2006. We owe much to Howard for the skilful way he has driven the rapid growth and development of our asset management business over recent years. He will be a hard act to follow but we know that Alain has the necessary qualities and experience to do it well. I welcome him to a Board that has lost none of its appetite to grow your business aggressively and to the benefit of all our stakeholders, as evidenced throughout 2005.

I also congratulate Keith Satchell on his appointment to Chairman of the Association of British Insurers in July 2005, being further acknowledgment of Friends Provident's progress, as well as due recognition of Keith's personal talents and reputation.

We have restructured this Annual Report & Accounts so that it now provides more information and in a more accessible way. This is very much in line with our desire for transparency in all that we do. I look forward to welcoming those of you who attend our forthcoming Annual General Meeting on 25 May 2006 and, in any event, may I encourage all shareholders to vote, either by post or online, on the resolutions being put forward at that meeting.

Sir Adrian Montague, Chairman

The moves we have made have rebalanced and reshaped the Group into a more broadly based operation, with excellent growth prospects.

Group Chief Executive's Review

A year of significant progress on many fronts

2005 has proved to be another good year for the ongoing development of the Friends Provident Group. We have continued to grow and diversify. We now operate in more territories. Our profits are up significantly. We have once again attracted record levels of new life and pensions business, both in the UK and abroad, and have brought together two sizeable asset management businesses. We continue to deploy technology innovatively. We remain utterly focused on providing solutions that our customers value, coupled with service that stands out from the norm. And we continue to receive recognition through external awards.

New distribution partners for the new UK marketplace

The UK life and pensions marketplace is very competitive, pressuring margins, and continues to adapt to depolarisation, although perhaps more slowly than we and others expected. Over the year, distributors continued to select Friends Provident as either their exclusive provider or as one of the companies they wanted to have on their multi-tie panels. We have demonstrated time and again the superiority of our systems and service, and we are now delighted to include banks and building societies amongst our new partners. Of course, panel positions do not guarantee a flow of new business; we have to merit that.



Our service has, for the second successive year, attracted the highest 5 Star ranking in the largest annual survey of Independent Financial Advisers*. Although gratified by this recognition, we acknowledge that we operate in an industry not renowned for good service and we are therefore lifting our sights again. We aspire to become the standard by which all life and pensions providers are judged, and have embarked on an internal change programme to focus on this challenge.

A stronger International Life & Pensions business

In January 2005, we completed the acquisition of Lombard. This was undoubtedly a highlight of the year, and Lombard has quickly become an established part of the Group, which reflects great credit on our new colleagues. Through Lombard, we now have another hub, in Luxembourg, to complement our Isle of Man-based international operations. New territories have opened up to us, as well as the ultra-high net worth customer segment.

Growth of our combined international operations has been rapid. In last year's Annual Report, we predicted that about 35% of our 2005 total life and pensions new business would come from the international cross-border market, compared with less

*See page 14

than 10% in 2001, the year we became a listed company. This turned out to be 41% and, more significantly, over half of our total new life and pensions business profits now derive from cross-border business, for the first time in our history.

We have also transferred the Isle of Man business onto the Group's single platform mainframe system. This not only provides industrial strength systems for this growing business, enabling the writing of higher business volumes, cost-effectively, but also will deliver service efficiencies.

Integrating 2004's biggest asset management merger

Following the 2004 merger of ISIS with F&C, the integration timetable we set ourselves was challenging but has been substantially achieved, enabling the Group to benefit from synergy savings which will rise to £33 million in 2006 and annually thereafter.

Integration activities dominated the year, but the key to building a successful business is to remain focused on investment performance. The merger itself, supplemented by recruitment successes since, has strengthened significantly our capabilities for providing superior investment performance, and that remains integral to F&C's 'Performance First' programme – aiming for excellence in everything.

It was clearly a disappointment that the merger of Resolution Life with Britannic resulted in F&C losing the mandate to manage some £25 billion. This is always a potential outcome of a consolidating marketplace. However, the significant growth of our asset management operation over recent years has given it the scale to absorb this loss without serious long-term implications.

I am delighted formally to welcome Alain Grisay to the role of Chief Executive of F&C and as a member of the Group Executive Committee. Alain succeeded Howard Carter, who is to retire in May this year. Howard's contribution to the Group has been immense and I thank him, both personally and on behalf of his fellow directors and colleagues. I look forward to working with Alain as he leads the next stage of F&C's development.

A workforce with an appetite for winning

Each year since our public listing on the Stock Exchange in 2001, it has been my pleasure to report significant growth of the Friends Provident Group, often in stark contrast to the fortunes of many other companies in our sector and certainly against a challenging industry backdrop. Everything we have achieved, and aspire to achieve, is underpinned by the talented and determined people who work for us. It is only because they have the appetite to be leaders rather than followers that we have been able to press ahead with many of the initiatives that have delivered the significant progress of recent years, and that will sustain our journey of success. I pay tribute to them all and thank them warmly.



Keith Satchell, Group Chief Executive

We remain utterly focused on providing solutions that our customers value, coupled with service that stands out from the norm.

About the Friends Provident Group

Our mission:

To help customers accumulate, manage and protect wealth

- Collect, manage and build assets
- Protect wealth against tax and inflation
- Protect against financial loss through death and ill health
- Protect income

Our history

Founded in 1832, Friends Provident is one of today's leading financial services groups, serving more than 2.5 million customers and with a market value exceeding £4 billion. Over more than 170 years, our fundamental purpose has remained the provision of financial help to families facing misfortune or to those seeking a more secure financial future.

Our Quaker origins define our proud heritage, and strong ethical principles continue to underpin our business, providing a clear point of distinction for us today. Over recent years, we have built an award-winning reputation for using technology innovatively, enabling our people to deliver levels of service that we believe are unrivalled in our industry, setting us apart from our competitors.

Our recent development

Over the last ten years, we have pursued a consistent strategy, focused on growing our two core businesses – Life & Pensions, both in the UK and in International cross-border markets, and Asset Management. During this period we have made a number of strategic acquisitions, as well as selling non-core businesses in order to maintain our focus.

Most significantly, in 2001 we changed our corporate status from a mutual office to a listed company, owned by shareholders, and gained entry to the FTSE 100 Index of leading shares. Since that landmark event, our progress has accelerated, indicated not only by growing profits, but also by the number of independent awards we are winning.



Acquisitions and mergers
Ivory & Sime
London & Manchester
R&SA Investments
R&SA International
ISIS & F&C
Lombard
1996
2005
Disposals
Preferred Direct to Eagle Star
Industrial business to Royal Liver
Estate agencies to Countrywide
Exit direct sales advice

Our three business segments:



Friends Provident plc
UK Life & Pensions
International Life & Pensions
Asset Management
Friends Provident Life & Pensions
Friends Provident International and Lombard
F&C Asset Management plc (52% owned)

Our scale and diversity

We have transformed the Group from being a UK-focused Life & Pensions company, with small international and asset management operations, to a strong, well-balanced international group that operates through three distinct business segments – UK Life & Pensions, International Life & Pensions, and Asset Management, each having significant presence and stature in their respective markets.

In Life & Pensions, we are one of the top ten in the UK for attracting new business, and one of the top five operating in the international cross-border market. In Asset Management, F&C is one of the largest fund managers in Europe with £131 billion in assets under management at the end of 2005 and a diverse range of clients. The geographic reach of the Group now extends throughout Europe, into the Middle East and Asia, and beyond, as we now explore new opportunities in other selected markets.

Group aim and strategy

Group strategy

Deliver excellent service and performance by putting customers at the centre of what we do

Build strong relationships with key distributors to secure profitable growth

Develop our people and culture in line with our values to focus on the customer and enhance our performance

Apply technology to improve service, enhance distribution and reduce costs

Grow our business profitably, targeting markets where we can achieve a leading position

Diversify our business to improve return, improve cash generation and reduce risk concentration


Diversification
UK LIFE & PENSIONS STRATEGY – see page 12
INTERNATIONAL LIFE & PENSIONS STRATEGY – see page 18
ASSET MANAGEMENT STRATEGY – see page 24
GROW SHAREHOLDER VALUE

Group aim

Our aim is to grow shareholder value

Total Shareholder Return

2005	**Friends Provident**	**28.4%**
	FTSE 100	20.8%
	Sector*	21.7%
2004	Friends Provident	22.8%
	FTSE 100	11.2%
	Sector*	23.3%

*Sector refers to FTSE 350 Life Insurance sector

Life & Pensions return on embedded value

see page 3

2005	**11.2%**
2004	11.0%

Our business segments

UK Life & Pensions

FRIENDS PROVIDENT

Market position

One of the top ten in the UK for attracting new business.

Serves more than 2.5 million customers.

Recent history

- UK Provident, acquired 1986
- NM UK Group, acquired 1993
- London & Manchester Group, acquired 1998
- Disposals effected over the last decade, relating to:
  - general insurance
  - industrial branch business
  - estate agencies

Staff and key locations

About 3,400 staff

- Dorking
- Exeter
- London
- Manchester
- Salisbury
- 13 regional offices

Market focus

Focus selectively on the UK market segments that are most likely to sustain profitable growth.

International Life & Pensions

FRIENDS PROVIDENT INTERNATIONAL

LOMBARD

Market position

Friends Provident International (FPI)
One of the top five offshore life companies operating in the cross-border market.

Lombard
The largest pan-European life assurance company of its kind.

Recent history

FPI
Royal & SunAlliance International Financial Services was acquired by Friends Provident in 2002 and merged with our existing International division.

Lombard
Founded in 1991 and was acquired by Friends Provident in January 2005.

Staff and key locations

FPI
About 370 staff

- Isle of Man
- UK
- Guernsey
- Hong Kong
- Dubai

Lombard
About 300 staff

- Luxembourg

Market focus

FPI
Focus on Asia, the Middle East, Continental Europe and the UK.

Lombard
Focus on estate planning and other financial solutions to High Net Worth Individuals (HNWIs) and ultra-HNWIs.

Asset Management

F&C

Market position

One of the largest asset managers in Europe in terms of funds under management. Focused on the UK and Continental Europe, F&C is a quoted company in its own right and is 52% owned by Friends Provident.

Recent history

F&C Asset Management plc was formed through the merger of ISIS Asset Management and F&C Holdings in 2004. Previous acquisitions were:

- Ivory & Sime, acquired 1998
- Royal & SunAlliance Investment Management, acquired 2002

Staff and key locations

About 740 staff

- London
- Amsterdam
- Dublin
- Edinburgh
- Frankfurt
- Lisbon
- Paris
- Boston, USA

Market focus

- Focus on UK and Continental Europe
- Targeting for new business in higher margin areas.

2005 new business by product type



- Group pensions 49%
- Investments 21%
- Protection 13%
- Individual pensions 9%
- Annuities 8%

Products and services

A comprehensive range of life protection, income protection, pensions and investment products for individual customers and corporate clients.

Distribution

Primarily via Independent Financial Advisers (IFAs), although increasing proportion likely from banks, building societies and other strategic partnerships.

We also distribute through appointed representatives.

Points of distinction

- Service excellence: Five Star ranking in 2004 and 2005 (Financial Adviser Practiv Service Awards)
- Leading-edge technology: more than 70% of new business now transacted online
- A leading provider of group pensions and protection products
- Market leader in retail ethical investments, managing more retail ethical funds than any other company
- Values-driven approach to business

2005 new business by region *(FPI and Lombard)*



- Continental Europe 53%
- Asia 20%
- UK 12%
- Other 15%

Products and services

FPI

- Regular premium savings (61%)
- Portfolio bonds (18%)
- Single premium savings (16%)
- Protection (5%)

Lombard

Specialises in providing life assurance-based tax and estate planning solutions to wealthy individuals.

Distribution

FPI

Primarily via specialist Independent Financial Advisers.

Distribution agreements and strategic partnerships likely to provide an increasing proportion.

Lombard

Partnership approach with:

- Private Banks
- Family Offices
- Specialist IFAs
- Independent Asset Managers

Points of distinction

FPI

- Strong reputation with intermediaries
- Commitment to the international market is a key strand of the Group strategy
- Access to Friends Provident's core single-platform scalable system enabling superior customer service

Lombard

- Unrivalled know-how on a Pan-European and international basis, with 'private banking' service standards
- Strong relationships with a select number of private banks and specialist advisors, including leading global financial institutions
- Detailed understanding of the fiscal, legal and cultural realities in each country of operation

---

2005 funds under management



- Insurance 61%
- Institutional 26%
- Retail 13%

Products and services

A diverse range of products across all the major asset classes:

- Fixed interest (55%)
- UK equities (15%)
- Overseas equities (20%)
- Property (5%)
- Other alternative investments (1%)
- Liquidity (4%)

Distribution

- UK institutional market: principally through investment consultants
- UK retail market: primarily through IFAs
- Across Europe: F&C has developed wholesale and sub-advisory relationships with local partners including Millennium BCP (Portugal), Achmea (The Netherlands), Friends First (Ireland) and MAAF Assurances (France)

Points of distinction

- A major force in the UK investment trust industry
- A leading provider of fund services to the Portuguese and German retail market
- The leading European socially responsible investor
- The leading distributor of Venture Capital Trusts
- One of the top five managers of UK commercial property
- Actively engages with companies in which we invest with the goal of enhancing and protecting long-term shareholder value

UK Life & Pensions

Our aim, strategy and risks

Our strategy – see pages 14 & 15

Develop service excellence and leading products to create a positive customer experience

Focus on core strategic markets targeting a leading position in these markets

Build strong and reliable distribution relationships

Apply technology to enhance distribution, improve service and reduce costs

Develop our people to enhance our performance and foster a customer focused culture based on common values

Our aim

Our aim is to grow profits by increasing our share of selected UK life and pensions markets



VALUE OF NEW BUSINESS
MANAGEMENT OF EXISTING BUSINESS
GROW PROFITS

Return on embedded value see page 17

2005	**9.4%**
2004	9.5%

EEV underlying profit see page 17

2005 +11%	**£328m**
2004	£295m

Contribution from new business – see page 17

2005 +10%	**£64m**
2004	£58m



Key risks – see page 15

Changes to the distribution landscape

Loss of technological leadership

Changes in volume or profitability in key market segments

Impact of the Pensions Commission's recommendations

Movements in equity markets

Ben Gunn, Chief Executive, Friends Provident Life and Pensions

Our view of the market

Due to the gradual erosion of State support, consumers have to take more responsibility for their own financial well-being. One of the biggest issues currently facing consumers is the growing pensions crisis and the report of the Pensions Commission, published in November 2005, proposes a number of measures to address the future of pensions provision.

We have yet to learn the outcome of this report but we believe that new market opportunities, such as those linked to the increasing need for private pension provision, will lead to significant prospects for market growth in the medium term. In 2005, the overall market grew by 10% and we forecast market growth of 8-10% in 2006.

Total UK Life & Pensions market

2005 +10%	£9.3bn
2004	£8.4bn
2003	£8.2bn
2002	£9.6bn

The graphs represent total industry sales in the UK market as collated by the Association of British Insurers. These are calculated using the traditional Annual Premium Equivalent basis, which calculates new business as 100% of regular premiums and 10% of single premiums. Our primary measure of new business is now the Present Value of New Business Premiums basis, which is defined on page 16.

Protection – Many life protection products are bought in conjunction with a property purchase or re-mortgage, and this is a highly competitive market. However there are some encouraging signs in the housing market. The Bank of England reported consistent increases in the number of mortgage approvals in the later months of 2005 and several lenders have reported increases in property prices in the early months of 2006. This suggests that we should start to see a more buoyant market for protection products emerging in the year ahead.

Protection

2005 -12%	£0.8bn
2004	£0.9bn
2003	£1.0bn
2002	£1.0bn

Investments – Life assurance bonds have, for many years, provided consumers with tax efficient ways to invest for growth and income and to provide inheritance tax mitigation vehicles. However, the investment market is changing. There is an increased focus on asset allocation and many consumers with the wealth to invest have less time to manage their investments. This is leading to a trend for account aggregation for high net worth clients. With market growth traditionally linked to stock market confidence and increases in personal disposable income, we anticipate modest growth for 2006.

Investments

2005 +12%	£2.4bn
2004	£2.2bn
2003	£1.8bn
2002	£2.5bn

Group pensions – Consumers increasingly look to their employers for retirement provision. It is now clear that the most efficient way to encourage greater private provision, and therefore less dependence on the State, is through workplace pensions. The Government's pensions reform agenda will need to address consumer concerns and, we believe, have the full support of the industry if this is to have optimum impact on the growing pensions crisis. We expect employer-sponsored schemes to experience growth and attract new members over the medium term.

Group pensions

2005 +13%	£2.7bn
2004	£2.4bn
2003	£2.3bn
2002	£2.4bn

Individual pensions – Consumers who are ineligible to join an employer-sponsored pension scheme will need to provide for their retirement with individual arrangements as the Government continues to erode State support other than for those who benefit from means testing. With debate over the Government's pensions reform agenda likely to increase awareness of the importance of private provision, we anticipate steady growth in the individual pensions marketplace.

Individual pensions

2005 +9%	£2.0bn
2004	£1.9bn
2003	£2.0bn
2002	£2.6bn

Post-retirement – With the percentage of adults over retirement age set to increase, the need for post-retirement income solutions is anticipated to grow. Following changes in legislation, it is no longer compulsory for consumers to convert their pension fund into an annuity and this change is expected to reverse the recent trend of a declining income drawdown market. The risks associated with annuity business can be considerable, as future profits depend on accurate assumptions regarding, for example, longevity. This market is expected to grow in 2006, although it is currently not an area of focus for Friends Provident.

Post-retirement

2005 +3%	£0.9bn
2004	£0.9bn
2003	£0.9bn
2002	£0.9bn

How we are making our strategies work

Develop service excellence and leading products to create a positive *customer experience*

We aim to deliver outstanding levels of customer and intermediary service, redefining industry standards. We plan to provide new levels of speed and accuracy, further enable self-service and improve contact management.

2005 Key points

- Consistently delivered against our prescribed service levels and quality commitments.
- Maintained our Five Star ranking for service.
- Numerous awards and positive survey results for our products and services.
- Major service-related change programme initiated.
- Continued to embed Treating Customers Fairly principles.

2006 Priorities

- Maintain our Five Star ranking for service.
- Continue our major internal change programme that aims to re-define industry service standards.
- Continue to embed Treating Customers Fairly principles.

Financial Adviser Practiv service ranking

2005	☆☆☆☆☆
2004	
2003	
2002	

This ranking is the result of an extensive independent survey of IFAs undertaken annually. The survey rates life and pensions providers covering various aspects of service on a scale of:

★★★★★ Excellent
★★★★ Good
★★★ Average
★★ Poor
★ Very poor

Focus on core strategic markets targeting a leading position in these markets

We aim to grow market share in each of our target markets in a profitable manner by constantly enhancing our overall proposition. We will focus primarily on corporate pensions and individual protection, but also look for opportunities for profitable growth in the investments, group protection and individual pensions market segments.

2005 Key points

- A number of large bespoke pension schemes secured.
- New individual pensions proposition launched.
- Our group income protection proposition re-launched.
- Best of breed fund range extended for investments.
- Subdued housing market led to a decline in individual protection business.

2006 Priorities

- Further enhance our pensions and individual protection systems.
- Enhance our investment proposition.
- Grow businss volumes from protection-related distribution agreements.

UK Life & Pensions market share

2005	4.7%
2004	4.3%
2003	4.2%
2002	3.4%

This shows our market share of UK Life & Pension new business sales. The statistics are collated by the Association of British Insurers. A summary of the market is given on page 13 and a summary of our trading performance is given on page 16.

Build strong and reliable distribution relationships

Independent financial advisers continue to be our primary source of business. Following depolarisation, we aim to secure additional distribution alliances and develop our current strategic partnerships.

2005 Key points

- 22 new distribution agreements secured, predominantly for protection business.
- New distribution agreements secured with banks and building societies, extending our distribution reach.
- Adoption of the multi-tie model by IFAs has been slower than market expectation.

2006 Priorities

- Seek to secure further distribution agreements.
- Deepen relationships and accelerate business volumes with major distributors.

Contribution from new business

2005 +10%	£64m
2004	£58m

This measures the profit that we make from writing new business and is discussed further on page 17. It is measured on the new EEV basis and 2004 has been restated accordingly. Figures for the years prior to 2004 are not comparable with the EEV basis.

Apply technology to enhance distribution, improve service and reduce costs

We aim to generate higher levels of profitability by growing our new business levels significantly faster than costs. We plan to achieve service enhancements and efficiency gains through continued investment in our people and in technology-based solutions.

2005 Key points

- Considerable growth in new business volumes handled cost-effectively.
- More than 70% of individual protection business transacted online.
- Voted the top Life & Pensions e-commerce provider (Financial Adviser Practiv Service Awards) and Advisers Choice (Online Finance Awards).

2006 Priorities

- Extend technology to more business processes to reduce costs.
- Actively promote customer and intermediary online self-service capabilities.
- Continue to improve financial management processes and capability.
- Explore further opportunities for efficiency gains.

Operating expenses

2005 +6%	£251m	
PVNBP		+21%
2004	£236m	
PVNBP		+4%
2003	£251m	
PVNBP		+13%
2002	£245m	
PVNBP		

This shows how operating expenses (as defined on page 17) have remained broadly flat whilst new business PVNBP has grown.

The expenses bars are drawn to a different scale to the PVNBP bars.

Develop our people to enhance our performance and foster a customer focused culture based on common values

We aim to create sustainable competitive advantage through our ability to recruit and retain highly motivated and appropriately skilled people. We plan to enhance performance by developing and equipping our people with the appropriate knowledge and skills and engaging them in our aims and strategies.

2005 Key points

- 93% response to our annual staff survey; Staff Engagement Index increased to 72%.
- Progress made in improving the performance management process.
- Executive management development programmes undertaken.
- New Advanced Leadership Development Programme initiated.

2006 Priorities

- Improve further the level of employee engagement.
- Continue to improve the leadership skills of our managers and the performance of our people.
- Ensure that our top talent have clear career paths.

Staff Engagement Index

2005	72%
2004	64%
2003	68%

This measure is derived from our annual staff survey and is based on staff answers to the survey questions that align with engagement, using a methodology devised by the external provider agency.

Key risks

- **Changes to the distribution landscape. For example, from unexpected consequences of depolarisation and the emergence of multi-ties.**
- We have secured places on many best advice and multi-tie panels with numerous leading distributor firms and have been able to attract all types of distributors by delivering excellent service, products and technology.
- **Competitors develop more advanced IT solutions and capture technology leadership.**
- Our operating platforms are leading edge and our structure is designed for continuous development to be achieved. We monitor competitor activity carefully.
- **Changes in volume or profitability in key market segments.**
- We monitor our competitive position and analyse our experience of policy claims and lapses. We use this information to re-price our products to remain competitive and profitable, supported where necessary by appropriate use of reinsurance.
- **Impact of the Pensions Commission's recommendations for changes to the UK approach to private pensions and long-term savings.**
- There is currently uncertainty over the Government's response to these recommendations. We believe that our industry can deliver the Commission's goals more effectively than the State, building on the stakeholder model of pension provision, combined with automatic enrolment and matching employer contributions. We support the 'Partnership Pensions' proposals of the ABI, and believe that Government, employers, the pensions industry and individuals must each play their part in helping to provide a secure and more comfortable retirement for all.
- **Movements in equity markets.**
- We have set risk appetite for equity risk across the different types of funds and have an investment strategy that reflects this risk appetite. We have adopted hedging strategies to mitigate against adverse price movements in both shareholder and policyholder funds. Where funds are backing guarantees, they are invested in secure assets such as Government bonds.

Our trading performance and outlook

UK total new business increased 21% to £3,192 million growing our share of this market from 4.3% to 4.7%. Our trading results reflect our focus on pensions, both group and individual, protection and investments, although 2005 saw a marked change in mix, away from protection and towards group pensions.

***Note**: The new business figures on this page are reported on the Present Value of New Business Premiums (PVNBP) basis, replacing the Annual Premium Equivalent basis used previously. PVNBP is defined as single premiums plus the expected present value of new business regular premiums. The 2004 numbers have been restated on the new basis and the 2002 and 2003 bars have also been estimated on this basis to indicate a comparison.*

Total UK new business

2005 +21% £3,192m
2004 £2,641m
2003
2002

Protection – including income protection, new business decreased by 8% to £400 million. The subdued housing market coupled with a fiercely competitive marketplace has been, and will remain, challenging. Our overall offering is a strong one. We intend to ensure that our service remains a differentiator and our pricing is competitive. As 2006 progresses, the numerous distribution agreements secured last year should help us build our share of a market expected to expand.

Protection new business

2005 -8% £400m
2004 £437m
2003
2002

Investments – new business increased by 15% to £672 million. Our performance was aided by the general recovery of this market. The majority of new business is transacted online and our fund range was further extended in 2005 to continue our provision of 'best of breed' investment opportunities. The outlook for sales remains positive, with the prospect of stable margins.

Investments new business

2005 +15% £672m
2004 £582m
2003
2002

Group pensions – new business increased by 48% to £1,577 million. Tendering opportunities, particularly from fee-based Employee Benefit Consultants, and the quality of schemes under review increased as the year progressed. Our success in winning new schemes and increasing our market share from 6.8% to 8.8% is based on our capability to customise scheme design, without compromising good service. The A-Day changes will add further impetus to an already strong market and to the drive towards defined contribution and contract-based schemes, which plays to our position in the market. We are very well placed to continue to grow our market share throughout 2006, maintaining our focus on larger schemes.

Group pensions new business

2005 +48% £1,577m
2004 £1,065m
2003
2002

Individual pensions – new business increased by 9% to £301 million. Excluding contracting-out rebate payments from the Department of Work & Pensions, new business increased by 36% to £193 million. This is a result of our effective relaunch into this market in April 2005 after the Government reconsidered its stance on charging structures. We are successfully targeting the more profitable single premium market. Although competitor activity is intensifying, we expect to maintain growth at least in line with the steady growth expected in this market.

Individual pensions new business

2005 +9% £301m
2004 £277m
2003
2002

Annuities – new business decreased by 14% to £242 million. Our approach to this market segment remains one of caution, and we follow a strategy of prioritising margins over volumes.

Annuities new business

2005 -14% £242m
2004 £280m
2003
2002

Our financial performance

UK Life & Pensions EEV underlying profit increased by 11% to £328 million (2004: £295m), due to increased profits from the in-force book and new business profits on the back of strong volume growth.

The return on embedded value, based on underlying profit after tax, is 9.4% (2004: 9.5%) with improved experience being offset by a lower rate of return on shareholder net assets and higher development costs, as explained below.

EEV underlying profit


2005 +11%
£328m
2004
£295m

Return on embedded value


2005
9.4%
2004
9.5%

The contribution from UK new business has increased by 10% to £64 million (2004: £58m). The contribution is stated net of the cost of solvency capital of £5 million (2004: £5m) and share based payments of £2 million (2004: £2m). Growth in new business volumes has been offset by the effect of a different business mix. In particular, 48% growth in group pensions business volumes, which tend to be lower margin, coupled with an 8% decrease in higher margin protection business, caused by the flat housing market and increased competition, has resulted in the overall UK new business margin reducing from 2.2% to 2.0%.

Contribution from new business


2005 +10%
£64m
2004
£58m

The profit from existing business increased by 39% to £209 million (2004: £150m). The expected return on the value of the in-force book increased by 10% to £170 million (2004: £155m), reflecting the increase in the value of the in-force business over 2004. The positive experience variances of £20 million (2004: £12m) resulted from several items, the largest of which was improved morbidity experience on income protection business. The positive net operating assumption change of £19 million (2004: £17m negative) was mainly due to revising morbidity assumptions on income protection business and updating With Profits Fund realistic balance sheet non-economic assumptions (such as the proportion of cash taken by deferred annuitants with guaranteed annuity options at the time of vesting), offset by further strengthening of annuitant mortality.

Profit from existing business


2005 +39%
£209m
2004
£150m

Development costs have increased from £16 million to £25 million reflecting additional investment in our e-commerce propositions and infrastructure to support our new distribution relationships. We expect this development spend to continue at this higher level for 2006 as we look to deliver future cost and service improvements.

Development costs


2005 +56% £25m
2004 £16m

The expected return on shareholders' net assets decreased by 22% to £80 million (2004: £103m). The decrease is due to the reduction in shareholders' invested net assets during the course of 2004 as a consequence of funding new business, a decrease in the expected rate of return and the impact of now calculating our expected return on the long-term debt outside the life funds based on the actual coupon payable.

Expected return on shareholders' net assets


2005 -22% £80m
2004
£103m

Operating expenses*, have increased by 6% to £251 million (2004: £236m). We have demonstrated continued success in keeping costs broadly stable over the last four years, whilst delivering impressive new business growth and award winning service. Since 2002 operating expenses have increased by only 2% in the context of an approximate 43% increase in PVNBP. Our technology provides the ability to process higher volumes of new business with little additional cost, and this, combined with an enhanced service capability, provides a source of genuine competitive advantage. More than 70% of our new business is transacted online.

**Operating expenses exclude: commission, deferred acquisition cost adjustments, non-recurring items, investment fees, amortisation and impairment of intangibles and expenses of policyholder investments which are consolidated under IFRS.*

Operating expenses


2005 +6%
£251m
2004
£236m
PVNBP
+4%
2003
£251m
PVNBP
+13%
2002
£245m
PVNBP

The expenses bars are drawn to a different scale to the PVNBP bars.

International Life & Pensions

Our aim, strategy and risks

Our strategy – *see pages 20 & 21*

Seek out and capitalise on rewarding and well regulated markets

Create and maintain strong and close relationships with our distribution partners to enhance sales opportunities

Differentiate ourselves with market leading service for our distribution partners and customers

Use technology and e-commerce to enhance our service offering

Engage our people to maximise our performance

Our aim

Our aim is to capitalise on rewarding overseas market opportunities and thereby make a significant and increasing contribution to the Group's profits



VALUE OF NEW BUSINESS
MANAGEMENT OF EXISTING BUSINESS
GROW PROFITS

Return on embedded value *see page 23*

2005	**21.5%**
2004	27.6%

EEV underlying profit *see page 23*

2005 +80%	**£106m**
2004	£59m

Contribution from new business *see page 23*

2005 +300%	**£80m**
2004	£20m

Key risks – *see page 21*

Further regulation and fiscal change

Increased competition

Reliance on key territories or distribution partners

Financial crime

Changes to lapse rates



Ben Gunn, Chief Executive, Friends Provident Life and Pensions

Our view of the market

As the name suggests, international business is conducted around the world, with many investors attracted by the wide range of investment options, portability and the lure of strong currency investments. The mix of business conducted is varied, encompassing regular premium savings and protection as well as single premium savings, investment and tax planning.

Friends Provident International (FPI) – Through its Isle of Man base, FPI aims to meet the savings, investment and protection needs of customers in the four core regions of Asia, the Middle East, Continental Europe and the UK. By contrast, a number of competitors (traditionally the offshore subsidiaries of established UK life companies) focus on the UK only or, to a lesser extent, the EU.

As well as having a wide geographical reach, FPI is also diversified by product type and by distribution. The latter is primarily through specialist Independent Financial Advisers, although institutional partners feature, especially in the Middle East. In Continental Europe and Scandinavia the strategy is to target a small number of territories, including Sweden and Gibraltar. Asia produces the largest volumes of new business, dominated by regular premium savings plans. In the UK, FPI's market is almost entirely single premium investment business.

In 2005, competitive pressures heightened, especially in the UK and Hong Kong. The UK remains a highly price sensitive market where the challenge is to grow the business at reasonable margins. In Asia the savings market was similarly under pressure from new products and a variety of incentives and special offers. Whilst these pressures bring some challenges, the overall outlook remains very positive, supported by a continuing expansion of the mass affluent and high net worth segments, and strong demand for effective tax planning. The mobility of international savers and investors, and the increasing diversity of expatriates, offer opportunities to robust international providers. The relatively low capital requirements and higher returns available mean the international cross-border market will remain highly attractive for the Friends Provident Group.

Lombard – Lombard's business is focused on the provision of financial and estate planning solutions, which are tailor-made to meet the needs of high net worth individuals (HNWIs) in Europe and beyond. Distribution is conducted on a partnership basis with leading specialist advisers to HNWIs, combining the Lombard financial expertise with the relationship and asset management expertise of the distribution partner. Distribution is geographically diversified, primarily across eight EU member states but with a growing business in Asia and Latin America. This diversification is supported by a unique multi-jurisdictional expertise, essential to the planning needs of many clients and the business needs of international private banking partners. This expertise facilitates the writing of increasing volumes of ultra HNWI business.

With private wealth increasing and the requirement to protect it growing, the HNWI/ultra HNWI market is potentially very large and offers the opportunity for Lombard to penetrate it more deeply than at present.

As governments seek to increase tax on private wealth, particularly in the HNWI sector, attacks on existing tax planning structures and offshore tax havens intensify. The relative attractions of life assurance as a tax shelter and estate planning solution continue to increase as the advantages of traditional tax planning structures decline. Life assurance is now recognised by experts as an important planning structure.

The competition comprises mainly companies that have established subsidiaries in Luxembourg and Dublin, primarily to sell back to their home country, and offer a lower priced, less value-added service. Lombard will continue to enhance value-added services and administration, rather than competing on price.

HNWI financial wealth forecast by region *(Figures in trillions US$)*



2009
42.2
Allowing for 6.5%pa global growth
2004
30.8
2003
28.5
2002
26.7
Annual growth rate 2004 - 2009 *estimated*
Africa 5.6%
Middle East 9.1%
Latin America 6.4%
Asia-Pacific 6.9%
North America 8.4%
Europe 3.8%

Source: Capgemini Lorenz curve analysis May 2005

How we are making our strategies work

Seek out and capitalise on rewarding and well regulated markets

The international stage in developed and developing territories is where clients value higher levels of service and product quality. We aim to find, and take advantage of, opportunities in international markets by combining our skills and infrastructure to make profitable products and business propositions.

2005 Key points

Friends Provident International

- Major inroads made into core regions, especially the UK market.
- New savings plans launched in Asia, the Middle East and Sweden.

Lombard

- Developed relationships with Swiss private banks to provide estate planning solutions for their international clients.
- Created promising new distribution partnerships with banks serving clients in Asia and Latin America.

2006 Priorities

Friends Provident International

- Explore and develop new market opportunities in Asia and Europe whilst continuing to make progress in the Middle East.
- Controlled expansion of protection business, building on UK expertise.

Lombard

- Consider potential new markets, such as Latin America.
- Focus on further progress with Swiss based international private banks.

Contribution from new business

2005 +300% £80m

2004 £20m

This measures the profit that we make from writing new business and is discussed further on page 23. It is measured on the new EEV basis and 2004 has been restated accordingly. Figures for years prior to 2004 are not comparable with the EEV basis. 2005 includes the impact of the Lombard acquisition.

Create and maintain strong and close relationships with our distribution partners to enhance sales opportunities

Our distribution partners are key to our continued business success. We seek to make our distribution partners feel confident in the knowledge that choosing us means they will receive top-quality service and innovative products.

2005 Key points

Friends Provident International

- Innovative distribution arrangements established with major fund platforms in the UK (eg Selestia).
- Bank and insurance partner relationships strengthened in the Middle East.

Lombard

- Deepened our relationships with existing European partners; Partner relationship management programme set up.
- New division (Wealth Planning Services) launched to target independent asset managers and other professional advisers.

2006 Priorities

Friends Provident International

- Work with key partners in offering bespoke, dual branded or white-labelled offerings where this suits the partner's model.
- Complete further deals with major strategic partners.

Lombard

- Continue to develop and deepen existing partner relationships.
- Further develop the concept of long term strategic partnerships, including provision of special product solutions and support services.

Total International new business PVNBP

2005 +311% £2,205m

2004 £537m

2003 *

2002 *

This shows the amount of new business we have sold and is discussed further on page 22. It is measured on the new PVNBP basis and 2004 has been restated accordingly. 2005 includes the impact of the Lombard acquisition in January 2005.

* *The graphics representing the 2002 and 2003 numbers are indicative only.*

Differentiate ourselves with market leading service for our distribution partners and customers

We seek to differentiate ourselves from our competition by building trust and confidence with our intermediaries and customers. The standard of our service is therefore driven by our delivery of quality products and solutions, in a professional manner.

2005 Key points

Friends Provident International

- Focused on service in the widest sense – people, systems and processes.
- Administration functions for Hong Kong moved closer to the customer to enhance service.

Lombard

- Upgraded the quality and calibre of our client servicing teams.
- Conducted regular partner satisfaction surveys and introduced new process for customer and partner query handling.

2006 Priorities

Friends Provident International

- Realise benefits of Group synergies, enhancing flexibility to focus resources where needed.
- Continue to get closer to customers, in particular in Asia.

Lombard

- Continue surrender management initiatives and partner satisfaction surveys.
- Continue to develop innovative financial and estate planning solutions for wealthy individuals.

Lombard partner satisfaction index

Over 75% of Lombard's partners surveyed in 2005 indicated that service was very good or better. Lombard plans to develop a partner satisfaction index in 2006.

FPI service measure

FPI also plans to develop a service measure in 2006.

Use technology and e-commerce to enhance our service offering

We aim to exploit technology and, where appropriate, find further synergies with the UK business, using common platforms and tools to deliver efficient and effective processes.

2005 Key points
Friends Provident International

- Adopted the Friends Provident UK systems as a base for further growth, to generate efficiencies and facilitate extending e-commerce capabilities to International business.
- New personal bond system delivered and internet updates for selected product illustrations enabled.

Lombard

- Extended electronic links with custodian banks.
- Significantly progressed the development and upgrade of policy administration and related systems for launch in 2006.

2006 Priorities
Friends Provident International

- Rollout of online servicing facilities to distributors.
- Take further advantage of the Group's e-commerce capabilities, extending their use internationally where appropriate.

Lombard

- Launch new policy administration system.
- Continue to develop automated electronic links with our partners and custodian banks including e-Lombard.

FPI operating expenses



2005
+14%
£24m
2004
£21m
PVNBP
+5%
2003
£20m
PVNBP

This shows our operating expenses compared with the new business PVNBP growth rate.

The expense bars are drawn to a different scale to the PVNBP bars.

Engage our people to maximise our performance

Our people are critical to the successful running of our business and central to our ability to build relationships with intermediaries and customers. We therefore need to recruit and retain the appropriate highly skilled and motivated people.

2005 Key points
Friends Provident International

- New bespoke training function developed.
- Executive management development programmes run in conjunction with Ashridge Business School and EurAPCo alliance.

Lombard

- Introduced a 'coaching' programme and upgraded internal management training programmes.
- Developed business-wide seminars aimed at improving our people's understanding of our total business.
- Initiated exchange of staff between the UK and Luxembourg.

2006 Priorities
Friends Provident International

- Accelerated development programmes for talented managers.
- Internal change programmes focusing on enhancing service.

Lombard

- Increase company-wide focus on client service.
- Further develop training and coaching initiatives.

FPI Staff Engagement Index



2005
71%
2004
62%
2003
69%

This shows the level of FPI staff engagement as measured by our annual staff survey. In 2005 a record 90% of staff completed the survey.

Lombard does not currently have an equivalent measure.

Key risks

- **Further regulation and fiscal change materially impacts costs, capital requirements, distribution, regulatory responsibility or the market for products.**
- Project teams monitor the implementation of European directives and other legislative changes, seeking to ensure timely, compliant and cost effective solutions. Detailed analyses of the impact on distribution relationships and product offerings are undertaken to determine the required changes in distribution strategies.
- **The entry of new players increases competition.**
- The activities of competitors are monitored to identify potential challenges. Proactive steps are taken to review product offerings, and to consider our approach to particular territories as the competitive environment changes.
- **Reliance on key territories or distribution partners for business.**
- It is part of our business strategy to further diversify our International distribution. We have programmes in hand both to increase the number of supporting intermediaries and strategic partners in existing territories and to explore opportunities to extend the reach of our business into fresh territories. In assessing these opportunities, we undertake appropriate due diligence.
- **Financial crime.**
- Robust controls are operated in recruitment, financial transaction processing and IT operations. A risk-based approach allocates clear responsibility for business acceptance decisions, leading to greater vigilance. Training programmes have been enhanced and deepened.
- **Impact on profitability of changes to lapse rates.**
- Lapse management programmes seek to identify alternatives to surrender for clients. Particular sources of lapse risk are monitored. A focus on service helps to maintain customer satisfaction and prevent surrenders.

Our trading performance and outlook

International total new business increased 311% to £2,205 million. This significant increase is due in large part to the acquisition of Lombard in January 2005, which delivered some two-thirds of our total International new business. On a pro forma basis, the 2005 new business increase was 20%.

Note: *The new business figures on this page are reported on the Present Value of New Business Premiums (PVNBP) basis, replacing the Annual Premium Equivalent basis used previously. PVNBP is defined as single premiums plus the expected present value of new business regular premiums. The 2004 numbers have been restated on the new basis and the 2002 and 2003 bars have also been estimated on this basis to indicate a comparison.*

Total International new business PVNBP



2005 +311%
£2,205m
2004
£537m
2003
2002

Friends Provident International – New business increased by 32% to £708 million. Strong performances were achieved in all four operational regions of Asia, the Middle East, Continental Europe, and the specialist UK market.

Asia remains the dominant market, accounting for 45% of new business, and our continued commitment to this market, evidenced by our 2004 move to larger premises in Hong Kong, is being received positively. Growth in the specialist UK market and the Middle East was particularly encouraging. In the UK, we successfully focused on deepening our relationship with key distribution partners, and in the Middle East, we continue to benefit from the new marketing office in Dubai.

Regular premium business benefited from a marketing campaign for our Premier Plan in Asia and in the Middle East. Production of single premium business was bolstered by our co-branded Portfolio Bond offering with Selestia – one of the leading fund platforms in the UK. Generally, the proportion of new business resulting from our strategic partner alliances is increasing.

Following the systems harmonisation programme, concluded last year, the majority of business is now administered on the robust and proven Friends Provident single-platform system, enabling higher volumes of future new business to be accommodated cost effectively. In the final quarter of 2005, two new products were launched, and a number of further new products and product developments are planned for this year. We expect continued growth across all our key markets as we increase our emphasis on Asia and seek more distribution agreements with strategic partners.

The prospect is for broadly stable margins across all four regions of operation.

Friends Provident International new business



2005 +32%
£708m
2004
£537m
2003
2002

FPI 2005 new business by region



Asia 45%
UK 17%
Other Europe 17%
Middle East 10%
Other 11%

Lombard – On a pro forma basis, new business increased by 15% to £1,497 million, all single premium business. A strength of Lombard is its geographic diversification across Europe and beyond, and this is reflected in its 2005 performance. Growth was achieved in all countries with the exception of Germany, where 2004 new business was exceptional because of a change in tax rules, and Finland, where tax and regulatory changes have had a negative impact. However, Germany remains one of Lombard's largest markets, along with Belgium.

In terms of growth, strong performances were achieved in the specialist UK market, where the marketing team has been expanded, and in expatriate business from southern Europe. Both benefited from the recovery of investment markets and good distribution networks. Good growth has also been achieved in France and Italy, albeit from a lower base.

Sales were more geographically diverse than in 2004 and this diversity will provide a strong platform for further growth in 2006 and beyond. Lombard's focus is on deepening relationships with existing private banking partners, although new relationships may be developed where market opportunities demand. Production emphasis will remain on the core European markets while also seeking to develop opportunities in Asia and Latin America. We anticipate that ongoing margins will be supported by continued focus on innovation and excellent service to support premium pricing, although recognising that margins differ between territories and case sizes.

Lombard new business



2005 +15%
£1,497m
2004
£1,300m
2003
2002

Lombard became part of the Friends Provident Group in January 2005

Lombard 2005 new business by region



Belgium 20%
Germany 19%
Southern Europe 25%
Other Europe 21%
Other 15%

Our financial performance

International Life & Pensions EEV underlying profit has increased by 80% to £106 million (2004: £59m), mainly as a result of strong new business profits, including the impact of Lombard which was acquired in January 2005.

The return on embedded value based on underlying profit after tax has reduced from 27.6% in 2004 (for FPI only) to 21.5% for the enlarged operation in 2005. The fall results mainly from the non-recurrence of FPI operating assumption changes in 2004 of £21 million, largely offset by the positive impact of the Lombard acquisition.

EEV underlying profit

2005 +80% £106m

2004 £59m

Return on embedded value

2005 21.5%

2004 27.6%

The contribution from International new business has quadrupled from £20 million to £80 million, driven primarily by the inclusion of Lombard. The contribution is stated net of the cost of solvency capital of £1 million (2004: £1m). The margin has reduced slightly from 3.7% to 3.6%. The Lombard contribution is £58 million (2004 pro forma: £49m) with the increase due to 15% higher new business volumes at slightly higher margin as a result of favourable product mix and increasing economies of scale. The growth of the FPI contribution to £22 million (2004: £20m) was driven by 32% growth in new business. Most of this growth was in respect of the lower margin Portfolio Bond business and the consequent change in mix has caused the FPI margin to reduce.

Contribution from new business

2005 +300% £80m

2004 £20m

The profit from existing business is £25 million (2004: £37m). This comprises the expected return on the value of the in-force business, which increased to £26 million (2004: £11m) due to the inclusion of Lombard, positive experience variances of £2 million (2004: £5m) and operating assumption changes of £3 million negative (2004: £21m positive). The latter was due to strengthening of the mortality basis.

Profit from existing business

2005 -32% £25m

2004 £37m

The expected return on shareholders' net assets was £1 million (2004: £2m). This comprises the return on the shareholders' net assets held within the business consistent with the investment return assumptions used to calculate the embedded value at the start of the period.

Expected return on shareholders' net assets

2005 £1m

2004 £2m

Asset management

Our aim, strategy and risks

Our strategy – *see pages 26 & 27*

Focus on investment performance to exceed client requirements

Seek and develop distribution opportunities in key markets to deliver organic growth

Focus on higher margin business

Maintain diversity of earnings whilst leveraging scale

Our aim

Our aim is to deliver shareholder value by seeking to excel in everything that clients expect from us

NET FUNDS INFLOW ▷▷▷▷

REVENUE MARGIN ▷▷▷▷

DELIVER SHAREHOLDER VALUE

Underlying profit *see page [illegible]*

2005 +170%	**£108m**
2004	£40m

F&C underlying earnings per share *see page [illegible]*

2005 +24%	**15.9p**
2004	12.8p

Funds under management *see pages [illegible] & [illegible]*

2005 +5%	**£131bn**
2004	£125bn

Operating margin *see page [illegible]*

2005	**44.1%**
2004	34.0%



Key risks – *see page 27*

Risk of poor investment performance

Impact of EU and other regulatory developments

Depth and timeliness of management information

Development of operational platforms

Development of front office control processes

Alain Grisay, Chief Executive, F&C Asset Management plc

Our view of the market

The asset management industry in Europe is undergoing a period of significant change. At one end of the market, small, specialist boutiques are flourishing whilst at the other end of the spectrum, there is evidence of consolidation as firms seek to achieve the operational and distribution benefits of greater scale.

Financial services institutions are increasingly inclined towards 'open architecture' and willing to utilise multiple external asset managers within their product structures and distribution networks. This is blurring the distinction between providers/distributors and competitors/customers but also opening up new opportunities.

Demand for alternative investments, hedge funds and private equity has increased as investors seek absolute rather than relative returns and exposure to non-correlated assets. As the alternatives industry matures, traditional institutional asset managers are developing a presence in this space which has to-date been dominated by boutiques. We see the next phase of growth in alternatives being primarily driven from institutional investors, such as pension funds, as well as the traditional buyers of such products, being high net worth individuals.

In the institutional marketplace there has been a broad shift away from balanced mandates towards specialist funds. There is also greater awareness of the need to manage pension schemes' investment strategy to cover potential future liabilities. This is prompting interest in Asset and Liability Management (ALM) and Liability Driven Investment (LDI), particularly in markets such as The Netherlands where regulatory change is in the pipeline which will require pension funds to structure their investments to lock in their ability to cover their liabilities.

In the key UK retail marketplace, net retail sales experienced a sharp recovery during 2005 with a 73% increase over 2004. This positive trend was not, however, reflected in sales of Individual Savings Accounts which declined by 10%, possibly reflecting the impact of the Government's decision to abolish tax credits on ISA dividends.

The distribution landscape is also changing in the UK as the effects of depolarisation start to be felt. Consolidation is occurring in the IFA sector. Many firms are reviewing their business models with some increasingly inclined to outsource client portfolio management to multi-managers.

A further feature of the UK retail market is the growth of platforms such as fund supermarkets and wrap accounts. Combined with the rise of multi-managers, this means that, increasingly, asset managers do not know the identity of the underlying investor.

UK Equity Market Performance
FTSE 100 index


2005
5,619
2004
4,814
2003
4,477
2002
3,940
2001
5,217

UK Government Bond Market Performance
FTA Brit. Govt. Fixed All Stocks Total Return


2005
1,935
2004
1,793
2003
1,682
2002
1,648
2001
1,508

Continental European Equity Market Performance FTSE World Europe (ex UK) Index


2005
336
2004
279
2003
252
2002
200
2001
280

Continental European Government Bond Market Performance
Lehman Euro Treasury – Total Return


2005
107
2004
104
2003
96
2002
86
2001
73

All graphs are as at the end of the year.

How we are making our strategies work

Focus on investment performance to exceed client requirements

We seek to define and deliver top quartile performance in everything we do. Our strategy is grounded in our belief in a virtuous circle: delivering excellent performance will be validated by organic growth which will, in turn, translate into earnings growth and stock price performance.

We are an active manager and an active investor. Our investment process utilises proprietary research to add value for our clients. Our investment style is both active and pragmatic; we are not bound by labels such as 'value' or 'growth'.

2005 Key points

- Reorganised the investment management division, replacing the traditional Chief Investment Officer function as custodian of the House Market View with the new role of Head of Investments, which has a broad business management brief as required by a company with over 180 investment professionals.
- Established an Investment Division Management Committee to ensure greater accountability for performance.
- Recruited a new Head of Fixed Income and selectively upgraded other investment teams. For example, last October we recruited a highly regarded team of UK equity fund managers. We have already attracted institutional and retail assets on the back of this move.

2006 Priorities

'Performance First' initiative launch across the business which:

- Defines top quartile performance standards for every area of activity: investment performance, marketing and client servicing, operations and all the support functions.
- Sets clear and measurable departmental and individual goals.
- Incentivises individuals to achieve their goals.
- Selectively upgrades human capital where necessary to achieve our objectives.
- Reinforces a common business culture and gives us a focused platform for growth.

Investment performance 2005 Key points

Performance was mixed over the year with major areas of strength but also some weakness.

- Some 54% of our retail funds delivered above average performance in their respective Investment Management Association sectors* during 2005, compared to 60% over the last three years and just 38% over five years.
- We outperformed market benchmarks over the year in high yield, emerging debt, Continental European equities, US smaller companies, UK smaller companies, Japan and Asia ex-Japan.
- Credit was an area of particular strength with the F&C Long Dated Corporate Bond Fund finishing the year ranked first out of 52 funds and the F&C Corporate Bond Fund ranked second out of 72 funds in their respective sectors over three years, according to the CAPS pooled pension fund survey.**
- Our ethical funds were relatively disadvantaged against the wider market in 2005 by their natural under weight exposure to oils and financials, but they continued to deliver good absolute returns and were performance leaders against other competitor ethical products.
- We underperformed in emerging equities, UK equities and Euro government bonds.
- Balanced portfolios benefited from positive asset allocation decisions.

* Excludes funds with target returns.

** Russell Mellon CAPS Pooled Pension Fund Update to 31 December 2005. The F&C MPF Corporate Bond Fund sits in the UK Bonds – Standard Sector. The F&C MPF Long Dated Corporate Bond Fund sits in the UK Bonds – Long Term sector. Calculation basis: offer to offer, income reinvested at offer, net of fees.

Seek and develop distribution opportunities in key markets to deliver organic growth

Our distribution model is based on intermediaries and strategic partnerships. We are focused on the UK and Continental Europe.

Our priority is to grow organically. We will take an opportunistic approach towards any further acquisitions.

2005 Key points

- Experienced net outflows of £6.1 billion of which £5.2 billion related to one insurance client, Resolution Life. This loss was due to corporate activity rather than any factor under F&C's control, and a further £20 billion of funds have been withdrawn in the first quarter 2006.
- Additional outflows were experienced from institutional clients due to:
  - an industry trend away from balanced to specialist management
  - a switch by some clients from equities to bonds
  - some instances of disappointing performance, particularly in emerging equities.
- Net inflows in some of the higher margin areas such as open ended retail funds, investment trusts and sub advisory.

2006 Priorities

Organic growth founded on strong investment performance is our priority:

- Stay focused on the UK and Continental Europe.
- UK retail market: build on our relationships with IFAs.
- UK institutional market: continue to build on our consultant relationships.
- European wholesale market: further develop wholesale and sub-advisory relationships. These include Achmea (The Netherlands), Millennium BCP (Portugal) and Friends First (Ireland).
- We will consider opportunities for acquisitions that would enable us to secure new distribution channels.

Key risks

Focus on higher margin business

We are targeting net new business in higher margin areas. These include retail, LDI, alternatives and specialist institutional mandates yielding performance fees such as emerging market debt, high yield, high alpha equities, hedge funds and a Private Equity Fund of Funds.

2005 Key points

- Growth in alternatives. Completed fund raising for F&C Amethyst, our flagship hedge fund, and saw growth from F&C Partners LLP, our fund of hedge funds boutique.
- Launch of the F&C Commercial Property Trust.
- Purchase of a private equity fund of funds team from Martin Currie and the addition of the F&C Private Equity Trust.
- Net sales in UK retail market with key products including Stewardship Income and F&C Multi-Manager Distribution Fund.
- Strong growth in Portugal through our sub-advisory relationship with Millennium BCP.
- Leading position in the VCT market through our distribution partnership with ISIS Equity Partners on the Baronsmead VCTs.

2006 Priorities

- LDI pooled funds launch in The Netherlands – build on our ALM/LDI expertise.
- Pursue institutional mandates and retail assets in high alpha UK equities on the back of the recruitment of a new team.
- Target specialist fixed income mandates in emerging debt and high yield.
- Continue to develop our multi-manager presence in the UK retail market.
- Retain leading position in the VCT market.
- Continue to develop our wholesale and sub-advisory relationships in Europe.

Maintain diversity of earnings whilst leveraging scale

We are a diversified business by client type, asset mix and geography, which provides us with a robust business model across market cycles.
We benefit from scale in terms of research, infrastructure, distribution and access to the market.

2005 Key points

- Integration of F&C/ISIS successfully completed in just 15 months.
- Annualised cost synergies of £33 million achieved with the full benefits to come through in 2006.
- Benefited from the growth of our European partners where we provide sub-advisory services.
- Growth in our UK retail business.
- Growth in alternatives.

2006 Priorities

- Continue to develop distribution across Europe.
- Continue to develop the multi-boutique investment model.
- We will consider opportunities for acquisitions that would enable us to leverage our platform whilst maintaining or increasing our diversity.
- Progress the outstanding IT projects relating to the integration of F&C and ISIS in accordance with timetable set.

Key risks

- **Risk of poor investment performance, leading to the loss of key investment mandates.**
- The personnel selection processes during the integration of F&C and ISIS and other actions taken during 2005 and early 2006 have helped us to strengthen the investment teams. While investment performance has stabilised or improved in a number of key areas during 2005, there are some product areas to which we are devoting further attention.
- **Impact of EU and other regulatory developments.**
- The Markets in Financial Instruments Directive and Capital Requirement Directive present medium term challenges for asset management businesses. Programmes are in hand to prepare for implementation and opportunities are taken as they arise to influence the drafting and implementation of the Directives.
- **Depth and timeliness of management information.**
- Processes and procedures have been put in place that will in the future enhance the reporting of management information to the F&C Board and business.
- **Development of operational platforms.**
- Subsequent to F&C's announcement in 2005 to terminate the outsourcing negotiations with Mellon, administrative operations continue on two legacy platforms, one outsourced and one in-house. A project is under way to build a data warehouse to consolidate data, enhance operating efficiency and improve the level of services and reporting to clients and management.
- **Development of front office control processes.**
- New IT systems are being developed and installed to complete the integration of front office dealing, decision support and pre and post execution monitoring systems. Substantial progress has been made with the installation of a new dealing platform and further supporting systems are anticipated to follow during 2006. In the short term adequate controls, albeit more manual in nature, exist to manage the risk.

Our trading performance and outlook

Overall, funds under management as at 31 December 2005 were £131 billion, compared with £125 billion at the end of 2004. Across 2005 F&C experienced net outflows of £6.1 billion assets under management.

Insurance – Some £5.2 billion of outflows related to one insurance client, Resolution Life. This was not related to reasons under F&C control but corporate activity by Resolution Life.

The remaining £20 billion of Resolution Life assets have been withdrawn during Q1 2006. F&C will receive £27 million in compensation as a result of the termination of this contract.

Despite this setback F&C sees further opportunities in the insurance sector having developed a dedicated ALM capability to provide solutions to the specific issues facing insurance businesses. With some insurance clients F&C has a contractual right to manage additional assets acquired through corporate activity. Insurance clients are also increasingly interested in allocating some assets to higher-margin product areas.

Institutional – A further £1 billion of institutional outflows were broadly related to three factors:

- an industry trend away from balanced to specialist management
- a switch by some clients away from equities and bonds
- some instances of disappointing investment performance, particularly in emerging equities

All these factors could drive further institutional outflows in 2006. In the UK, institutional sales activity has focused on extending investment consultant coverage. F&C has concentrated on promoting composite UK bonds, high alpha UK equities, property, ALM and alternatives.

In The Netherlands activity has been focused on two areas where regulatory change is creating opportunities: Governance and Socially Responsible Investment and ALM/LDI.

UK retail – In the UK retail market F&C saw a 21% increase in net fund sales during 2005 reflecting an improvement in investor sentiment. We completed a fund rationalisation programme in the first half of the year and consolidated the fund accounting, trustee and third-party administration. Key product areas were the ethical Stewardship funds and our multi-manager funds. Corporate bond fund sales slowed as advisers turned their attention to equity products again.

The VCT market was boosted by enhanced tax reliefs first introduced in the 2004 Budget. We saw a gross increase in VCT sales of 40% in 2005.

The investment trust industry experienced considerable corporate activity in 2005 and as a leading manager we were not immune from this. Despite the loss of the F&C Pacific Investment Trust mandate at the start of 2005, our net assets from investment trusts rose. A highlight was the launch in March 2005 of the F&C Commercial Property Trust with gross assets principally sourced from Friends Provident of £965 million. Over £250 million of new assets were raised as part of the launch. A further positive development was the acquisition of a private equity fund of funds team from Martin Currie. The deal was accompanied by an investment trust mandate which has now been renamed the F&C Private Equity Trust.

European wholesale – *F&C's strategy for accessing the retail market outside the UK* involves establishing wholesale and sub-advisory relationships with local institutions. These enable F&C to benefit from the business growth of its partners and this was one of the most successful channels for F&C in 2005. The three key retail markets are Portugal (where F&C sub-advises MFI, the mutual fund business of Millennium BCP), The Netherlands (where it sub-advises mutual funds for Achmea) and Germany (where F&C markets Sicav funds). Assets from these relationships saw a 27% increase during the year.



2005 fund flows
Outflows
Inflows
Insurance
£6,577m*
Institutional
£5,482m
£4,523m
Retail
£3,142m
£4,539m
Net total
£6,139m*

*Some £5.2 billion related to Resolution Life

Assets under management by client category





2005		2004	
Insurance	61%	Insurance	62%
Institutional	26%	Institutional	26%
Retail	13%	Retail	12%

Assets under management by asset class





2005		2004	
Fixed interest	55%	Fixed interest	58%
UK equities	15%	UK equities	13%
Overseas equities	20%	Overseas equities	19%
Property	5%	Property	5%
Other alternative investments	1%	Other alternative investments	1%
Liquidity/Other	4%	Liquidity/Other	4%

Assets under management by geographic source





2005		2004	
UK	59%	UK	60%
Netherlands	25%	Netherlands	24%
Portugal	10%	Portugal	10%
Ireland	2%	Ireland	2%
Germany	1%	Germany	1%
France	1%	France	1%
Other	2%	Other	2%

Our financial performance

The financial results of our Asset Management business represent the first full 12 months of the enlarged company, F&C Asset Management plc, following the merger of F&C Group (Holdings) Limited and ISIS Asset Management plc in October 2004.

Underlying profits increased by 170% to £108 million (2004: £40m) driven primarily by the merger. Underlying earnings per share increased by 24% to 15.9p (2004: 12.8p).

Underlying profit

2005 +170% £108m

2004 £40m

F&C underlying earnings per share

2005 +24% 15.9p

2004 12.8p

Net revenues (excluding investment income attributable to policyholders) generated by the enlarged business were 76% higher at £267 million (2004: £152m). The increase was due mainly to the strong rise in equity markets during the final quarter of the year, which was offset by the effect of net fund outflows for the year of £6.1 billion. Whilst impacting 2005, the net outflows will have a more significant impact on 2006 revenues. Net revenues included performance-related management fees of £13 million (2004: £8m).

The loss of the Resolution Life contract through corporate activity was a major factor impacting our outflows. Resolution outflows in 2005 were approximately £5 billion and a further £20 billion has been withdrawn in the first quarter 2006. We have agreed a termination payment with Resolution in respect of this business of £27 million, which will be received in the first half of 2006. Some of the other institutional business losses, such as emerging equities mandates, were at a higher revenue margin than our 2004 average (21 basis points). When taken together with the disposal of our private equity business, we expect our recurring revenue margin for 2006 to be 20 basis points. Whilst this short-term setback is disappointing, our focus remains on generating net new business in higher margin areas.

Net revenues

2005 +76% £267m

2004 £152m

Funds under management

2005 +5% £131bn*

2004 £125bn

Before withdrawal of £20bn Resolution Life funds

Operating expenses (excluding the Re-Investment Plan costs, amortisation and impairment of intangible assets, restructuring costs and net operating costs on investment and insurance contracts), represent the ongoing costs of running the business and were £151 million (2004: £101m). They benefited from the integration process which has generated annualised cost savings of £33 million. Based on our budget for 2006 the full synergies will be achieved ahead of target and as such we should see benefits slightly in excess of the forecast £33 million in the 2006 results. Approximately 60% of costs are staff-related costs and headcount has reduced by about 100 during the year. Since the year-end this has further reduced.

Operating expenses

2005 +50% £151m

2004 £101m

The operating margin (the ratio of operating profit to net revenues) has increased from 34.0% to 44.1%. Operating profit increased to £118 million (2004: £52m) and is similar to underlying profit but excluding such items as finance revenue, finance costs and investment impairment.

Operating margin

2005 44.1%

2004 34.0%

Intangible assets – The level of fund losses during 2005 and anticipated losses in respect of both institutional and investment trust clients and resultant impact on future revenue was significant enough to be considered a potential indicator of impairment in respect of the related intangible assets. A full impairment review of these assets was therefore undertaken. The value of investment management contracts at 31 December 2004 amounted to £590 million.

This review determined the recoverable amount of the intangible assets in respect of the institutional and investment trust fund management contracts was lower than their carrying value and has therefore resulted in a total impairment charge of £112 million. These calculations have been based on different risk discount rates using F&C's weighted average cost of capital of 8.9% allowing for the nature of the contracts and the estimated life. The recoverable amount assumes an estimated loss rate of 14% and 5% per annum respectively.

We are required to conduct an annual impairment review of the carrying value of goodwill although there is no annual amortisation charge. Our review demonstrated that there was no impairment and hence no requirement to write down Asset Management goodwill as at 31 December 2005.

Group Financial Performance

Group profitability on the European Embedded Value (EEV) basis

EEV BASIS

Our results are presented on two bases: European Embedded Value (EEV) and International Financial Reporting Standards (IFRS).

EEV is the basis we find most useful because it provides a more representative reflection of the performance of long-term business that fully recognises the shareholders' interest in the in-force portfolio.

Consequently most of our financial key performance indicators are defined in EEV rather than IFRS terms.

EEV UNDERLYING PROFIT BEFORE TAX	2005 £m	2004 £m
UK LIFE & PENSIONS UP 11% – *see page 17*	328	295
INTERNATIONAL LIFE & PENSIONS UP 80% – *see page 23*	106	59
ASSET MANAGEMENT UP 170% – *see page 29*	108	40
CORPORATE ITEMS – *see page 31*	(18)	(2)
Expected return on net pension liability	(2)	8
Expected return on corporate net assets	(7)	-
Corporate costs	(12)	(10)
Operating assumption changes for corporate costs	3	-
OTHER PROFIT ITEMS – *see page 31*	76	(17)
Investment return variances	550	197
Effect of economic assumption changes	(238)	(128)
Non-recurring items	(59)	(55)
Amortisation of Asset Management acquired intangible assets	(56)	(21)
Impairment of Asset Management acquired intangible assets	(112)	-
Variation in value of option on convertible debt	(9)	(10)
EEV PROFIT BEFORE TAX	600	375

Subsequent to the restatement of the 2004 results onto the EEV basis announced in October 2005, the investment in preference shares of FPLP by the holding company has been reclassified as debt rather than equity to reflect the substance of the investment. This reduced the 2004 EEV underlying profit and the EEV profit before tax by £6 million.



EEV UNDERLYING PROFIT BEFORE TAX £524m (2004: £392m) UP 34%
EEV UNDERLYING EARNINGS PER SHARE 16.3p (2004: 15.8p) UP 3%
EEV PROFIT BEFORE TAX £600m (2004: £375m) UP 60%
EEV EARNINGS PER SHARE 21.2p (2004: 15.6p) UP 36%
DIVIDEND PER SHARE: 7.7p (2004: 7.55p) UP 2%

EEV replaces, and significantly enhances, the previous Achieved Profit basis by more explicitly allowing for risk. It has been prepared in accordance with the EEV Principles issued by the European CFO Forum using a robust market-consistent approach. The 2004 numbers have been restated accordingly. The change to EEV reporting resulted in a 4% reduction in Group embedded value (reflecting the allowance for options and guarantees) and a 14% increase in Group underlying profit (reflecting the lower relative risk profile of the Group's new business).



Philip Moore, Group Finance Director

Group EEV underlying profit before tax has increased by 34% to £524 million (2004: £392m), with significant increases in profits from all three business segments. This is particularly noticeable in our Asset Management and International Life & Pensions businesses where the ISIS/F&C merger and Lombard acquisition have made major contributions, but the results have also benefited from organic growth.

Group EEV profit before tax has increased by 60% to £600 million (2004: £375m). In addition to the above factors, this takes into account the good investment returns achieved during the year offset by the impacts of economic assumption changes, non-recurring and other items, which are discussed below.

Group EEV underlying profit

2005 +34% £524m

2004 £392m

Group EEV profit before tax

2005 +60% £600m

2004 £375m

Underlying profit – The significant increases in the Asset Management and International Life and Pensions underlying profits have led to an increase in their proportions of the Group's underlying profit (excluding corporate items) to 20% each (2004: 10% and 15% respectively). Commentary on the segmental results is given on pages 17, 23 and 29.

Corporate items include: the expected return on the net pension liability of £2 million negative (2004: £8m positive), the expected return on corporate net assets of £7 million negative (2004: £nil), corporate costs of £12 million (2004: £10m) and operating assumption changes for corporate costs of £3 million positive (2004: £nil). The negative expected return on corporate net assets arises because the interest payable on the 2003 STICS exceeds the coupon receivable on the investment by the parent in FPLP preference shares.

Underlying profit by business segment

2005 **2004**



	2005	2004
UK Life & Pensions	60%	75%
International Life & Pensions	20%	15%
Asset Management	20%	10%

The contribution from total Life & Pensions new business has increased by 85% to £144 million (2004: £78m). The new business margin as a percentage of PVNBP has increased slightly from 2.5% to 2.7% as a consequence of the mix changing in favour of higher margin International business, offsetting lower UK margins. The proportion of new business profits arising from the International segment has increased from 26% to 55% reflecting the changing profile of the Group, following the Lombard acquisition in January 2005.

Contribution from Life & Pensions new business

2005 +85% £144m

2004 £78m

The Life & Pensions return on embedded value has increased from 11.0% to 11.2% due mainly to the increased size of the International business as a result of the Lombard acquisition. The UK return is 9.4% (2004: 9.5%) compared to the International return of 21.5% (2004: 27.6%). The higher International return reflects the much higher proportion of new business profit to embedded value compared with the UK business.

Life & Pensions return on embedded value

2005 11.2%

2004 11.0%

The other profit items excluded from underlying profit but included in profit before tax are shown in the table on page 30. The major items are:

- Strong stock market returns and growth in fixed interest market values during 2005 have generated a £550 million investment return variance (2004: £197m) over and above the expected return.
- The effect of changes in economic assumptions (mainly a 0.5% reduction in the risk free rate of return) has decreased profits by £238 million (2004: £128m).
- Non-recurring items comprise: F&C integration costs of £24 million, F&C Reinvestment Plan costs of £22 million relating to the share schemes put in place at the time of the merger to lock in and incentivise senior staff, FPI integration costs of £6 million and a net mis-selling charge of £7 million.
- The amortisation of Asset Management intangible assets of £56 million includes a first full years' amortisation of F&C investment management contracts (2004: £21m).
- An impairment review of the F&C investment management contracts resulted in a further write down of £112 million (2004: £nil) as described on page 29.

Other profit items

2005 £76m

2004 £-17m

Group profitability on the International Financial Reporting Standards (IFRS) basis

KEY DIFFERENCES BETWEEN THE EEV AND IFRS BASES

	EEV	IFRS
New business	EEV explicitly recognises new business profit in year of sale by prudently estimating future cash flows and discounting these using an appropriate risk discount rate.	IFRS recognises only the statutory surplus on new business and some acquisition costs are deferred. On most product lines the IFRS year one 'profit' is negative, offset by surpluses in future years.
In-force business	The EEV in-force profit is the 'unwind' of the risk discount rate, reflecting the fact that future cash flows become one year nearer realisation, and the impact of experience varying from assumptions.	The IFRS profit on in-force business, or surplus, is the cash flow realised in the year, as adjusted by IFRS adjustments such as the amortisation of the deferred acquisition costs.

IFRS UNDERLYING PROFIT BEFORE TAX

	2005 £m	2004 £m
UK LIFE & PENSIONS – *see page 33*	138	108
INTERNATIONAL LIFE & PENSIONS – *see page 33*	-	25
ASSET MANAGEMENT – *see page 29*	108	40
CORPORATE ITEMS – *see page 33*	(22)	(2)
Expected return on net pension liability	(2)	8
Expected return on corporate net assets	(6)	-
Corporate costs	(14)	(10)
OTHER PROFIT ITEMS – *see page 33*	143	50
Policyholder tax	218	98
Returns on Group controlled funds attributable to third parties	57	-
Non-recurring items	(59)	(55)
Amortisation of Asset Management acquired intangible assets	(56)	(21)
Amortisation of acquired present value of in-force business	(28)	(10)
Amortisation of Life & Pensions acquired intangible assets	(7)	-
Impairment of acquired intangible assets	(112)	-
Interest payable on STICS	37	21
Short-term fluctuations in investment return	102	27
Variation in value of option on convertible debt	(9)	(10)
IFRS PROFIT BEFORE TAX*	367	221

Following the restatement of the 2004 results under IFRS announced in September 2005, the interpretation of provisions within IAS 32 Financial Instruments, Disclosure and Presentation has required the STICS issued in 2003 to be reclassified as equity rather than as a liability. The change has resulted in an increase in 2004 reported profit before tax of £21 million. Underlying profit is unaffected.

**IFRS profit before tax from continuing operations.*

IFRS BASIS

We present IFRS results in accordance with the EU regulations requiring all European listed groups to prepare IFRS accounts from 1 January 2005.

The key differences between the IFRS and EEV bases are in respect of the timing of profit recognition. IFRS profits tend to be lower than EEV profits when new business volumes are growing because IFRS does not fully recognise, in the year of sale, new business profit expected to arise from future cash flows.


IFRS UNDERLYING PROFIT BEFORE TAX £224m (2004: £171m) UP 31%
IFRS UNDERLYING EARNINGS PER SHARE 8.8p (2004: 10.3p) DOWN 15%
IFRS PROFIT BEFORE TAX* £367m (2004: £221m) UP 66%
IFRS EARNINGS PER SHARE 6.3p (2004: 7.9p) DOWN 20%
DIVIDEND PER SHARE: 7.7p (2004: 7.55p) UP 2%

When considering the IFRS results, management focuses on underlying profit rather than IFRS profit before tax, as this measure better reflects ongoing performance.

IFRS replaces the previous Modified Statutory Solvency (MSS) basis and the comparative figures have been restated accordingly. IFRS is more cautious than MSS and prohibits the deferral of some aquisition costs and changes the calculation of actuarial liabilities for investment products. A full reconciliation of MSS to IFRS for 2004 is included in the financial statements.

IFRS underlying profit before tax increased by 31% to £224 million (2004: £171m), mainly because of the increase in the Asset Management underlying profit following the F&C merger last year. The total Life & Pensions underlying profit was 4% up in 2005. The longer-term investment return rates assumed were unchanged from 2004. The prospective rates for 2006 are: equities 7.25% (2005: 7.5%), property 6.25% (7.5%), gilts 4.25% (5.0%) and other fixed interest 4.75% (5.75%).

IFRS profit before tax from continuing operations increased by 66% to £367 million (2004: £221m). In addition to the above, this takes into account the actual investment returns achieved during the year, offset by the impacts of non-recurring and other items, which are discussed below. It is also shown gross of policyholder tax and minority interests in accordance with the IFRS rules.

IFRS underlying profit

2005 +31% £224m

2004 £171m

IFRS profit before tax

2005 +66% £367m

2004 £221m

UK Life & Pensions underlying profit has increased by 28% to £138 million (2004: £108m). The increase was mainly due to reduced strain on protection business, good surplus on income protection business, offset by higher group pensions new business strain. There were also some positive one-off impacts and basis changes. This comprises the With Profits Fund with-profits business of £7 million (2004: £7m), With Profits Fund other business £60 million (2004: £26m), other life business £8 million (2004: £10m negative) and longer-term investment return £63 million (2004: £85m).

UK Life & Pensions underlying profit

2005 +28% £138m

2004 £108m

International Life & Pensions underlying profit has reduced to £nil (2004: £25m). This decrease relates to FPI where increasing sales of certain products, although economically profitable, lead to IFRS losses. This occurs because actuarial funding techniques, which have the effect of reducing new business strain, are not recognised under IFRS.

International Life & Pensions underlying profit

2005 £nil

2004 £25m

Asset Management underlying profit has increased by 170% to £108 million (2004: £40m). For the Asset Management business, underlying profits under IFRS are the same as EEV and are discussed on page 29.

Asset Management underlying profit

2005 +170% £108m

2004 £40m

Corporate items comprise the expected return on the net pension liability of £2 million negative (2004: £8m positive), expected return on corporate net assets of £6 million negative (2004: £nil), less corporate costs of £14 million (2004: £10m).

Corporate items

2005 £-22m

2004 £-2m

Other profit items excluded from underlying profit but included in profit before tax are shown in the table on page 32. The non-recurring items, amortisation and impairment of intangible assets are all discussed on page 31. The other main items are:

- Policyholder tax and returns on Group controlled funds attributable to third parties (the latter mainly representing the minority interest held in F&C Commercial Property Trust, which is 58% owned by the Group's long term funds) are excluded from underlying profit as neither is attributable to shareholders.
- The increase in the amortisation of acquired present value of in-force business to £28 million (2004: £10m) is due to the inclusion of Lombard in 2005.
- Within the calculation of underlying IFRS profit (as in EEV) we account for the STICS as debt to reflect the economic reality. However we are required under the IFRS rules to account for STICS as equity in calculating IFRS profit before tax. We therefore add back the STICS interest that was deducted in calculating underlying profit.
- Short-term fluctuations in investment return of £102 million (2004: £27m) reflects the better than expected stock market returns achieved in 2005.

Other profit items

2005 +186% £143m

2004 £50m

Total dividend for 2005 of 7.7 pence per share (including the proposed final dividend of 5.1 pence per share) represents an increase over 2004 of 2%. This is covered 1.1 times (2004: 1.2 times) by IFRS underlying profit after tax and minority interests, although this is not a good indication of dividend paying capacity as it does not reflect distributable reserves or cash generation.

IFRS Dividend cover

2005 1.1 times

2004 1.2 times

Shareholders' equity

The embedded value, on a pro forma basis has increased by 12% to £3,464 million (2004: £3,091m). It comprises:

- **Shareholders' invested net assets £1,064 million (2004: £1,051m)**
- **Value of in-force Life & Pensions business £2,019 million (2004: £1,484m)**
- **Market value of the listed Asset Management business £441m (2004: £609m)**
- **Less provision for future corporate costs £47m (2004: £48m) and net pension liability of £13 million (2004: £5m).**

The pro forma embedded value per share has increased by 4% to £1.65 (2004: £1.59) with the increase generated as follows:

Pro forma embedded value

2005 +12%	£3,464m
2004	£3,091m

Embedded value per share

2005 +4%	£1.65
2004	£1.59

Increase in EV per share

	2005 Reduction	2005 Increase	2004 Reduction	2004 Increase
EEV underlying profit		27p		23p
Investment variances		30p		11p
Effect of economic assumption changes	12p		7p	
Non-recurring items	3p		3p	
Amortisation and impairment of intangible assets	9p		1p	
F&C adjustment to market value	5p		1p	
Taxation	10p		6p	
Dividend	8p		8p	
Change as a result of business combinations	6p		3p	
Unclaimed shares on demutualisation				4p
Other (including minority interest in F&C loss)		2p		
Net increase in embedded value per share		6p		9p

Shareholders' invested net assets, which are the best indication of our net cash position, have increased by £13 million. We have reduced our equity exposure towards the end of 2005 as part of our risk management initiatives. At year-end the net assets were invested 58% in equities and 42% in fixed income securities and cash (2004: 73% and 27% respectively). The movement can be analysed as follows:

Shareholders' invested net assets

2005 +1%	£1,064m
2004	£1,051m

Movement in shareholders' invested net assets

		2005 Cash consumption	2005 Cash generation	2004 Cash consumption	2004 Cash generation
UK Life & Pensions	New business strain	£261m		The 2004 analysis of Life & Pensions net cash operating surplus is not available	
	In-force surplus		£253m		
	Taxation		£102m		
International Life & Pensions	New business strain*	£63m			
	In-force surplus*		£71m		
	Taxation	£2m			
***Sub total:* Life & Pensions net cash operating surplus**			£100m		£89m
	Other operating surplus/(deficit)	£8m		£2m	
	Investment return		£87m		£79m
	F&C dividend received		£27m		£11m
***Sub total:* net movement before dividend and capital items**			£206m	£1m	
	Dividends paid	£157m		£134m	
	Capital items	£36m		£11m	
Total movement			£13m	£146m	

of which Lombard's new business strain was £33m and the in-force surplus was £29m.

The Life & Pensions operating surplus improved to £100 million (2004: £89m deficit), split £94 million UK and £6 million International. Both businesses generated surplus on the in-force business to broadly fund the new business strain. In addition the UK business has a tax credit of £102 million due mainly to the utilisation of life and pension tax losses built up in prior years against the increased investment return in 2005 and the amount received from Group non-life companies for the surrender of current year tax losses. The tax credit is expected to recur in 2006 but at a significantly lower level. The other operating deficit includes mainly corporate costs net of tax.

Total cash generated before dividend and capital items was substantially increased on 2004 at £206 million (2004: £1m negative). Dividends paid amounted to £157 million (2004: £134m) and capital items included £39 million in respect of the acquisition of Lombard, representing the negative net assets acquired and expenses incurred.

The value of in-force Life & Pensions business increased by 36% to £2,019 million (2004: £1,484m) primarily because of strong new business results and good investment returns. The pro forma increase after allowing for the value of the Lombard VIF on acquisition (£186 million) was 21%.

Value of in-force Life & Pensions business

2005 +36% £2,019m

2004 £1,484m

Market value of F&C. The market value of our 52% shareholding in F&C, our listed Asset Management business reduced by 28% to £441 million (2004: £609m). The share price declined from £2.46 at 31 December 2004 to £1.75 at 31 December 2005.

Market value of F&C

2005 **-28% £441m**

2004 £609m

Long-term borrowings

Long-term borrowings	Coupon %	2005 £m	2004 £m
Subordinated liabilities:			
£215m FP Finance PLC undated subordinated guaranteed bonds callable 2006	9.125	215	215
£10m Lombard undated subordinated loans	Various	10	-
£10m F&C subordinated loan	6m LIBOR + 1.05	10	9
Debenture loans:			
£280m Box Hill Life Finance plc securitisation notes – class A-1 due 2016	3m LIBOR + 0.20	380	377
£100m Box Hill Life Finance plc securitisation notes – class A-2 due 2019	3m LIBOR + 0.23		
£6m Friends Provident Investment Holdings plc loan notes due 2006	LIBOR - 0.5	6	8
£230m F&C Commercial Property Trust secured bonds due 2017	5.23	229	-
£22m Lombard financial reinsurance treaty	LIBOR + 2.0	22	-
Convertible bonds:			
£290m Friends Provident plc convertible bonds due 2007	5.25	276	311
Total long-term borrowings		**1,148**	**920**
Subordinated borrowings designated as equity:			
£300m Friends Provident plc STICS callable 2019	6.875	297	297
£500m Friends Provident plc STICS callable 2015	6.292	495	-
Total long-term borrowings including STICS		**1,940**	**1,217**

Borrowings are valued on an IFRS basis net of capitalised issue costs.

The Group's long-term borrowings, including STICS (which are treated as equity in IFRS), have increased to £1,940 million (2004: £1,217m), principally because of the issue of £500 million STICS in June 2005 less issue expenses of £5 million. These will be used to pre-fund the redemption of the £215 million undated subordinated guaranteed bonds in 2006 and to support future growth. In addition, £230 million secured bonds were issued by the F&C Commercial Property Trust (a policyholder investment) in February 2005 and some borrowings acquired as part of the Lombard acquisition.

The convertible bonds are separated into a liability component and an embedded derivative, being the option to convert to equity. At December 2004 the embedded derivative was treated as liability and included at fair value within the overall value of the convertible bonds. In May 2005 we renounced our right to redeem the convertible bonds in cash. This removes the need to reflect any further changes to the option value in the IFRS income statement. Thereafter the embedded derivative is classified as equity and is held at its fair value at May 2005.

Of the £280 million class A-1 securitisation notes, £82 million is expected to be repaid in April 2006 as a result of surplus emergence in 2005.

Group financial strength

The Group remains financially strong and our financial standing has been further improved during 2005.

We continued to manage our business financially on the basis of our economic capital whilst ensuring that we also comply comfortably with all other capital requirements. These include the realistic solvency requirement for our with-profits business, our regulatory solvency and our Group solvency requirements as detailed on these pages.

Over the past three years we have developed an economic capital model, which has helped our drive for improved capital efficiency and financial risk reduction.

Such models form the basis for the FSA to agree the economic capital requirement for each company based on an assessment of its own risk profile, ie the individual capital assessment. We have submitted our year-end 2004 economic capital results to the FSA and, having received feedback, we remain satisfied with our methodology.

We have continued to make considerable progress in reducing financial risk in the business and these actions are reaping tangible benefits, for example with our management of the With Profits Fund and the pensions scheme as discussed on page 37.

Note: All indicators are quoted as at 31 December for each year.

FPLP Realistic solvency

The Realistic Balance Sheet is an integral part of how we manage the with-profits business of the Group.

We calculate assets and liabilities of the FPLP With Profits Fund on a realistic basis. Surplus assets have increased to £236 million (2004: £131m).

At December 2005 the Risk Capital Margin was £276 million (2004: £279m) leaving £40 million (2004: £148m) to be met from surplus assets outside of the With Profits Fund of some £1.8 billion. Our objective remains that, over time, the surplus assets within the Fund should cover the Risk Capital Margin in full.

The With Profits Fund Realistic Balance Sheet is resilient in the event of falls or rises in investment markets. This is due in large measure to the actions we have taken to hedge the provisions made to cover the cost of guarantees and options.

Risk Capital Margin coverage from within the FPLP With Profits Fund


2005 RCM £276m
WPF surplus assets £236m
2004 RCM £279m
WPF surplus assets £131m

FPLP Regulatory solvency

FPLP also reports regulatory solvency using the valuation rules. These focus on the adequacy of resources to meet existing guaranteed benefits.

Solvency is calculated on both a regulatory and a realistic basis. The two calculations are then compared after applying stress tests to each and the more onerous requirement is applied. During 2005, the more onerous requirement for FPLP has changed from the regulatory basis to the realistic basis.

The Free Asset Ratio (FAR) is a common measure of financial strength. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. For FPLP it has increased to an estimated 18.3% at the end of 2005 (2004: 12.2%) and available assets to meet capital requirements have increased from £2,281 million to £3,471 million. The main reasons for the increase are the investment return achieved during the year and the £500 million capital raised in June 2005.

The quality of our regulatory capital has also improved and the FAR no longer includes any implicit item or the £215 million subordinated debt callable in 2006.

FPLP Free Asset Ratio


2005 18.3%
2004 12.2%
2003 10.1%
2002 8.4%

Group capital

The Life and Pensions capital statement shows the available capital resources compared with the regulatory capital requirements.

The Life and Pensions capital statement, drawn up in accordance with FRS 27, is set out in the notes to the financial statements.

The total available capital resources, calculated on a realistic basis for the FPLP With Profits Fund and on a regulatory basis for all other funds, have increased to £2.5 billion (2004: £2.0bn).

The regulatory capital requirement is £0.7 billion (2004: £0.8bn). Therefore the excess capital resources over the capital requirement has increased to £1.8 billion (2004: £1.2bn). The improved position is mainly driven by our tier one capital raising in June 2005.

The bulk of the Group's capital is held outside the With Profits Funds and, consequently, can be deployed around the Group with a high degree of flexibility.

The Group is required to comply with the Insurance Groups Directive, which requires a very prudent measure of excess capital resources as it excludes any surplus capital within a long-term fund. On this measure Group capital resources exceeded Group capital requirements by over £750 million at 31 December 2005.

Life & Pensions excess capital resources

2005	+51%	£1,813m
2004		£1,202m

Credit ratings

External agencies, such as Standard and Poor's, Moody's and Fitch regularly perform independent assessments of the financial strength of life companies and publish their ratings.

FPLP

Moody's has maintained FPLP's A2 (strong) rating but upgraded the outlook in May 2005 from stable to positive.

Standard & Poor's has maintained FPLP's rating unchanged at A+ (strong) with a stable outlook.

Fitch has maintained FPLP's rating unchanged at A+ (strong) with a stable outlook.

Friends Provident plc

Standard & Poor's upgraded the rating of Friends Provident plc from BBB+ (good) to A- (strong) in May 2005.

Standard and Poor's credit rating for FPLP

2005	A+ stable
2004	A+ stable
2003	A+ stable
2002	AA- negative

Financial risk reduction

We actively manage financial risk and have taken a number of initiatives to reduce our exposures.

With Profits Fund

Our overall aim remains to balance risk to shareholders with maximising returns to policyholders whilst ensuring guarantees are met as they fall due. Particular activities include:

- Managing the proportion of equities and property backing the asset shares. At 2005 year-end this proportion was 51% (2004: 48%).
- Active management of bonuses and market value reduction factors.
- Hedging strategies to mitigate market and interest rate risks.

The gross investment return achieved by the With Profits Fund in 2005 was 16.3% (2004: 10.7%).

Other Life & Pensions

We carry out other risk mitigation activities outside the With Profits Fund, including cash flow matching and other inflation and interest rate hedging.

Pension scheme

The principal defined benefit scheme, Friends Provident Pension Scheme, is in a healthy position. At 2005 year-end there was a small deficit equivalent to 2% of assets, after strengthening of the valuation discount rate by 0.75% to 4.75% (at a cost of £129 million) and strengthening the mortality basis to medium cohort (at a cost of £35 million).

The near fully funded position is partly due to the strong investment performance during the year (18.5% return contributing a surplus of £74 million) but is also due to the success of ongoing risk management activities:

- In 2004 we hedged the risk of inflation and reductions in real yields. The value of this hedge has increased over the course of the year by £82 million as real yields have reduced by 0.6%.
- Actions were taken some time ago to reintroduce employer and employee contributions.

The financial position of the pension schemes is further discussed on page 38.

Provisions

Pension schemes – The defined benefit pension scheme for the UK Life & Pensions business is the Friends Provident Pension Scheme and is discussed on page 37. At year-end it had a small deficit of £19 million (2004: £7m deficit), in the context of assets of £888 million (2004: £699m). The pension deficit presented in the IFRS accounts differs from this because of the IFRS requirement to exclude £40 million (2004: £34m) of managed pension fund investments held by a Group company.

The defined benefit pension schemes for the Asset Management business are closed to new entrants. At year-end they had a deficit of £48 million (2004: £18m deficit).

In addition the Group operates defined contribution schemes for F&C and FPI. Lombard does not operate a pension scheme.

Deficits in pension schemes*

2005 £67m

2004 £25m

* *Including units held in internal linked funds of £40m (2004: £34m)*

Mis-selling provisions – Provisions have been established for the estimated likely cost of redress, including administration costs, arising from the review of past sales. There is some uncertainty involved in these provisions, which have been calculated on a best estimate basis taking into account recent Group and industry experience.

The total provision (including actuarial provision) for endowment complaints has reduced from £128 million to £109 million with £57 million paid out in the year. This has resulted in a charge of £38 million (2004: £130m), none of which is attributed to shareholders (2004: £14m charged as non-recurring item). The majority of mortgage endowment redress provision is expected to be settled within the next two years.

A review of some past sales by our direct salesforce (which is now closed) is being undertaken, mainly in respect of inheritance tax planning policies. The provision (including actuarial provision) has increased from £22 million to £33 million, with £7 million paid out in the year. This has resulted in a charge of £18 million (2004: £22m), of which £13 million (2004: £19m) is attributable to shareholders.

The pensions mis-selling provision amounts to £7 million (2004: £12m) with net £2 million recovered from professional indemnity insurers and £7 million released (2004: £13m released).

Endowment review

2005 £109m

2004 £128m

Review of past sales

2005 £33m

2004 £22m

Pensions review

2005 £7m

2004 £12m

Future consideration for Lombard – The strong performance from Lombard in 2005 will result in the payment of the maximum earn-out consideration for the year of €85 million (£58 million). This payment will be made in cash and, for certain individuals, in loan notes. A provision of £146 million (2004: £nil) has been established for the expected future earn-out payments in respect of the Lombard acquisition. This is based on the 2005 actual Lombard results and assumes a growth rate of 15% in new business in 2006.

Future consideration for Lombard

2005 £146m

2004 £Nil

Other provisions – Other provisions include: future costs relating to vacant properties of £18 million (2004: £15m), unclaimed shares following demutualisation of £9 million (2004: £10m) and other provisions of £22 million (2004: £15m).

Other provisions

2005 £49m

2004 £40m

Conclusions and Outlook

The Friends Provident Group has continued to advance strongly through 2005, increasing its international dimension and achieving a new scale and balance to Group profits and prospects. Our 2005 financial performance is characterised by growing profitability, further diversification of earnings, continued control of expenses, effective management of risks, increased cash generation and a strengthened balance sheet.

We support the recent moves to introduce more transparent reporting, and this is reflected in the greater level of disclosure in this Report, including the identification of the risks we face. Our success is linked to our ability to understand and profit from such risks.

Our strategy continues to prove itself appropriate to the growth and development of the Group, which is organised around its three core business segments of UK Life & Pensions, International Life & Pensions and Asset Management.

Record levels of new life and pensions business have been achieved. Our share of the UK market has increased although the mix of business has changed, moving towards lower margins products. The group pensions market was, and remains, the most buoyant for us and we expect our strong growth in sales to continue. During 2005, two banks and two building societies were included in the 22 new distribution agreements secured, which will help us build our position in the higher-margin but very competitive protection market. Overall, we have seen the momentum in 2005 continuing into 2006 and estimate increasing our market share, with stable margins across the range of product segments. We expect 2006 market growth to be broadly similar to 2005.

More than 40% of life and pensions new business is now coming from the generally more profitable international cross-border market. The acquisition in January 2005 of Lombard has added significantly to our international diversification and future growth prospects. Friends Provident International and Lombard have both made good progress throughout 2005 across all their regions of operation, and new business profits now exceed that for the UK for the first time in our history. We anticipate that production will continue to expand, building on well-established distribution partner relationships, although our primary focus is on profit rather than volume.

In asset management, F&C's funds under management at the end of 2005 were £131 billion although this was before the previously announced repatriation of £20 billion Resolution Life funds and other withdrawals over the first quarter of 2006. The integration of ISIS with F&C was successfully completed and the forecast £33 million of ongoing annual cost synergies will be delivered in 2006. Our priority is to grow organically. The management team and structure has been reshaped and focus is firmly on investment performance and targeting new business in higher margin areas.

In summary, we are announcing strong results, achieved through a good performance in UK life and pensions against a challenging marketplace, expanded international operations making excellent headway, with F&C, now with the complex integration behind, better structured for future success.

Corporate Responsibility Report

During 2005 we undertook a thorough review of our Corporate Responsibility programme and put in place a challenging three-year action plan to drive it forward across the Group. We also commissioned Forum for the Future, the UK's leading sustainable development organisation, to audit our programme. Their work confirmed the strong progress that had been made, as well as highlighting a number of further areas for improvement, most notably the need to better align our business and Corporate Responsibility strategies within a sustainable business model.

My appointment as Chair of the Association of British Insurers (ABI) this year has coincided with their work to create a scheme to succeed the Raising Standards Quality Mark. A new initiative, called the Customer Impact Scheme, will include a series of company commitments and a new Consumer Panel to advise the ABI board. I look forward to new, challenging standards for promoting trust and confidence in the Insurance sector in general and in the Friends Provident Group more specifically, where we are determined to make these attributes synonymous with our values-driven business.

Friends Provident maintained its membership of both the FTSE4Good and the Dow Jones World Sustainability Indices and was ranked joint 22nd in The Sunday Times 'Companies that Count' survey, based on an annual assessment by the charity Business in the Community.

Business in the Community CORPORATE RESPONSIBILITY INDEX 2005

Member of Dow Jones Sustainability Indexes 06

FTSE4Good

We believe it is important to be transparent in all areas of business, including Corporate Responsibility, and we therefore provide a full report, including objectives for 2006, on our website: www.friendsprovident.com/responsibility

Our areas of influence

The life assurance industry is important from both an economic and social perspective, contributing to the generation of wealth and the social wellbeing of society. Friends Provident was originally founded with the aim of alleviating the hardship of families facing misfortune. Today, as we pay out millions of pounds every working day, improving the quality of life of our customers and their families remains our aim and our core social responsibility.

As one of the leading financial services groups in the UK, we recognise our responsibility to society at large and are committed to conducting business in a responsible manner, considering not only the economic factors but also our social and environmental impact. Our Statement of Business Principles, published on our website, sets out our corporate values and responsibilities to all those who have an interest in our business.

We consider our areas of influence to be our business dealings in the marketplace, our investment policies and practices, as well as our relationships with customers, treating them fairly and serving them efficiently. Relationships with our employees, the wider community and the environment are no less important and are also covered later.

Marketplace

Our most significant impact on society is the indirect influence we can exert through responsible investing, which the Group pioneered. In 1984 we launched the UK's first ethical unit trust, the Stewardship unit trust. Our Stewardship range of products is still the market leader. Customers who invest in Stewardship can be confident their money will be invested only in companies that have been screened by an independent Committee of Reference to ensure the selected investments conform to the Stewardship criteria (www.friendsprovident.com/sri).

The Group operates a state-of-the-art management system, known as ***reo***®, for engaging with companies on a range of social and environmental issues. We believe that companies that change the way they behave to address these issues also enhance their long-term shareholder value. ***reo***® is applied to our worldwide equity portfolio, including our staff pension fund.

Friends Provident fully discloses the way it votes on the shareholdings held in other companies at those companies' meetings – worldwide. We publish monthly reports that list the way we have voted and include a brief explanation of every vote that does not support the recommendations made by the boards of those companies (www.friendsprovident.com/responsibility/votingreport).

Environment

At our main sites, we continue to manage our direct impacts on the environment through a structured programme of environmental housekeeping and report on progress.

Carbon dioxide emissions from both travel and buildings energy use were reduced by 14% in 2005. These reductions were achieved largely by using less gas, as well as the continued switch to diesel technology in our car fleet. Energy from renewable sources now accounts for 68% of our buildings energy use, although actual energy use across our main office sites has increased by 11%. Reducing overall energy use is a priority for 2006 and we have a planned programme of improvements focused principally on improving our energy management systems in Salisbury, our largest site.

The Group is committed to reducing paper use and the amount of waste generated, as well as increasing recycling and the use of recycled materials. Within our marketing operations good progress has been made in investigating and trialing the use of recycled paper stocks in marketing materials. Our asset management company, F&C, already only uses paper with a substantial recycled content and, during 2006, we plan to extend this across the Group.

CO_2 emissions from gas and electricity at our main office sites: tonnes

2005	1,648
2004	1,977
2003	1,858
2002	5,650
2001	7,275

CO_2 emissions from company cars: tonnes

2005	2,710
2004	3,075
2003	3,499
2002	3,794
2001	6,074

Office paper use: million sheets of plain paper

2005	48
2004	48
2003	53
2002	54
2001	56

Waste generated: tonnes

2005	1,069
2004	1,121
2003	1,070
2002	910
2001	1,030

Waste recycled: % of waste generated

2005	31%
2004	32%
2003	28%
2002	32%
2001	30%

The statistics have been drawn up in accordance with Department for Environment, Food and Rural Affairs guidelines. The data above relates to FPLP. F&C reports its Corporate Responsibility performance separately.

Workplace

While ensuring that the needs of our customers come first, we try to help our people achieve their optimum work-life balance through homeworking, job sharing and flexible working. We have been accredited as an Investor In People since 1999 and we undertake regular employee surveys which this year show that the Staff Engagement Index has increased from 64% to 72%.

Through our broad equal opportunities and diversity policy we work hard to achieve a culture that is free from unfair discrimination. We believe that the diversity in our workforce should reflect the diversity in our local communities. During 2005 we initiated a comprehensive equal opportunities and diversity training programme. We promote equal opportunities more generally through our support of Business in the Community's 'Opportunity Now', the Equal Pay Commission, the Employers Forum on Disability and the Employers' Forum on Age.

We monitor employee sickness and turnover and we publicly report our performance on our website. We have a strong track record on health and safety with Silver and Bronze awards from the Royal Society for the Prevention of Accidents. We recognise the trade union, Amicus, with whom we liaise on employee-related business issues.

Community

2005 was the first full year of operation for the Friends Provident Foundation, which has begun to fund programmes initially focused on financial exclusion. Those organisations that have received grants include CentrePoint, Charity Bank, Street UK, Community First, TaxAid, Public Service Broadcasting Trust and Citizen's Advice Bureaux. Full details can be found on the website www.friendsprovidentfoundation.org

We also facilitate and promote payroll giving as a simple and cost-effective way for employees to donate to their favourite charity. In recognition of the success of our main scheme (12.5% of employees participate) we are delighted to have won a Gold Award from the Payroll Giving Quality Mark scheme.

Through our company fundraising days, employees raised over £20,000 during 2005 and to encourage even more involvement this year, we have committed to match funds raised by staff.

Finally, we continue to promote our Volunteer Reading Scheme, where employees are given time out of work to visit primary schools to help young children develop their literacy and social skills.

For the Board
Keith Satchell, Group Chief Executive.

Board of directors

Sir Adrian Montague
CBE, MA, Solicitor, 58, Chairman.

Appointed Chairman in May 2005, having been appointed an independent director in October 2004. Member of the Investment and Nomination Committees. Currently the non-executive Chairman of British Energy Holdings plc, Michael Page International plc and Infrastructure Investors Limited, and a non-executive director of Cellmark Holdings AB (Sweden) and a Trustee of the Waterways Trust.

Formerly Deputy Chairman of Network Rail and Chairman of Cross-London Rail Links Limited (Crossrail). Previously Chief Executive of the Treasury Taskforce and Deputy Chairman of Partnerships UK plc. In his early career, he was a partner of Linklaters & Paines, and subsequently the Global Head of Project Finance for Dresdner Kleinwort Benson.



Keith Satchell
BSc, FIA, 54, Group Chief Executive.

Appointed Group Chief Executive and an executive director in June 2001, having been an executive director of Friends' Provident Life Office since 1992 and its Chief Executive since 1997. Member of the Investment Committee. Also a member of the senior Board of Banco Comercial Português SA and of the Board of Swiss Mobiliar Cooperative Company and European Alliance Partners Company AG. Chairman of the Association of British Insurers.

Joined Friends Provident from UK Provident in 1986. Appointed a divisional General Manager in 1987 and Managing Director (Business Operations) in 1995. A non-executive director of F&C Asset Management plc, which is 52% owned by the Company.





Ben Gunn
MA, FCII, 55, Chief Executive, Friends Provident Life and Pensions Limited.

Appointed an executive director in June 2001 having been appointed an executive director of Friends' Provident Life Office in 2000 and Managing Director, Friends Provident Life and Pensions Limited in March 2001. A non-executive director of Lombard International Assurance SA, a Luxembourg registered insurance company wholly-owned by the Company.

Joined the Friends Provident Group in September 1998 following the acquisition of London and Manchester Group plc where he was Managing Director of London and Manchester Assurance Limited and a Group Executive Director. Joined London and Manchester in February 1996 from Hambro Countrywide plc where he was an executive director.

Lady Judge
BA, JD, 59,
Deputy Chairman, senior independent director.

Appointed a director and Deputy Chairman in June 2001 (when her name was Barbara Singer Thomas), having been an independent director of Friends' Provident Life Office from 1994 to 2001 and its Deputy Chairman from 1998 to 2001. Chairman of the Remuneration Committee, Deputy Chairman of the Investment Committee and a member of the Nomination Committee. Chairman of the UK Atomic Energy Authority, Deputy Chairman of The Financial Reporting Council, Chairman of the Professional Standards Advisory Board of the Institute of Directors. A director of Private Equity Investor plc, Quintain Estates and Developments plc, Portmeirion Group PLC, Hardy Underwriting Group plc, Second London American Trust plc and Victory Group plc.

A former commissioner of the United States Securities and Exchange Commission.





Christopher Jemmett
69, independent director.

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1997 to 2001. Chairman of the Audit and Compliance Committee and member of the Investment and Remuneration Committees. An independent director of F&C Asset Management plc (called ISIS Asset Management plc until October 2004) since February 1998 (when its name was Friends Ivory & Sime plc) and its Deputy Chairman and senior independent director since May 1998. Chairman of F&C's Audit and Compliance Committee.

Former director and member of the Executive Committee of Unilever PLC and Unilever NV and a former member of the Council of The Crown Agents Foundation.

Alison Carnwath
BA (Hons), ACA, 53, independent director.

Appointed a director in December 2002. Member of the Remuneration and Audit and Compliance Committees and, since April 2004, has chaired the With-Profits Committees of Friends Provident's three regulated wholly-owned life and pensions operating companies. Non-executive Chairman of ISIS Equity Partners LLP. Non-executive director of Gallaher Group plc, Glas Cymru Cyfyngedig (Welsh Water), Land Securities plc and Man Group plc. Chairman of Glas Cymru's Remuneration Committee and Man's Audit Committee.

Previously a Managing Director of the US investment bank, Donaldson, Lufkin and Jenrette International, before it merged with Credit Suisse Group in 2000. Formerly a director of J Henry Schroder Wagg & Co Ltd, National Power plc, Arcadia Group plc, QA Group plc, The Vitec Group plc and Nationwide Building Society.

Howard Carter
BA, MA, 54,
executive director, F&C Asset Management plc.

Appointed an executive director in June 2001, having been appointed an executive director of Friends' Provident Life Office from 2000. Member of the Investment Committee. Will retire from the Board following the AGM on 25 May 2006. Executive director of F&C Asset Management plc.

Formerly Chief Executive of F&C Asset Management plc from October 2000 to December 2005. Joined Prudential Bache in 1984 as Chief Economist and Director of Gilt Edged Market-making. Chief Economist/Manager, Fixed Interest at Friends Provident (1988 to 1995) and Head of Investments (1996 to 1998). Appointed Chief Investment Officer of Friends Ivory & Sime plc in 1998.

Alain Grisay
LLM, MA, 52,
Chief Executive, F&C Asset Management plc.

Appointed executive director and member of the Investment Committee on 1 January 2006. Chief Executive of F&C Asset Management plc and Chairman of F&C Netherlands BV.

Joined the Board of F&C Asset Management plc in October 2004 on completion of the merger of ISIS Asset Management plc and F&C Group (Holdings) Limited (F&CGH) where he was previously Deputy Chief Executive of F&CGH and Head of Institutional Business. Previously at JP Morgan for 20 years, as a Managing Director responsible for the investment bank's market client business in Europe.













Ray King
BSc (Hons), FCA, 52, independent director.

Appointed a director in January 2004. Member of the Audit and Compliance and Investment Committees. Group Finance Director for BUPA since 2001.

Formerly the Deputy Chief Executive of Parity Group plc, Director of Group Finance and Control at Diageo plc and Group Finance Director of Southern Water plc.

The Rt Hon Lord MacGregor of Pulham Market
PC, OBE, MA, LLB, 69, independent director.

Appointed a director in June 2001, having been an independent director of Friends' Provident Life Office from 1998 to 2001. Chairman of the Nomination Committee and a member of the Audit and Compliance Committee. Also a non-executive director of Associated British Foods plc, Slough Estates plc and a member of the Supervisory Board of DAF Trucks NV of Eindhoven, The Netherlands.

A Conservative Member of Parliament from 1974 to 2001 and a member of the Government from 1979 to 1994. This included five Cabinet posts including Chief Secretary to the Treasury. Formerly a member of the Committee for Standards in Public Life. Formerly Deputy Chairman of Hill Samuel Bank Limited and director of Hill Samuel & Co Limited.

Philip Moore
TD, MA, FIA, 46, Group Finance Director.

Appointed an executive director on 1 September 2003, having joined Friends Provident plc on 1 July 2003. Member of the Investment Committee. A non-executive director of Lombard International Assurance SA and a non-executive director of F&C Asset Management plc since January 2005.

Previously at AMP (UK) where he was Corporate Director of Finance and Head of Mergers and Acquisitions, having been Finance Director and Actuary of NPI on its acquisition by AMP. Prior to joining NPI in 1998 he spent 9 years at PricewaterhouseCoopers, initially in London and then based in Hong Kong as the partner responsible for the firm's East Asia insurance consultancy practice.

Executive management

Friends Provident plc

Incorporated in England and Wales
Registered no. 4113107
Listed on the London Stock Exchange

Executive Directors

Keith Satchell, BSc, FIA
Group Chief Executive

Alain Grisay, LLM, MA
Chief Executive, F&C Asset Management plc

Ben Gunn, MA, FCII
Chief Executive,
Friends Provident Life and Pensions Limited

Philip Moore, TD, MA, FIA
Group Finance Director

Group Management

Nick Boakes, MA
Director of Group Communications

Mike Chadwick, ACA, ATII
Director of Group Taxation

Conrad Donaldson, BSc, ARCS, FIA
Director of Group Finance

Gordon Ellis, MA, APMI, Solicitor
Director of Legal Services and Group Secretary

Vitor Ferreira, BAcc, CA(SA)
Director of Corporate Development

Brian Harrison, MA, FIA
Director of Actuarial Services

Stuart Hastings, BSc
Strategic Projects Director

Dawn Reid, LLB, FCol
Director of Compliance and Internal Audit

James Ward, MA
Director of Risk

Friends Provident Life and Pensions Limited

Incorporated in England and Wales
Registered no. 4096141
Member of the Association of British Insurers

Executive Directors

Keith Satchell, BSc, FIA
Executive Chairman

Ben Gunn, MA, FCII
Chief Executive

Philip Moore, TD, MA, FIA
Finance Director

Simon Clamp, BA
Managing Director UK Sales and Marketing

Rocco Sepe, BSc, FIA
Managing Director International

Mike Hampton, MA, FPMI
Director of Business Services

Andy Jackson, BSc, FIA
Director of Information Technology

Jamie McIver
Director of Sales

Jane Stevens, BSc, FIA
Managing Director Operations

Paul Tunnicliffe, MSc (Mgmt)
Director of International

Management

Richard Crouch, BSc, MBA
Director of Customer Services

Kevin Watkins
Director of Sales for UK Distribution

Paul Quirk, BSc, MBA, FIA
Chief Executive,
Friends Provident International Limited

David Steinegger, BComm, FCA
Chief Executive,
Lombard International Assurance SA

F&C Asset Management plc

Incorporated in Scotland
Registered no. 73508
Listed on the London Stock Exchange

Executive Directors

Alain Grisay, LLM, MA
Chief Executive, F&C Asset Management plc

Howard Carter, BA, MA
Executive Director

Ian Paterson Brown, CA, MSI, ACIS
Chief Financial Officer

Management

drs Henk W Breukink
Country Head of The Netherlands

Peter Cole, MA
Head of Human Resources

Nick Criticos, BBusSc, FIA
Head of Retail and Marketing

drs Jacob De Wit
Head of Fixed Income

Patrick Johns, BSc
Head of Institutional

Luc Leclercq, MBA
Head of Operations and IT

Fergus McDonald, MA, CA
Head of Finance

Eric Mackay
Head of Audit, Risk and Compliance

Fernando Ribeiro, BEcon, MBA
Head of Investments

W Marrack Tonkin, FCCA
Company Secretary and Head of Edinburgh Office

Richard Wilson, BA
Head of Equities

Directors' Report

Directors' Report for 2005

The directors present their report to shareholders for the financial year ended 31 December 2005. This report, the reports on behalf of the Board by the chairmen of the Nomination, Audit and Compliance and Remuneration Committees and the directors' report on corporate governance that follow and the financial statements will be laid before the Annual General Meeting (AGM).

Annual General Meeting

A separate document, the Notice of AGM 2006, convening the AGM of the Company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Thursday 25 May 2006 at 11.00 am, has been sent to all registered shareholders, including those members of the Friends Provident Share Account who have elected to receive the mailing, and contains an explanation of the business before that meeting. The Notice and the above reports and financial statements are also available on the Company's website: www.friendsprovident.com/reports

Principal activities

Friends Provident plc is the holding company of the Friends Provident Group of companies and is a constituent of the FTSE 100 Index. The Group has three core businesses, UK Life and Pensions, International Life and Pensions and Asset Management. The principal activities are the provision of retail financial services, chiefly long-term insurance business and asset management. The Life and Pensions business operates primarily in the UK through Friends Provident Life and Pensions Limited (FPLP) and its subsidiary life assurance companies. The International Life and Pensions business is serviced through subsidiary life assurance companies, Friends Provident International Limited (FPIL) in the Isle of Man, a branch operation in Guernsey and Lombard International Assurance SA (Lombard), a pan-European life assurance company operating out of Luxembourg, which was acquired on 11 January 2005. The Asset Management business is undertaken through F&C Asset Management plc (F&C), a 52% owned, publicly listed subsidiary company. Particulars of the main subsidiary and associated undertakings are given on page 126.

Results and business review

The Board seeks, through the Report and Accounts and the Annual Review, including the Chairman's Statement and the Group Chief Executive's Review that precede this report, to present a balanced and understandable assessment of the Group's position and prospects. The Group's results for the financial year are shown in the consolidated income statement on page 66.

Dividend

The directors are recommending a final dividend for 2005 of 5.1 pence per share, payable on 30 May 2006 to all holders of ordinary shares on the register of members at the close of business on 7 April 2006. The dividend for the year, including the interim dividend of 2.6 pence per share paid on 25 November 2005, amounts to 7.7 pence per share. The total cost of dividends for 2005 will amount to £162 million. The intention is for interim dividends to be paid in November and final dividends to be paid in May each year. The interim dividend will represent approximately one third of the anticipated total dividend.

Share capital

Part of the consideration payable for the acquisition of Lombard was satisfied through an initial issue to Lombard's shareholders of 113,867,177 new ordinary shares of 10 pence each in the capital of the Company and a further issue in April 2005 of 36,382,114 new ordinary shares as a consequence of the achievement by Lombard of specified performance targets in 2004. The acquisition arrangements provide for further payments that are dependent on Lombard's performance in 2005 and 2006.

Debt

In June 2005 the Company raised £500 million via a guaranteed perpetual hybrid tier one debt issue which was listed on the London Stock Exchange. The issue pays a coupon of 6.292% pa, payable annually in arrears commencing 30 June 2006. The issue is guaranteed on a subordinated basis by FPLP.

Purchase of own shares

The Company is, until the date of the next AGM, generally and unconditionally authorised to buy back up to 10% of its issued share capital at 17 March 2005 (205,797,295 shares). No such purchase has been made.

Treasury shares

The Company first created treasury shares on 9 July 2004, having been authorised to do so at the May 2004 AGM. As at 10 April 2006, the Company held 24,724,346 shares in treasury (31 December 2005: 40,108,255 shares). During 2005, 5,509,717 treasury shares (2004: 919,638) were used to fulfil obligations under the All-Employee Inland Revenue Approved ShareSave Scheme, the All-Employee Share Incentive Plan and the Executive Share Option Scheme, in which over 2,100 staff participate and the Executive Long Term Incentive Plan. In the period from 1 January 2006 to 10 April 2006, a further 15,383,909 treasury shares have been used for these purposes.

Substantial shareholdings

At 10 April 2006, and in accordance with the provisions of section 198 of the Companies Act 1985, the Company had received notification from Eureko BV (Eureko) of its holding in the Company's issued share capital excluding treasury shares amounting to 72,133,266 shares, or 3.41%. Eureko is an indirect controlling shareholder in Achmea Pensioen-en-Levensverzekeringen NV which currently owns 47,520,426 shares, or 2.25% of the Company's issued share capital excluding treasury shares. Accordingly, the Eureko group of companies has an aggregate interest in 119,653,692 shares, or 5.66%, of the issued share capital of the Company excluding treasury shares.

The Company has also received notification from AXA SA that companies within the AXA group hold 334,436,603 or 15.82% shares in the Company's issued share capital excluding treasury shares. Of these shares 10,350,541 shares or 0.49% are held beneficially.

Directors' interests

Details of directors' interests in shares under option as at 31 December 2005 are shown in the table on page 60. Of the directors of the Company, only Howard Carter, an employee of F&C, holds share options and deferred shares in F&C. The interests of directors in the shares of the Company and its subsidiaries as at 31 December 2005 are shown in note 45 on page 165.

Directors

Details of Board members at the date of this report are set out on pages 42 and 43. All directors must be elected at the AGM following their appointment. Alain Grisay, who was appointed an executive director on 1 January 2006, will offer himself for election at the 2006 AGM. In addition, one third of the Board members must retire every year and, if appropriate, seek re-election. Sufficient biographical details to enable members to take an informed decision about continuing directors are contained on pages 42 and 43. The directors retiring by rotation at the AGM and seeking re-election are Ben Gunn, Christopher Jemmett, Lady Judge and Lord MacGregor.

Howard Carter, an executive director since 1 October 2000, will retire at the 2006 AGM.

The Combined Code requires that Lady Judge submits to annual re-election and the Notice of the AGM sent to all shareholders fully deals with this and explains why the Board is recommending her re-election.

Other than their employment and service contracts, the indemnity granted to directors by a deed poll dated 30 January 2006 in accordance with section 309A of the Companies Act 1985 and the related party transactions referred to in note 46 on pages 166 to 168, there were no contracts in existence during or at the end of the financial year in which a director of the Company was interested.

Employees and equal opportunities

The Group employs a total of 5,110 people, including 737 employees at F&C and 670 within its international life and pensions business.

The Company aims to provide equal opportunities for all, without discrimination on the grounds of race, religion, marital status, age, gender, sexual orientation or disability in all its dealings with staff. It recruits and promotes those best suited for the job. The Company respects the dignity of individuals and their beliefs. The Company does not tolerate any sexual, racial, physical or mental harassment of staff in the work place.

The Company operates flexi-time arrangements in the UK to assist employees manage their working hours.

The Group has amongst its employees a number who are disabled. It gives full and fair consideration to applications for employment from disabled persons. In the event of employees becoming disabled, every effort is made to maintain them in employment with appropriate retraining being arranged if necessary. It is the Group's policy that disabled persons should as far as possible be given the same opportunities for training, career development and promotion as other employees.

Employee involvement and communications

The Group is committed to its policy of encouraging employee involvement at all levels. The methods used to implement this policy include:

- management briefings/presentations and discussion through the management structure;
- the issue of a full range of employee communications via the Company's intranet or other internal publication of relevant information, which inform staff of current issues/developments and progress;
- an established and regular staff opinion survey that encourages staff anonymously to present their views, thereby generating workplace and business improvements; and
- the establishment of effective working relationships with staff representative bodies.

The primary aim of all these activities is to ensure staff know the objectives and activities of the Company and the Group so that they can contribute fully to their continued success.

Additionally, all staff, other than those of F&C and Lombard, may participate in Inland Revenue approved all-employee share schemes: a ShareSave Scheme (savings-related share option scheme) and a Share Incentive Plan.

Creditor payment policy

While the Company does not follow any code or standard on payment practice, it is the Company's policy to adhere to the payment terms agreed with individual suppliers and to pay in accordance with their contractual and other legal obligations. The standard payment terms of the Company require settlement within 30 days. The Company has no trade creditors.

Charitable and political donations

The Friends Provident Foundation is an independent vehicle through which the Company may make its charitable donations. The Foundation currently focuses its grant making activities on charities which stimulate new thinking about how money and the financial systems around it should be used to generate social good. The Foundation has made grants and donations to various bodies including charities that the Company traditionally has supported. The Group provides various administrative services to the Foundation free of charge.

In 2005, donations to charitable organisations paid by the Group and grants approved by the Foundation amounted to £1,954,539 (2004: £638,263).

No political donations were made during 2005 (2004: nil).

Directors and officers – Indemnity and insurance

The Company maintains insurance cover with respect to directors' and officers' liabilities. In addition, the Company has granted an indemnity in favour of directors and officers of companies within the Group in accordance with Article 140 and the provisions of section 309A of the Companies Act 1985 against personal financial exposure that they may incur in the course of their professional duties. Copies of the indemnity are available for inspection at the Company's registered office.

Statement of going concern

After making enquiries, the directors are satisfied that the Company and the Group have adequate resources to continue to operate as a going concern for the foreseeable future and have prepared the financial statements on that basis.

Auditor

The Company's auditor, KPMG Audit Plc, has indicated its willingness to continue in office and, on the recommendation of the Audit and Compliance Committee, a resolution to reappoint KPMG Audit Plc as auditor to the Company will be proposed at the AGM.

For the Board
Gordon Ellis, Company Secretary.
10 April 2006

Corporate Governance Report and Committee Reports

Role of the Board

The Board provides leadership of the Group and, either directly or through the operation of committees of directors and delegated authority, brings an independent judgement on all issues of strategy, performance, resources (including key appointments) and standards of conduct. The Board committees are constituted with appropriate written terms of reference that are reviewed annually. The Board sets the Group's strategic aims, which it then implements through its approval and regular monitoring of a business plan and budget prepared by the executive directors. The business plan specifies key developments towards the strategic objectives that are to be achieved by management within an agreed budget. At its monthly meetings, supplied with information that is both timely and appropriate, the Board deals with those matters specifically reserved for its decision, and takes all material decisions affecting the Group. These include acquisitions, sales, capital expenditure and financing, and the oversight and review of the operation and achievement of the Group's activities. The boards of F&C and FPLP (and other regulated insurance subsidiaries, including Lombard and FPIL) also meet separately and regularly to monitor and direct the operations of those businesses.

Board membership, attendance and balance

The current membership of the Board and the significant commitments of the directors are stated on pages 42 and 43, which record the names of the Chairman, the Group Chief Executive and the Deputy Chairman, who is also the senior independent director. The names of the chairman and members of each of the Audit and Compliance, Nomination and Remuneration Committees are stated in the reports of those Committees.

During 2005 the Board met on 12 occasions, and attended an off-site strategy meeting. The total number of meetings including Board committees and the attendance of directors at these meetings are shown as follows:

Committee *(see key below)* **Total number of meetings**	**B** **12**	**A&C** **8**	**N** **3**	**R** **4**	**I** **4**
Sir Adrian Montague Chairman	12	-	3	-	4(C)
Lady Judge Deputy Chairman, Senior non-executive director	12	-	3	4(C)	4
Alison Carnwath Non-executive director	12	8	-	4	-
Christopher Jemmett Non-executive director	12	8(C)	-	4	3
Ray King Non-executive director	11	7	-	-	3
Lord MacGregor of Pulham Market Non-executive director	11	7	3(C)	-	-
Keith Satchell Group Chief Executive	12	-	-	-	4
Ben Gunn Chief Executive FPLP	11	-	-	-	-
Philip Moore Group Finance Director	12	-	-	-	4
Howard Carter F&C executive director	12	-	-	-	4

KEY:
B **Board** — C Chairman
A&C **Audit and Compliance Committee**
N **Nomination Committee**
R **Remuneration Committee**
I **Investment Committee**

The Board considers all five non-executive directors (which expression excludes the Chairman) to be independent in character and judgement and is not aware of any relationships or circumstances which are likely to affect, or could appear to affect, the judgement of any of them. Notwithstanding Lady Judge was first elected to the Board of Friends' Provident Life Office in May 1994 and to the Board of the Company in June 2001, the Board is entirely satisfied that Lady Judge is independent in character and judgement, that there are no relationships or circumstances that are likely to affect, or could appear to affect, her judgement. She has the broad experience, credibility and commitment required to be an effective independent director, and the Board benefits from her experience on governance issues that would be difficult to replicate. Her other roles as Deputy Chairman of the Financial Reporting Council and Chairman of the Professional Standards Advisory Board of the Institute of Directors inform her contributions to Board debates on governance issues and complement her role as the senior independent director.
The Board is satisfied that, as a non-executive director seeking re-election, Lady Judge continues to perform effectively and demonstrates commitment to her role, including commitment of time for Board and committee meetings and her other duties.

The non-executive directors' experience covers a broad spectrum and, coupled with the focus and experience of the Chairman and the executive directors, the Board is able to lead and give direction to the Group without any imbalance that may allow any individual or group of individuals to dominate its decision taking. Any director having a concern in this or any other regard may raise it with the Chairman or the senior independent director.
All directors also have access to the advice and services of the Company Secretary who ensures that Board processes and leading corporate governance practice are followed. There is also an established procedure whereby individual directors, who consider it necessary in furtherance of their duties, may take independent, professional advice at the Company's expense.

Information and communication

Members of executive management participate in an annual strategic review that considers overall business direction and its financial implications. Individual business units prepare annual budgets and business plans that provide a basis against which actual results can be benchmarked. Assets, liabilities, investments and other relevant criteria are also monitored. Progress against plans is actively monitored and supported by regular forecasts, which, together with actual results, are consolidated and presented to the Board for discussion on a regular basis.

Through these mechanisms, the business's performance is continually monitored, risks are identified in a timely manner, their financial implications assessed, control procedures re-evaluated and, where appropriate, corrective actions agreed and implemented.

Performance and continual professional development

The Board's formal annual evaluation of its own performance and that of its committees and individual directors was carried out in 2005 by each director completing a questionnaire prepared internally and based on the Combined Code. The replies to those questionnaires were sent in confidence to the Chairman who analysed them. The overall outcome was discussed at the October 2005 strategy meeting and the manner of dealing with emerging issues and concerns identified by the Chairman's analysis was addressed. The Board has again confirmed that it will keep this process under review to ensure that analyses of the outcome of this evaluation will give the Board, the Chairman and the Nomination Committee in particular, the information they need to continue to fulfil the intentions underlying the requirements of the Combined Code during 2006.

Directors also individually attend internal briefings on specific technical topics and external seminars to keep up-to-date with regulations and best practice affecting the Group's core businesses and report on these to the Chairman and the Secretary.

There is a full induction process in place for new directors that recognises the complexities of the life and pensions and asset management businesses and aims to enable directors to make a full contribution to Board discussions within an optimum timeframe.

Committees of the Board

All committees of the Board that are subject to the requirements of the Combined Code are chaired by an independent director and exclusively comprise, or, in the case of the Nomination Committee (where the Chairman of the Board is a member), have a majority of, independent directors. Reports on the activities of the Audit and Compliance, Nomination and Remuneration Committees are included at pages 53 to 64. Details of other committees are:

Investment Committee
Howard Carter, Alain Grisay (from 1 January 2006), Christopher Jemmett, Lady Judge, Ray King, Sir Adrian Montague, Philip Moore, Keith Satchell and David Newbigging (until 26 May 2005).

Group Risk Committee
Keith Satchell, Philip Moore, Ben Gunn, Alain Grisay (from 1 January 2006) and Howard Carter (until 31 December 2005). Details of the activities of the Committee are set out on page 50.

With-Profits Committees (WPCs) of the Life and Pensions operating companies
While these committees are committees of the boards of the Life and Pensions operating companies and not the Company, the Board of the Company appoints the chairman of the WPCs from amongst the independent directors of the Company. Alison Carnwath has fulfilled that role since 1 April 2004. An overview of the work of the WPCs is set out on page 55.

Reporting to shareholders

The Company places considerable importance on communications with shareholders and responds to them on a wide range of issues. It has an ongoing programme of dialogue and meetings with major institutional shareholders, where a wide range of relevant issues including strategy, performance, management and governance are discussed. Further, the Chairman and the senior independent director are available to meet major shareholders and the Chairman writes annually to the 20 largest shareholders, emphasising his availability should they wish to meet with him. Twice during the year, the Chairman and the non-executive directors met with the Company's joint brokers, JPMorgan Cazenove and Merrill Lynch, following completion of the executive presentations to major shareholders. This helps the non-executive directors to maintain an up-to-date understanding of the views of major shareholders.

At its AGM, the Company complies with the provisions of the Combined Code relating to the disclosure of proxy votes, the separation of resolutions and the attendance of directors, particularly committee chairmen. The timing of the despatch of the formal notice of the AGM complies with the Combined Code. The outcome of every general meeting of shareholders, including detailed voting results and votes withheld, is published on the Company's website following the close of the meeting.

Institutional investor

As an institutional investor, the Company aims to exercise wise stewardship over the companies in which it invests. The Company's approach to socially responsible investments has been enhanced by the Responsible Engagement Overlay (***reo***®) developed by the Company's fund manager, F&C, which complies with the principles set out in the Institutional Shareholders' Committee's Code of Activism, including attendance at annual general meetings wherever appropriate and practical. The Company's policy on socially responsible investment can be found on the corporate website www.friendsprovident.com/sri, which also includes the voting reports, voting policy and latest newsletter.

Internal controls and risk management

The Group seeks to take appropriate and managed risks in order to make superior returns for its shareholders and customers. The Board's vision for risk management is an environment where business managers can take risks with confidence, and where consideration of risk is embedded into business planning, decision-making and everyday management.

It seeks to have in place the people, processes and systems to:

- identify and understand the risks facing the business;
- select the appropriate risks to accept, and price correctly for them;
- avoid, mitigate or transfer the inappropriate risks; and
- monitor the business's risk profile against agreed risk appetite.

Risk appetite

Risk appetite is an expression of the level of acceptable and/or unacceptable risk as determined by the Board and senior management. The Group's willingness to take on risk is set with reference to its capacity to bear risk. The Board has set its risk appetite for the Group, and in more detail for the individual businesses. Qualitatively, risk appetite is set within a range from 'risk seeking' to 'zero tolerance', which varies according to the type of risk.

Risk categorisation

Risks are categorised as strategic, financial or operational. Details of specific risks currently facing the Group in the achievement of its strategy are given in the Annual Review on pages 15, 21 and 27.

- **Strategic risks** are those associated with a poor choice of strategy, or with external forces acting to impair the Group's ability to realise its strategy. The Board's appetite for strategic risk varies from risk seeking, for example in relation to finding and exploiting new applications of technology, to risk averse, for example in relation to reputational risk.
- **Financial risks** arise from changes in financial risk factors and include credit, insurance, liquidity and market risks. The Board's appetite for the different categories of financial risks can vary by risk type, by company within the Group and by the funds or assets concerned.

- **Operational risks** can arise in the Group's internal processes and systems, through its people or from external events. The Board accepts that operational risks may arise in the normal course of business even when carried out in line with the Group's policies and applicable regulation. However, the Board aims to build an appropriate control environment to keep the exposure to operational risks in line with the agreed risk appetite. The Board is averse to risks arising from breaches of internal policies, legal and regulatory obligations and professional or industry codes of practice and standards, and to the impact these risks have on the Group's service to customers and on the reputation of the Group.

This risk categorisation and the governance and management structures and processes described below apply to all the risks facing the Group, including those that arise from social, environmental and ethical (SEE) matters. More information about the Group's performance in relation to SEE matters can be found in the Corporate Responsibility Report on page 40.

Governance

The Group's governance structures for risk management are based on three lines of defence. Primary accountability for managing risk lies with the business units, and with those specialist functions that are responsible for specific operational processes, such as Human Resources, IT and Facilities Management. A second line of defence is provided by the independent Group Risk function, and those specialist functions that undertake policy-setting and monitoring roles, such as Compliance and Legal. The third line of defence is provided by Internal Audit, which has responsibility for providing independent assurance over the risk management process and the internal controls environment.

Risk committees

The diagram below illustrates the governance structures for risk management including the interaction of various risk committees with the Board of the Company and its subsidiaries (see following text for explanation of abbreviations).

The Board of the Company is ultimately responsible for the Group's systems of internal control and risk management, and for reviewing their effectiveness. These systems are designed to manage rather than eliminate risk, as no business can be successful without taking some risk. They can thus provide reasonable but not absolute assurance against material mis-statement or loss.

The Group Risk Committee (GRC) is chaired by the Group Chief Executive and is responsible for developing, sponsoring and monitoring the risk management activities and processes of the Group. Within the UK Life and Pensions business, the boards of the principal operating companies (Life & Pensions boards) oversee the management of strategic risk. FPLP's Financial Risk and Operational Risk Committees (FRC and ORC respectively), which include executive directors and other relevant senior managers, oversee the management of financial and operational risk respectively. The GRC, FPLP, the FRC and the ORC have detailed terms of reference that describe their roles in the identification, assessment, management and monitoring of risk.

Within the international business, FPIL and Lombard have risk committees comprising executive directors and other relevant senior managers that oversee their risk management processes and report into their respective boards. The risk committees

Governance structures for risk management


Risk information flows
Board
Risk function
Business
FP plc Board
Group Risk Committee
F&C Board
FPLP Board
FPIL Board
Lombard Board
Operational Risk Committee
Group Risk Function
F&C Risk function
Lombard Risk coordinator
FPIL Risk coordinator
FPLP Business units
FPIL Business units
Lombard Business units
F&C Business units

provide quarterly reports to the Group Risk function for onward transmission to the GRC.

The risk management arrangements within F&C are described in detail in the F&C Annual Report and Accounts. F&C provides a quarterly summary of its key risks to the Group Risk function, for reporting to the GRC.

Risk management policies

The GRC has authority to approve policy for strategic, and reputational risks and for those risks that arise from membership of a group of companies (called enterprise risks). The GRC also approves the risk management frameworks of the Group's UK Life and Pensions business. The operational boards of the Group's other core businesses are authorised to determine their respective policies for the management of risk, subject to the oversight of the GRC. The Life & Pensions boards have delegated their authority to the FRC for financial risk policy and to the ORC for operational risk policy, including elements such as fraud, legal risk, business continuity and outsourcing. These policies are all reviewed by the relevant committees on at least an annual basis, to ensure they remain relevant to the changing demands of the business and regulatory environment.

Appropriate authority levels, limits and other processes are confirmed and developed where necessary, consistent with the risk appetite set by the Board.

Risk reporting

Detailed reporting is provided quarterly by the Group Risk function to the ORC and the FRC in respect of operational and financial risk respectively. Reports comprise details of the significant risks and details of activities to improve the control environment where necessary. The Life & Pensions boards receive a quarterly summary of operational and financial risk and a detailed report of strategic risk. These reports are summarised for the GRC, together with summaries of the key risks within the international and asset management businesses. A further summary report is produced for the Board on a quarterly basis. The Board also receives a brief monthly update on the key risks and issues as part of its regular management information.

Risk processes

Operational risk is identified and evaluated within business units using a risk and control self-assessment process. Risks are recorded on an operational risk database, along with details of the controls in place to manage the risks and any remedial actions necessary to improve those controls. Risks are managed as closely as possible to the source of the risk. Risk information is updated continuously with business units reporting to the Group Risk function on a quarterly basis.

The strategic and financial risk process is aligned to business planning, with risk being identified and evaluated in relation to the achievement of business objectives. The process is run centrally by the Group Risk function in co-operation with key business units. Risks are recorded by the Group Risk function, which co-ordinates quarterly reporting to the FRC and Life & Pensions boards as appropriate.

Risks within business change activities are identified and evaluated by the management of the change programme both in relation to the delivery of the programme and in terms of the change programme's effect on the business as a whole.

Specific risk identification and assessment methodologies have been developed for merger and acquisition and strategic investment opportunities, new product developments and general project and change management programmes.

Internal control

Operational responsibility within the Group ultimately rests with the Group Chief Executive and is devolved through an executive structure with clearly delegated and appropriate levels of authority. In particular, the Chief Executive of F&C has operational responsibility to the Board of F&C and its shareholders, reporting appropriately to the Board of the Company as controlling shareholder. Members of Group management are, therefore, accountable for the operation of the systems of internal controls within the Group's core businesses. Management of each individual business unit is responsible for putting in place the ongoing management and monitoring disciplines for risks and activities under its control. The structure is designed to provide clear responsibilities and control for key areas of the Group's business and includes 'whistleblowing' procedures to enable staff to raise concerns in confidence. Through these mechanisms, the performance of the business is continually monitored, risks are identified in a timely manner, their financial implications assessed, control procedures re-evaluated and, where appropriate, corrective actions agreed and implemented.

Review of internal control and risk management

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management that have been in place during the year and up to the date of approval of this report. The review covered all significant aspects of internal control. Further details of the review conducted by the Audit and Compliance Committee on behalf of the Board during the year is set out in the report of the Committee on page 53.

The Board is satisfied that the processes for identifying, assessing and managing the significant risks facing the Group accord with the Guidance for Directors on the Combined Code in relation to internal control. Where a review identified any significant failings or weaknesses, actions have been taken or are being taken to remedy these.

Independence of external auditors

The Combined Code requires the Company to explain the process to ensure that auditor objectivity and independence is safeguarded in their provision of non-audit services to the Company.

The Board has in place rigorous systems for ensuring the independence, integrity, competence and professionalism of the Group's external auditors and has satisfied itself that during the year, no aspect of their work was impaired on these grounds. In maintaining a clear perception of independence and balancing that with the best interests of the Company, the Board has also considered the policy for awarding audit-related and/or non-audit work to the Group's external auditors.

The Company does not impose an automatic ban on any Group company's external auditors undertaking non-audit work. The Group's aim is always to have any non-audit work carried out in a manner that affords full value for money. The auditors must not be in a position of conflict in respect of the work in question and must have the skill, competence and integrity to carry out the work in the best interests of the Company and the Group.

In particular, however, auditors of the Company are not permitted to:

- perform work that involves the valuation of an asset or liability incorporated into any of the Company's financial statements;
- act as secondees to positions of influence with the Group;
- design and implement systems that have financial implications;
- provide internal audit services where an opinion has to be given on management's assessment of accounting controls and financial systems;
- provide litigation support services;
- provide corporate finance services; and
- advise on senior executives' remuneration.

Auditors of the Company are permitted to perform audit-related and non-audit work in areas where, in the opinion of the Audit and Compliance Committee, it is appropriate for them to do so and there are no actual or perceived independence issues. In particular, the Audit and Compliance Committee will give careful consideration before appointing the auditors to perform work in the areas of outsourcing and partnering, advice on tax structuring and acquisition due diligence.

The Chairman of the Audit and Compliance Committee is authorised to approve the use of auditors for audit-related and non-audit work provided that the cost does not exceed £50,000 and the aggregate value of audit-related and non-audit work awarded to auditors does not exceed the audit fee for the financial year in question. In other circumstances, the approval of the Audit and Compliance Committee is required.

The Audit and Compliance Committee reviews annually the performance, independence, competence and cost of auditors. If the Committee considers it appropriate, the provision of audit services may be formally market-tested through a tender process involving those audit firms judged competent to meet the needs of the Group. The frequency of this market-testing will depend on the needs of the Group and prevailing leading practice.

Statement of compliance with provisions of the Combined Code

The directors consider that, save as next mentioned, the Company has throughout 2005 and up to the date hereof applied the principles and met the requirements of the Combined Code. While it remains the intention of the directors fully to comply with the requirements of the Combined Code wherever such compliance is within their control, between 1 January 2006 (when Alain Grisay was appointed) and 25 May 2006 (when Howard Carter retires), the number of independent, non-executive directors on the Board will not represent at least half the Board membership, excluding the Chairman.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the Group and parent company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRS to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Future developments

The Board believes that the controls in place during 2005 and to date have been appropriate to the needs of the Group. Nevertheless, it continues to be committed to the highest standards of governance and business conduct and will ensure that those controls continue to develop in line with the requirements of the business, the FSA and leading practice. Any necessary changes will be made so as to continue to ensure that the Group's customers are treated fairly and to continue to protect the interests of the Company's shareholders.



For the Board
Gordon Ellis, Company Secretary.
10 April 2006

The Audit and Compliance Committee

Purpose and Terms of Reference

The Committee provides the Board with independent assurance on the Group's financial reporting process, internal controls and adherence to policies and procedures. The role, responsibilities and work of the Committee can best be understood by reference to its written Terms of Reference, which are published on the Company's website and can be obtained on written request to the Secretary at the Company's registered office.

The Committee has again reviewed its Terms of Reference and its effectiveness, the latter by reference to a self-assessment questionnaire, circulated to senior managers and directors, that focused on the behaviours of the Committee and its processes. The output also provided the Chairman of the Committee with an overview of each member's perception of the effectiveness of the Committee. The results were discussed in January 2006, when the Committee collectively concluded that it was operating effectively.

Membership and attendance

The members of the Committee are Christopher Jemmett (Chairman), Alison Carnwath, Ray King and Lord MacGregor and their record of attendance during 2005 is set out on page 48.

The Board is satisfied that at least one member of the Committee has recent and relevant financial experience, a position that should continue throughout 2006. Committee meetings are normally attended by the external auditors and, periodically the Group Finance Director, the Group Chief Executive, the Director of Risk, the Director of Compliance and Internal Audit, the Director of Group Finance and the Head of Internal Audit.

Activities and work of the Committee

During 2005, the Committee met on eight occasions, timed to coincide with the financial reporting and audit cycles of the Company. The increase in the number of meetings of the Committee from 2004 reflected the additional workload due to the introduction of International Financial Reporting Standards (IFRS) and the increasing size and complexity of the Group.

The Committee has throughout the year monitored the integrity of the financial statements through a review of the quarterly new business results, final and interim report and accounts and draft regulatory announcements. The introduction of IFRS and the adoption of European Embedded Value reporting have been reviewed by the Committee and it has also monitored the implementation of all appropriate changes.

In view of the extensive changes to the Group as a result of the increase in international operations and the merger of ISIS and F&C, the Committee undertook a full review of the reporting structures for internal audit, group risk and compliance in order to ensure that the Committee continued to receive proper assurance on the management of risk and internal controls throughout the Group. The recommendations of the review were implemented during the year.

As part of its normal responsibilities, the Committee has dealt with compliance with the relevant parts of the Combined Code, the effectiveness of internal controls and reporting procedures for risk management processes. In particular, the Committee has agreed the annual audit plan with the external auditor and has considered the auditor's reports and has monitored and followed up management actions in response to the issues raised. The Committee also worked closely with Internal Audit and agreed the annual internal audit plan and reviewed the performance and resourcing of Internal Audit. The Committee also reviewed the Company's policy on whistleblowing, the anti-money laundering procedures and the annual compliance plan for the Company's UK life and pensions subsidiaries.

The use of the auditors for non-audit work is approved by the Committee. On an annual basis the Committee reviews the effectiveness of the external auditor and has made a recommendation to the Board on the reappointment of the auditor.

Within the schedule of meetings the Committee fulfilled its main role and responsibilities and as a consequence can confirm that it has met the requirements of the Combined Code in so far as they relate to the work of audit committees, during 2005 and up to the date of this report.

For the Board
Christopher Jemmett, Chairman,
Audit and Compliance Committee.
10 April 2006

The Nomination Committee

Purpose and Terms of Reference

The Committee leads the process, and makes recommendations to the Board, for all new Board appointments. It ensures the existence of a formal, rigorous and transparent procedure, the aim of which is to ensure that appointments are appropriate to the needs of the Group and the balance of the Board.

The Terms of Reference of the Committee, which explain the purpose, delegated authority and duties of the Committee, have been published on the Company's website and can be obtained on written request to the Company Secretary. Through its agenda, the Committee effectively deals with the duties delegated to it by its Terms of Reference.

Membership and attendance

The members of the Committee are Lord MacGregor (Chairman), Lady Judge and Sir Adrian Montague. The attendance record of members at the meetings of the Committee is set out on page 48. The Group Chief Executive attended when required, by invitation.

For the entirety of 2005, and up to the date of this report, the Company complied with the requirements of the Combined Code in so far as they related to the work of nomination committees.

Activities and work of the Committee

The Committee has continued to review succession plans for both executive and non-executive directors. It has also again reviewed the standard letter of appointment used for the non-executive directors' contract for services to ensure that it continues to meet the requirements of the Combined Code. The individual terms and conditions of appointment of non-executive directors can be inspected during normal business hours at the Company's registered office by contacting the Company Secretary.

The Committee has assessed whether each independent director is fulfilling his or her duties, confirmed the time required of non-executive directors for the fulfilment of their duties, and made recommendations to the Board as to the independence of directors and their suitability for re-election as directors.

Finally, the Committee reviewed a draft of the notice to shareholders relating to the 2006 AGM to ensure its appropriateness as regards those matters to be disclosed that could be regarded as within the Committee's remit, for example, the biographical details of directors and their independence.

For the Board
The Rt Hon Lord MacGregor of Pulham Market
Chairman, Nomination Committee.
10 April 2006

The With-Profits Committees (WPCs) of the Life and Pensions operating companies

Purpose and Terms of Reference

The purpose of the WPCs is to bring some independent judgement to (i) the assessment of compliance of each Life and Pensions operating company with its published Principles and Practices of Financial Management (PPFM), and (ii) how any competing or conflicting rights and interests of policyholders and, if applicable, shareholders have been addressed. In neither case does this take away any responsibility or accountability from the Boards of the relevant companies. This purpose is reflected in each WPC's written Terms of Reference which are published on the Company's website and can be obtained on written request to the Secretary at the Company's registered office. The Terms of Reference are subject to annual review by the WPCs.

Membership and operations

The WPCs are chaired by one of the Company's independent non-executive directors, currently Alison Carnwath. The other members are Peter Nowell (independent external member) and Graham Aslet (former Director and Appointed Actuary). All three served throughout the year. The WPCs met eight times during 2005, with all members present on every occasion.

During the year, the operation of the WPCs was reviewed by the Company's Internal Audit function following which minor changes were made to the WPCs administrative procedures.

Activities and work of the WPCs

During the year, the WPCs reviewed the operating companies' published PPFMs, and the main areas of discretion allowed by the PPFMs. In particular, they reviewed the principles by which costs and benefits were shared between shareholders and with-profits policyholders, the principles impacting the distribution of surplus from the FPLP Non Profit Fund to the Shareholder Fund, the appropriateness of a change in the mix of assets backing the FPLP With-Profits Fund, the application of Market Value Reduction Factors (often called MVRs), the basis used for determining surrender values and the principles underlying the bonus declarations made in February and August 2005 and January 2006.

The WPCs also reviewed the content and quality of communications to policyholders, in particular on the introduction of consumer friendly delivery of the PPFM. A number of special projects, which potentially affected the interests of both with-profits policyholders and shareholders, were completed during the year. The most important of these projects were (i) a review of the changes to the PPFM made as a result of the introduction of the FSA's policy statement 'Treating With-Profits Policyholders Fairly'; (ii) the introduction of target ranges for policy payouts as required by that policy statement; (iii) a review of investment strategy to allow better matching of the guarantees in the With-Profits portfolios; and (iv) a review of proposals to sell part of FPLP's property portfolio to a new listed investment trust.

The WPCs reviewed these and other proposals in accordance with their Terms of Reference, assessed and confirmed that the proposals were in compliance with the appropriate PPFM and, effectively, treated customers fairly. Any issues arising from these reviews were debated within the WPCs and, in some cases, with other members of senior management of the relevant life and pensions subsidiaries. The WPCs have made recommendations to the life and pensions operating companies' Boards that resulted in changes being made by the Boards to the original proposals.

For the Board
Alison Carnwath, Chairman, With-Profits Committees.
10 April 2006

This report sets out the remuneration policy and principles under which the directors and senior managers are remunerated and details the remuneration and share interests of each director for the year ended 31 December 2005. Shareholders will be invited to approve this report at the AGM on 25 May 2006.

Remuneration policy

The remuneration policy aims to achieve a structured and balanced remuneration package, with an emphasis on linking rewards to corporate and individual performance and with an appropriate balance between short term and long term elements. In designing performance-related remuneration schemes and in preparing this report, the Board and the Remuneration Committee (the Committee) have complied with the provisions of the Companies Act 1985, the Combined Code and the FSA Listing Rules.

The elements of directors' remuneration which are performance-related are annual bonuses and long-term incentives. Base salary is determined by reference to the market and individual performance, and other major benefits are directly related to base salary. The performance-related elements of the executive directors' remuneration for 2005 would, for on-target performance, represent around 115% of base salary and for above-target performance represent around 150% of base salary. The following chart shows the proportions of salary, benefits, annual performance-related bonus earned during 2005 and the estimated value of long term incentives granted during 2005 to individual directors. Howard Carter is a director of the Company, but was also the Chief Executive of F&C until 31 December 2005 and is remunerated entirely by F&C in accordance with its remuneration policy. This report includes only those disclosures required of the Company in respect of Howard Carter as full disclosures have already been made by F&C in its Report and Accounts for the year to 31 December 2005.


Ben Gunn
Philip Moore
Keith Satchell
0%
20%
40%
60%
80%
100%
Salary
Benefits
Annual Bonus
Long term incentives

Remuneration review

Following an in-depth review of various aspects of the remuneration policy with major institutional investors, the Company put forward proposals which were approved by shareholders at the 2005 AGM. Full details of the review were contained in the 2004 Remuneration Report. The new arrangements have increased the performance-related proportion of the total remuneration package of executive directors. The principal changes were:

a) the replacement of the two share incentive schemes, Employee Share Option Scheme (ESOS) and Long Term Incentive Plan (LTIP) by a single revised LTIP for all directors and those members of senior management of director status; and
b) the replacement of the ESOS for those managers below director level with an award of deferred shares linked to their annual bonus performance. It is proposed that deferred shares be issued in 2006.

The ESOS has been retained but in future will only be used in exceptional circumstances. Although these earlier schemes have been superseded, awards relating to these schemes may still vest in 2007 and 2008 and full details of these schemes are set out in this report.

When approval for changes to the remuneration package of executive directors was sought from shareholders last year, it was the intention that the proposed remuneration framework would be durable for a reasonable period of time. Accordingly, shareholder approval was obtained for a maximum annual bonus level of 100% of base salary and a maximum LTIP grant level of 200% of base salary. However, the Committee indicated to shareholders at that time that it was not intended immediately to employ the full scope of these new levels. In line with this assurance, in 2005 the maximum annual bonus level was retained at 80% of base salary and the maximum LTIP award made to any executive was 125% of base salary.

The remuneration package of the executive directors includes the following elements:

Element	Purpose	Methodology
Base Salary	To attract and retain	Role and contribution – market median
Pension and benefits	Competitive fixed benefits to provide security and protection, and to retain	Benefits linked to service and base salary at retirement date
Annual Bonus Scheme (ABS) • Normal maximum is 80% of salary and target for 2005 was 40% (100% of salary may be payable after consultation with major shareholders)	To motivate and reward for annual performance	A proportion based on (parts of) Achieved Operating Profit and the balance on key performance targets agreed by the Committee. The balance varies for each director
• Where maximum is over 80%, any bonus over 60% is paid in shares and deferred for three years	Support retention and align with shareholder interests	
Share Incentive Schemes LTIP • Maximum grant level of 200% of salary • Awards in 2005 were at most 125% of salary	To motivate and ensure alignment with long term strategy and with the interests of shareholders	Total Shareholder Return (TSR) Return on Embedded Value (RoEV)
ESOS • Used in exceptional circumstances • Maximum grant level of three times salary, reduced proportionately for any LTIP grants	Primarily to support recruitment	Not used in 2005

Further details of these elements are set out overleaf.

Salary

The Company operates a market-led pay strategy that aims to pay within a specific range set around the median for base salaries in the life assurance sector. Individual salaries are then set at the appropriate point within the salary range.

Performance-related annual bonus scheme (ABS)

The normal maximum bonus level under the ABS is 80% of salary although the Committee has the flexibility to agree a maximum bonus level of 100% of base salary after further consultation with institutional shareholders. The target level for executive directors for the 2005 ABS was 40% of salary.

To support the objectives of shareholder alignment and retention, when the maximum bonus is in excess of 80% of base salary, the portion of any bonus award in excess of 60% of salary is payable in the form of an award of shares, deferred for three years with no matching element and forfeitable on resignation.

The award is based on those elements of Achieved Operating Profit within the directors' control and individual KPIs such as market share, service levels, risk management, efficient use of capital, and the earnings per share of F&C.

It is the policy of the Committee not to award transaction bonuses. The Committee may, however, award special bonuses in excess of 100% of base salary with prior shareholder approval.

Share incentive schemes

The LTIP is the main long-term incentive programme within the Company. Following the approval of shareholders at the 2005 AGM, the LTIP replaced both the previous LTIP and the ESOS for senior management. The Committee believes that, for a given accounting cost and dilution cost, LTIP awards provide greater incentive effect, and hence value to shareholders, than options. Awards up to twice base salary may be made in any one year under the plan (measured as the face value of shares placed under award at the date of grant). In practice, awards made under the plan have been significantly below this maximum grant level.

The ESOS has been retained primarily to assist, as appropriate, in the recruitment of senior individuals. In the event that the ESOS is used, the options would be subject to performance conditions and there would be no re-testing for any options granted. There would be an absolute cap of three times base salary on such option grants, reduced in value proportionally for any LTIP grants. No such use of the ESOS was made in 2005.

The Committee believes that long-term incentive plan performance conditions should strike a balance between achieving alignment with ultimate shareholder returns and reward for delivery of strong underlying financial performance, the latter being more directly within the control of senior management.

Vesting of LTIP grants made in and after 2005 is determined by two performance measures:

(i) TSR relative to the FTSE 100 for 50% of the award; and
(ii) RoEV of the life business relative to predefined targets for 50% of the award.

The Committee believes that relative TSR remains the best measure of the Company's ultimate delivery of shareholder returns and that RoEV is the internal financial measure that is most closely linked to value creation in a life assurance business.

TSR is the percentage return in a given period to a purchaser of an ordinary share in the Company arising from share price appreciation and reinvestment of dividends. The Company's TSR over a three-year performance period is ranked against the TSR of other members of the FTSE 100 Index (as at the date of each grant), and vesting is in line with the following scale:

TSR relative to FTSE 100	Percentage of TSR element of award vesting
Less than median	0%
Median	25%
More than median but less than Upper quartile	Straight-line vesting between 25% and 100%
Upper quartile or more	100%

RoEV is the achieved Life and Pensions operating profit over a financial year divided by the embedded value at the year start excluding the pension scheme and asset management business. RoEV in each year is measured relative to the risk discount rate used to calculate the embedded value, to determine the Company's Excess RoEV for the year. In essence, Excess RoEV is a measure of the extent to which the Company's return on capital has exceeded its cost of capital, thereby generating value for shareholders.

The average Excess RoEV over the performance period is compared against targets set by the Committee at the start of the period. The Committee, with the aid of independent actuarial advice, sets targets for each plan cycle that are appropriately demanding and challenging in the context of market expectations of the Company's future RoEV.

The targets for awards made in 2005 were set so that vesting of the RoEV element of the award will be as follows:

Average Excess RoEV (per annum)	Percentage of RoEV element of award vesting
Less than 2%	0%
2%	25%
More than 2% but less than 4%	Straight-line vesting between 25% and 100%
4% or more	100%

Based on a risk discount rate of 7%, full vesting would require an average post-tax RoEV of 11% per annum over the performance period.

The Committee retains limited discretion to vary vesting of the RoEV element by up to 10% of the overall award. Furthermore, the Committee has the discretion to adjust the targets in a fair and reasonable manner to take account of corporate activity such as acquisitions, regulatory impacts and changes to accounting rules or reserving requirements. The Committee will communicate the rationale for any such adjustments directly to shareholders.

Introduction of IFRS and EEV and consequent adjustment of RoEV targets

Following the introduction of IFRS and the move to European Embedded Value (EEV) life companies are now reporting results under these new bases. RoEV will be measured on this new EEV basis throughout the performance period for LTIP awards made from 2006. It is likely that the target range for average Excess RoEV set out above will need to be amended for the 2006 awards so that they remain appropriately stretching under the new basis of calculation of RoEV and consideration will need to be given to the appropriate risk discount rate to be used under EEV. The Company's and analysts' forecasts are currently being recalibrated in light of this change and once this calibration is completed, the Committee will set the RoEV target range for the 2006 LTIP awards, but with the intention of ensuring that they are comparably demanding to the 2005 LTIP targets overall.

The Committee will also restate the target range for the 2005 LTIP awards so that it is appropriate under the new EEV measurement basis. This adjustment, which will form part of the recalibration process referred to above, is being undertaken to ensure that for all outstanding LTIP awards executives are incentivised on a common measure for future years and so that the toughness of targets for the 2005 awards is preserved.

Performance graph

The graph below demonstrates the performance of the Company based on TSR compared with the FTSE 100 TSR Index and the FTSE All Share Life Insurance Sector TSR. The graph shows performance for the Company's five reporting periods since listing on the London Stock Exchange on 9 July 2001. The FTSE 100 Index has been chosen for comparison because it contains similar sized companies in a variety of sectors including a number of companies in the financial sector.

During the period from 9 July 2001 to 31 December 2005, Friends Provident's TSR has always been close to that of the FTSE All Share Life Insurance Sector and has outperformed it by 10.4% over the whole period. For the year to 31 December 2005, Friends Provident's TSR movement was ranked 34th (38th in 2004) when compared with the constituents of the FTSE 100 at the beginning of the year.

Total shareholder return indices – Friends Provident, FTSE 100 and FTSE All Share Life Insurance



120
100
80
60
09 Jul 01
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
FTSE 100 Return Index
Friends Provident Return Index
FTSE All Share Life Insurance Return Index

Benefits and pensions

In common with many financial services organisations, the Company provides a range of benefits to its staff, some benefits being dependent upon seniority. The benefits disclosed for executive directors comprise the taxable value of a company car, private medical care and, for one former executive director, subsidised mortgage interest.

Pension arrangements for executive directors are set out in detail later in this report. During the year, the Committee has reviewed pension provision in the Company in light of Pensions Tax Simplification. The basic principle adopted by the Committee is that, as far as possible, existing pension commitments to executive directors should continue to be met but there should be no additional costs to the Company arising from the tax changes. In particular, for those executives and employees subject to the earnings cap, abolished from April 2006, a scheme-specific earnings cap has been introduced at the same level, to avoid inflation of pension benefits and therefore costs.

Other senior executives, management and all-employee schemes

There are a number of senior executives whose roles have a significant influence over the ability of the Group's life and pensions business to meet its strategic goals. They include the executive directors of FPLP and other staff of equivalent seniority. The Committee has regard to the remuneration of this group whose total remuneration including salary, bonus and benefits excluding pension and share scheme participation are summarised below.

Total Remuneration 2005 £000	Number in band (2004 in brackets)
100–125	0 (1)
126–150	3 (3)
151–175	7 (4)
176–200	2 (4)
201–225	3 (2)
226–250	2 (0)
251–275	1 (0)

The Committee also has general oversight of policy in relation to the granting of discretionary equity-based incentives throughout the Company. In 2006, it is proposed that deferred shares linked to annual bonus performance will be awarded to those managers below director level, as a replacement for the ESOS and to such other employees as determined by the Company. Details of ESOS grants in 2005 are given below:

Number of staff receiving ESOS options in 2005 (2004)	Percentage of salary
0 (3)	150%
1 (14)	100%
36 (35)	75%
215 (236)	50%
457 (468)	25%
7 (6)	15%

All employees and executive directors may participate in two Inland Revenue approved all-employee share schemes: the ShareSave Scheme, a savings-related share option scheme, and the Partnership Share element of the Share Incentive Plan (SIP), which facilitates the investment by staff of up to £1,500 per annum in shares.

External appointments

It is the Company's policy to permit executive directors to accept up to two external appointments. However, all fees received in respect of external appointments are paid to the Company not to the individual director.

Executive directors' service contracts and termination

In line with the Group policy, all executive directors, with the exception of Howard Carter and Alain Grisay, have service contracts with the Company that expire at the normal retirement age for all staff: age 60. The executive directors are subject to the same redundancy provisions as all staff within the Company's life and pensions business. Executive directors' rolling contracts do not otherwise include compensation for severance as a result of change of control. Redundancy provisions provide a lump sum that depends on service, salary level and, to some extent, age, up to a maximum of two years' salary (achieved by minimum service of 26 years and generally more) and, for those over 50, an immediate pension calculated on service to the date of termination but without actuarial reduction. Departing directors are required to mitigate loss. In the case of Howard Carter and Alain Grisay, the information in the table relates to their service contracts within F&C.

Name of executive director (with age at 10 April 2006)	Date of service contract	Last re-elected	Next due for (re)-election	Number of months notice	
				Company	Director
Howard Carter (54)	1 Oct 2000	2005 AGM	To retire at the close of AGM 2006	12	12
Alain Grisay (52)	11 Oct 2004	-	Due for election in 2006	12	12
Ben Gunn (55)	25 April 2001	2003 AGM	AGM 2006	12	6
Philip Moore (46)	1 July 2003	2004 AGM	AGM 2007	12	6
Keith Satchell (54)	25 April 2001	2004 AGM	AGM 2007	12	6

Amount of each director's emoluments and compensation in the relevant financial year (audited)

The remuneration of each director in 2005 (with 2004 comparison) comprised:

	Salary and fees £000	Benefits £000	Annual bonus (2005 accrued) £000	Compensation for loss of office £000	Total Reported 2005 £000	Total Reported 2004 £000
Executive						
Howard Carter	286	6	825	768	1,885	1,240
Ben Gunn	300	21	192	-	513	443
Philip Moore	339	20	179	-	538	464
Keith Satchell	490	26	296	-	812	766
Brian Sweetland (retired 31 May 2005)	111	7	173	-	291	404
Non-executive						
Alison Carnwath	85	-	-	-	85	104
Christopher Jemmett	124	-	-	-	124	92
Lady Judge	83	-	-	-	83	74
Ray King	52	-	-	-	52	44
Lord MacGregor	57	-	-	-	57	51
Sir Adrian Montague	139	-	-	-	139	10
David Newbigging (retired 25 May 2005)	89	-	-	-	89	252

Explanatory notes:

1. Benefits: All elements in the table represent cash compensation apart from the figures shown in the Benefits column. These include the taxable value of a company car, private medical care and any subsidised mortgage interest. The other non-cash benefits are in respect of pension provision.
2. Annual bonus (2005 accrued): These are payments under the ABS that have been paid in March 2006, except for Brian Sweetland who received an ABS amount of £60,821 before he retired. The Board regards each year's pre-determined targeted range of Achieved Operating Profit (AOP) as price sensitive information. The AOP-related bonus becomes payable when the minimum amount of the AOP range is achieved, with the amount payable increasing to reflect individual and corporate performance. The Annual Bonus (2005 accrued) figure of £173,056 for Brian Sweetland includes an amount of £112,235 paid in June 2005. This amount reflects the decision taken by the Committee in 2004 to compensate Brian Sweetland for his exclusion from the ESOS grant made on 12 August 2004 to other executive directors, who together with Brian Sweetland, were excluded from the grants made to other staff in March 2004 due to their possession of inside information at the time. It was considered that the grant date was too close to Brian Sweetland's normal retirement date for an award to be made. The amount paid to him was calculated by strict application of the relevant ESOS TSR performance to the number of share options that would have been granted and took account of the exercise price for the August 2004 grant. The assumed gain was based on the share price level at the time of retirement adjusted by application of an independent valuation using Black Scholes methodology and a period of twelve months for the exercise of options. The actual amount paid was subject to income tax and National Insurance and further reduced to recognise that Brian Sweetland would have been liable to pay his employer's National Insurance liability had he been in a position to exercise his options.
3. Compensation for loss of office: The compensation for loss of office to be paid to Howard Carter includes a cash contribution of £121,000 that will be made in lieu of an intended award under F&C's Long Term Remuneration Plan that could not be made during the year due to F&C being in a restricted period.
4. Alison Carnwath receives £7,500 (2004: £4,500) for chairing the With-Profits Committees of Friends Provident's three FSA-regulated wholly-owned life and pensions operating companies. For the six month period ended 30 June 2005, she received fees of £22,500 for acting as an independent non-executive director, and chairing the Investment Committee of ISIS Equity Partners plc, a wholly-owned subsidiary of F&C. ISIS Equity Partners plc sold its business to ISIS Equity Partners LLP, which is not controlled by F&C, on 1 July 2005.

   Christopher Jemmett's fees include £55,000 (2004: £32,500) paid by F&C for his role as the senior independent director and deputy chairman of F&C and chairman of its Audit and Compliance Committee. His appointment to that board is at the Company's nomination.

   The amount of £82,500 (2004: £73,500) for Lady Judge was paid to BT Consulting in relation to her services as a director and is subject to VAT (not included in the table).

Share options (audited)

Details of directors' interests in options over ordinary shares of 10p each in the capital of the Company are given in the table below. The market price of these shares at 31 December 2005 was 189.5p. The highest and lowest share price during 2005 was 195.75p and 157.75p respectively. The market value of the shares at the time of the LTIP grants in March 2005 was 179.5p. The mid-market price of shares at close of business on 7 April 2006 was 195.5p per share (17 March 2005: 174p per share). None of the terms and conditions of the options listed below varied during the year. The price paid by each executive director for the options under the ShareSave is identified in the notes to the table. There was one net gain of £234,284 (gross proceeds: £349,192; deductions of £114,908 at basic rate income tax) arising from shares granted to Brian Sweetland in respect of the unapproved part of the March 2003 ESOS after deduction of PAYE income tax, Employee's and Employer's National Insurance Contributions and all transaction costs. Brian Sweetland also made a net gain of £133,116 (gross proceeds: £199,167; deductions of £66,051 at basic rate income tax) in respect of shares granted in the 2003 LTIP.

Directors' interests in share options

	Options at 01.01.05	**Granted *during year***	**Exercised *during year***	**Lapsed *during year***	**Options at 31.12.05**	**Exercise price *(pence)***	**Earliest *exercise date***	**Latest *exercise date***
Ben Gunn								
ShareSave 2002	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 14.03.2002	116,667			(116,667)	-	195.00	n/a	n/a
LTIP 14.03.2002	58,333			(58,333)	-	10.00	n/a	n/a
ESOS 17.03.2003	368,311				368,311	71.00	17.03.06	17.03.13
ESOS 12.08.2004	311,949				311,949	127.00	12.08.07	12.08.14
LTIP 17.03.2003	184,155				184,155	10.00	17.03.06	17.03.13
LTIP 29.03.2005	-	210,674			210,674	10.00	29.03.08	29.03.15
Total	**1,054,773**	**210,674**		**(175,000)**	**1,090,447**			
Keith Satchell								
ShareSave 2002	15,358				15,358	107.76	01.10.07	01.04.08
ESOS 14.03.2002	200,000			(200,000)	-	195.00	n/a	n/a
LTIP 14.03.2002	100,000			(100,000)	-	10.00	n/a	n/a
ESOS 17.03.2003	619,719				619,719	71.00	17.03.06	17.03.13
ESOS 12.08.2004	524,884				524,884	127.00	12.08.07	12.08.14
LTIP 17.03.2003	309,859				309,859	10.00	17.03.06	17.03.13
LTIP 29.03.2005	-	344,102			344,102	10.00	29.03.08	29.03.15
Total	**1,769,820**	**344,102**		**(300,000)**	**1,813,922**			
Brian Sweetland								
ShareSave 2002	8,815		(7,615)	(1,200)	-	107.76	n/a	n/a
ESOS 14.03.2002	112,821			(112,821)	-	195.00	n/a	n/a
LTIP 14.03.2002	56,410			(56,410)	-	10.00	n/a	n/a
ESOS 17.03.2003	330,988		(330,988)		-	71.00	n/a	n/a
LTIP 17.03.2003	165,494		(121,815)	(43,679)	-	10.00	n/a	n/a
Total	**674,528**		**(460,418)**	**(214,110)**	-			
Philip Moore								
ShareSave 2003	8,499				8,499	108.54	01.10.06	01.04.07
ESOS 06.08.2003	211,398				211,398	136.00	06.08.06	06.08.13
ESOS 12.08.2004	298,233				298,233	127.00	12.08.07	12.08.14
LTIP 06.08.2003	105,699				105,699	10.00	06.08.06	06.08.13
LTIP 29.03.2005	-	210,674			210,674	10.00	29.03.08	29.03.15
Total	**623,829**	**210,674**			**834,503**			

Please refer to the notes on page 61.

Notes to the table on page 60:

1. ShareSave Scheme (SAYE) 2002: Options held at an exercise price of 107.76p by saving £250 per month for either three years (8,815) or five years (15,358).
2. ShareSave Scheme (SAYE) 2003: Options held at an exercise price of 108.54p by saving £250 per month for three years (8,499).
3. The performance conditions for 2003, 2004 and 2005 grants under the ESOS, which used a performance condition based on TSR over a three-year performance period when ranked against that of other companies which formed the FTSE 100 at the start of each performance period, are detailed above and in the Remuneration reports of the Company contained in the report and accounts of previous accounting years.
4. The 2003 awards under the LTIP were dependent on the Group's RoEV. RoEV results for 2004 confirmed that none of the four awards under the 2002 LTIP vested and that a pro-rated 73.6% (121,815 shares) of Brian Sweetland's 2003 LTIP (165,494 shares) vested on his retirement.
5. The 2003 ESOS and the 2003 LTIP matured on 17 March 2006. Both schemes met the performance conditions and the awards vested in full on 24 March 2006.

	Options exercised under ESOS 2003 since 31 December 2005	Options exercised under LTIP 2003 since 31 December 2005
Ben Gunn	368,311	184,155
Keith Satchell	619,719	309,859

6. Since 31 December 2005, options granted to the executive directors under 2006 LTIP are as follows:

	Options granted	Exercise price	*Earliest* exercise date	*Latest* exercise date
Ben Gunn	229,166	10 pence	24.03.09	24.03.16
Keith Satchell	364,583	10 pence	24.03.09	24.03.16
Philip Moore	243,056	10 pence	24.03.09	24.03.16

Directors' shareholdings

Directors' personal shareholdings that are not related to their remuneration are disclosed in the Notes to the Accounts.

The executive directors are expected to build up their shareholding in the Company over time. To support this, awards in and after 2005 under the LTIP have been made with the expectation that the recipient will retain shares up to the value at exercise of 75% of the net proceeds.

Pensions (audited)

All executive directors, except Howard Carter, are members of the Friends Provident Pension Scheme (the Pension Scheme), a UK defined benefit contributory pension plan. No element of executive directors' remuneration other than basic salary is pensionable.

The pensions simplification changes implemented by the Government became effective in April 2006. These changes will involve, inter alia, the abolition of the Inland Revenue earnings cap (IR Cap) on approved pension benefits. The Pension Scheme is being amended to ensure the continuation of a scheme specific earnings cap to maintain the benefit at the previous level and therefore control the costs of the scheme.

The Pension Scheme also provides a spouse's pension equal to two-thirds of the member's pension upon death after retirement. On death in service, the Pension Scheme provides a spouse's pension equal to two-thirds of the member's prospective pension plus a lump sum death in service benefit. For convenience, the required disclosures in relation to Howard Carter's pension provision from F&C are also included in the table below.

Name of Director	Transfer value of accrued benefits at 1 Jan 2005 £000 (a)	Increase in accrued benefits during year before inflation £000 (b)	Increase in accrued benefits during year after inflation £000 (c)	Transfer value of accrued benefits during year after inflation £000 (d)	Increase in transfer value during year £000 (e)	Accumulated total accrued benefits at 31 Dec 2005 £000 (f)	Transfer value of total accrued benefits at 31 Dec 2005 £000 (g)
Howard Carter	191	2	2	25	57	16	248
Ben Gunn	1,473	23	21	314	483	128	1,956
Philip Moore	23	2	2	17	19	4	42
Keith Satchell	3,162	34	30	435	791	273	3,953
Brian Sweetland (retired 31 May 2005)	2,981	8	6	123	265	N/A	N/A

Notes to the above table:

1. The accrued benefits for Keith Satchell include the appropriate proportion of additional service of 4 years 9 months that has been accruing uniformly from 1 July 1991 to his normal retirement date. If Keith Satchell were to retire between the ages of 55 and 60, he is entitled to receive a pension based on actual and accrued service of between 35 and 40 years, as appropriate, without actuarial reduction. The benefits for Ben Gunn include additional service of 10 years 6 months granted to him on joining London and Manchester Group plc in 1996 and also include additional service of 8 years 9 months that were purchased with a transfer value he brought from a previous employer's scheme. The benefits for Brian Sweetland included additional service of nine years one month which accrued uniformly from 1 July 1991 to his normal retirement date of 30 April 2005.
2. The IR Cap on approved pension benefits affects Howard Carter, Ben Gunn and Philip Moore as below:

a) Ben Gunn has an unfunded unapproved pension arrangement under which, on his retirement from the service of the Company at age 60, he will receive pension benefits that, when added to any pension benefits he receives from the Pension Scheme on that date, equate to the pension benefits he would have received if he were a member of the Pension Scheme and not subject to the IR Cap. The figures in the table above include the value of the arrangement. It has been agreed that if he retires on or after 30 June 2007, he will receive his scheme and unfunded benefits based on service to his date of early retirement and with no actuarial reduction save for the element of his pension purchased by funds from former employment which would be reduced for early payment.

b) Philip Moore receives a monthly amount in addition to his basic salary of the difference between a variable percentage of his monthly basic salary and one twelfth of the IR Cap to give him the opportunity to make further pension provision. The percentage, 20% since his appointment on 1 July 2003, is reviewed in each calendar year. During 2005, Philip Moore received £39,060 in this respect and the amount is included with the salary figure shown in the table.

c) During 2005, each executive director apart from Howard Carter, in common with all staff, contributed 2% of his pensionable salary to the Pension Scheme. This percentage rose to 3% from 1 January 2006. Howard Carter contributed 3% of his pensionable salary to the F&C Asset Management Staff Pension Fund. An amount of £73,000 was paid by F&C in respect of a Funded Unapproved Retirement Benefits Scheme for Howard Carter recognising that the pension benefits are subject to the statutory cap.

3. No excess retirement benefits have been paid to directors or past directors.
4. The transfer values shown in the table have been calculated in accordance with Actuarial Guidance Note 12b (6 April 1997) issued by the Faculty and Institute of Actuaries. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the appropriate fund.

Non-executive directors

Details of current individual non-executive directors' contracts for services are given in the table below. These directors are not part of any pension, bonus or share incentive scheme of the Company or the Group. Directors are subject to re-election at least every three years. None of the non-executive directors has a service contract and none is entitled to compensation on leaving the Board save that, if requested to resign, the Chairman and each non-executive director is entitled to prior notice or fees in lieu as in the table below.

Name of director (with age at 10 April 2006)	Date of latest letter of appointment (and date first elected)	AGM at which last re-elected	Next due for re-election	Required notice from Company (in months)
Sir Adrian Montague (58)	8 March 2005 (26 May 2005)	May 2005	2008 AGM	6
Lady Judge* (59)	30 May 2001 (25 May 1994)	May 2005	2006 AGM	3
Alison Carnwath (53)	18 November 2002 (8 May 2003)	May 2003	2008 AGM	3
Christopher Jemmett (69)	30 May 2001 (30 April 1997)	May 2003	2006 AGM	3
Ray King (52)	6 January 2004 (20 May 2004)	May 2004	2007 AGM	1
Lord MacGregor (69)	30 May 2001 (26 May 1999)	May 2004	2006 AGM	3

** Lady Judge is subject to annual re-election.*

Apart from the Chairman and Deputy Chairman, non-executive directors are paid a basic fee, currently £45,000 per annum, for their role on the Board and separately remunerated for services on Board Committees. All fees are reviewed annually. Fees were last increased with effect from July 2005 following a review by the Committee and Keith Satchell, the Group Chief Executive. The Chairman and Deputy Chairman of the Board, who chair the Investment and Remuneration Committees respectively, receive an annual all-inclusive fee only, currently £220,000 and £85,000 respectively, the latter being exclusive of VAT. The Remuneration Committee sets the Chairman's annual remuneration.

	Member's fee (£)	Chairman's fee (£)
Audit and Compliance	7,000	20,000
Nomination	3,500	7,750
Remuneration	5,000	10,000
Investment	4,500	7,000

Compensation for past directors (audited)

Martin Jackson ceased to be a director of the Company on 30 September 2003. The details of his financial treatment were disclosed in the Remuneration Report for that year. Accordingly, the amount paid to him in 2005 was £98,418.

Sums paid to third parties in respect of executive directors' services (audited)

No sums were paid to third parties in respect of any executive director's services.

The Remuneration Committee

a) **Purpose and Terms of Reference of the Committee**

The Committee:

- Recommends to the Board the broad policy in respect of senior executive remuneration;
- Ensures that the levels of remuneration for the executive directors and senior executives are sufficient to attract, retain and motivate directors of the quality required by the Company;
- Structures executive directors' remuneration so as to link rewards to corporate and individual performance;
- Sets the remuneration for all executive directors and the Chairman.

The fees of non-executive directors are a matter for the consideration of the Board as a whole.

The Committee's full Terms of Reference are published on the Company's website at www.friendsprovident.com and can be obtained on written request to the Secretary at the Company's registered office.

b) **Membership:** The members of the Committee are Lady Judge (Chair), Alison Carnwath and Christopher Jemmett. Sir Adrian Montague was a member of the Committee until 26 May 2005, when he was appointed Chairman of the Board.

c) **Advisors:** During 2005, the Committee was assisted by PricewaterhouseCoopers LLP to provide independent advice on remuneration matters and Towers Perrin in respect of pension matters. The Committee also consulted with Keith Satchell, the Group Chief Executive, and Mike Hampton, the Director of Business Services who has specific responsibility for Human Resources, to ensure policy was appropriate.

Additional disclosures in respect of Howard Carter (audited)

The remuneration of the executive directors of F&C Asset Management plc (F&C), a separately listed, 52% owned subsidiary company, is fully disclosed in the directors' remuneration report of the board of F&C. Howard Carter is remunerated entirely by F&C in accordance with its remuneration policy. He is also a director of the Company. He has a rolling service contract with F&C dated 1 October 2000 that requires twelve months' notice of termination on either side. Accordingly, this report includes only those disclosures required of the Company in respect of Howard Carter. It is the Company's policy to allow the board of F&C and its remuneration committee to determine the remuneration policy and packages for the executive directors of F&C. Accordingly, throughout this report on remuneration, references to executive directors do not include Howard Carter unless specifically mentioning him by name.

Howard Carter has been eligible to participate on the same basis as other eligible UK employees of F&C in two Inland Revenue approved all-employee share schemes operated by F&C, a Share Incentive Plan and a ShareSave Scheme. The disclosures required in respect of the ShareSave Scheme are set out in the following table:

Calendar Year	Options at 1 January	Granted during year	Exercised during year	Lapsed during year	Options at 31 December	Exercise price (pence)	Earliest exercise date
2004	6,915	-	-	-	6,915	114.00	19.03.2008

Howard Carter holds options over 525,423 F&C shares under that company's executive share option schemes as follows:

Options held at 31 December 2005	Grant Date	Options (exercised) granted	Exercise price (pence)
194,036	09.06.1998	–	203.80
48,437	16.07.1999	–	232.50
76,580	28.04.2000	–	214.00
44,500	01.03.2001	–	455.80
161,870	19.03.2003	–	139.00

On 28 March 2006, Howard Carter exercised and sold 161,870 shares realising a gain on exercise of £123,000.

None of the options granted prior to 2003, under a scheme dating back to 1995 and which have a 10-year life, can be exercised until both (a) a period of three years has elapsed since date of grant and (b) the performance goal of growth in earnings per F&C share at a rate of 2% above the rate of inflation in respect of each year cumulatively has been met. Once both these criteria have been achieved, up to one third of the options can be exercised, up to two thirds after six years from date of grant and the total or any outstanding amount after eight years. No further awards will be made under the 1995 scheme.

The exercise of options granted in 2003 and subsequently, being options granted under a 2002 scheme, is dependent on F&C achieving specified thresholds of earnings per share growth (EPS growth) in excess of the Retail Prices Index growth (RPI growth) over a 3-year performance period commencing on the first day of the F&C accounting period in which each grant was made. An option will not become exercisable until F&C's EPS growth over the period exceeds RPI growth over the same period by 9%. Where the target 9% is achieved, 50% of the related options become exercisable. When the excess of EPS growth over RPI growth over the period is 24%, 100% of the related options become exercisable. The number of ordinary shares the subject of an option grant that will become exercisable will increase on a sliding scale if EPS growth exceeds RPI growth in the relevant performance period by between 9% and 24%.

Howard Carter participates in the F&C Long Term Remuneration Plan (LTRP). The LTRP replaced from 4 October 2004 all the long term share incentive arrangements operating across the asset management business of the F&C Group. Ordinary shares in F&C are awarded under the LTRP. No shares under LTRP were awarded to Howard Carter during 2005 (2004: 416,667). Vesting under the LTRP is determined over three years and depends on F&C's TSR compared with FTSE 250 companies and on Earnings Per Share (EPS) performance, and is subject to continuing service. TSR and EPS performance measures are each applied to 50% of every award. EPS performance is measured as in the preceding paragraph; for TSR performance, no options will vest for below median TSR performance; for TSR performance between the 50th and 25th places options will vest on a straight-line basis with 35% vesting for 50th place and 100% vesting for 25th place and above.

The market price of F&C shares at 31 December 2005 was 177p. The highest and lowest F&C share price during 2005 was 256p and 174p respectively. The mid-market price of F&C shares at close of business on 7 April 2006 was 224p per share.

Barbara Judge

For the Board
Lady Judge, Chairman, Remuneration Committee
10 April 2006

Independent Auditor's report to the members of Friends Provident plc

We have audited the Group and parent company financial statements of Friends Provident plc on pages 66 to 176 and from 194 to 199 for the year ended 31 December 2005 which comprise the Consolidated income statement, the Consolidated and parent company balance sheets, the Consolidated cash flow statement, the Consolidated statement of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members, as a body for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU, and for preparing the parent company financial statements and the Directors' remuneration report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of directors' responsibilities on page 52.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the Group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance report reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
10 April 2006

Consolidated income statement on an IFRS basis

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Revenue			
Gross earned premiums	4	**977**	977
Premiums ceded to reinsurers	4	**(56)**	(50)
Net earned premiums	4	**921**	927
Fee and commission income and income from service activities		**483**	301
Investment income	5	**6,287**	3,151
Total revenue		**7,691**	4,379
Claims, benefits and expenses			
Gross claims and benefits paid	6	**1,569**	1,501
Amounts receivable from reinsurers	6	**(37)**	(31)
Net claims and benefits paid		**1,532**	1,470
Insurance contracts liabilities	28	**514**	480
Investment contracts liabilities	33	**3,822**	1,373
Transfer to fund for future appropriations	32	**187**	42
Movement in net assets attributable to unit holders	37	**136**	71
Movement in policyholder liabilities		**4,659**	1,966
Acquisition expenses	22	**285**	204
Administrative and other expenses	7	**759**	468
Finance costs	12	**89**	50
Total claims, benefits and expenses		**7,324**	4,158
Share of profit of associates and joint venture	20	**-**	-
Profit before tax from continuing operations		**367**	221
Policyholder tax	13	**(218)**	(98)
Profit before shareholder tax from continuing operations		**149**	123
Total tax expense	13	**(178)**	(59)
Policyholder tax	13	**218**	98
Shareholder tax	13	**40**	39
Profit after tax from continuing operations		**189**	162
Profit after tax from discontinued operations	44	**8**	18
Profit for the year		**197**	180
Attributable to:			
Equity holders of the parent: (i)			
Ordinary shareholders		**132**	143
Other equity holders		**37**	21
		169	164
Minority interest		**28**	16
Profit for the year		**197**	180
Earnings per share (ii)	15		
Basic earnings per share		**6.3 pence**	7.9 pence
Diluted basic earnings per share		**6.3 pence**	7.9 pence

(i) All profit attributable to equity holders of the parent is from continuing operations.
(ii) Earnings per share from discontinued operations is £nil (2004: £nil).
(iii) A segmental analysis of the income statement is shown in note 3.

Consolidated underlying profit before tax on an IFRS basis

For the year ended 31 December 2005

	Notes	**2005 £m**	2004 £m
Profit before tax from continuing operations		**367**	221
Policyholder tax	13	**(218)**	(98)
Returns on Group-controlled funds attributable to third parties	43(c)	**(57)**	-
Profit before tax attributable to ordinary shareholders of the parent		**92**	123
Non-recurring items	8	**59**	55
Amortisation of Asset Management acquired intangible assets	16	**56**	21
Amortisation of acquired present value of in-force business	16	**28**	10
Amortisation of Life & Pensions acquired intangible assets	16	**7**	-
Impairment of acquired intangible assets	16	**112**	-
Interest payable on Step-up Tier one Insurance Capital Securities	41	**(37)**	(21)
Short-term fluctuations in investment return	5	**(102)**	(27)
Variation in value of option on convertible debt	34	**9**	10
Underlying profit before tax		**224**	171
Earnings per share	15		
Underlying earnings per share		**8.8 pence**	10.3 pence

Underlying profit before tax represents profit (based on longer-term investment return) attributable to ordinary shareholders of the parent and excludes returns on Group-controlled funds attributable to third parties and before impairment of goodwill, amortisation and impairment of acquired intangible assets and acquired present value of in-force business, and non-recurring items, less interest payable on Step-up Tier one Insurance Capital Securities (STICS).

Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in internal monitoring of the Group's IFRS results.

Consolidated balance sheet on an IFRS basis

At 31 December 2005

	Notes	**2005 £m**	2004 £m
Assets			
Intangible assets	16	**1,590**	1,388
Property and equipment	17	**73**	168
Investment properties	18	**1,912**	1,527
Investments in associates and joint venture	20	**14**	5
Financial assets	21	**42,091**	31,112
Deferred acquisition costs	22	**994**	776
Reinsurance assets	23	**183**	112
Current tax assets	25	**25**	49
Insurance and other receivables	26	**590**	519
Cash and cash equivalents	27	**2,614**	2,249
Total assets		**50,086**	37,905
Liabilities			
Insurance contracts	28	**14,637**	14,047
Fund for future appropriations	32	**420**	256
Financial liabilities			
- Investment contracts	33	**27,857**	18,001
- Interest bearing loans and borrowings	34	**1,155**	966
Net asset value attributable to unit holders	37	**751**	576
Provisions	36	**364**	185
Deferred tax liabilities	24	**288**	165
Current tax liabilities	25	**177**	156
Insurance payables, other payables and deferred income	35	**497**	755
Total liabilities		**46,146**	35,107
Equity attributable to equity holders of the parent			
Attributable to ordinary shareholders:			
Share capital	38,39	**214**	199
Share premium	38,39	**2,038**	1,799
Other reserves	38,40	**436**	421
		2,688	2,419
Attributable to other equity holders	38,41	**810**	299
		3,498	2,718
Minority interest	38	**442**	80
Total equity	38	**3,940**	2,798
Total equity and liabilities		**50,086**	37,905

The financial statements were authorised for issue by the Board of directors on 10 April 2006.

Sir Adrian Montague
Chairman

Keith Satchell
Group Chief Executive

Philip Moore
Group Finance Director

Consolidated statement of recognised income and expense on an IFRS basis

For the year ended 31 December 2005

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial losses on defined benefit schemes net of tax (i)	**(18)**	**-**	**(18)**	**(10)**	**(28)**
Foreign exchange adjustments	**(7)**	**-**	**(7)**	**(1)**	**(8)**
Net income recognised directly in equity	**(25)**	**-**	**(25)**	**(11)**	**(36)**
Profit for the year	**132**	**37**	**169**	**28**	**197**
Total recognised income and expense for the year	**107**	**37**	**144**	**17**	**161**

For the year ended 31 December 2004

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial losses on defined benefit schemes net of tax (i)	(7)	-	(7)	(1)	(8)
Foreign exchange adjustments	2	-	2	-	2
Net income recognised directly in equity	(5)	-	(5)	(1)	(6)
Profit for the year	143	21	164	16	180
Total recognised income and expense for the year	138	21	159	15	174

(i) Tax recognised directly in equity is shown in note 13(c).

Consolidated cash flow statement on an IFRS basis

For the year ended 31 December 2005

	2005 £m	2004 £m
Operating activities		
Profit after tax	**197**	180
Unrealised gains on investments	**(3,612)**	(1,511)
Realised gains on investments	**(1,072)**	(264)
Finance costs	**89**	50
Amortisation and impairment of intangible assets	**221**	49
Depreciation of property and equipment	**11**	20
Movement in deferred acquisition costs	**(148)**	(155)
Total tax expense	**178**	59
Purchase of shares and other variable yield securities	**(5,019)**	(4,633)
Sale of shares and other variable yield securities	**3,765**	4,267
Purchase of loans, debt securities and other fixed income securities	**(18,840)**	(8,942)
Sale of loans, debt securities and other fixed income securities	**17,291**	9,407
Purchase of investment properties	**(201)**	(212)
Sale of investment properties	**34**	232
Increase in insurance contract liabilities	**590**	1,788
Increase in investment contract liabilities	**5,669**	478
Increase in fund for future appropriations	**164**	59
Increase in other provisions	**67**	46
Net (increase)/decrease in receivables and payables	**(22)**	94
Pre-tax cash (outflow)/inflow from operating activities	**(638)**	1,012
Tax paid	**(61)**	(18)
Net cash (outflow)/inflow from operating activities	**(699)**	994
Investing activities		
Acquisition of subsidiaries, net of cash acquired	**603**	(182)
Disposal of subsidiaries, net of cash disposed	**44**	-
Purchase of internally generated intangible assets	**(13)**	(13)
Purchase of property and equipment (net)	**(10)**	(41)
Net cash inflow/(outflow) from investing activities	**624**	(236)
Financing activities		
Finance costs	**(82)**	(55)
STICS interest	**(21)**	(21)
Proceeds from issue of long term debt, net of expenses	**229**	374
Issue of STICS, net of expenses	**495**	-
Net movement in other borrowings, net of expenses	**5**	17
Issue of share capital, net of expenses	**-**	255
Dividends paid to equity holders of the parent	**(157)**	(134)
Dividends paid to minority interest	**(29)**	(16)
Net cash inflow from financing activities	**440**	420
Increase in cash and cash equivalents	**365**	1,178
Balance at beginning of year	**2,249**	1,071
Balance at end of year	**2,614**	2,249

Included within cash and cash equivalents are deposits maturing in less than three months amounting to £1,799m (2004: £1,769m). Under UK GAAP these items were included in investments.

Under IFRS, the cash flow statement includes all cash flows of the Group's activities. Previously, under UK GAAP, the cash flow statement only showed the cash flows of shareholders' funds.

1. Accounting policies

1.1 Basis of preparation

These are the first full consolidated financial statements of the Group prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property and equipment, investment properties and financial instruments at fair value through the income statement. The financial statements also comply with the revised Statement of Recommended Practice issued by the Association of British Insurers in December 2005 in so far as these requirements do not contradict IFRS requirements. The detailed disclosure of new business does not form part of these accounts.

The Group has chosen to early adopt the amendment to International Accounting Standard (IAS) 19 Employee Benefits, published in December 2004, as this more closely follows Financial Reporting Standard (FRS) 17 Retirement Benefits, which the Group had previously adopted in full.

The Group has also adopted IAS 39 Financial Instruments: Recognition and Measurement, as amended by the Fair Value Option issued by the International Accounting Standards Board in June 2005. The Fair Value Option allows for any financial instrument to be classified upon initial recognition at fair value through the income statement, if it satisfies one of the following criteria:

- It eliminates or significantly reduces an accounting mismatch caused by financial assets and financial liabilities being measured on a different basis.
- The financial instrument or group of financial instruments is managed individually or together on a fair value basis.
- The financial instrument contains or may contain an embedded derivative.

Previously recognised financial assets and financial liabilities can only be designated at fair value through the income statement, if they were already designated as such before 1 September 2005, under the old fair value rules and subsequently still qualify under the new fair value rules. Comparative information must also be restated from the transition date to comply with the new fair value rules. The Group has opted for the Fair Value Option as all financial assets are managed on a fair value basis.

In addition, the Group has applied the principles contained in FRS 27 Life Assurance, as an improvement to its accounting policies as permitted by IFRS 4 Insurance Contracts. This requires liabilities to with-profits policyholders to be measured on a realistic basis in accordance with the FSA's Realistic Balance Sheet (RBS) regulations.

The Group has prepared its financial statements under IFRS as adopted for use in the EU for the first time and consequently has applied IFRS 1.

An explanation of how the transition to IFRS has affected the reported financial position and the financial performance of the Group, is provided on pages 169 to 176.

The Group presents its balance sheet broadly based in order of liquidity. Where applicable, for each asset and liability line item that combines amounts expected to be recovered or settled both within and beyond 12 months after the balance sheet date, disclosure is either made in the maturity tables in note 31 or in the respective line item note.

Financial assets and financial liabilities are offset, and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liability simultaneously. Income and expenses will not be offset in the income statement unless required or permitted by any accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

The parent company has continued to present individual financial statements prepared on a UK GAAP basis as permitted by section 226A of, and Schedule 4 to, the Companies Act 1985, adopting the exemption of omitting the profit and loss account and related notes conferred by section 230 of that Act. The parent company financial statements, with its respective accounting policies, are presented on pages 194 to 199.

The IASB issued IFRS 7, Financial Instruments: Disclosures and an Amendment to IAS 1 in August 2005 and these are applicable for accounting periods beginning on or after 1 January 2007. An Amendment to IAS 39/IFRS 4 was also issued in August 2005 and is applicable for accounting periods beginning on or after 1 January 2006. In addition IFRIC interpretations 4, Determining whether an arrangement contains a lease, 8, Scope of IFRS 2 and 9, Reassessment of Embedded Derivatives, have been issued and will be effective for 2006 reporting. The Group has decided not to early adopt any of these standards in these financial statements, but the impact of adopting them is not expected to have a material effect on its results. IFRS 7 will result in amendments to disclosure of financial assets and liabilities, whilst the amendments to IAS 1 bring the capital disclosure in line with IFRS 7. The amendments to IAS 39 and IFRS 4 have no impact on the Group given the nature of its business. Lastly, IFRS 6 and IFRIC Interpretations 5, 6 and 7 have been issued during 2005 but are not relevant to the activities of the Group.

1.2 Use of estimates, assumptions and judgements

The preparation of the financial statements necessitates the use of estimates, assumptions and judgements. These estimates and assumptions affect the reported amounts of assets, liabilities and contingent liabilities at the balance sheet date as well as affecting the reported income and expenses for the year. Although the estimates are based on management's best knowledge and judgement of information and financial data as at the date the financial statements are approved, the actual outcome may differ from these estimates, possibly significantly, in future periods when subject to changes. Further information on the use of estimates, assumptions and judgements is set out in note 2.

1. Accounting policies continued

1.3 Summary of significant accounting policies

The Group has identified accounting policies that are most significant to its business operations and the understanding of its results. These accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance and investment liabilities, deferred acquisition costs, pension schemes, the ascertainment of fair values of reinsurance assets, financial instruments and of investment properties and the carrying value of intangible assets.

The accounting policies set out below have been consistently applied to all years presented in these consolidated financial statements and, unless otherwise stated, to the opening IFRS balance sheet as at 1 January 2004. In preparing the Group's opening balance sheet, it has not taken advantage of the exemptions to retrospective application as set out in IFRS 1 and has applied all relevant standards retrospectively with three exceptions:

- the Group has elected to apply IFRS 3 Business Combinations retrospectively to business combinations effected from 9 July 2001, the date of demutualisation.
- the Group has elected to apply the IFRS 1 exemption relating to foreign exchange translation differences. As a result the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.
- the Group has elected not to apply IFRS 2 to share options that were granted before 7 November 2002 and to share options granted after 7 November 2002 that had vested at the date of transition to IFRS.

1.3.1 Consolidation

A business combination is the bringing together of separate entities or businesses into one reporting entity. The result is that one entity, the acquirer, obtains control of one or more entities or businesses.

The cost of a business combination is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the business combination. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the business combination date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of the business combination is less than the fair value of the net assets, the difference is recognised directly in the income statement.

(a) Subsidiaries
Subsidiaries are all entities over which the Group has the power, directly or indirectly, to govern the financial and operating policies so as to obtain economic benefits, generally accompanying a shareholding of more than one half of the voting rights. Potential voting rights that presently are exercisable or convertible are also taken into account.

The consolidated financial statements incorporate the assets, liabilities, results and cash flows of the company and its subsidiaries. The results of subsidiaries acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal. Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

Profits or losses arising from changes in holdings in subsidiaries that do not impact the Group's control over that subsidiary are recognised directly in equity.

(b) Associates and joint ventures
Associates are all entities over which the Group has significant influence but not control, generally reflecting between 20% and 50% of the voting rights, over the financial and operating policies. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any impairment loss) identified on acquisition.

Joint ventures are those entities where the terms of the contractual agreement ensure that the parties involved jointly control the entity, notwithstanding that the Group's share of the underlying assets and liabilities may be more than 50%. The Group recognises its interests in joint ventures using the equity method.

Under the equity method, an investment is included as a single line item in the consolidated balance sheet as the Group's share of the fair value of the investment net assets plus goodwill, which equates to the cost of the investment plus the Group's share of post-acquisition reserves. The Group's share of post-tax profits or losses is presented as a single line item in the consolidated income statement, adjusted for the effect of any fair value adjustments.

(c) Open ended investment companies and unit trusts
Open ended investment companies and unit trusts in which the Group has a percentage holding in excess of 50% have been consolidated. The units not owned by the Group are treated as a liability called 'net asset value attributable to unit holders'. The reason for this treatment is that the open ended nature of these funds means that units in the funds have no residual interest in the net assets of the funds after deducting all of the liabilities.

1.3.2 Product classification

(a) Insurance contracts
Contracts under which the Group accepts significant insurance risk from another party (the policyholder), by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder, are classified as insurance contracts. Under IFRS 4, insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of: a specified interest rate, security price, commodity price, foreign exchange rate, index of price or rates, a credit rating or credit index or other variable. Insurance contracts may transfer some financial risk.

1. Accounting policies continued

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that is more than 5% greater than the benefits payable if the insured event did not occur.

(b) Investment contracts
Policyholder contracts not considered insurance contracts under IFRS are classified as investment contracts. Contracts currently classified as investment contracts are either unit-linked or unitised with-profits contracts.

(c) Options and guarantees
Options and guarantees are valued separately unless the option or guarantee itself meets the definition of an insurance contract, or it is a policyholder option to surrender an insurance contract for a fixed amount even if the exercise price differs from the carrying amount of the host contract.

For options and guarantees separated from the host contract, the Group measures them at fair value and includes the change in fair value in the income statement on the same basis as for its other embedded derivatives.

1.3.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different to those of segments operating in other economic environments.

Segments are selected with regard to how management reviews the Group's operations and the relevant size of the underlying business segment or geographical area. Further details of the segments selected by the Group are included in note 3.

1.3.4 Foreign currencies

(a) Foreign currency transactions
The Group's presentation currency is pound sterling (£). Transactions in foreign currencies are translated to sterling at the foreign exchange rates ruling at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to sterling at the exchange rate ruling at the balance sheet date, and any exchange differences arising are taken to the income statement. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction and are not subsequently restated. Non-monetary assets and liabilities stated at fair value in a foreign currency are translated at the rate at the date the fair value was determined. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement. Foreign exchange adjustments recognised in equity are reported in the Group's foreign currency translation reserve within retained earnings and reported in the statement of recognised income and expense.

(b) Overseas subsidiaries
The assets and liabilities of overseas subsidiaries, including goodwill and intangible assets attributable to the acquisition of the overseas subsidiary, and fair value adjustments arising on consolidation, are translated to sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of overseas subsidiaries are translated to sterling at average foreign exchange rates for the year. Foreign exchange differences arising on the translation to sterling are classified as equity movements and recognised in the Group's foreign currency translation reserve and reported in the statement of recognised income and expense. These exchange differences are recognised in the income statement in the period in which the overseas subsidiary is disposed of.

1.3.5 Revenue recognition

(a) Premiums
Premium income in respect of single premium business, new generation group pensions business and pensions business not subject to contractual regular premiums, is accounted for when the premiums are received.

For all other classes of business, premium income is accounted for in the year in which it falls due.

Reinsurance premiums are accounted for when due for payment.

(b) Fee and commission income and income from service activities
Insurance and investment contract policyholders are charged for policy administration services, investment management services and for surrenders. Investment management services comprise primarily fees and charges from unit-linked investment contracts issued by the Life & Pensions business. Fees earned by the Asset Management business relate to the sale and management of retail investment products and from managing investments in the institutional market.

These fees and charges are recognised as revenue in the accounting period in which the services are rendered, unless they relate to services provided in future periods.

Front-end fees are charged to the policyholder at the inception of the contract. This is primarily used for single premium contracts. The consideration received is deferred as a liability and recognised over the expected term of the contract on a straight-line basis.

Regular fees charged to the policyholder periodically (monthly, quarterly or annually), are recognised on a straight-line basis over the period in which the service is rendered.

1. Accounting policies continued

In respect of Asset Management a number of contracts have performance fees based on an agreed level of performance in a set time period. Performance fees are recognised when the quantum of the fee can be estimated reliably.

(c) Investment income
All income received from investments is recognised in the income statement and includes dividends, interest, rental income, gains and losses arising from a change in fair value of investment properties, financial assets at fair value through the income statement and of derivative financial instruments.

Dividend income from listed and unlisted securities is recognised as revenue when the right to receive payment is established. For listed securities this is the date the security is listed as ex-dividend. For unlisted securities this is the due date of payment.

Interest income is recognised in the income statement as it accrues, taking into account the effective yield of the asset or an applicable floating rate. Interest income includes the amortisation of any discount or premium.

Rental income from investment properties under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease income.

1.3.6 Expense recognition

(a) Claims and benefits paid
Insurance claims reflect the cost of all claims incurred during the year, including claims handling costs. Death claims and surrenders are recorded on the basis of notifications received. Maturities and annuity payments are recorded when due. Claims and benefits recorded are accrued to the policyholder and included within insurance and investment contracts liabilities.

Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims. Internal costs include all direct expenses of the claims department and any general administrative costs directly attributable to the claims function.

Reinsurance recoveries are accounted for in the same period as the related claim.

(b) Finance costs
Finance costs are recognised as an expense in the period in which they are incurred.

(c) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives paid are recognised in the income statement as an integral part of the total lease expense.

(d) Finance lease payments
Finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each year of the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Finance charges are recorded in the income statement under finance costs.

(e) Investment properties related expenses
Expenses with regards to investment properties are treated as administrative expenses and are recognised when incurred.

1.3.7 Intangible assets

(a) Goodwill
Goodwill arising on business combinations is the future economic benefits arising from assets that are not capable of being individually identified and separately recognised.

Where the initial amount of goodwill can only be determined on a provisional basis at the end of the financial reporting period, adjustments are made to the amount of goodwill up to 12 months from the date of acquisition. Other adjustments to the amount of goodwill are made for amounts that are contingent on future events and on the realisation of potential benefits of the acquiree's tax losses carried forward and other deferred tax assets that did not satisfy the criteria for separate recognition on acquisition.

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is carried at cost less any accumulated impairment losses. Impairment losses are recorded in the income statement.

(b) Investment management contracts
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Following initial recognition intangible assets are carried at cost less accumulated amortisation and any accumulated impairment losses. The useful lives of investment management contracts are finite and are amortised on a straight line basis over their estimated average contract term, depending on the nature of the contract, with amortisation being charged to the income statement. The amortisation period is reviewed at each financial year-end. The estimated useful lives have been assessed as follows:

Investment trusts	20 years
Insurance	10 years
Institutional	10 years
Retail	10 years

Investment management contracts are reviewed at each reporting date to identify whether there are any circumstances that might indicate impairment. If such circumstances exist, the carrying value is adjusted to the recoverable amount and any resulting impairment losses are charged to the income statement.

1. Accounting policies continued

Subsequent expenditure on management contracts is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(c) Present value of acquired in-force business (PVIF)
On acquisition of a portfolio of insurance contracts or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the balance sheet as an intangible asset. That part of the Group's interest, which will be recognised as profit over the lifetime of the in-force policies, is amortised and the discount unwound systematically over the anticipated lives of the related contracts, which typically vary between 5 and 50 years.

The PVIF is reviewed at each reporting date to identify whether there are any circumstances that might indicate impairment. If such circumstances exist, the carrying value is adjusted to the recoverable amount and any resulting impairment losses are charged to the income statement.

(d) Other intangible assets
Distribution lists, brands and licences acquired are capitalised at historical cost, being the fair value of the consideration paid.

Acquired software is capitalised on the basis of the costs incurred to acquire and to bring in use.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and that will probably generate economic benefits exceeding costs beyond one year, are capitalised and recognised as an intangible asset. Direct costs include the software development team's employee costs and an appropriate portion of relevant overheads. All other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets have finite useful lives and are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful lives of the intangible asset as follows:

Distribution lists	10–15 years
Brands	10 years
Software	3 years
Licences	3–5 years

Other intangible assets are reviewed at each reporting date to identify whether there are any circumstances that might indicate impairment. If such circumstances exist, the carrying value is adjusted to the recoverable amount and any resulting impairment losses are charged to the income statement.

Subsequent expenditure on other intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(e) Impairment
For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the Group's cash generating units (or groups of cash generating units) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or groups of units to which goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than either of the Group's primary or secondary segments used for segment reporting.

Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit remaining. Similarly, when a business is disposed of, the carrying value of the goodwill attributed to that business is included in the calculation of the gain or loss arising on disposal. The recoverable amount of an intangible asset or a cash generating unit is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the intangible asset or the cash generating unit.

For any previously recognised impairment loss a reversal can only occur if there has been a change in the estimate used to determine the recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. Such reversal is recognised in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the amortisation or depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. An impairment loss in respect of goodwill is not reversed.

1. Accounting policies continued

1.3.8 Property and equipment

(a) Owned assets

Land and buildings are initially recognised at cost and subsequently measured at fair value. Revaluations are performed annually by independent valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of properties being valued. Valuations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. The fair value is the amount for which a property could be exchanged between knowledgeable and willing parties in an arm's length transaction.

Properties occupied by the Group are held at fair value on the basis of open market value at the date of revaluation. Revaluation surpluses are credited to the revaluation surplus in shareholders' equity. Decreases that offset previous increases of the same asset are charged against the revaluation surplus directly to equity; all other decreases are charged to the income statement.

Equipment is stated at cost less accumulated depreciation and impairment losses. Impairment reviews take place when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognised in the income statement.

Property and equipment initial cost includes transaction costs. The Group recognises in the carrying amount of an item of property and equipment the cost of replacing part of such item when the cost is incurred, if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as incurred.

(b) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments, less accumulated depreciation. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

(c) Depreciation

Depreciation is charged so as to write off the cost or fair value of an asset net of the estimated residual value, using the straight-line method, over the estimated useful life of each part of an item of property and equipment, as follows:

Motor vehicles	3–4 years
Computer hardware and related software	1–4 years
Fixtures, fittings and office equipment	3–10 years
Leased assets	Over the term of the finance lease

Residual values and useful lives are reviewed at each reporting date and adjusted if appropriate.

(d) Derecognition or disposal

An item of property and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the original cost of the asset) is included in the income statement in the year the asset is derecognised. Any revaluation reserves relating to the particular asset being disposed of or no longer in use is transferred to retained earnings. This is not applicable to items that still have a useful life but are currently classified as idle. Depreciation continues for these items.

1.3.9 Investment properties

Investment properties comprise land and/or buildings that are not occupied by the companies in the Group and are held either to earn rental income or for capital appreciation, or for both.

The Group has adopted the fair value model permitted by IAS 40 Investment Property. Accordingly, investment property is initially included in the balance sheet at cost and subsequently measured at its fair value, which is supported by market evidence, based on annual valuations by independent valuers who hold a recognised and relevant professional qualification and have recent experience in the location and category of investment property being valued. Fair value is the amount for which a property could be exchanged between knowledgeable and willing parties in an arm's length transaction. Movements in the fair value of investment properties are taken to the income statement in the period in which they arise.

Initial cost includes transaction costs. The Group recognises in the carrying amount of the item of invertment property the cost of replacing part of such an item when the cost is incurred, if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as incurred.

When an item of property accounted for under IAS 16 Property, plant and equipment, is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the item immediately prior to transfer and its fair value, are recognised directly in equity if it is a fair value gain. Upon disposal of the item the gain is transferred to retained earnings. Any loss arising in this manner is recognised immediately in the income statement.

If an investment property becomes owner occupied, it is reclassified as property under IAS 16 and its fair value at the date of reclassification becomes its cost for accounting purposes.

1. Accounting policies continued

1.3.10 Fair values of financial instruments

Fair value determinations for financial instruments are either based on market prices (bid price for assets and offer price for liabilities) at the close of business on the balance sheet date for listed instruments in active markets or broker or dealer price quotations.

If prices are not readily available, the fair value is based on valuation techniques (including reference to current market values of another instrument which is substantially the same). Certain financial instruments, including financial derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

If the value of equity instruments cannot be reliably measured, they are measured at cost.

1.3.11 Financial assets

The Group classifies its investments into the following two categories: financial assets at fair value through the income statement and loans. The classification depends on the purpose for which the investments were acquired or originated.

Purchases and sales of financial assets are recognised on the trade date, ie the date the Group commits to purchase or sell the asset. Purchases or sales of financial assets require delivery of assets within the time frame generally established by regulation or convention in the marketplace.

A financial asset is derecognised when the contractual right to receive cash flows expires or when the asset, together with substantially all the risks and rewards of ownership, has been transferred.

(a) Financial assets at fair value through the income statement
These investments are financial assets designated on initial recognition at fair value through the income statement. The fair value on initial recognition being the consideration given, excluding any transaction costs directly attributable to their acquisition. Subsequent to initial recognition, all such financial assets are measured at fair value. Movements in fair value are taken to the income statement in the period in which they arise. These financial assets include derivative financial instruments held for trading purposes.

Embedded derivatives are separated from the host contract (including embedded derivatives in insurance contracts), recognised as a stand alone derivative financial instrument and measured at fair value through the income statement, when the following conditions are met:

- the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risk of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
- the hybrid instrument is not measured at fair value with changes in fair value recognised in the income statement.

(b) Loans
Loans are financial assets with fixed or determinable payments that are not quoted in an active market. Loans are measured on initial recognition at the fair value of the consideration given plus incremental costs that are incurred on the acquisition of the investment. Subsequent to initial recognition, loans are measured at amortised cost using the effective interest rate method.

The amortised cost of loans is the present value of estimated future cash flows discounted at the original effective interest rate. The amortised cost is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Any resulting impairment loss is recorded in the income statement.

1.3.12 Deferred acquisition costs

For both insurance contracts and investment contracts with Discretionary Participation Features (DPF), acquisition costs comprise all direct and indirect costs arising from writing the contracts, which are incurred during a financial period. Costs are deferred to the extent that they are recoverable out of future margins. The rate of amortisation of deferred acquisition costs on such contracts is proportional to the future margins emerging in respect of the related policies, over the lifetime of those policies.

For investment contracts without DPF, and for Asset Management service contracts, deferred acquisition costs comprise all incremental costs that are directly relating to the writing of the contract, which are incurred during a financial period and are deferred to the extent that they are recoverable out of future margins. Such deferred acquisition costs are amortised uniformly over the lifetime of the policy.

Annual impairment reviews are performed to identify whether there are any circumstances that might indicate impairment. If such circumstances exist, the carrying values are adjusted to the recoverable amounts and any resulting impairment losses are charged to the income statement.

1.3.13 Reinsurance

Direct insurance business written is ceded to reinsurers under contracts to transfer risk. Reinsurance arrangements do not relieve the Group from its direct obligations to policyholders. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for the ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract. Amounts due to reinsurers are estimated in a manner consistent with the associated reinsured policies and in accordance with the reinsurance contract. Premiums ceded and claims reimbursed are presented on a gross basis.

1. Accounting policies continued

Contracts that do not give rise to a significant transfer of insurance risk to the reinsurer are considered financial reinsurance and are accounted for and disclosed in a manner consistent with financial instruments. Where a contract can be separated into distinct and separate elements, these elements are accounted for separately.

If there is objective evidence as a result of an event that occurs after the initial recognition of the reinsurance asset, the amount recoverable under the terms of the reinsurance contract will not be recovered from the reinsurer, the amount recognised as recoverable under reinsurance ceded is reduced accordingly and the impairment loss is recognised immediately in the income statement.

1.3.14 Taxation

(a) Corporation tax
The tax expense as disclosed on the face of the income statement represents the sum of current year corporation tax, the movement in deferred tax and adjustments to prior period's tax.

Taxation is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods, except where it relates to an item which is recognised in equity. Tax payable is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

The tax charge is analysed between tax in respect of income and investment return on the policyholders' interest in the with-profits and linked fund assets, representing policyholders' tax, with the balance being tax on equity holders' investment return and profits, representing shareholders' tax.

(b) Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. This is accounted for using the balance sheet liability method and the amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities. The tax rates used are the rates that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is recognised in the income statement for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in equity. In this case the gain or loss is shown net of the attributable deferred tax.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable future profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

1.3.15 Insurance and other receivables

Insurance and other receivables are recognised when due and measured on initial recognition at the fair value of the amount receivable plus incremental costs. Subsequent to initial recognition, receivables are measured at amortised cost using the effective interest rate method.

The carrying value of receivables is the present value of estimated future cash flows discounted at the original effective interest rate. The carrying value is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable, with the impairment loss recorded in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

1.3.16 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdraft facilities.

1.3.17 Insurance contracts

Insurance contracts are measured using accounting policies consistent with those previously adopted under the Modified Statutory Solvency (MSS) basis, as amended following the adoption of the principles contained in FRS 27 Life assurance.

The insurance contract liabilities are determined separately for each life operation following an annual investigation of the long-term funds. The liabilities are calculated in accordance with the relevant Financial Services Authority (FSA) rules contained in the Integrated Prudential Sourcebook for UK operations. For overseas operations, insurance contract liabilities are calculated on recognised actuarial principles, based on local regulatory requirements. The valuations are subject to adjustments to reflect relevant accounting requirements as set out below. The annual investigation is carried out as at 31 December.

For the conventional with-profits business in Friends Provident Life and Pensions Limited (FPLP), the liabilities to policyholders are determined in accordance with the Realistic Balance Sheet (RBS) regulations and in accordance with the principles contained in FRS 27. These liabilities include both declared and constructive obligations for future bonuses not yet declared (excluding the shareholders' share of future bonuses) and includes the cost of options and guarantees measured on a market consistent basis. The RBS basis of valuation does not recognise deferred acquisition costs, but allows for future profits of non-profit and unit-linked business written in the With Profits Fund to be recognised.

1. Accounting policies continued

The calculation of the liabilities to policyholders in respect of conventional with-profits in Friends Provident Life Assurance Limited (FPLA), is on a net premium basis and in accordance with the MSS basis. These liabilities include an implicit provision for future regular bonuses, but not final bonuses, by means of a reduction in the valuation interest rate and an assessment of options and guarantees on a deterministic basis.

The calculation of liabilities to policyholders for non-profit contracts is on a gross premium basis and in accordance with the MSS basis. These liabilities include explicit allowance for future expenses.

The provision for insurance contract liabilities can never be definitive as to the overall level of liabilities or their timing and is subject to regular reassessment.

The Group carries out an annual liability adequacy test on its insurance liabilities less related deferred acquisition costs and other related intangible assets to ensure that the carrying amount of its liabilities is sufficient in the light of estimated future cash flows. Where a shortfall is identified, an additional provision is made.

1.3.18 Investment contracts

Currently investment contracts are either classified as unit-linked or contracts with DPF (mainly unitised with-profits contracts).

A unit-linked investment contract is recognised at fair value through the income statement. The fair value is calculated as the number of units allocated to policyholders in each of the unit-linked funds multiplied by the unit price of those funds at the balance sheet date. The fund assets and liabilities used to determine the unit prices at the balance sheet date are valued on a basis that is consistent with their measurement basis in the consolidated Group balance sheet, adjusted to take account of the effect on the liabilities of discounting for the time value of future tax on unrealised gains on assets held in the fund. Provision is made for renewal commissions at the inception of an investment contract as intermediaries are not required to perform any service once the policy is incepted.

Unitised with-profits investment contracts are measured using Realistic Balance Sheet principles as amended by FRS 27.

A contract with DPF is a contractual right held by a policyholder to receive, as a supplement to guaranteed minimum payments, additional payments:

- that are likely to be a significant portion of the total contractual payments,
- whose amount or timing is contractually at the discretion of the issuer and that are contractually based on:
  - the performance of a specified pool of contracts, or a specified type of contract,
  - realised and/or unrealised investment returns on a specified pool of assets held by the issuer, or
  - the profit or loss of the company that issues the contracts.

Investment contracts with DPF held within the FPLP and FPLA with-profits funds are measured on a basis that is consistent with a measurement basis for insurance contracts held within those funds.

Balances representing eligible surplus that has not yet been allocated to shareholders, or policyholders with DPF contracts, have been retained as a policyholders' liability.

1.3.19 Fund for future appropriations (FFA)

Within FPLP, the insurance and investment contracts liabilities allow for discretionary benefit allocations to the extent that they are allowed within current bonus practices. The FFA represents working capital and the value of future transfers to shareholders' from the With Profits Fund in respect of discretionary bonuses for conventional with-profits business.

Within FPLA, the FFA represents the value of future final bonus payments to policyholders.

1.3.20 Interest bearing loans and borrowings

Borrowings are recognised initially at fair value, which is generally the cash consideration received, net of transaction costs incurred, and subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest rate method.

Convertible bonds that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Compound financial instruments are split and recorded respectively within each of its two components, equity and liability. The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The equity component is recognised and included in shareholders' equity, net of tax effects. The fair value of the liability component is recorded on an amortised cost basis until extinguished on conversion or maturity of the bonds.

The interest expense recognised in the income statement under finance costs, is calculated using the effective interest rate method. Interest accrued on variable rate interest bearing loans and borrowings is recognised under insurance payables, other payables and deferred income and not in the carrying value of interest bearing loans and borrowings.

1. Accounting policies continued

1.3.21 Provisions

A provision is recognised when the Group has a present legal or constructive obligation, as a result of a past event, which is probable, will result in an outflow of resources and where a reliable estimate of the amount of the obligation can be made. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment for the time value of money and, where appropriate, the risks specific to the liability.

The Group recognises the provision for onerous contracts when the expected benefits to be derived from contracts are less than the unavoidable costs of meeting the obligations under the contracts.

1.3.22 Insurance payables, other payables and deferred income

Insurance and other payables are recognised when due and measured on initial recognition at the fair value of the consideration paid. Subsequent to initial recognition, payables are measured at amortised cost using the effective interest rate method.

Fees charged for services to be provided in future periods, are deferred and recognised in the income statement on a straight line basis as the services are provided over the expected term of the contract. Deferred income fees are held equal to the difference between the fair value of the contribution received and the value of the units allocated to the policyholder incorporating an appropriate allowance for lapses.

1.3.23 Employee benefits

(a) Pension obligations

(i) Defined benefit schemes

Pension schemes are in operation for employees of certain subsidiary undertakings. The principal schemes, to which the majority of employees belong, are of the funded defined benefit type with assets managed by F&C Asset Management plc (F&C), a subsidiary undertaking. The schemes provide benefits based on final pensionable salary. The assets of the schemes are held in separate trustee administered funds.

The pension liability recognised in the balance sheet is the present obligation of the employer, which is the estimated present value of future benefits that employees have earned in return for their services in the current and prior years, less the value of the plan assets in the schemes. The discounted rate of the employees' benefits is the appropriate AA corporate bond yield at the balance sheet date. A qualified actuary performs the calculation annually using the projected unit credit method. The pension costs for the schemes are analysed into:

- Current service cost, which is the actuarially calculated present value of the benefits earned by the active employees in each period.
- Past service costs, which relate to employee service in prior periods arising in the current period as a result of the introduction of, or improvement to, retirement benefits. These are recognised in the income statement on a straight-line basis over the period in which the increase in benefits vest.
- Settlements or curtailments, which are recognised in the income statement to the extent that they are not allowed for in the actuarial assumptions. Losses on settlements or curtailments are measured at the date on which the employer becomes demonstrably committed to the transaction. Gains on settlements or curtailments are measured at the date on which all parties, whose consent is required, are irrevocably committed.
- Net expected return on pension assets comprises the expected return on the pension scheme assets less interest on scheme liabilities.

The actuarial gains and losses, which arise from any new valuation and from updating the latest actuarial valuation to reflect conditions at the balance sheet date, are taken to the statement of recognised income and expense for the period. The adjustment is shown net of deferred taxation.

(ii) Defined contribution schemes

Contributions made to these schemes are charged to the income statement as they become payable in accordance with the rules of the scheme.

(iii) Multi-employer defined benefit schemes

The Group participates in several multi-employer defined benefit schemes in Europe. These schemes are defined benefit schemes but the Group is unable to identify its share of the underlying assets and liabilities as they are not seperately identifiable. The Group accounts for the contributions to the schemes in the same manner as defined contribution schemes.

(iv) Other long-term employee benefits

Other long-term employee benefits are recognised at the discounted present value of the defined benefit obligation at the balance sheet date. The obligation is calculated using the unit credit method. The discounted rate of the employees' benefits is the yield at balance sheet date.

(v) Termination benefits

Termination benefits are recognised as a liability and an expense when the Group terminates the employment of an employee before the normal retirement date.

(b) Share based payment schemes

The company and certain subsidiary undertakings offer share based payment schemes to employees of the Group, depending on eligibility. The fair value of these equity-settled share based payments is measured at the grant date and expensed on a straight-line basis over the vesting period in the income statement.

1. Accounting policies continued

At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period. The fair value is measured using scenario based modelling techniques that take into account the terms and conditions upon which these options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

For cash-settled schemes, the fair value of the share based payment is measured at the grant date and expensed over the vesting period in the income statement with a corresponding credit to liabilities. The estimated fair value of cash-settled awards is remeasured at each reporting date until the payments are ultimately settled.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

1.3.24 Share capital and dividends

Where either the company or F&C has a holding in its own equity which has been classified as treasury shares, the consideration paid, including any directly attributable incremental costs (net of tax), is deducted from equity attributable to that company's equity holders. Where such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity attributable to the company's equity holders, net of any directly attributable incremental transaction costs and the related tax effects.

Interim dividends on ordinary shares are recognised when paid. Final dividends payable are recognised as a liability on the date declared by the Group's directors, or if subject to approval, by the shareholders.

1.3.25 Classification of financial instruments between debt and equity

The classification of financial instruments between debt and equity is based on the principles within IAS 32 Financial Instruments: Disclosure and Presentation. In order to be classified as debt the financial instrument, in situations where the contract will not be settled by the Group's own shares, must have a contractual obligation to:

- deliver cash or another financial asset to another entity; or
- exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group.

For some instruments the contractual obligation to pay cash or another financial asset is dependent on the occurrence or non-occurrence of some future event. If this event is out of the control of both the Group and the holder, then this usually means that the instrument still meets the definition of debt. However, if the Group is only required to settle the obligation in the event of liquidation or if the likelihood of the event occurring (or not occurring) is so remote that it is extremely unlikely that the obligation will be triggered, then the Group treats the instruments as equity. Interest and dividends on instruments classified as equity are not treated as expenses but as an appropriation of profit. Where the Group considers that the commercial intent of the instrument was debt, the interest is included in the underlying profit calculation of the Group.

2. Use of estimates, assumptions and judgements

The Group makes estimates, assumptions and judgements that affect the reported amounts of assets and liabilities. Estimates, assumptions and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are considered to be reasonable under the circumstances.

(a) Liabilities arising from insurance contracts and investment contracts with DPF
As stated in the accounting policies, management has determined that a contract is an insurance contract if there is a significant insurance risk. Policyholder contracts not considered insurance contracts are classified as investment contracts. Investment contracts with DPF are mainly unitised with-profit policies which are valued on the same basis as is used for insurance contracts.

The estimation of the ultimate liabilities arising is a critical accounting estimate. There are several sources of uncertainty that need to be considered in the estimation of the liabilities that the Group will ultimately pay for those claims.

A number of assumptions are used to determine the Group's liabilities, which contain guarantees and options. The most significant assumptions are:

- mortality and morbidity assumptions;
- for with-profits policies within FPLP, the stochastic model used to value liabilities is sensitive to risk-free rates, assumed asset volatilities and the assumed correlation between asset volatilities. Risk-free rates are set in accordance with current market rates;
- for other policies, the valuation interest rate is the most significant economic assumption;
- for guaranteed annuity options (one of the principal guarantees written by the Group) the cost depends on assumptions such as the level of policy discontinuance and the tax-free cash take-up;
- changes in assumptions behind the valuation techniques for assets that are not quoted in active markets could have a significant impact on assets that are backing insurance and contract liabilities.

The carrying values of insurance contracts liabilities are £14,637m (2004: £14,047m) and for investment contracts liabilities with DPF are £6,394m (2004: £6,208m).

2. Use of estimates, assumptions and judgements continued

(b) Impairment testing
The Group is required to perform an annual impairment test of goodwill. Other assets, excluding those assets held at fair value through the income statement, are reviewed where there is an indication of impairment. For most assets this requires the Group to estimate future cash flows and discount these amounts using a suitable rate which reflects the risk of those cash flows. In projecting cash flows, the Group makes a number of assumptions on matters which include, but are not restricted to:

- Investment market conditions
- Sales and margins
- Expenses
- Policy/client lapses
- Discount rates

These assumptions are established using management's best estimate of the likely outcome but with all assumptions there remains a degree of uncertainty as to the final results. Management have determined that there are four segments for impairment testing: UK Life & Pensions, Lombard, FPI and Asset Management.

The carrying value of goodwill assets is £677m (2004: £586m) and of intangible assets is £913m (2004: £802m). Details of the testing of impairment performed during the year are contained in note 16.

(c) Provision for review of mortgage endowment and other sales
The Group has made provision for the estimated cost and compensation associated with the review of mortgage endowment and other sales. These provisions are subject to considerable uncertainty and are influenced by external factors beyond the control of management. Although the provisions are regularly reviewed, the final outcome could be different from the provision established.

The total carrying value (including actuarial provisions) for the review of mortgage endowment and other sales is £142m (2004: £150m).

(d) Fair value determination of financial assets at fair value through the income statement
Fair values are based on quoted market prices for a specific instrument, or comparisons with other highly similar financial instruments, or the use of valuation models. Establishing valuations where there are no quoted market prices inherently involves the use of judgement in establishing reserves against indicated valuations for aged positions, deteriorating economic conditions (including country-specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity, model risk itself and other factors.

The carrying amount of financial assets at fair value through the income statement (excluding units in unit trusts and shares in open ended investment companies) that are not based on quoted market prices is £1,391m (2004: £1,340m).

(e) Staff pension schemes assumptions
In assessing the pension benefit obligation, assumptions are made as to the life expectancy of all current, deferred and retired members. The mortality assumptions used are explained in detail in note 10.

The carrying value of the pension benefit obligation is £107m (2004: £59m).

(f) Share options and share based payments
In assessing the cost of share options expected to vest, estimates are made of future staff leaver numbers on the basis of past experience, and of the fair value of the options using assumptions including expected future levels of share price volatility and dividend yield.

The amount charged to the income statement in respect of share based payments is £28m (2004: £10m).

(g) Deferred tax assets
In assessing deferred tax assets, an estimate of probable future taxable profits is made, against which the temporary differences, being the carry forward of excess tax expenses and tax losses, are utilised. These involve management's best estimate based on past profit experience, adjusted for possible future deviations that management consider might occur.

The carrying value of deferred tax assets is £91m (2004: £76m).

3. Segmental information

(a) Summary

Segment information is presented in respect of the Group's business and geographical segments. The directors consider that the primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results, assets, and liabilities, include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis. Segment capital expenditure includes purchases of property and equipment, investment properties and intangible assets.

Business segments (primary segment)
The Group comprises the following main business segments:
- UK Life & Pensions (including corporate items)
- International Life & Pensions
- Asset Management (including F&C's Managed Pension fund business)

Geographical segments (secondary segment)
In presenting information on the basis of geographic segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets. The Group has defined two geographical areas:
- UK
- Rest of the world

3. Segmental information continued

(b) Business segment information (primary segment information)

(i) Revenue and expenses

Year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Gross earned premiums	969	8	-	-	977
Less premiums ceded to reinsurers	(56)	-	-	-	(56)
Net earned premiums	913	8	-	-	921
Fee and commission income and income from service activities	116	124	276	(33)	483
Investment income	5,191	921	175	-	6,287
Total revenue	6,220	1,053	451	(33)	7,691
Net claims and benefits paid	1,528	4	-	-	1,532
Movement in insurance and investment contracts liabilities	3,291	888	157	-	4,336
Transfer to fund for future appropriations	187	-	-	-	187
Movement in net assets attributable to unit holders	136	-	-	-	136
Acquisition expenses	207	67	11	-	285
Administrative and other expenses	326	96	370	(33)	759
Total allocated claims, benefits and expenses	5,675	1,055	538	(33)	7,235
Segmental results	545	(2)	(87)	-	456
Inter segment revenue/(expense)	(33)	-	33	-	-
Finance costs					(89)
Share of profit after tax of associates and joint venture					-
Policyholder tax					(218)
Shareholder tax					40
Profit after tax from continuing operations					189

Discontinued operations are shown in note 44 and the profit after tax amounted to £8m.

3. Segmental information continued

Year ended 31 December 2004

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Gross earned premiums	970	7	-	-	977
Less premiums ceded to reinsurers	(50)	-	-	-	(50)
Net earned premiums	920	7	-	-	927
Fee and commission income and					
income from service activities	103	80	153	(35)	301
Investment income	2,928	118	105	-	3,151
Total revenue	3,951	205	258	(35)	4,379
Net claims and benefits paid	1,469	1	-	-	1,470
Movement in insurance and investment contracts liabilities	1,625	138	90	-	1,853
Transfer to fund for future appropriations	42	-	-	-	42
Movement in net assets attributable to unit holders	71	-	-	-	71
Acquisition expenses	152	47	5	-	204
Administrative and other expenses	334	17	152	(35)	468
Total allocated claims, benefits and expenses	3,693	203	247	(35)	4,108
Segmental results	258	2	11	-	271
Inter segment revenue/(expense)	(35)	-	35	-	-
Finance costs					(50)
Share of profit after tax of associates					
and joint venture					-
Policyholder tax					(98)
Shareholder tax					39
Profit after tax from continuing operations					162

Discontinued operations are shown in note 44 and the profit after tax amounted to £18m.

3. Segmental information continued

(ii) Assets and liabilities

Year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Segment assets	**38,586**	**9,766**	**1,936**	**(216)**	**50,072**
Investments in associates and joint venture	**14**	**-**	**-**	**-**	**14**
Total assets	**38,600**	**9,766**	**1,936**	**(216)**	**50,086**
Total liabilities	**36,163**	**8,974**	**1,225**	**(216)**	**46,146**
Other segment information:					
Capital expenditure	**226**	**3**	**6**	**-**	**235**
Depreciation	**8**	**-**	**3**	**-**	**11**
Amortisation	**45**	**8**	**56**	**-**	**109**
Impairment losses (i)	**-**	**-**	**116**	**-**	**116**

Year ended 31 December 2004

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter-segment amounts £m	Total £m
Segment assets	33,340	2,737	2,035	(212)	37,900
Investments in associates and joint venture	-	-	5	-	5
Total assets	33,340	2,737	2,040	(212)	37,905
Total liabilities	31,092	2,602	1,625	(212)	35,107
Other segment information:					
Capital expenditure	267	-	5	-	272
Depreciation	15	-	5	-	20
Amortisation	28	-	21	-	49
Impairment losses	-	-	-	-	-

(i) Comprises impairment losses on acquired intangible assets (£112m) and impairment losses on associates (£4m).

3. Segmental information continued

(c) Geographical segmental information (secondary segment information)

Year ended 31 December 2005

	UK £m	Rest of the world £m	Total £m
Gross earned premiums	**969**	**8**	**977**
Fee and commission income and income from service activities	**243**	**240**	**483**
Revenue from external customers	**1,212**	**248**	**1,460**
Investment income			**6,287**
Less premiums ceded to reinsurers			**(56)**
Total revenue			**7,691**
Total assets	**40,852**	**9,234**	**50,086**
Capital expenditure	**232**	**3**	**235**

Year ended 31 December 2004

	UK £m	Rest of the world £m	Total £m
Gross earned premiums	968	9	977
Fee and commission income and income from service activities	209	92	301
Revenue from external customers	1,177	101	1,278
Investment income			3,151
Less premiums ceded to reinsurers			(50)
Total revenue			4,379
Total assets	34,927	2,978	37,905
Capital expenditure	272	-	272

4. Net earned premiums

Year ended 31 December 2005

	Gross earned premiums Single £m	Gross earned premiums Regular £m	Premiums ceded to reinsurers £m	Total net earned premiums £m
Protection	**2**	**267**	**(53)**	**216**
Investment	**-**	**365**	**(2)**	**363**
Individual pensions	**9**	**11**	**-**	**20**
Group pensions	**-**	**23**	**(1)**	**22**
Annuities	**300**	**-**	**-**	**300**
Total net earned premiums	**311**	**666**	**(56)**	**921**

Year ended 31 December 2004

	Gross earned premiums Single £m	Gross earned premiums Regular £m	Premiums ceded to reinsurers £m	Total net earned premiums £m
Protection	-	185	(43)	142
Investment	-	437	(7)	430
Individual pensions	26	25	-	51
Group pensions	-	24	-	24
Annuities	280	-	-	280
Total net earned premiums	306	671	(50)	927

5. Investment income

(a) Net investment return

	2005 £m	2004 £m
Interest income	**938**	931
Dividend income	**550**	342
Rental income	**114**	103
Net gains on measurement of assets at fair value:		
Financial assets through the income statement	**4,547**	1,656
Investment properties	**218**	119
Financial derivative instruments	**(80)**	-
Total net investment return	**6,287**	3,151

(b) Longer-term investment return – underlying profit

The longer-term investment return used in the determination of consolidated underlying profit before tax is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements. The directors have determined the longer-term rates of investment return to be as follows:

	2005 %	2004 %
Equities	**7.50**	7.50
Government fixed interest	**5.00**	5.00
Other fixed interest	**5.75**	5.75

(c) Sensitivity of longer-term investment return – underlying profit

	2005 £m	2004 £m
Longer-term investment return	**61**	85
After the impact of a 1% increase in the longer-term rates of investment return	**81**	97
After the impact of a 1% decrease in the longer-term rates of investment return	**41**	72

(d) Comparison of longer-term and actual investment return - underlying profit

	9 July 2001 to 31 December 2005 £m
Actual investment return attributable to shareholders	**140**
Longer-term investment return	**(380)**
Cumulative deficit of actual return over longer-term returns	**(240)**

6. Net claims and benefits paid

Year ended 31 December 2005	**Gross claims and benefits paid £m**	**Amounts receivable from reinsurers £m**	**Total net claims and benefits paid £m**
Protection	**133**	**(35)**	**98**
Investment	**863**	**(2)**	**861**
Individual pensions	**143**	**-**	**143**
Group pensions	**140**	**-**	**140**
Annuities	**290**	**-**	**290**
Total net claims and benefits paid	**1,569**	**(37)**	**1,532**

Year ended 31 December 2004	Gross claims and benefits paid £m	Amounts receivable from reinsurers £m	Total net claims and benefits paid £m
Protection	74	(24)	50
Investment	1,037	(7)	1,030
Individual pensions	109	-	109
Group pensions	68	-	68
Annuities	213	-	213
Total net claims and benefits paid	1,501	(31)	1,470

7. Administrative and other expenses

(a) Analysis of Administrative and other expenses

	2005 £m	2004 £m
Depreciation	**11**	20
Amortisation of intangible assets	**109**	49
Impairment of intangible assets	**112**	-
Impairment of investment in associate	**4**	-
Employee remuneration	**237**	205
Share based payments:		
Equity-settled transactions	**26**	9
Cash-settled transactions	**2**	1
Auditors' remuneration	**18**	6
Investment expenses and charges	**89**	66
Operating lease rentals:		
Land and buildings	**21**	16
Equipment	**4**	4
Renewal commission	**35**	65
Sundry administrative expenses	**91**	27
Total administrative and other expenses	**759**	468

(b) Auditors' remuneration

At the company's Annual General Meeting held on 26 May 2005, the shareholders approved the reappointment of KPMG Audit Plc as auditor to the company and subsidiaries, excluding F&C and its subsidiaries. Ernst & Young LLP are auditors to F&C, and its subsidiary companies. The following tables give an analysis of the total fees including VAT in respect of services provided to the Group by each firm. Information concerning the auditors' appointment process is given in the Corporate Governance Report on pages 51 and 52.

7. Administrative and other expenses continued

KPMG Audit Plc and its associates	2005 £m	2004 £m
Audit services		
Statutory audit services	**1.1**	0.7
Regulatory reporting	**0.2**	0.2
Other	**0.5**	0.2
Total audit fees	**1.8**	1.1
Non-audit services		
Accounting advice on corporate projects	**0.9**	0.2
IT consultancy	**2.1**	-
Securitisation	**0.1**	0.4
IFRS conversion	**1.4**	0.6
Other	**0.2**	0.1
Total non-audit fees	**4.7**	1.3
Total fees	**6.5**	2.4

Ernst & Young LLP	2005 £m	2004 £m
Audit services		
Statutory audit services	**1.3**	0.7
Regulatory reporting	**0.1**	0.1
Other	**0.3**	-
Total audit fees	**1.7**	0.8
Non-audit services		
Product reviews into past sales	**5.7**	1.1
IT consultancy	**1.2**	-
Tax advisory services	**0.7**	0.4
IFRS conversion	**0.2**	-
Other	**3.6**	1.6
Total non-audit fees	**11.4**	3.1
Total fees	**13.1**	3.9

Fees for non-audit services supplied by the Group's auditors in accordance with Companies Act 1985 requirements (Statutory Instrument 1991/2128) were £0.7m in 2005 (2004: £0.8m). This represents all non-audit services provided to the company and any UK subsidiary undertakings audited by the same auditors as the company. Included in total non-audit fees above for KPMG Audit Plc are fees of £4m for 2005 (2004: £0.5m) for services supplied to F&C and its subsidiaries.

All work awarded to KPMG Audit Plc and Ernst & Young LLP has been approved by the Audit and Compliance Committee of either the company or F&C as appropriate.

KPMG Audit Plc is the auditor of the principal pension scheme of the Group, the Friends Provident Pension Scheme (FPPS). Fees paid to KPMG Audit Plc in 2005 in respect of the audit of FPPS amounted to £32,000 (2004: £31,000).

8. Non-recurring items

Non-recurring items borne by shareholders

	2005 £m	2004 £m
Closure of direct sales operation (i)	-	2
Life & Pensions integration costs (ii)	**6**	9
Provision for past sales (iii)	**7**	14
Gross up for shareholder tax	-	7
Life & Pensions non-recurring items	**13**	32
Asset Management integration costs (iv)	**24**	19
Asset Management Reinvestment Plan costs (v)	**22**	4
Asset Management non-recurring items	**46**	23
Total non-recurring items included in administrative and other expenses	**59**	55

(i) The charge of £nil (2004: £2m) represents expenses relating to the reorganisation of the Appointed Representatives sales channel.

(ii) Costs of £6m (2004: £9m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited (FPI) in August 2002.

(iii) A total of £14m (2004: £30m) has been charged in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews. This is offset by a credit of £7m (2004: £16m) in respect of the review conducted into pension transfers and opt-outs.

(iv) Asset Management integration costs include £22m (2004: £18m) which were incurred integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited.

(v) The charge of £22m (2004: £4m) represents the cost of issuing shares to employees under the 2004 Reinvestment Plan.

9. Employee remuneration

(a) Aggregate remuneration

The aggregate remuneration in respect of employees, including executive directors, was as follows:

	2005 £m	2004 £m
Wages and salaries	**201**	167
Social security costs	**18**	16
Pension costs	**18**	22
Total remuneration	**237**	205

(b) Aggregate number of employees

The average number of employees, including executive directors, employed by the Group was as follows:

	2005 No.	2004 No.
UK Life & Pensions	**3,445**	3,580
International Life & Pensions	**660**	348
Asset Management	**863**	604
Average number of employees	**4,968**	4,532

(c) Directors' emoluments

The emoluments of all directors in respect of their services to the Group were as follows:

	2005 £000	2004 £000
Executive directors		
Management salaries and benefits in kind	**1,606**	1,792
Long-term incentive scheme payments	**-**	-
Amounts receivable under annual bonus schemes	**1,665**	1,861
Pension contributions to money purchase schemes	**73**	75
Compensation for loss of office (including former directors)	**866**	235
Non-executive directors		
Fees	**629**	625
Compensation for loss of office	**-**	26
Total emoluments of directors	**4,839**	4,614

Information concerning individual directors' emoluments, interests and transactions is given on pages 56 to 64.

10. Staff pension schemes

(a) Introduction

The Group operates several defined benefit schemes: the Friends Provident Pension Scheme (FPPS), to which the majority of the Group's UK Life & Pensions employees belong, and various schemes operated by F&C. In addition, the Group operates two defined contribution schemes: the scheme operated by F&C and the scheme operated by FPI. Lombard does not operate a pension scheme.

(b) Total schemes

Under IAS 19 Employee Benefits, the pension liability is recognised in provisions in the balance sheet and has been grossed up for deferred tax. The market value of the schemes' assets exclude units held in internal linked funds (classified as non-transferable assets). This presentation has no impact on shareholders' equity as the internal investment contract liability is also excluded. However, non-transferable assets are taken into account in determining the pension liability in the actuarial valuation. A reconciliation of the Group pension liability included in the consolidated balance sheet and the net pension liability as determined by actuarial valuations is set out below.

	2005 £m	2004 £m
Deficit in the FPPS scheme	**(59)**	(41)
Deficit in the F&C schemes	**(48)**	(18)
Group pension liability included in provisions	**(107)**	(59)
Non-transferable assets	**40**	34
Deferred tax	**20**	7
Net pension liability	**(47)**	(18)
Analysis of net pension liability		
FPPS scheme	**(13)**	(5)
F&C schemes	**(34)**	(13)
	(47)	(18)
Amounts recognised in the income statement		
FPPS scheme	**(17)**	(9)
F&C schemes	**(4)**	(2)
	(21)	(11)
Amounts recognised in the statement of recognised income and expense		
FPPS scheme	**(9)**	(6)
F&C schemes	**(31)**	(3)
Deferred tax	**12**	1
	(28)	(8)

(c) Friends Provident Pension Scheme

The FPPS is a UK defined benefit scheme to which the majority of the Group's UK Life & Pensions employees belong. The scheme's assets are administered by F&C.

(i) Major assumptions used by the Scheme Actuary	**2005 %**	2004 %
Inflation assumption	**2.85**	2.90
Rate of increase in salaries*	**3.50**	3.50
Rate of increase in pensions in payment	**2.70**	2.75
Discount rate	**4.75**	5.50

* Plus allowance for salary scale increases

10. Staff pension schemes continued

(ii) Mortality assumptions

To recognise the increasing longevity of pensioners, the mortality assumption basis was changed to the medium cohort basis for 2005. 'Medium' relates to three scenario tables produced by the Continuous Mortality Investigation Bureau of the Institute of Actuaries to reflect the uncertainty of future longevity experience of annuitants; 'short', 'medium', and 'long', which vary based on how long the improvements in mortality are projected to last. 'Cohort' refers to the idea suggested by some surveys that mortality varies by year of birth. With respect to FPPS the mortality assumptions are projected forward, to take account of future improvements in mortality, according to each individual's year of birth.

For 2004, the PM/FA92 tables were used for mortality assumptions. The tables, published in 1999, are based on investigations carried out between 1991 and 1994. With respect to FPPS these are projected forward, to take account of future improvements in mortality to 2040 for all future pensioners and 2010 for all current pensioners. For future pensioners the projections are rated down one year.

The cost of strengthening mortality assumptions in 2005 to the medium cohort basis was £35m.

The mortality assumptions provide the following life expectancies of members retiring at the age of 60:

Life expectancy	**2005**	2004
Basis - future pensioners	**PM/FA92BMC***	PM/FA92C2040-1
Basis - current pensioners	**PM/FA92BMC***	PM/FA92C2010
Expected age at death of future male pensioner	**88**	87
Expected age at death of future female pensioner	**90**	90
Expected age at death of current male pensioner	**87**	84
Expected age at death of current female pensioner	**90**	87

*projected according to individual's year of birth

The present value of providing an annuity from the age of 60, based on the above life expectancies, for every one pound of pension accumulated, is as follows:

Cost of annuities	**2005 £**	2004 £
Male annuity	**22.72**	22.30
Female annuity	**22.29**	21.90

These rates assume a monthly payments model with a discount rate of 4.75% (2004: 5.50%). The rates also assume 2/3rds of the members benefit will be paid to the spouse a 5-year guarantee is provided and pensions in excess of GMP will increase by 2.70% per annum.

The membership profile is as follows:	**2005 % of total membership**	2004 % of total membership
Active members	**23**	24
Deferred members	**57**	57
Pensioners	**20**	19
	100	100

10. Staff pension schemes continued

(iii) Changes in the present value of obligations of defined benefit scheme

	2005 £m	2004 £m
Present value of obligations at 1 January	**706**	609
Interest cost	**39**	34
Current service cost	**18**	16
Contributions by plan participants	**2**	1
Actuarial losses	**163**	67
Benefits paid	**(21)**	(21)
Past service cost	**-**	-
Present value of obligations at 31 December	**907**	706

(iv) Analysis of defined benefit obligations

	2005 £m	2004 £m
Wholly unfunded plans	**-**	-
Wholly or partly funded plans	**907**	706

The profile of the obligations is analysed as follows:

	2005 £m	2004 £m
Active members	**300**	240
Deferred members	**276**	205
Pensioners	**331**	261
	907	706

(v) Changes in present value of defined benefit plan assets

	2005 £m	2004 £m
Fair value of plan assets at 1 January	**699**	603
Expected return on plan assets	**40**	41
Actuarial gains	**157**	64
Employer contributions	**11**	11
Contributions by plan participants	**2**	1
Benefits paid	**(21)**	(21)
Fair value of plan assets at 31 December	**888**	699
Non-transferable assets	**(40)**	(34)
Fair value of plan assets excluding non-transferable assets	**848**	665

It is estimated that the employer and employees will pay contributions of £13m and £3m respectively to the scheme during 2006.

10. Staff pension schemes continued

(vi) Assets in the defined benefit scheme and the expected rate of return

	Expected rate of return		Value	
	2005	2004	**2005**	2004
	%	%	**£m**	£m
Fixed interest bonds	**4.75**	5.25	**110**	95
Index-linked bonds	**4.75**	5.00	**116**	96
Equities	**7.00**	7.10	**447**	380
Derivatives	**-**	-	**153**	71
Cash	**4.00**	4.00	**22**	23
Total market value of assets excluding non-transferable assets			**848**	665
Present value of scheme liabilities			**(907)**	(706)
Deficit in the scheme			**(59)**	(41)

The expected return on net pension scheme assets is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year.

FPPS has three derivative contracts with Merrill Lynch - two inflation swaps and one interest rate floor. Inflation swaps were set up in order to hedge against reductions in real yields (interest rates minus inflation). In addition, an interest rate floor hedges against the risk of interest rates falling to significantly low levels.

The inflation swaps are 30 year contracts and increase in value by approximately £1.4m for every basis point (0.01%) reduction in real yields. Over the course of 2005, real yields fell by 0.6% with the 30 year swap rate at 31 December 2005 being 4.2% (2004: 4.7%) and the corresponding inflation rate being 3.1% (2004: 3.0%). At 31 December 2005, the swaps were valued at £136m (2004: £56m).

The interest rate floor increases in value as interest rates fall and as implied interest rate volatility rises. Over 2005, the interest rates fell along with an approximate fall in implied volatility of 1%. At 31 December 2005, the floor was valued at £17m (2004: £15m).

For the purposes of collateral management, the instruments are valued weekly using market data and pricing models which are also independently verified. At 31 December 2005, the total collateral held was £136m which consisted of four holdings of UK Treasury and Index-linked stock (2004: £70m consisting of two holdings of UK Treasury and Index-linked stock).

(vii) Amounts recognised in the income statement in respect of defined benefit scheme

	2005	2004
	£m	£m
Current service costs	**(18)**	(16)
Interest cost	**(39)**	(34)
Expected return on plan assets	**40**	41
Total amounts recognised in the income statement	**(17)**	(9)
Actual return on plan assets	**197**	105

(viii) Amounts recognised in the statement of recognised income and expense in respect of defined benefit scheme

	2005	2004
	£m	£m
Actuarial losses recognised in the year	**(6)**	(3)
In respect of non-transferable assets	**(3)**	(3)
	(9)	(6)

10. Staff pension schemes continued

(ix) History of experience gains and losses of defined benefit scheme

	2001* £m	2002* £m	2003* £m	2004 £m	**2005 £m**
Present value of defined benefit obligation	(512)	(547)	(609)	(706)	**(907)**
Fair value of plan assets	701	527	603	665	**848**
Surplus/(deficit)	189	(20)	(6)	(41)	**(59)**
Difference between the expected and actual return on scheme assets					
Amounts	(187)	(190)	61	64	**157**
Percentage of closing scheme assets	(27)%	(36)%	10%	10%	**19%**
Experience gains and losses on scheme liabilities					
Amount	(7)	4	(11)	(8)	**(7)**
Percentage of the present value of the scheme liabilities	(1)%	1%	(2)%	(1)%	**(1)%**
Total amount recognised in the statement of recognised income and expense					
Amount	(193)	(214)	26	(6)	**(9)**
Percentage of the present value of the scheme liabilities	(38)%	(39)%	4%	(1)%	**(1)%**

* The history before 1 January 2004, the date of adoption of IFRS, is prepared on a UK GAAP basis.

(d) F&C Asset Management plc pension schemes

F&C operates two core defined benefit pension schemes in the UK and one in Portugal. Both of the UK schemes are closed to new entrants with all new UK employees eligible to benefit from defined contribution arrangements.

The Chairman of F&C, Mr RW Jenkins, was awarded pension benefits by F&C Management Limited prior to completion of the merger of ISIS and F&C in respect of his past service to F&C. This is an unfunded pensions liability and therefore the Group has made an appropriate provision in its accounts.

Employees of F&C in The Netherlands and Ireland participate in multi-employer pension arrangements. The Netherlands scheme is open to new employees. Plans are currently ongoing to set up separate defined benefit pension schemes in respect of employees in The Netherlands and Ireland. These new arrangements will maintain the existing benefits of current employees and will be funded by the transfer of assets from the current multi-employer schemes. Where F&C is unable to separately identify its share of assets and liabilities of overseas multi-employer defined benefit schemes, these schemes are accounted for as defined contribution arrangements. The details of the individual schemes in summary are as follows:

F&C Netherlands BV
Employees in The Netherlands participate in the Achmea Pension Plan. At the end of 2005 the plan had a deficit of €411,030,000 (£282,417,000). F&C Netherlands BV contributed €930,000 (£639,000) to the Achmea Pension Plan for the year.

F&C Ireland Limited
Certain staff in Ireland participate in the Friends First Retirement and Death Benefits Plan. At the end of 2005 the plan had a deficit of €6,800,000 (£4,672,000). F&C Ireland Limited contributed €101,000 (£69,000) to the Friends First Retirement and Death Benefits Plan for the year.

(i) Major assumptions used by the Schemes Actuary

	2005 %	2004 %
Inflation assumption	**1.75-2.75**	1.75-2.75
Rate of increase in salaries	**2.75-4.00**	2.75-4.00
Rate of increase in pensions in payment	**2.75-3.50**	2.75-3.50
Discount rate	**4.25-4.70**	5.25-5.30

10. Staff pension schemes continued

(ii) Mortality assumptions

Similarly to FPPS, the mortality assumption basis for the F&C schemes has changed to the medium cohort basis for 2005. Unlike FPPS, the mortality assumptions have been projected forward, to take account of future improvements in mortality, using a 'typical' year of birth of 1965 for all future pensioners and 1935 for all current pensioners, rather than on an individual basis.

For 2004, the PM/FA92 tables were used for mortality assumptions with no projection forward for future improvements in mortality and rated down by 3 years for future pensioners.

The cost of strengthening the mortality in 2005 was £18m.

The mortality assumptions provide the following life expectancies of members retiring at the age of 60:

Life expectancy	**2005**	2004
Basis - future pensioners	**PM/FA92B1965MC-1**	PM/FA92base-3
Basis - current pensioners	**PM/FA92B1935MC-1**	PM/FA92base
Expected age at death of future male pensioner	**88**	84
Expected age at death of future female pensioner	**91**	87
Expected age at death of current male pensioner	**86**	81
Expected age at death of current female pensioner	**89**	84

The present value of providing an annuity from the age of 60, based on the above life expectancies, for every one pound of pension accumulated, is as follows:

Cost of annuities	**2005 £**	2004 £
Male annuity	**24.70**	20.40
Female annuity	**25.20**	20.90

These rates assume a monthly payments model with a discount rate of 4.70% (2004: 5.30%) based on the iBoxx over 15 year AA corporate bond index of 4.73% (2004: 5.29%). The rates also assume 2/3rds of the members benefit will be paid to the spouse, a 5-year guarantee is provided and pensions in excess of GMP will increase by 2.75% per annum.

The membership profile is as follows:	**2005 % of total membership**	2004 % of total membership
Active members	**22**	24
Deferred members	**68**	67
Pensioners	**10**	9
	100	100

10. Staff pension schemes continued

(iii) Changes in the present value of obligations of defined benefit schemes

	2005 £m	2004 £m
Present value of obligations at 1 January	**114**	37
Interest cost	**6**	3
Current service cost	**3**	2
Contributions by plan participants	**-**	-
Actuarial losses	**42**	5
Benefits paid	**(2)**	(1)
Past service cost	**1**	-
Business combinations	**-**	68
Present value of obligations at 31 December	**164**	114

(iv) Analysis of defined benefit obligations

	2005 £m	2004 £m
Wholly unfunded plans	**2**	2
Wholly or partly funded plans	**162**	112

The profile of the obligations is analysed as follows:	2005 £m	2004 £m
Active members	**51**	43
Deferred members	**76**	44
Pensioners	**37**	27
	164	114

(v) Changes in present value of defined benefit plan assets

	2005 £m	2004 £m
Fair value of plan assets at 1 January	**96**	30
Expected return on plan assets	**6**	3
Actuarial gains	**11**	2
Employer contributions	**5**	2
Contributions by plan participants	**-**	-
Benefits paid	**(2)**	(1)
Business combinations	**-**	60
Fair value of plan assets at 31 December	**116**	96

The employer estimates that contributions amounting to £2.7m will be paid to the schemes during 2006.

10. Staff pension schemes continued

(vi) Assets in the defined benefit schemes and the expected annual rate of return

	Expected rate of return		Value	
	2005	2004	**2005**	2004
	%	%	**£m**	£m
Gilts	**5.00**	5.00	**15**	15
Equities	**7.00**	7.00	**86**	73
Corporate bonds	**4.70**	5.30	**12**	5
Cash	**4.00**	4.00	**3**	3
Total market value of assets excluding non-transferable assets			**116**	96
Present value of scheme liabilities			**(164)**	(114)
Deficit in the schemes			**(48)**	(18)

The expected return on net pension scheme assets is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding year.

(vii) Amounts recognised in the income statement in respect of defined benefit schemes

	2005	2004
	£m	£m
Current service costs	**(3)**	(2)
Interest cost	**(6)**	(3)
Expected return on plan assets	**6**	3
Past service cost	**(1)**	-
Total amounts recognised in the income statement	**(4)**	(2)
Actual return on plan assets	**17**	5

(viii) Amounts recognised in the statement of recognised income and expense in respect of defined benefit schemes

	2005	2004
	£m	£m
Actuarial losses recognised in the year	**(31)**	(3)

10. Staff pension schemes continued

(ix) History of experience gains and losses of defined benefit schemes

	2001* £m	2002* £m	2003* £m	2004 £m	**2005 £m**
Present value of defined benefit obligations	(31)	(33)	(37)	(114)	**(164)**
Fair value of plan assets	32	25	30	96	**116**
Surplus/(deficit)	1	(8)	(7)	(18)	**(48)**
Difference between the expected and actual return on schemes assets					
Amount	(6)	(9)	2	2	**11**
Percentage of closing schemes assets	(18)%	(37)%	7%	2%	**10%**
Experience gains and losses on schemes liabilities					
Amount	(1)	1	-	(1)	**-**
Percentage of the present value of the schemes liabilities	(2)%	4%	-	(1)%	**-**
Total amount recognised in the statement of recognised income and expense					
Amount	(5)	(8)	1	(3)	**(31)**
Percentage of the present value of the schemes liabilities	(16)%	(24)%	2%	(3)%	**(19)%**

* The history before 1 January 2004, the date of adoption of IFRS, is prepared on a UK GAAP basis.

(e) Other pension schemes

The Group operates two defined contribution schemes: the scheme operated by F&C, and the scheme operated by FPI. Contributions for the year were £3.1m and £0.6m respectively.

Lombard does not operate a staff pension scheme.

11. Share based payments

(a) Summary

The Group operates a number of share based payment schemes within Friends Provident plc and F&C. The number of options issued by the schemes and outstanding at the year end, and the charge to the consolidated income statement in the year are as follows:

	2005 No. of options outstanding	**2005 Charge £m**	2004 No. of options outstanding	2004 Charge £m
Friends Provident	**47,707,385**	**3**	45,053,294	3
F&C	**29,573,064**	**25**	38,789,627	7
	77,280,449	**28**	83,842,921	10

The charge to the income statement comprises £26m (2004: £9m) relating to equity-settled schemes and £2m (2004: £1m) relating to cash-settled schemes.

The carrying amount of the liability arising from cash-settled schemes is £3m (2004: £1m).

(b) Friends Provident plc

All-employee ShareSave schemes

There are two Inland Revenue approved ShareSave schemes each year. These are savings related share option schemes saving up to £250 per month over three or five years. Details of these schemes are shown below:

	Date of grant	Vesting conditions	Earliest exercise date
ShareSave 2001 (5 year)	9 July 2001	5 years service	1 August 2006
ShareSave 2002 (3 year)	5 September 2002	3 years service	1 October 2005
ShareSave 2002 (5 year)	5 September 2002	5 years service	1 October 2007
ShareSave 2003 (3 year)	10 September 2003	3 years service	1 October 2006
ShareSave 2003 (5 year)	10 September 2003	5 years service	1 October 2008
ShareSave 2004 (3 year)	14 September 2004	3 years service	1 October 2007
ShareSave 2004 (5 year)	14 September 2004	5 years service	1 October 2009
ShareSave 2005 (3 year)	19 October 2005	3 years service	1 November 2008
ShareSave 2005 (5 year)	19 October 2005	5 years service	1 November 2010

11. Share based payments continued

Executive and executive director share incentive schemes

Each year executives and executive directors may participate in the Executive Share Option Scheme (ESOS) and executive directors in the Long Term Incentive Plan (LTIP) on the basis of grants of options of up to one times annual remuneration in aggregate. ESOS grants have an exercise price equal to market value at the date of grant, while LTIP grants have an exercise price of a nominal amount (10 pence per share). Details of these schemes are shown below:

	Date of grant	Life of options	Vesting conditions
ESOS 2002	14 March 2002	10 years	3 years' service and
ESOS 2003	17 March 2003	10 years	performance based
ESOS 2003*	6 August 2003	10 years	on Total Shareholder
ESOS 2004	15 March 2004	10 years	Return over
ESOS 2004*	12 August 2004	10 years	an initial 3 year
ESOS 2005	29 March 2005	10 years	period
LTIP 2002	14 March 2002	10 years	3 years' service and
LTIP 2003	17 March 2003	10 years	performance based on
LTIP 2003*	6 August 2003	10 years	the Group's pre-tax
LTIP 2005	29 March 2005	10 years	return on embedded
			value over
			a 3 year period

* These options were granted to executives after the original issue date.

Further details of the above plans are as follows:

	2005		2004	
	Number of options	**Weighted average exercise price in pence**	Number of options	Weighted average exercise price in pence
Outstanding at start of year	**45,053,294**	**110.8**	38,073,039	101.0
Granted	**10,998,095**	**145.2**	12,240,113	109.9
Forfeited	**(782,040)**	**131.8**	(456,574)	108.7
Exercised	**(5,234,538)**	**89.9**	(1,945,444)	66.2
Expired	**(2,327,426)**	**89.9**	(2,857,840)	95.9
Outstanding at end of year	**47,707,385**	**128.8**	45,053,294	110.8
Exercisable at end of year	**693,502**	**141.6**	1,098,315	83.3

11. Share based payments continued

The options outstanding at 31 December 2005 had an exercise price and a remaining contractual life as shown below:

Scheme	Number of share options	Exercise price pence per share	Earliest exercise date
ShareSave 2001 (5 year)	352,444	180.00	1 August 2006
ShareSave 2002 (3 year)	99,604	107.76	1 October 2005
ShareSave 2002 (5 year)	2,920,985	107.76	1 October 2007
ShareSave 2003 (3 year)	871,246	108.54	1 October 2006
ShareSave 2003 (5 year)	510,931	108.54	1 October 2008
ShareSave 2004 (3 year)	968,838	102.47	1 October 2007
ShareSave 2004 (5 year)	735,232	102.47	1 October 2009
ShareSave 2005 (3 year)	2,085,120	143.94	1 November 2008
ShareSave 2005 (5 year)	480,334	143.94	1 November 2010
ESOS 2002	4,642,513	195.00	14 March 2006
ESOS 2003	16,143,652	71.00	17 March 2006
ESOS 2003*	284,928	136.00	6 August 2006
ESOS 2004	7,390,083	153.00	15 March 2007
ESOS 2004*	1,494,299	127.00	12 August 2007
ESOS 2005	6,503,041	178.00	29 March 2008
LTIP 2003	494,014	10.00	17 March 2006
LTIP 2003*	105,699	10.00	6 August 2006
LTIP 2005	1,624,422	10.00	29 March 2008

* These options were granted to executives after the original issue date.

11. Share based payments continued

The fair value of services rendered in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured using binomial modelling techniques.

The fair value of options granted and the key assumptions used in the valuation are shown in the table below:

Scheme	Fair value pence	Exercise price pence	Share price pence	Volatility	Dividend yield	Average life	Risk-free rate
ShareSave 2003	49.0	108.54	137.70	44.3%	3%	3 years	3.95%
ShareSave 2003	57.5	108.54	137.70	47.9%	3%	5 years	4.18%
ShareSave 2004	51.8	102.47	137.00	42.7%	3%	3 years	4.98%
ShareSave 2004	58.0	102.47	137.00	44.4%	3%	5 years	5.03%
ShareSave 2005	49.1	143.94	172.00	34.7%	3%	3 years	3.98%
ShareSave 2005	59.1	143.94	172.00	38.8%	3%	5 years	4.05%
ESOS 2003	21.3	71.00	74.97	46.5%	3%	3 years	3.95%
ESOS 2003	35.8	136.00	132.46	47.0%	3%	3 years	3.95%
ESOS 2004	39.2	153.00	144.20	49.0%	3%	3 years	4.46%
ESOS 2004	32.4	127.00	125.50	45.1%	3%	3 years	4.98%
ESOS 2005	32.0	178.00	179.50	30.0%	3%	3 years	4.45%
LTIP 2003	63.7	10.00	74.97	46.5%	3%	3 years	3.95%
LTIP 2003	119.9	10.00	132.46	47.0%	3%	3 years	3.95%
LTIP 2005	165.2	10.00	179.50	30.0%	3%	3 years	4.45%
LTIP 2005	71.5	10.00	179.50	30.0%	3%	3 years	4.45%

The expected volatility is based on historic volatility adjusted for any expected changes to future volatility due to publicly available information.

All share options are granted under a service condition. Such conditions are not taken into account in the grant-date fair value measurement of the services received. The ESOS schemes contain a performance condition based on total shareholder return ranked against other FTSE 100 companies. This is a market performance condition and is taken into account by scenario-based modelling in the grant-date fair value measurement of the services received.

11. Share based payments continued

(c) F&C Asset Management plc

2002 Executive Share Option Scheme

F&C provides a share option plan via the 2002 Executive Share Option Scheme, introduced in March 2003. The exercise price is equal to the average quoted market price of F&C's shares on the date of grant. The vesting period is three years. Options are settled by an allotment of shares to individuals. No cash alternative is available.

The vesting of options granted under the 2002 Executive Scheme will be dependant on the achievement by F&C of specified thresholds of earnings per share, before amortisation and impairment of intangibles, restructuring costs and the cost of the Re-Investment Plan (F&C Underlying EPS), growth in excess of the growth in the retail price index (RPI) over a three year performance period commencing on the first day of the accounting period in which the grant was made.

The number and weighted average exercise prices of share options are as follows:

	2005		2004	
	Number of options	**Weighted average exercise price in pence**	Number of options	Weighted average exercise price in pence
Outstanding at start of year	**5,411,679**	**167**	4,944,839	139
Granted	**-**	**-**	1,826,704	241
Forfeited	**(258,639)**	**231**	(896,018)	176
Exercised	**(1,152,737)**	**139**	(463,846)	139
Expired	**-**	**-**	-	-
Outstanding at end of year	**4,000,303**	**171**	5,411,679	167
Exercisable at end of year	**305,142**	**190**	1,618,852	160

At 31 December 2005 the following options granted under the 2002 Executive Share Option Scheme to acquire F&C shares were outstanding:

Grant date	No. of options outstanding	Earliest exercise date (assuming performance criteria satisfied)	Exercisable before	Exercise price pence
19 March 2003	2,729,972	19 March 2006	19 March 2013	139.00
9 March 2004	1,270,331	9 March 2007	9 March 2014	240.83

The options outstanding at 31 December 2005 had a weighted average contractual life of 7.6 years (2004: 8.5 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of services received is measured based on a Binomial model.

11. Share based payments continued

The key assumptions which have been used in the Binomial model to ascertain the fair value of options are as follows:

	9 March 2004 grant	19 March 2003 grant
Fair value at measurement date (per option)	67.0p	50.0p
Number of options granted	1,826,704	5,238,907
F&C share price at grant date	242.0p	158.0p
Exercise price	240.8p	139.0p
Vesting period	3 years	3 years
Full term of options	10 years	10 years
Expected volatility	36.0%	37.0%
Risk-free rate at grant date	4.7%	5.0%
Expected dividend yield	5.5%	5.5%
Early exercise trigger	150.0%	150.0%
Expected forfeiture rate	5.0%	5.0%
Probability of meeting EPS hurdle	75.0%	75.0%

The expected volatility is based on historic volatility of F&C's share price adjusted for any expected changes to future volatility due to publicly available information.

2002 Share Save Scheme

The 2002 Share Save Scheme is an 'all employee share scheme' which was introduced in March 2003. The options granted entitle the holders to acquire F&C shares, whether by subscription or purchase, at a price per F&C share determined by the directors prior to the issue of invitations. The price at which options can be offered cannot be less than 80% of the middle-market quotation of an F&C share at the date of grant. No cash alternative is available.

The number and weighted average exercise prices of share options are as follows:

	2005		2004	
	Number of options	**Weighted average exercise price in pence**	Number of options	Weighted average exercise price in pence
Outstanding at start of year	**1,345,745**	**141**	942,706	114
Granted	**527,374**	**187**	610,722	181
Forfeited	**(363,458)**	**156**	(196,761)	137
Exercised	**(111,236)**	**130**	(10,922)	119
Expired	**-**	**-**	-	-
Outstanding at end of year	**1,398,425**	**155**	1,345,745	141
Exercisable at end of year	**19,574**	**175**	59,233	126

11. Share based payments continued

At 31 December 2005 the following options granted under the 2002 Share Save Scheme to acquire F&C shares were outstanding:

Grant date	No. of options outstanding	Earliest exercise date (assuming performance criteria satisfied)	Exercisable before	Exercise price pence
9 May 2003 (3 year)	245,403	9 May 2006	9 Nov 2006	114.0
9 May 2003 (5 year)	335,708	9 May 2008	9 Nov 2008	114.0
19 April 2004 (3 year)	204,520	19 April 2007	19 Oct 2007	181.0
19 April 2004 (5 year)	139,044	19 April 2009	19 Oct 2009	181.0
29 April 2005 (3 year)	306,046	29 April 2008	29 Oct 2008	186.6
29 April 2005 (5 year)	167,704	29 April 2010	29 Oct 2010	186.6

The options outstanding at 31 December 2005 have a weighted average contractual life of 2.8 years (2004: 3.3 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of options granted is measured based on a Binomial model.

The key assumptions which have been used in the Binomial model to ascertain the fair value of options are as follows:

	2005 grant 3 years	**2005 grant 5 years**	2004 grant 3 years	2004 grant 5 years
Fair value at measurement date (per option)	**49.4p**	**51.4p**	54.0p	56.0p
Number of options granted	**339,233**	**188,141**	350,944	259,778
F&C share price at grant date	**220.2p**	**220.2p**	202.0p	202.0p
Exercise price	**186.6p**	**186.6p**	181.0p	181.0p
Vesting period	**3 years**	**5 years**	3 years	5 years
Full term of options	**3.5 years**	**5.5 years**	3.5 years	5.5 years
Expected volatility	**30.0%**	**30.0%**	39.0%	37.4%
Risk-free rate at grant date	**4.5%**	**4.5%**	4.9%	5.0%
Expected dividend yield	**5.5%**	**5.5%**	5.5%	5.5%
Expected forfeiture rate	**5.0%**	**5.0%**	5.0%	5.0%

The expected volatility is based on historic volatility of the F&C share price adjusted for any expected changes to future volatility due to publicly available information.

11. Share based payments continued

The Re-Investment Plan

The Re-Investment Plan was a plan established to allow employees previously employed by F&C Group (Holdings) Limited (F&CGH Group) prior to the merger to voluntarily re-invest one half of their entitlement under the Shadow Equity Plan (SEP) into ordinary shares in F&C and rights to receive further ordinary shares in F&C.

The purpose of the Re-Investment Plan, which was a one-off plan linked to the merger, was to encourage key former F&CGH Group employees to re-invest one half of their proceeds of their vested SEP entitlement into Investment Shares which will be forfeitable for a period up to 2 years should the participant voluntarily resign or be dismissed for gross misconduct within 24 months of completion of the merger on 11 October 2004.

To encourage reinvestment, and in recognition of the fact that the Investment Shares carry forfeiture provisions, after three years participants will receive up to one Matching Share for each Investment Share (subject to continued employment and achievement of performance conditions relating to EPS growth). One third of Matching Shares have no performance criteria, while the remaining two-thirds vest in line with performance based on F&C Underlying EPS growth between 2003 and 2006.

The cash settled element of the awards is based on dividends payable on the F&C shares during the vesting period, (prior to becoming unconditional) being notionally reinvested in F&C shares. Once the award shares vest, the value of the notional shares is paid to the employee in cash.

The number of Investment Share and Matching Share awards are as follows:

	2005		2004	
	Investment shares No.	**Matching shares No.**	Investment shares No.	Matching shares No.
Outstanding at start of year	**11,021,991**	**11,021,991**	-	-
Granted	**-**	**-**	11,021,991	11,021,991
Forfeited	**(836,054)**	**(955,538)**	-	
Exercised	**(5,560,311)**	**(532,712)**	-	
Expired	**-**	**-**	-	
Outstanding at end of year	**4,625,626**	**9,533,741**	11,021,991	11,021,991

The exercise price for all awards is nil pence.

The weighted average F&C share price during 2005 was 212 pence (2004: 220 pence).

At 31 December 2005 the following awards granted under The Re-Investment Plan were outstanding:

Grant date	No. of awards outstanding	Earliest exercise date (assuming performance criteria satisfied)
11 October 2004 Investment shares	4,625,626	11 October 2006
11 October 2004 Matching shares	9,533,741	11 October 2007

The awards outstanding at 31 December 2005 have a weighted average contractual life of 1.5 years (2004: 2.1 years).

The fair value of services received in return for share awards granted are measured by reference to the fair value of share awards granted. No valuation model was used as awards were granted at full market value.

11. Share based payments continued

The key assumptions which have been used in the model to ascertain the fair value of awards are as follows:

	Investment				Matching			
	1 year		2 years		Basic		Performance	
	Equity	Cash	Equity	Cash	Equity	Cash	Equity	Cash
Fair value at measurement date (per award)	217.7p	12.3p	206.0p	24.0p	195.0p	35.0p	195.0p	35.0p
Number of awards granted	5,510,996		5,510,995		3,673,997		7,347,994	
F&C share price at grant date	230.0p		230.0p		230.0p		230.0p	
Exercise price	0.0p		0.0p		0.0p		0.0p	
Vesting period	1 year		2 years		3 years		3 years	
Full term of awards	1 year		2 years		3 years		3 years	
Risk-free rate at grant date	4.7%		4.7%		4.7%		4.7%	
Expected dividend yield	5.5%		5.5%		5.5%		5.5%	
Probability of meeting EPS hurdle	N/A		N/A		N/A		87.5%	
Expected forfeiture rate	5.0%		5.0%		5.0%		5.0%	

11. Share based payments continued

The Long-Term Remuneration Plan (LTRP)
The LTRP is the primary long term incentive arrangement of F&C.

Vesting of the F&C shares that are the subject of an award under the LTRP will be dependent upon specified performance conditions and conditions of continued service. The performance conditions applied to the LTRP are determined by the F&C Board and are measured over a three-year performance period. 50% of any awards relate to the achievement of total shareholder return (TSR) targets and 50% of the award relates to real F&C Underlying EPS growth. The cash settled element of the awards is based on dividends payable on the F&C shares during the vesting period (prior to becoming unconditional) being notionally reinvested in F&C shares. Once the award shares vest, the value of the notional shares is paid to the employee in cash. The number of share awards are as follows:

	2005 No.	2004 No.
Outstanding at start of year	**6,375,904**	-
Granted	-	6,375,904
Forfeited	**(422,916)**	-
Exercised	-	-
Expired	-	-
Outstanding at end of year	**5,952,988**	6,375,904

The exercise price for all awards is nil pence.

At 31 December 2005 the following awards granted under the LTRP to acquire F&C shares were outstanding:

Grant date	No. of awards outstanding	Earliest exercise date (assuming performance criteria satisfied
15 Nov 2004	5,952,988	15 Nov 2007

The awards outstanding at 31 December 2005 have a weighted average contractual life of 1.9 years (2004: 2.9 years).

The fair value of services received in return for share awards granted are measured by reference to the fair value of share awards granted. The estimate of the fair value of awards granted is measured at full market value for the EPS criteria and no model is used. Monte Carlo Simulation is used to value the TSR criteria. The contractual life of the award (3 years) is used as an input into this model.

The key assumptions which have been used in the models to ascertain the fair value of 2004 awards are as follows:

	2004 grant TSR		2004 grant EPS	
	Equity	Cash	Equity	Cash
Fair value at measurement date (per award)	147.4p	26.4p	203.7p	36.5p
Number of awards granted	3,187,952		3,187,952	
F&C share price at grant date	240.3p		240.3p	
Exercise price	0.0p		0.0p	
Vesting period	3 years		3 years	
Full term of award	3 years		3 years	
Expected volatility	38.0%		N/A	
Risk free rate at grant date	4.7%		N/A	
Expected dividend yield	5.5%		N/A	
EPS performance hurdle	N/A		75.0%	
Expected forfeiture rate	5.0%		5.0%	

11. Share based payments continued

Share Incentive Plan Shares
During 2005 100 'free' Share Incentive Plan shares were awarded to all employees of F&C who applied for them.

795 employees were granted 100 free shares, without conditions. Awards are therefore settled in equity and do not have a vesting period. Awards were granted on 21 June 2005 at a share price of £1.95.

The expense associated with this award was £156,000.

The Purchased Equity Plan
The Purchased Equity Plan operates in conjunction with the discretionary bonus scheme and is intended to encourage shareholding by management and employees of F&C by providing for:

- The compulsory purchase of shares using annual bonus above a threshold level; and
- Voluntary purchase of shares using annual bonus, with associated matching shares.

Vesting of any matching award is dependent on the satisfaction of performance conditions and continued service. The performance conditions relate to real F&C Underlying EPS growth measured over a three year period.

A cash settled element of the awards is based on dividends payable on the F&C shares during the vesting period (prior to becoming unconditional) being notionally reinvested in F&C shares. Once the award shares vest, the value of the notional shares is paid to the employee in cash.

The number of share awards are as follows:

	2005 Awards No.
Outstanding at start of year	-
Granted	**750,091**
Forfeited	**(35,688)**
Exercised	**(29,978)**
Expired	-
Outstanding at end of year	**684,425**

The exercise price for all options is nil pence.

11. Share based payments continued

At 31 December 2005 the following awards granted under the Purchased Equity Plan to acquire F&C shares were outstanding:

Grant date	No. of awards outstanding	Earliest exercise date (assuming performance criteria satisfied)
24 March 2005	684,425	24 March 2008

The awards outstanding at 31 December 2005 have a weighted average contractual life of 2.3 years (2004: n/a.)

The key assumptions which have been used to ascertain the fair value of awards are as follows:

	2005 award	
	Compulsory purchased equity	
	Equity	**Cash**
Fair value at measurement date (per award)	**198.0p**	**35.5p**
Number of awards granted	**750,091**	
F&C share price at grant date	**233.5p**	
Exercise price	**0.0p**	
Vesting period	**3 years**	
Full term of awards	**3 years**	
Expected forfeiture rate	**5.0%**	

11. Share based payments continued

1995 Executive Share Option Scheme

The 1995 ESOS last granted options before 7 November 2002 and is not therefore subject to the full measurement requirements of IFRS 2.

The 1995 ESOS is an unapproved share option scheme, where participation is entirely at the discretion of the Directors. The lifespan of the 1995 ESOS is ten years from the date on which it was approved by shareholders and accordingly no further options can be granted under the Scheme after 1 September 2005. The vesting period is three years. Options are settled by grant of shares to individuals. No cash alternative is available.

The number and weighted average exercise prices of share options are as follows:

	2005		2004	
	Number of options	**Weighted average exercise price in pence**	Number of options	Weighted average exercise price in pence
Outstanding at start of year	**3,612,317**	**258**	4,032,113	258
Granted	**-**	**-**	-	-
Forfeited	**(757,817)**	**246**	(336,910)	269
Exercised	**(81,369)**	**214**	(82,886)	213
Expired	**(80,000)**	**231**	-	-
Outstanding at end of year	**2,693,131**	**264**	3,612,317	258
Exercisable at at end of year	**343,257**	**229**	687,592	241

At 31 December 2005 the following options granted under the 1995 ESOS to acquire F&C shares were outstanding:

Grant date	No. of options outstanding	Date vested	Exercisable before	Exercise price pence
9 June 1998	730,028	24 March 2006	9 June 2008	203.8
16 July 1999	781,834	24 March 2006	16 July 2009	232.5
28 April 2000	642,029	24 March 2006	28 April 2010	214.0
20 October 2000	18,740	24 March 2006	20 October 2010	320.2
1 March 2001	520,500	24 March 2006	1 March 2011	455.8

The options outstanding at 31 December 2005 have a weighted average contractual life of 3.8 years (2004: 4.8 years).

12. Finance costs

	2005 £m	2004 £m
Subordinated loan interest	**21**	20
Debenture loan interest	**31**	-
Convertible loan interest	**22**	20
Interest paid to credit institutions	**15**	10
Total finance costs	**89**	50

13. Taxation

(a) Tax charged to the income statement

	2005 £m	2004 £m
Current tax expense		
UK corporation tax (30%)	**107**	77
Adjustments in respect of prior periods	**(7)**	1
Overseas taxation	**19**	8
Tax relief on STICS interest payable	**(7)**	(7)
Total current tax expense	**112**	79
Deferred tax expense		
Origination and reversal of temporary differences	**66**	(20)
Total deferred tax debit/(credit)	**66**	(20)
Total tax expense	**178**	59
Analysis:		
Shareholder tax	**(40)**	(39)
Policyholder tax	**218**	98
Total tax expense	**178**	59

The tax relating to discontinued activities is shown in note 44.

13. Taxation continued

(b) Factors affecting tax charge for period

The tax assessed for the period is higher (2004: lower) than the standard rate of corporation tax in the UK of 30%. The differences are explained below.

	2005 Shareholders' profit £m	2005 Policyholders' tax £m	2005 Profit before tax £m	2004 Shareholders' profit £m	2004 Policyholders' tax £m	2004 Profit before tax £m
Profit before shareholder tax from continuing operations	**149**	**218**	**367**	123	98	221
Profit before shareholder tax from continuing operations mulitiplied by the standard rate of corporation tax in the UK of 30%	**45**	**65**	**110**	37	29	66
Effects of:						
Non-taxable investment return	**(38)**	**-**	**(38)**	(48)	-	(48)
Non-taxable income	**(2)**	**(65)**	**(67)**	(4)	(29)	(33)
Deductions not allowable for tax purposes	**12**	**-**	**12**	9	-	9
Overseas tax	**7**	**-**	**7**	(5)	-	(5)
Adjustments in respect of prior periods	**(5)**	**-**	**(5)**	1	-	1
Utilisation of excess expenses brought forward	**(21)**	**-**	**(21)**	-	-	-
Current year movement in tax losses not valued	**(14)**	**-**	**(14)**	(22)	-	(22)
Tax relief on STICS interest payable	**(7)**	**-**	**(7)**	(7)	-	(7)
Non-taxable with-profits minority interest	**(17)**	**-**	**(17)**	-	-	-
Policyholder tax	**-**	**218**	**218**	-	98	98
Total tax expense	**(40)**	**218**	**178**	(39)	98	59

(c) Tax recognised directly in equity

	2005 £m	2004 £m
Defined benefit plans	**12**	1
Total tax recognised directly in equity	**12**	1

14. Appropriations of profit

(a) Dividends paid and proposed on ordinary shares

Dividends paid during the year and recognised in reserves	**2005 £m**	2004 £m
Final dividend in respect of 2004 and paid in May 2005 of 5.0p per share (in respect of 2003 and paid in May 2004 of 4.9p per share)	**103**	84
Interim dividend in respect of 2005 and paid in November 2005 of 2.6p per share (in respect of 2004 and paid in November 2004 of 2.55p per share)	**54**	50
Total dividends paid	**157**	134

After the balance sheet date the dividends set out below were proposed by the directors. In accordance with IAS 10 these have not been provided as a liability at the balance sheet date.

	2005 £m	2004 £m
Final dividend in respect of 2005 payable in May 2006 of 5.1p per share (in respect of 2004 and paid in May 2005 of 5.0p per share)	**108**	103

The 2005 final dividend is based on 2,114m shares in issue (excluding treasury shares). The 2004 final dividend was based on 2,057m shares which included the 113m shares issued on 11 January 2005 in respect of the Lombard acquisition.

(b) STICS interest

STICS interest paid during the year and recognised in reserves

	2005 £m	2004 £m
Interest on 2003 STICS at 6.875%		
Paid in May 2005 (May 2004)	**10**	10
Paid in November 2005 (November 2004)	**11**	11
Total interest paid	**21**	21

15. Earnings per share

(a) Basic and underlying earnings per share from continuing operations

Earnings per share have been calculated based on the profit after tax and on the underlying profit after tax, attributable to ordinary shareholders of the parent. The directors consider that the underlying earnings per share figure gives a better indication of operating performance.

	2005 Earnings £m	**2005 Per share pence**	2004 Earnings £m	2004 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**132**	**6.3**	143	7.9
Short-term fluctuations in investment return	**(102)**	**(4.9)**	(27)	(1.5)
Variation in value of option on convertible debt	**9**	**0.4**	10	0.6
Non-recurring items	**59**	**2.8**	55	3.0
Amortisation and impairment of acquired intangible assets	**203**	**9.8**	31	1.7
Minority interest on items excluded from underlying profit	**(72)**	**(3.4)**	(14)	(0.8)
Tax credit on items excluded from underlying profit	**(46)**	**(2.2)**	(11)	(0.6)
Underlying profit after tax attributable to ordinary shareholders of the parent	**183**	**8.8**	187	10.3

	2005 millions	2004 millions
Weighted average number of ordinary shares	**2,082**	1,808

15. Earnings per share continued

(b) Diluted basic earnings per share from continuing operations

	2005 Earnings £m	**2005 Weighted average number of ordinary shares millions**	**2005 Per share pence**	2004 Earnings £m	2004 Weighted average number of ordinary shares millions	2004 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**132**	**2,082**	**6.3**	143	1,808	7.9
Dilutive effect of options	**-**	**15**	**-**	-	11	-
Diluted profit after tax attributable to ordinary shareholders of the parent	**132**	**2,097**	**6.3**	143	1,819	7.9

(c) Dilution

Options over 47,707,385 (2004: 45,053,294) shares are outstanding under the company's option schemes as at 31 December 2005. Of these, 32,319,827 (2004: 34,008,756) options were not dilutive for the period shown because the market price of the company's shares was below the option price or the performance criteria were not met. There were £276m (2004: £311m) bonds in issue, convertible to ordinary shares at any time on or after 27 December 2005 or earlier, if certain conditions are met. If all these bonds were converted at the earliest conversion date, 153,034,301 new shares would be issued. These are not dilutive as interest on these bonds is charged to the income statement.

(d) Earnings per share from discontinued operations

Discontinued operations have no impact on profit after tax attributable to equity holders of the parent. Earnings per share from discontinued operations is therefore £nil.

16. Intangible assets

	Goodwill £m	Acquired PVIF £m	Investment management contracts £m	Other £m	Total £m
Cost					
At 1 January 2004	348	264	106	67	785
Acquisitions through business combinations	268	-	517	-	785
Other additions	-	-	-	15	15
Disposals	(30)	-	(2)	-	(32)
Foreign exchange adjustments	-	-	5	-	5
At 31 December 2004	586	264	626	82	1,558
Acquisitions through business combinations	151	230	-	109	490
Other additions	6	-	1	14	21
Disposals	(68)	-	-	(7)	(75)
Foreign exchange adjustments	2	(10)	(7)	(3)	(18)
At 31 December 2005	**677**	**484**	**620**	**195**	**1,976**
Amortisation and impairment					
At 1 January 2004	-	77	15	29	121
Amortisation charge for year	-	10	21	18	49
Impairment charge	-	-	-	-	-
At 31 December 2004	-	87	36	47	170
Amortisation charge for year	-	28	56	25	109
Impairment charge	-	-	112	-	112
Disposals	-	-	-	(5)	(5)
At 31 December 2005	**-**	**115**	**204**	**67**	**386**
Carrying amounts					
At 1 January 2004	348	187	91	38	664
At 31 December 2004	586	177	590	35	1,388
At 31 December 2005	**677**	**369**	**416**	**128**	**1,590**

(a) Goodwill

Goodwill is the only intangible asset which has an indefinite useful life. The goodwill has been allocated to the following segments:

	2005 £m	2004 £m
UK Life & Pensions	**193**	259
Lombard	**151**	-
FPI	**-**	-
Asset Management	**333**	327
Total goodwill	**677**	586

In accordance with IAS 36 Impairment of Assets, goodwill is assessed for possible impairment each year. This assessment takes place in *December of each year and compares the carrying value of goodwill for each segment with its recoverable amount. The recoverable amount* has been taken to be the segment's calculated value in use.

16. Intangible assets continued

There has been no goodwill impairment charge in 2005 (2004: £nil).

The value in use for UK Life & Pensions and Lombard has been taken from their business plans. These projections reflect the long-term nature of the business and forecast the cash flows over the anticipated terms of the policies. The plans include forecast sales of new business for three years and other assumptions that take into account both past experience and market conditions. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth.
- Policy lapses: the plans assume no change from recent experience.
- Sales and margins: the plans assume a modest reduction in margins but an increasing level of sales.
- Expenses: the plans assume that expenses will broadly increase in line with inflation.
- Discount rate: the discount rate applied to UK Life & Pensions is 6.9% and to Lombard is 7.5%.

The outcome of the impairment assessment has been that it is considered unlikely that goodwill in respect of UK Life & Pensions would be impaired given that the value in use is significantly higher than the carrying value of goodwill. The UK Life & Pensions segment is operated as a single group and so a single value in use has been prepared. For Lombard, acquired in January 2005, the levels of new business have indicated that there is no requirement for any impairment of goodwill. No goodwill has been allocated to FPI.

For the Asset Management segment, the value in use is calculated using a cash flow projection based on the latest annual financial budget approved by the Board of F&C Asset Management plc. The Asset Management segment is operated as a single group and so a single value in use has been prepared. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth.
- Sales and margins: the plans assume modest sales and margin growth although operating margins have been capped as a measure of prudence.
- Expenses: the plans assume cost growth in excess of inflation recognising the impact of staff costs.
- Discount rate: the discount rate applied to the cash flow projections is 8.9% based on F&C's weighted average cost of capital

The outcome of the impairment review is that there is no requirement for any impairment of goodwill in the Asset Management segment.

In addition, the fair value of the Group's holding in F&C, at 31 December 2005, based on the quoted bid price of F&C's listed ordinary shares was £441m. This was in excess of the carrying value of the Group's holding in the Asset Management business at this date.

(b) Acquired PVIF

Acquired PVIF is amortised over the lifetime of the in-force policies and is analysed as follows:

	2005 Cost £m	**2005** Cumulative amortisation £m	**2005** Net £m	2004 Cost £m	2004 Cumulative amortisation £m	2004 Net £m
UK Life & Pensions	**187**	**91**	**96**	190	84	106
International Life & Pensions	**297**	**24**	**273**	74	3	71
Total acquired PVIF	**484**	**115**	**369**	264	87	177

Management have assessed acquired PVIF for possible impairment and they have concluded that there is no indication that it has been impaired.

(c) Investment management contracts

Investment management contracts relate to the Asset Management segment and are amortised over their expected useful economic lives of between 10 and 20 years.

During 2005, due to indifferent investment performance in some areas of the Asset Management business as well as other clients of F&C withdrawing funds for strategic reasons following changes in their own corporate structure, the Asset Management business experienced a level of fund outflows which was higher than anticipated and led to net new business targets not being met.

16. Intangible assets continued

This level of lost business will have a notable impact on revenues and was significant enough to be considered an indicator of potential impairment of certain intangible assets, namely the related investment management contracts.

In accordance with IAS 36, a full impairment review of these assets was undertaken. The review resulted in the impairments being recognised (included within Administrative and other expenses in the income statement) in respect of investment management contracts as follows:

	2005 £m	2004 £m
F&C Investment Trust contracts	**56**	-
F&C Institutional contracts	**56**	-
Total impairment recognised in the income statement	**112**	-

The above contracts relate to the investment trust management contracts and institutional fund management contracts acquired as a result of the creation of F&C Asset Management plc following the business combination of ISIS Asset Management plc and F&C Group (Holdings) Limited on 11 October 2004, after restating the accounts to comply with IFRS.

The recoverable amounts of the assets have been determined based on value in use calculations using cash flow projections based on the latest annual financial budget approved by the F&C board.

The discount rate applied to the cash flow projections is 9.4% for investment trust contracts, 9.4% for institutional contracts with no fixed term, and 8.4% for fixed term institutional contracts. These rates reflect the varying risks and uncertainties inherent in the revenues from the underlying assets, using F&C's weighted average cost of capital of 8.9%, calculated as at 31 December 2005, as a benchmark.

Revenues in the projections have been grown at 6% per annum in line with F&C's long-term view of market growth, which is consistent with that experienced over the longer term across the markets in which the managed assets are invested. The revenue projections also incorporate an estimated loss rate of 5% per annum compounded over the projected period in respect of investment trusts, and 14% per annum for institutional contracts with no fixed term.

Costs for the first year of the projections are driven by the budgeted F&C operating margin for 2006. Thereafter costs are driven by F&C's projected operating margins, as determined for the purposes of the goodwill impairment review, with the margin capped at 45% as a measure of prudence, based on historical performance.

Impairment has been determined by comparing the results of the value in use calculations in respect of the remaining contracts at the year end to the carrying value (cost less aggregate amortisation) of the assets at 31 December 2005, with any deficits arising constituting impairment to be recognised for the year.

There were no indicators of potential impairment of intangible assets with finite lives in respect of the comparative period, and as such, no impairment review was performed for 2004.

(d) Other intangible assets

Other intangible assets mainly consist of distribution channel relationships and software development which are amortised over their anticipated useful lives of between 3 and 15 years. The analysis for each segment is as follows:

	2005			2004		
	Cost £m	**Cumulative amortisation £m**	**Net £m**	Cost £m	Cumulative amortisation £m	Net £m
UK Life & Pensions	**77**	**54**	**23**	68	41	27
International Life & Pensions	**114**	**11**	**103**	9	2	7
Asset Management	**4**	**2**	**2**	5	4	1
Total other intangible assets	**195**	**67**	**128**	82	47	35

Included in amortisation is £7m (2004: £nil) in respect of Life & Pensions acquired intangible assets.
Management have assessed other intangible assets for possible impairment and there is no indication that they have been impaired.

17. Property and equipment

	Owner occupied properties at valuation £m	Motor vehicles at cost £m	Computer equipment at cost £m	Fixtures, fittings and office equipment at cost £m	Total £m
At 1 January 2004	94	13	46	34	187
Additions through business combinations	6	-	-	-	6
Other additions	16	1	17	11	45
Revaluation	3	-	-	-	3
Disposals	-	(4)	(2)	(2)	(8)
At 31 December 2004	119	10	61	43	233
Additions through business combinations	-	-	-	1	1
Other additions	2	3	7	1	13
Revaluation	(3)	-	-	-	(3)
Disposals	(72)	(4)	(30)	(27)	(133)
At 31 December 2005	**46**	**9**	**38**	**18**	**111**
Depreciation					
At 1 January 2004	-	6	33	11	50
Depreciation charge for year	-	2	13	5	20
Disposals	-	(3)	(2)	-	(5)
At 31 December 2004	-	5	44	16	65
Depreciation charge for year	-	2	7	2	11
Disposals	-	(3)	(24)	(11)	(38)
At 31 December 2005	**-**	**4**	**27**	**7**	**38**
Carrying amounts					
At 1 January 2004	94	7	13	23	137
At 31 December 2004	119	5	17	27	168
At 31 December 2005	**46**	**5**	**11**	**11**	**73**

The carrying amount includes £nil (2004: £0.1m) in respect of computer equipment held under finance leases.
If owner occupied properties were measured using the cost model, the carrying amounts would be as follows:

	2005 £m	2004 £m
Cost	**33**	43
Accumulated depreciation	**(1)**	(1)
Carrying amount	**32**	42

18. Investment properties

	2005 £m	2004 £m
At 1 January	**1,527**	1,428
Purchases	**201**	212
Disposals	**(34)**	(232)
Fair value adjustments	**218**	119
At 31 December	**1,912**	1,527

Investment property is carried at fair value. The properties are independently valued in accordance with the Royal Institute of Chartered Surveyors' guidelines on the basis of open market value. The key assumptions used in preparing the property valuations relate to tenure, letting and town planning and the location, condition and state of repair of the properties. The last valuation was conducted on 31 December 2005.

In accordance with IAS 17 Leases, properties held by the Group under operating leases are classified as investment properties when the properties otherwise meet the definition of investment properties and they are carried at fair value.

19. Principal Group undertakings

Principal subsidiary undertakings of the Group as at 31 December 2005 are shown below.

Unless otherwise stated, they are undertakings incorporated in Great Britain and have only one class of issued ordinary shares. The voting rights are equal to the percentage holdings unless otherwise stated. Other subsidiaries do not materially affect the results of the Group.

	% held
Life & Pensions business	
Holding companies	
Friends Provident Investment Holdings plc	
Ordinary shares 'A'	100
Ordinary shares 'B'	100
FP Group Limited	100
London and Manchester Group Limited*	100
UK Life & Pensions	
Friends Provident Life and Pensions Limited*	100
Friends Provident Life Assurance Limited	100
Friends Provident Pensions Limited	100
International Life & Pensions	
Friends Provident International Limited (i)	100
Lombard International Assurance SA (ii)*	100
Reinsurance services	
Friends Provident Reinsurance Services Limited	100
Financial services	
Friends Provident Marketing Limited	100
Management services	
Friends Provident Management Services Limited*	100
Finance company	
FP Finance Plc	100
Property company	
London Capital Holdings Limited	
Ordinary shares	100
Deferred shares	100

*Held directly by Friends Provident plc (all other companies are held indirectly)

(i) Incorporated in the Isle of Man
(ii) Incorporated in Luxembourg

	% held
Asset Management business	
F&C Asset Management plc*	
Ordinary shares	51.87
Variable rate cumulative preference shares	100
F&C Managed Pension Funds Limited	51.87
FP Fund Managers Limited	51.87
Friends' Provident Unit Trust Managers Limited	51.87
ISIS Investment Management Limited	51.87
F&C Fund Management Limited	51.87
F&C Portugal Gestao de Patrimonios SA (i)	51.87
F&C Ireland Limited (ii)	51.87
F&C Netherlands BV (iii)	51.87
F&C Management Limited	51.87
F&C Investment Services Limited	51.87
F&C Property Investment Management Limited	51.87
F&C Unit Management Limited	51.87
F&C Luxembourg SA (iv)	51.87
F&C Emerging Markets Limited	51.87
F&C Property Asset Management plc (formerly F&C Property Services Limited)	51.87
F&C Property Limited (formerly F&C Property Asset Management plc)	51.87
ISIS Investment Trusts Business Limited	51.87
Ivory&Sime (Japan) KK (v)	51.87
F&C Asset Managers Limited	51.87
ISIS Equity Partners plc	51.87
F&C Property Investment Limited	51.87
F&C (CI) Limited	51.87
F&C Private Equity Nominees Limited	51.87
F&C Commercial Property Trust plc	58.00

*Held directly by Friends Provident plc (all other companies are held indirectly).

(i) Incorporated in Portugal
(ii) Incorporated in Ireland
(iii) Incorporated in The Netherlands
(iv) Incorporated in Luxembourg
(v) Incorporated in Japan

20. Investments in associates and joint venture

(a) Associates

	2005 £m	2004 £m
Carrying amount of investments	**1**	5

Investments in associated undertakings, for which the Group equity accounts due to the significant influence it exerts over the management of those entities through board membership rather than ownership, consist of the following companies:

	Ownership %	Carrying value 2005 £m	Carrying value 2004 £m
Cardinal Capital Partners Limited	15.00	-	4.7
Eureko Captive SA	16.67	**0.1**	0.1
European Alliance Partners Company AG	16.67	**0.6**	0.6
ISIS Equity Partners LLP	19.99	**0.3**	-

Cardinal Capital Partners Limited is a hedge fund manager based in Ireland. During 2005 the directors of F&C made the decision to channel all relevant business through its own inhouse capability and as such no assets were placed with Cardinal for management. As a result of this decision the directors of F&C considered it appropriate to fully provide against the investment and as such the investment in Cardinal (including goodwill paid) has been written down to nil as at 31 December 2005. F&C's share of Cardinal's loss for the year was £0.7m and an impairment loss of £4m has been recognised. The total assets, liabilities, revenue and profit of all associates are as follows:

	2005 £m	2004 £m
Current assets	**83**	83
Non-current assets	**1**	-
Current liabilities	**(5)**	(2)
Non-current liabilities	**(81)**	(68)
Net assets	**(2)**	13
Revenue	**7**	-
Loss before tax	**(3)**	(2)

(b) Joint venture

	2005 £m	2004 £m
Carrying amount of investment	**13**	-

The Group increased its interest in Tenet Group Limited from 8.5% to 21.1% with effect from 22 July 2005. Tenet Group Limited is a jointly controlled entity which comprises an IFA firm, two IFA networks, and a compliance network and intermediary operating in the mortgage and general insurance sectors. The Group's share of assets, liabilities, revenue and profit of the jointly controlled entity is as follows:

	2005 £m	2004 £m
Current assets	**6**	-
Non-current assets	**3**	-
Current liabilities	**(3)**	-
Non-current liabilities	**(1)**	-
Net assets	**5**	-
Revenue	**8**	-
Profit before tax	**-**	-

21. Financial assets

The Group's financial assets are summarised by measurement categories as follows:

	2005 £m	2004 £m
Fair value through the income statement	**42,072**	31,108
Loans	**19**	4
Total financial assets	**42,091**	31,112

(a) Financial assets at fair value through the income statement

	2005 £m	2004 £m
Listed		
Shares and other variable yield securities	**20,365**	14,716
Debt securities and other fixed-income securities	**16,815**	14,543
Total listed financial assets	**37,180**	29,259
Unlisted		
Shares and other variable yield securities	**398**	620
Units in unit trusts and shares in open ended investment companies	**3,501**	509
Debt securities and other fixed-income securities	**49**	204
Participation in investment pools	**141**	262
Derivative financial instruments	**239**	168
Deposits with credit institutions	**564**	86
Total unlisted financial assets	**4,892**	1,849
Total financial assets at fair value through the income statement	**42,072**	31,108

For listed financial assets at fair value through the income statement, fair value is by reference to quoted bid-values. If a quoted bid-value is not available a valuation technique is applied.

The fair value of shares and other variable yield securities and of derivative financial instruments, are estimated using pricing models or discounted cash flow techniques. Where pricing models are used, inputs are based on market related data at the balance sheet date. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate for a similar instrument.

For units in unit trusts and shares in open ended investment companies, fair value is by reference to published bid-values.

Participation in investment pools mainly relates to property investments. Property is independently valued in accordance with the Royal Institute of Chartered Surveyor's guidelines on the basis of open market values as at each year end.

The fair value of floating rate and overnight deposits with credit institutions is their carrying value. The carrying value is the cost of the deposit and accrued interest. The fair value of fixed-interest bearing deposits is estimated using discounted cash flow techniques. Expected cash flows are discounted at current market rates for similar instruments at the balance sheet date.

The total amount of the change in fair value of investments estimated using a valuation technique that is recognised in the income statement during the year is £143m (2004: £67m).

21. Financial assets continued

(b) Loans

	2005 £m	2004 £m
Mortgage loans	**3**	1
Other loans	**16**	3
Total loans	**19**	4

The fair value of loans at both year ends is the same as their carrying value.

(c) Unit-linked assets and liabilities

The amounts included in the balance sheet in respect of assets and liabilities held within unit-linked funds are as follows:

	2005 £m	2004 £m
Investment properties	**646**	429
Shares and other variable yield securities	**10,985**	10,620
Units in unit trusts and shares in open-ended investment companies	**3,239**	471
Debt securities and other fixed-income securities	**2,797**	1,561
Derivative financial instruments	**(10)**	4
Deposits with credit institutions	**420**	-
Other receivables	**275**	27
Cash and cash equivalents	**1,430**	860
Total assets	**19,782**	13,972
Other payables	**(357)**	(75)
Total unit-linked assets less liabilities	**19,425**	13,897

With the exception of investment properties (which are primarily owner occupied), the above unit-linked assets and liabilities are all considered current as they back unit-linked liabilities and can be realised in line with these liabilities.

22. Deferred acquisition costs

Year ended 31 December 2005

	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January	**357**	**419**	**776**
Acquisitions through business combinations	**-**	**70**	**70**
Incurred and deferred in the year	**114**	**158**	**272**
Amortisation charge to the income statement	**(60)**	**(64)**	**(124)**
At 31 December	**411**	**583**	**994**

Year ended 31 December 2004

	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January	265	356	621
Incurred and deferred in the year	132	98	230
Amortisation charge to the income statement	(40)	(35)	(75)
At 31 December	357	419	776

For 2005, £877m of the total is non-current, and £117m is current.

Acquisition expenses that do not meet the criteria for deferral are expensed directly as incurred.

23. Reinsurance assets

	2005 £m	2004 £m
Reinsurers' share of insurance contracts	**177**	112
Reinsurers' share of investment contracts	**6**	-
Total reinsurance assets	**183**	112

Reinsurance assets are valued using the same methods and bases as those used to value the underlying insurance liabilities that are being reinsured.

24. Deferred tax assets and liabilities

(a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

		2005			2004	
	Assets £m	**Liabilities £m**	**Net £m**	Assets £m	Liabilities £m	Net £m
Property and equipment	**26**	**-**	**26**	27	-	27
Intangible assets	**-**	**(223)**	**(223)**	-	(201)	(201)
Unrealised gains on investments	**-**	**(83)**	**(83)**	-	(15)	(15)
Employee benefits	**33**	**-**	**33**	11	-	11
Deferred acquisition costs	**-**	**(73)**	**(73)**	-	(25)	(25)
Tax value of recognised tax losses	**11**	**-**	**11**	32	-	32
Short-term temporary differences	**21**	**-**	**21**	6	-	6
Net deferred tax assets/(liabilities)	**91**	**(379)**	**(288)**	76	(241)	(165)

(b) Movement in temporary differences during the year

	1 January 2005 £m	**Recognised in income £m**	**Recognised in equity £m**	**Acquired in year £m**	**31 December 2005 £m**
Property and equipment	**27**	**(1)**	**-**	**-**	**26**
Intangible assets	**(201)**	**62**	**2**	**(86)**	**(223)**
Unrealised gains on investments	**(15)**	**(68)**	**-**	**-**	**(83)**
Employee benefits	**11**	**10**	**12**	**-**	**33**
Deferred acquisition costs	**(25)**	**(57)**	**-**	**9**	**(73)**
Tax value of recognised tax losses	**32**	**(21)**	**-**	**-**	**11**
Short-term temporary differences	**6**	**9**	**-**	**6**	**21**
Net deferred tax assets/(liabilities)	**(165)**	**(66)**	**14**	**(71)**	**(288)**

	1 January 2004 £m	Recognised in income £m	Recognised in equity £m	Acquired in year £m	31 December 2004 £m
Property and equipment	21	5	-	1	27
Intangible assets	(58)	34	-	(177)	(201)
Unrealised gains on investments	-	(15)	-	-	(15)
Employee benefits	5	(4)	1	9	11
Deferred acquisition costs	(27)	2	-	-	(25)
Tax value of recognised tax losses	13	3	-	16	32
Short-term temporary differences	11	(5)	-	-	6
Net deferred tax assets/(liabilities)	(35)	20	1	(151)	(165)

24. Deferred tax assets and liabilities continued

(c) Unrecognised deferred tax assets and liabilities

Deferred tax assets/(liabilities) have not been recognised in respect of the following items:

	2005 £m	2004 £m
Assets		
Tax losses	**147**	157
Total assets	**147**	157
Liabilities		
Distributable profits of subsidiary	**4**	-
Total liabilities	**4**	-
Net unrecognised deferred tax assets	**143**	157

25. Current tax

The current tax asset of £25m (2004: £49m) represents the amount of income taxes recoverable from HM Revenue & Customs and overseas tax authorities.

The current tax liability of £177m (2004: £156m) represents the amount of income taxes payable to HM Revenue & Customs.

26. Insurance and other receivables

	2005 £m	2004 £m
Receivables arising out of direct insurance operations:		
Policyholders	**24**	13
Agents, brokers and intermediaries	**29**	27
Reinsurers	**-**	1
Investment income receivables	**49**	19
Investments sold for subsequent settlement	**125**	29
Prepayments and accrued income	**310**	272
Discontinued operations	**-**	78
Other receivables	**53**	80
Total insurance and other receivables	**590**	519

All insurance and other receivables are expected to be recovered within 12 months.

27. Cash and cash equivalents

	2005 £m	2004 £m
Bank and cash balances	**815**	480
Short-term deposits	**1,799**	1,769
Total cash and cash equivalents	**2,614**	2,249

The effective interest rate on cash and cash equivalents is shown in note 31.

28. Insurance contracts

(a) Changes in insurance contracts liabilities

Insurance contracts and investment contracts with a DPF element are measured using the same accounting policies. These are consistent with those previously adopted under MSS, as allowed under IFRS 4, and amended following the adoption of the principles contained in FRS 27. Investment contracts with DPF are mainly unitised with-profits contracts.

The following table shows the movements in insurance contracts liabilities in the year:

	2005 £m	2004 £m
At 1 January	**14,047**	13,500
Increase in liability from premiums	**883**	807
Release of liability due to recorded claims	**(1,513)**	(1,358)
Unwinding of discount	**206**	192
Change in assumptions:		
Economic	**256**	111
Non-economic	**(172)**	(61)
Other movements including net investment return	**930**	856
At 31 December	**14,637**	14,047

A liability adequacy test was carried out at policy level and resulted in no additional provision in either 2004 or 2005.

No significant gain or loss arose on reinsurance contracts incepted in either 2004 or 2005.

It should be noted that changes in the economic assumptions will be largely offset by corresponding changes in the assets backing the liabilities. In addition, assumption changes on with-profits contracts will result in changes in the FFA, and not in retained earnings.

The non-economic change in 2004 includes a £43m reduction in liabilities in respect of modelling improvements to the realistic balance sheet of FPLP's with-profits business. In 2005 it includes a £41m reduction as a result of more accurate modelling of the Guaranteed Annuity Option take-up rate in the Realistic Balance Sheet and a £68m reduction as a result of receiving confirmation that rules in PS05/01 relating to surrender payments do not override the Scheme of Demutualisation.

The main changes included within other movements are:
- the investment return credited to asset shares and unit-linked liabilities.
- the release of liability due to assured lives surviving, when the basis assumed that a proportion of them die, and the annuity claims cease.

(b) Terms and conditions of insurance contracts

The main types of insurance contracts that the Group currently has in force are:

(i) Life

Protection business (other than whole life products) – these consist mainly of regular premium term assurance, critical illness and income protection products, which pay out a fixed amount (the sum assured) on ill health or death. For most policies this payout will be a single amount, whereas income protection products provide a regular income upon incapacity either for the length of illness or to the end of the contract if earlier, depending on the specific policyholder terms. Most contracts have no surrender value.

Endowments and whole life products – these contracts both provide benefits upon death or, in the case of endowments, at a preset maturity date if earlier. These policies often have a surrender value, particularly in the later years of the contract. The amount payable on death is subject to a guaranteed minimum amount. The maturity value usually depends on the investment performance of the underlying assets. For with-profits business it is underpinned by a minimum guarantee, which may be increased by the addition of bonuses.

28. Insurance contracts continued

(ii) Pensions

Individual and group pensions – those contracts classified as insurance contracts are deferred annuity products where retirement benefits are expressed in the form of the annuity payable at retirement age. If death occurs before retirement, contracts generally return the value of the fund accumulated or in some cases premiums are returned.

Most contracts give the policyholder the option at retirement to take a cash sum at guaranteed conversion rates.

Annuities in payment – these are typically single premium products, which pay a specified payment to the policyholder whilst they and/or their spouse are still alive. Payments are generally either fixed or increased each year at a specified rate or in line with the rate of inflation. Most contracts guarantee an income for a minimum period usually of five years, irrespective of death.

(iii) Guarantees and options

The main guarantees and options included within the Group's insurance contracts, the majority of which arise within FPLP's With Profits Fund, are as follows:

Guaranteed cash and annuity options – most conventional deferred annuity contracts have benefits expressed in terms of cash and annuity with a guaranteed conversion rate, allowing the policyholder the option of taking the more valuable of the two at retirement.

Guarantees in respect of bonus additions – bonuses added to with-profits policies increase the guaranteed minimum benefit that policyholders are entitled to at maturity. These are set at a level that takes account of expected market fluctuations, such that the cost of the guarantee is generally met by the investment performance of the assets backing the liability. However in circumstances where there has been a significant fall in investment markets, such as that which occurred in 2001 to 2003, the guaranteed maturity benefits may exceed asset shares and these guarantees become valuable to the policyholder.

Guaranteed surrender bases – certain older products have a guaranteed basis for calculating surrender values. In all these cases the basis includes an element of final bonus which can be reduced or taken away. The guaranteed basis typically applies over a period of 15 years but in most cases policies are approaching the end of this period. The effect of the guaranteed surrender basis is to extend the guarantee in respect of bonus additions to apply over an extended period and not just at the maturity date.

(c) Method used for reserving for both insurance contracts and investment contracts with DPF

The liability for insurance contracts and unitised with-profits contracts is calculated on the basis of recognised actuarial methods having due regard to actuarial principles and best practice. The methodology takes into account risks and uncertainties of the particular classes of long-term business written and the results are certified by the professionals undertaking the valuations.

Calculations are generally made on an individual policy basis, however in addition there are some global provisions which are calculated using statistical or mathematical methods. The results are expected to be approximately the same as if an individual liability was calculated for each long-term contract.

For the conventional with-profits business in FPLP, including unitised with-profits business, the liabilities are determined on a realistic basis and in accordance with the principles contained in FRS 27. The main element of the realistic liabilities is the 'asset shares' of with-profits business, representing the premiums received to date together with the investment return earned less expenses and charges. These asset shares move with the value of the underlying assets. Policyholder liabilities, including options and guarantees arising in the With Profits Fund, are then valued on a market-consistent stochastic basis. The main types of guarantees and options within the With Profits Fund are guarantees in respect of bonus additions and guaranteed annuity options. The calculation of liabilities and management actions that would be taken in certain scenarios is also in accordance with FPLP's Principles and Practices of Financial Management (PPFM) and are set out in more detail in note 29 on the Realistic Balance Sheet.

For the conventional with-profits business in FPLA (which is closed to new business), the liabilities are determined using a net premium valuation method. The majority of options or guarantees arising within this fund are valuable to the policyholder and are valued on a deterministic basis as if the guarantee is taken up.

Single premium group income protection contracts have been valued as 90% of the last three years' premiums plus an allowance for outstanding claims in respect of earlier premiums.

The calculation of liabilities to policyholders in respect of most other non-profit policies, which consists principally of protection and annuity products, has been valued using a gross premium method.

The provision for linked contracts meeting the definition of insurance is equal to the value of units plus a sterling reserve where necessary. The sterling reserve is equal to the maximum value of future strains due to future cash outflows (premium allocations, expenses, claims and tax) being greater than future cash inflows (premiums, investment income and charges).

Where reinsurance relates to individual policies they are valued using the same method and basis as if they were the direct benefit. An asset is established representing the fact that the reinsurance will reduce the net cost of the policy to the Group.

28. Insurance contracts continued

(d) Process used for assumptions

(i) Economic assumptions

Details regarding the economic assumptions used in the stochastic model for the valuation of with-profits policyholders liabilities are set out in note 29.

For other insurance liabilities and unitised with-profits contracts within the FPLA fund, economic assumptions are the same as those used for reporting to the FSA under the regulatory peak. Economic assumptions are adjusted from year to year by reference to changes in consistent economic indices or yields on the underlying portfolio. The principal assumption is the valuation interest rate.

(ii) Non-economic assumptions

The provision for insurance contracts and investment contracts with DPF liabilities is sensitive to the principal assumptions in respect of mortality, morbidity and maintenance expenses (except for net premium valuations), persistency and guaranteed annuity option take-up rates, although the relative sensitivity will vary depending on the class of long-term business.

Long-term estimates of future mortality and morbidity assumptions are based on standard tables wherever possible but adjusted to reflect the Group's own experience. Where appropriate industry tables are not available and the Group's experience is insufficient to derive a reliable basis (eg for critical illness) the experience of reinsurers is used. Expense assumptions are based on recent experience. Experience investigations for mortality, morbidity, persistency, guaranteed annuity option take-up rates and maintenance expenses are performed at least annually. Where industry analysis indicates that changes in expected future mortality/morbidity or other assumptions factor patterns mean that claim costs are likely to rise in the future, then this is taken into account in the valuation basis. No benefit is taken where industry analysis indicates that future trends are likely to reduce claim costs in the future. Improving mortality has been assumed when valuing annuities and deteriorating morbidity has been assumed when valuing critical illness business. Assumptions are generally intended to be a prudent estimate of future experience.

(e) Valuation interest rates for policies other than conventional with-profits business in FPLP

	Valuation interest rates			
	With-profits		**Non-profit**	
Class of business	**31 December 2005 %**	31 December 2004 %	**31 December 2005 %**	31 December 2004 %
Life Fund:				
Endowment and whole-of-life	**2.7**	2.9	**2.9**	3.1
Protection	**-**	-	**2.9**	3.1
Pension Fund:				
Annuities in payment	**-**	-	**4.0**	4.5
Individual and group pensions	**3.4**	3.7	**3.6**	3.9
Protection	**-**	-	**3.6**	3.9
Income protection	**-**	-	**3.4**	3.9

As explained in (c) above, FPLP conventional with-profits business is valued in accordance with the FSA's realistic capital regulations.

28. Insurance contracts continued

(f) Mortality/morbidity rates

Insurance liabilities allow for mortality and morbidity risk by making assumptions about the proportion of policyholders who die or become sick. Allowance for future mortality and sickness has been made using the following percentages of the standard published tables below:

	2005	2004
Term assurances:		
Smoker	**100% TM92(5)**	115% TM92ult
	110% TF92(5)	120% TF92ult
Non-smoker	**65% TM92(5)**	60% TM92ult
	85% TF92(5)	65% TF92ult
Other life assurances	**80% AM/F80ult**	80% AM/F80ult
Unitised life policies	**80% AM/F80ult**	80% AM/F80ult
Pension policies	**35% AM/F80ult**	35% AM/F80ult
Individual annuities: in payment	**75% RM/FV92U2005***	75% RM/FV92U2004*
Group annuities: in payment	**95% PM/FA92U2005***	95% PM/FA92U2004*

* Plus additional 0.25% per annum and 0.5% per annum for individuals and group males only respectively from 31 December 2003 onwards.

Income protection sickness experience is based on recent experience with a 10% margin for recovery rates, and a 39% margin for inception rates (2004: 16% margin over earlier experience). Rates differentiate by smoker status.

(g) Increase/(decrease) in pre-tax shareholder profit from changes in assumptions

	2005 £m	2004 £m
Mortality and morbidity	**(20)**	(13)
Other non-economic assumptions	**58**	(15)
Total assumption changes	**38**	(28)

This table shows the effect on pre-tax profit of the changes in assumptions described above.

(i) Impacts are reduced to allow for with-profits policyholders sharing in the profits and losses of some products (see (h)).
(ii) Changes in the economic assumptions will be largely offset by corresponding changes in the assets backing the liabilities.

(h) Apportionment of surplus between shareholders and with-profits policyholders

Shareholders are entitled to 100% of surplus emerging from companies within the Group, with the exception of surplus emerging in the two with-profits funds.

(i) The Group's main With Profits Fund is within FPLP, and is open to new business. The Fund is run on a mutual basis and managed so that over time the working capital is sufficient to provide most of the risk capital but not to exceed the risk capital margin. The entitlements of shareholders to share in surplus differ for policies written before and after demutualisation (9 July 2001).

In respect of pre-demutualisation conventional with-profits policies, shareholders are entitled to one ninth of the cost of bonuses added to policies. In respect of pre-demutualisation non-profit and unitised business (excluding the investment element), shareholders are entitled to 60% of the surplus arising.

Post-demutualisation with-profits policyholders are only entitled to surplus from the return on their investments; other sources of surplus are wholly owned by shareholders including policies written by FPLA and Friends Provident Pensions Limited, where the investment element is reinsured to the FPLP With Profits Fund.

28. Insurance contracts continued

(ii) The with-profits fund of FPLA is closed to new business. The Fund's policyholders are entitled to all the surplus of that fund. In addition, FPLA has a closed unitised with-profits fund. Shareholders are entitled to all profits from the unitised with-profit fund other than investment profits, which are wholly owned by with-profits policyholders. The investment element of the contract is wholly reinsured to the FPLP With Profits Fund.

The effect of this fund structure is that investment risk, in respect of assets backing with-profits policies, is largely borne by policyholders; shareholders bear 10% of the investment risk from conventional with-profits policies. Expense risk is borne by the shareholders, other than in the FPLA closed fund. Until 2009, the FPLP With Profits Fund is charged a fixed amount for managing policies, adjusted by an inflation index, irrespective of actual costs. The charges will be reviewed in 2009 to reflect market rates at the time. Other forms of risk are shared between shareholders and policyholders as described above.

29. Realistic balance sheet

As explained in note 28, the Group has two UK with-profits funds. The main UK with-profits fund is in FPLP and the capital position of this fund has been determined in accordance with the RBS regulations prescribed by the FSA. There is also a small UK with-profits fund in FPLA. The capital position of this fund has been calculated on the existing regulatory basis as this fund is closed, and is significantly below the £500m level that the FSA has determined should be applied for calculating liabilities under the realistic methodology.

The RBS for FPLP's with-profits business can be summarised as follows:

	2005 £m	2004 £m
Total net assets	**17,366**	16,528
Less non-profit liabilities including share of resilience capital reserves and required minimum margin	**(2,774)**	(2,636)
Total regulatory assets	**14,592**	13,892
Additional assets arising on realistic basis	**253**	249
Total assets	**14,845**	14,141
Policyholder liabilities:		
asset shares	**12,342**	12,011
financial guarantees (net of charges)	**149**	222
options (guaranteed annuities)	**796**	736
Other liabilities	**1,322**	1,041
Total liabilities	**14,609**	14,010
Excess of assets over liabilities	**236**	131

The amount of realistic assets for FPLP's With Profits Fund at 31 December 2005 amounted to £14,845m (2004: £14,141m) and the amount of realistic liabilities (including options and guarantees) amounted to £14,609m (2004: £14,010m). This results in an excess of realistic assets over realistic liabilities of £236m (2004: £131m). Adding back the shareholders' share of future bonuses totalling £85m (2004: £58m) and deducting adjustments to eliminate double counting of acquired PVIF of £20m (2004: £16m), the excess in accordance with FRS 27 amounted to £301m (2004: £173m).

The main element of the realistic liabilities is the asset shares of with-profits business. This represents the premiums received to date together with the investment return earned less expenses and charges. This is mainly calculated on an individual policy basis using historic information and in line with the company's PPFM. Asset shares are closely matched since they move with the value of the underlying assets.

Policyholder liabilities (including options and guarantees) are then valued using a market consistent stochastic model. Included in other liabilities are provisions for specific items such as mortgage endowment reviews and other liabilities of the fund. Realistic valuations also allow for future profits of non-profit business written in the With Profits Fund to be included. In accordance with FRS 27, the value of future profits of non-profit business has been deducted from policyholder liabilities.

29. Realistic balance sheet continued

Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with-profits funds and can arise in non-participating funds. They can expose an insurance company to two types of risk: insurance (such as mortality/morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in future, before the expiry of the option or guarantee. Under FSA rules all options and guarantees must be valued and included in policyholder liabilities. For funds within the FSA's realistic capital methodology, options and guarantees are valued on a market-consistent stochastic basis that takes into account both the time value and the intrinsic value of the options and guarantees.

The majority of the Group's life and pensions options and guarantees are within FPLP's With Profits Fund. These are valued stochastically and included in the realistic liabilities. There are two main types of guarantees and options in the FPLP With Profits Fund: maturity guarantees and guaranteed annuity options. Maturity guarantees are in respect of conventional with-profits business and represent the sum assured and reversionary bonuses declared to date. The cost of these guarantees has been calculated at £427m (2004: £533m). For certain with-profits pension policies issued, there are options that guarantee rates at which annuities can be purchased. The cost of these guarantees has been calculated at £796m (2004: £736m).

The cost of the with-profits guarantees is assessed using a market-consistent stochastic model (using The Smith Model as the scenario generator) and is calculated using 5,000 simulations. The model has been calibrated using the gilt risk-free curve assuming interest rates of between 4.0% and 4.2% (2004: between 4.4% and 4.6%) and implied volatilities in the market. The capital return has been calibrated and compared to the actual asset portfolio. For equities, the capital return volatility varies by year with 21% pa (2004: 16%) assumed in year 7, increasing to 24% pa (2004: 20%) by year 14, and 26% pa (2004: 23%) by year 21. Volatility for property returns has been assumed at 15% pa throughout (2004: 15%).

The cost of guarantees also depends on management actions that would be taken under various scenarios. For example, the future level of the equity backing ratio (the ratio of funds held in equities and property to total investments) varies in each scenario depending on the ratio of the guarantee cost to the asset share. Similarly, the reversionary bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a prescribed fraction of the total asset share, leaving the remaining portion of the asset share to be paid as terminal bonus. The management actions are in line with the company's PPFM and are programmed into the model.

The guarantee cost in respect of guaranteed annuity options is assessed using a market-consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates. The guarantee cost in each scenario is the value of the excess annuity benefit provided by the options, relative to an annuity purchased in the open market. In estimating the future open market annuity rate, the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality has been derived from an analysis of recent operating experience informed by industry studies with allowance for annuitant mortality improvements. Future improvements are difficult to assess as there is no industry consensus. Short, medium and long cohort terminology refers to commonly accepted terms of the rate of future improvements, and the period over which those improvements are expected to occur. In general, the medium cohort for realistic reporting has been adopted.

The guaranteed annuity options cost also depends upon other factors such as policy discontinuance and tax-free cash take-up.

The factors are based on recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour.

A summary of the other key assumptions is as follows:

Policy discontinuances: lapse early retirement and paid-up rates vary by policy type and period, and have been based on recent experience. Policy lapses for pensions are generally in the range of 0.5% to 2% pa with policy lapses for life business in the range of 3% to 9% pa (13% for mortgage endowment policies). Paid-up rates for pensions are generally in the range of 7.5% to 10% pa with life policies generally in the region of 1% pa. These assumptions are unchanged from 2004. Early retirement rates vary by age band and policy type and have been reviewed and amended in 2005 based on recent experience.

Tax-free cash option: where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 18%–25% of the benefit is taken as tax-free, depending on type of business (2004: 17% for all types of business). This is based on recent experience.

There are also guarantees and options in respect of the Group's other life assurance business, but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

30. Capital statement

The capital statement in respect of the Group's Life & Pensions business is set out below. This statement shows an analysis of the available capital resources calculated on a realistic basis for the FPLP With Profits Fund and on a regulatory basis for all other funds. It also shows the regulatory capital requirements and, in total, the overall surplus capital over regulatory requirements. In addition the statement provides an analysis of policyholders' liabilities.

At 31 December 2005

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
Shareholders' funds						
Outside fund	-	-	-	-	951	951
Inside fund	-	-	1,149	13	-	1,162
	-	-	1,149	13	951	2,113
Other qualifying capital						
Subordinated debt	-	-	-	10	-	10
Preference shares	-	-	-	-	300	300
FFA	301	119	-	-	-	420
	301	119	1,149	23	1,251	2,843
Regulatory adjustments						
Assets	20	(1)	(610)	(228)	(8)	(827)
Liabilities	-	-	275	261	-	536
Shareholders' share of future bonuses	(85)	-	-	-	-	(85)
Total available capital resources	236	118	814	56	1,243	2,467
Capital requirement						
UK realistic basis	276	-	-	-	-	276
Other regulatory bases	-	17	332	29	-	378
	276	17	332	29	-	654
Overall surplus capital over regulatory requirements						1,813
Analysis of policyholders' liabilities						
With-profits	13,519	243	-	-	-	13,762
Unit-linked	-	-	13,853	8,871	-	22,724
Non-participating	2,783	39	3,128	58	-	6,008
Total	16,302	282	16,981	8,929	-	42,494

30. Capital statement continued

At 31 December 2004

	UK with-profits (FPLP) £m	UK with-profits (FPLA) £m	UK non-participating funds £m	Overseas Life & Pensions funds £m	Life & Pensions shareholders' funds £m	Total Life & Pensions business £m
Shareholders' funds						
Outside fund	-	-	-	-	355	355
Inside fund	-	-	1,126	36	-	1,162
	-	-	1,126	36	355	1,517
Other qualifying capital						
Subordinated debt	-	-	215	-	-	215
Preference shares	-	-	-	-	300	300
Implicit items	-	-	110	-	-	110
FFA	174	82	-	-	-	256
	174	82	1,451	36	655	2,398
Regulatory adjustments						
Assets	15	(2)	(549)	(198)	(6)	(740)
Liabilities	-	2	244	191	-	437
Shareholders' share of future bonuses	(58)	-	-	-	-	(58)
Total available capital resources	131	82	1,146	29	649	2,037
Capital requirement						
UK realistic basis	279	-	-	-	-	279
Other regulatory bases	253	33	264	6	-	556
	532	33	264	6	-	835
Overall surplus capital over regulatory requirements						1,202
Analysis of policyholders' liabilities						
With-profits	13,034	261	-	-	-	13,295
Unit-linked	-	-	10,787	2,356	-	13,143
Non-participating	2,595	36	2,929	50	-	5,610
Total	15,629	297	13,716	2,406	-	32,048

30. Capital statement continued

(a) Summary

As can be seen from the above table, the total available capital resources of the Group's Life & Pensions business amounts to £2,467m (2004: £2,037m), its regulatory capital requirements amount to £654m (2004: £835m) resulting in a surplus of available capital resources over regulatory capital of £1,813m (2004: £1,202m).

Set out below are details of how the available capital resources have been calculated, the restrictions that are in existence over the available capital resources, the basis of calculating the regulatory capital requirements and an explanation for the increase in the available capital.

Apart from capital employed in the Life & Pensions business amounting to £2,113m (2004: £1,517m), the Group's other main activity is that of Asset Management operated by the F&C Group in which Friends Provident owned 52% at 31 December 2005. The total capital in the Asset Management business amounts to £745m (2004: £878m). The capital employed in these two activities reconciles to the Group total equity attributable to ordinary shareholders of £2,688m (2004: £2,419m) by way of central corporate activities and consolidation adjustments (mainly goodwill), amounting to £(170)m (2004: £24m).

(b) Basis of calculating available capital resources in Life & Pensions business

The available capital of the two UK with-profits funds has been determined in accordance with FSA regulations and includes the FFA. The FFA represents the estimated surplus in the funds that has not been allocated and is available to meet regulatory and other solvency requirements of the funds. Adjustments have been made to restate all assets and liabilities onto a regulatory basis.

The majority of the Group's life and pensions options and guarantees are within FPLP's With Profits Fund and details are set out in note 29. These are valued on a market consistent stochastic basis. Options and guarantees outside FPLP's With Profits Fund are not considered to be material to the Group's future cash flows. In addition they have largely been matched with suitable assets and there is no material risk to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

The With Profits Fund in FPLP has available capital of £236m (2004: £131m) and has been calculated in accordance with the FSA's realistic capital regulations. In accordance with accounting rules, the realistic liabilities only represent amounts relating to policyholders and do not include the shareholders' share of future bonuses. However, the shareholders' share is treated as a deduction from capital that is available to meet regulatory requirements and shown as a separate adjustment in the capital statement.

The available capital in the closed with-profits fund in FPLA amounts to £118m (2004: £82m). This has been calculated in accordance with the FSA's regulatory capital requirements.

The available capital in the Group's UK non-participating businesses has been determined in accordance with FSA regulations and amounts to £814m (2004: £1,146m). In 2004, the available capital included a subordinated loan of £215m and an implicit item of £110m. Adjustments have been made to restate all assets and liabilities on to a regulatory basis. The regulatory adjustment to assets mainly consists of eliminating deferred acquisition costs. The regulatory adjustment to liabilities mainly represents the additional regulatory capital arising as a result of the securitisation of a defined book of pre-demutualisation business in December 2004.

The available capital in the Group's overseas businesses written by FPI and Lombard has been determined in accordance with local requirements and amounts to £56m (2004: £29m). FPI is based in the Isle of Man and Lombard is based in Luxembourg. The analysis of available capital is £31m FPI and £25m Lombard. In 2004 the available capital only related to FPI as Lombard was acquired during 2005. Adjustments have been made to restate all assets and liabilities onto local regulatory bases.

The shareholders' funds held outside the Life & Pensions funds are shown separately in the capital statement. It is the Group's policy to ensure that each subsidiary is adequately capitalised to support its life businesses and to exceed regulatory capital requirements. The amount of shareholders' funds available capital resources is £1,243m (2004: £649m).

(c) Restrictions on available capital resources in Life & Pensions business

The available capital is subject to certain restrictions as to its availability to meet capital requirements elsewhere in the Group. In particular, no transfers from long-term funds can take place without an up to date actuarial valuation. The main restrictions on capital are set out below.

UK With Profits Fund in FPLP: the available surplus held in the FPLP With Profits Fund can only be applied to meet the requirements of the fund itself or be distributed to policyholders and shareholders. Shareholders are entitled to an amount not exceeding one-ninth of the amount distributed to policyholders in the form of bonuses on conventional policies. Non-profit business written in the FPLP With Profits Fund has been securitised and surpluses are initially used to repay £380m of floating rate loan notes issued by the Group and any subsequent surplus may be distributed 40% to FPLP's With Profits Fund and 60% to shareholders. Arising from this arrangement, the FPLP Non Profit fund has loaned £173m to FPLP's With Profits Fund. The FPLP Non Profit fund has also provided a contingent loan of £50m (with a facility for a further £50m) to the FPLP With Profits Fund which is repayable out of future surpluses in the With Profits Fund, subject to certain restrictions.

30. Capital statement continued

UK With Profits Fund in FPLA: the available surplus held in the closed With Profits Fund of FPLA can only be distributed to policyholders.

UK non-participating funds: for non-participating business, the majority of surplus can be distributed to shareholders subject to meeting the requirements of the business. The FPLP Non Profit Fund has a liability to repay £215m subordinated loan stock in 2006 which has been included in qualifying capital in 2004 but has been assumed to be repaid in 2005 and has lent £180m to F&C which is repayable in 2006.

Overseas life funds: the available surpluses in FPI and Lombard can be distributed to shareholders subject to meeting the requirements of the businesses.

Shareholders' funds: the capital is generally available to meet requirements anywhere in the Group. It remains the intention of management to ensure that there is adequate capital to exceed the regulatory requirements of the Group's life and pensions businesses, to meet any net new business strain and to support the Group's overall credit ratings. The FPLP shareholders' fund has lent £25m to F&C on a subordinated basis with no set repayment term. FPLP has also guaranteed the £300m STICS issued in 2003 and £500m STICS issued in 2005 by the parent company.

(d) Basis of calculating capital requirements for Life & Pensions business

Each Life and Pensions company has to hold sufficient capital to meet its regulatory capital requirements.

For the FPLP With Profits Fund, the capital requirement is the risk capital margin (RCM) which amounts to £276m (2004: £279m). This is calculated on set criteria of adverse scenarios laid down by the FSA (the market risk scenarios tested are what would happen if property prices fall by 12.5%, equity prices fall by 20%, corporate bonds spreads increase by 5.22%, fixed interest yields rise 0.7% and persistency increases by 32.5%). The RCM is based on the asset mix at the year-end and takes into account hedging strategies and the actions management would take in the event of particular adverse market conditions.

Under the realistic capital methodology, the capital requirement is the higher of the 'twin peaks' test of the realistic peak and the regulatory peak. In FPLP With Profits Fund, the realistic peak applied in 2005 whereas the regulatory peak applied in 2004. This has resulted in a With Profits Insurance Capital Component (WPICC) of £639m required in 2005 to bring the regulatory peak of £599m in line with the realistic peak of £(40)m. In 2004, an additional capital component of £253m was required to bring the realistic peak of £(148)m in line with the regulatory peak of £(401)m as set out below.

	Realistic			Regulatory	
	2005 £m	2004 £m		**2005 £m**	2004 £m
Available capital	**236**	131	Surplus	**1,498**	488
Risk capital margin	**(276)**	(279)	Long term Insurance Capital requirements	**(549)**	(589)
			Resilience capital	**(350)**	(300)
Realistic peak	**(40)**	(148)	Regulatory peak	**599**	(401)
Additional capital requirement	**-**	(253)	With Profits Insurance Capital Component	**(639)**	-
	(40)	(401)		**(40)**	(401)

The capital cover to meet the regulatory solvency requirement of FPLP's With Profits Fund is provided from FPLP's Non Profit Fund and shareholders' fund, to the extent not met from the With Profits Fund itself.

For the FPLA closed With Profits Fund, the capital requirement has been calculated on a regulatory basis in accordance with FSA regulations at £17m (2004: £33m).

For UK non-participating funds, the relevant capital requirement is the minimum solvency margin determined in accordance with FSA regulations. This, in total, amounts to £332m (2004: £264m).

For overseas business, local regulatory capital requirements are determined and these amount to £29m (2004: £6m). This is analysed £8m for FPI and £21m for Lombard (2004: £6m in respect of FPI).

30. Capital statement continued

(e) Movement in available capital

At 31 December 2005 FPLP's total available capital resources had increased by £430m to £2,467m.

The available capital in FPLP With Profits Fund increased by £105m to £236m. This increase primarily results from assumption changes - in particular increases in surrender charges which are now in line with the Scheme of Demutualisation and which have increased available capital by £68m. There have also been a number of refinements to the model to improve the accuracy of the liabilities. The available capital in FPLA With Profits Fund increased by £36m to £118m as a result of the surplus arising in the year.

The available capital in the UK non-participating funds reduced by £332m to £814m mainly due to the non inclusion of implicit items (2004: £110m) and the subordinated debt (2004: £215m). Capital of £205m has been injected to meet new business strain of £267m. Other surpluses (net of transfers to shareholders) amount to £55m.

The available capital in the overseas funds increased by £27m to £56m as a result of surpluses arising in the year and the acquisition of Lombard.

The available capital in the shareholders' funds increased by £594m to £1,243m. This primarily relates to an increase in capital of £290m plus surpluses in shareholders' funds/transfers from non profit funds of £434m, less £130m dividend to parent company.

31. Risk management objectives and policies for mitigating risks

The Group's risk management policies and the processes for identifying risks across the Group, including strategic and operational risks, are described in the Corporate governance report. These processes include identification and control of financial, insurance, and other risks, the key components of which are:

- Market risk – the risk of loss arising from changes in the values of, or income from, assets or in interest or exchange rates. A risk of loss also arises from changes in the volatility of asset prices, interest rates or exchange rates.
- Insurance risk – the risk of loss due to the inherent uncertainties as to the occurrence, amounts and timing of insurance liabilities.
- Credit risk – the risk of loss due to the default of a company, individual or country, or a change in investors' risk appetite.
- Liquidity risk – the risk of loss because a firm, although solvent, either does not have sufficient financial resources available to it in order to meet its obligations as they fall due, or can secure them only at excessive cost.

For each of the above risks, the Group determines its risk appetite and sets its investment and underwriting policies accordingly. The Group companies set their respective qualitative risk appetites in a range from no appetite for the risk, through to actively pursuing those risks where they have competitive advantage. Risk policy is documented in each of the above areas, including the actions to mitigate those risks. A summary of how each risk is mitigated is provided below with, where appropriate, quantitative information on the exposure to that risk.

(a) Market risk

Market risk includes equity and property risk, foreign exchange risk and interest rate risk. The Group manages market risk attaching to assets backing specific policyholder liabilities and to assets held to deliver income and gains for the shareholder. Within the unit-linked funds and with-profits funds, the Group manages market risk so as to provide a return in line with the expectations of policyholders. The principal objective for shareholder assets is to manage them so that they meet the capital requirements of the Group, and support its future strategic and operational objectives.

Appetite for market risk varies for different asset classes and by the nature of the liabilities or funds that they represent. For example, in the Life & Pensions business, in relation to equity risk, appetite varies from taking on the risk when it is beneficial to do so for shareholder earnings at risk from annual management charges on unit-linked policies to avoiding risk wherever possible for assets backing non-linked, non-profit policies.

For assets backing policyholder liabilities, market risk is managed by matching, where possible, the duration and profile of assets to the policyholder liabilities they are backing. This helps manage market risk to the extent that changes in the values of assets are matched by a corresponding movement in the values of liabilities.

31. Risk management objectives and policies for mitigating risks continued

Market risk arises on guarantees and options offered on certain of the Group's products. As described within the section on policyholder liabilities (see note 28), the Group is exposed to guarantees on bonus additions that become more valuable as investment values fall. In addition, the Group is exposed to guaranteed cash and annuity options on certain pension policies that become more valuable as interest rates fall.

Shareholders' earnings are further exposed to market risk to the extent that the income from policyholder funds is based on the value of financial assets held within those unit-linked or with-profits funds.

Within F&C, there is no net market risk in relation to customer assets because the risk is fully borne by the clients concerned. Other assets and liabilities do not expose the Asset Management business to significant market risk. F&C actively pursues market risk in relation to the impact on management fees of movements in market variables such as equity prices and interest rates.

The following summarises the key actions undertaken by the Group to manage all aspects of market risk:

The Group Board Investment Committee oversees investment policy and strategy, which the Group actions primarily through the use of investment fund mandates. Day-to-day implementation of investment policy and strategy is managed predominantly by F&C in line with these approved mandates, subject to robust monitoring by the Group.

Mandates are set for each relevant fund within each of the insurance legal entities within the Group taking account of the relevant factors outlined above. Unit-linked funds are managed in line with their underlying objectives. The mandates set limits on the level of market risk permitted using some or all of the following mechanisms:

- defined performance benchmarks,
- a maximum proportion of the fund that can be held in equities and, for with-profits funds, a minimum level,
- restrictions on the size of companies within which equity investment can be held (eg potentially restricting UK equity to FTSE 100 stocks),
- defined asset allocations between UK and overseas equity exposure in specific regions,
- restrictions on the variation of the duration of the portfolio of bonds from the benchmark duration.

Equity derivatives are permitted to be held to facilitate efficient portfolio management or to reduce investment risk (without disproportionately increasing other types of risk), and appropriate approval must be obtained for their use. Currency futures and other derivatives may be held to manage currency risk, but only if permitted by individual fund mandates.

In addition to the mandates, the Group undertakes a programme of asset/liability management. For example, in order to manage the impact of interest changes on profit, corporate bonds and gilts are held to match the duration of annuity and permanent health insurance policies held. This provides matching of cash flows and valuation movements and is supplemented by the use of interest rate swaps to improve asset/liability matching as necessary.

In order to manage the exposure arising from guarantees and options, the Group purchases a number of derivatives, including interest rate swaps, equity put options and interest rate swaptions, to manage exposures to falls in equity prices or interest rates. Hedge accounting has not been applied to these derivatives, as movements in the fair value of these instruments will be offset by the movement in the valuation of the liability. As noted, the majority of these guarantees arise within FPLP's With Profits Fund and so any net fair value movement will be reflected in the FFA rather than within shareholders' funds.

The following provides additional information on the exposure to equity and property risk, foreign exchange risk and interest rate risk:

(i) Equity and property risk
For with-profits and unit-linked policies, the policyholders bear the majority of the investment risk and any change in asset values is matched by a broadly equivalent change in the liability. Shareholder funds invest in equities and are subject to risk from fluctuation in their value. Charges which are expressed as a percentage of fund are also impacted. The approximate impact of a 10% change in equity and property values on post-tax shareholder profits and equity is £72m (2004: £61m).

(ii) Foreign exchange risk
The Group invests in financial instruments denominated in currencies other than its measurement currency (pounds sterling). Consequently, the Group is exposed to the risk that the exchange rate of its measurement currency relative to other currencies may change in a manner that has an adverse effect on the value of the Group's financial assets and liabilities.

For unit-linked contracts, currency risk is borne by the policyholder. As noted above, the shareholders are subject to currency risk only to the extent that income from policyholder funds is based on the value of the financial assets held in those funds. The liability for non-linked insurance contracts in currencies other than sterling is immaterial.

The impact of exchange rate movement on F&C is minimised by repatriation of excess foreign currency funds to sterling, and by holding regulatory capital in the local currency.

31. Risk management objectives and policies for mitigating risks continued

(iii) Interest rate risk

The Group is exposed to fair value interest rate risk where changes to interest rates result in changes to fair values rather than cash flows, for example fixed interest rate loans and assets and derivatives that convert floating rate interest payments to fixed rates. Conversely, floating rate loans and derivatives that convert fixed interest rates to floating rates expose the Group to cash flow interest rate risk.

The following table shows effective interest rates for those financial instruments held at amortised cost and hence where such a rate is deemed applicable.

	2005 %	2004 %
Assets		
Cash and cash equivalents	**4.639**	4.327
Liabilities		
£215m Undated subordinated guaranteed bonds	**9.125**	9.125
£380m Floating rate secured notes	**4.977**	5.094
£230m Secured bonds	**5.230**	-
£290m Convertible bonds	**5.250**	5.250
Bank overdrafts	**5.625**	5.250

If interest rates increased by 1% across the whole yield curve there would be a fall in the value of fixed interest assets but the discount rate for valuing liabilities would be increased to partially offset the impact. The net effect of a 1% increase in interest rates at all terms would reduce post-tax profit and equity by about £86m (2004: £64m). The impact of a 1% reduction in interest rates would be to increase post tax profit and equity by about £79m (2004: £54m).

The following table indicates the contractual re-pricing dates for the Group's significant financial assets and liabilities and insurance and investment contracts that are exposed to interest rate risk (there were no instances where the re-pricing dates were before maturity dates). Assets and liabilities held within unit-linked funds where all financial risks are borne by the policyholder are excluded from the table below, as are any assets not directly exposed to interest rate risk.

31. Risk management objectives and policies for mitigating risks continued

Year ended 31 December 2005

	Less than one year £m	1-5 years £m	6-10 years £m	11-15 years £m	16-20 years £m	More than 20 years £m	No fixed term £m	Total 2005 £m
Financial and insurance assets:								
Cash flow interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	-	-
Units in unit trusts and shares in open ended investment companies	-	-	-	-	-	-	-	-
Debt securities and other fixed income securities	55	68	33	49	15	197	-	417
Participation in investment pools	-	-	-	-	-	-	-	-
Derivative financial instruments	-	(15)	(40)	(14)	73	144	-	148
Deposits with credit institutions	144	-	-	-	-	-	-	144
Fair value interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	9,778	9,778
Units in unit trusts and shares in open ended investment companies	-	-	-	-	-	-	262	262
Debt securities and other fixed income securities	404	951	3,337	2,192	2,084	4,682	-	13,650
Participation in investment pools	-	-	-	141	-	-	-	141
Derivative financial instruments	(6)	17	45	28	13	4	-	101
Deposits with credit institutions	-	-	-	-	-	-	-	-
Reinsurance assets	8	4	16	29	50	70	6	183
Financial and insurance liabilities:								
Fair value interest rate risk								
Insurance contracts	524	2,152	2,705	1,415	609	435	5,471	13,311
Investment contracts	269	675	824	715	634	833	2,510	6,460

Note that while significant cash flows often occur at the maturity date there are other cash flows which occur throughout the term of the contracts including income from investments, premiums, annuity payments, death and sickness payments, expenses and commission.

31. Risk management objectives and policies for mitigating risks continued

Year ended 31 December 2004

	Less than one year £m	1-5 years £m	6-10 years £m	11-15 years £m	16-20 years £m	More than 20 years £m	No fixed term £m	Total 2004 £m
Financial and insurance assets:								
Cash flow interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	-	-
Units in unit trusts and shares in open ended investment companies	-	-	-	-	-	-	-	-
Debt securities and other fixed income securities	15	54	35	22	8	136	-	270
Participation in investment pools	-	-	-	-	-	-	-	-
Derivative financial instruments	3	(6)	(26)	(5)	37	60	-	63
Deposits with credit institutions	86	-	-	-	-	-	-	86
Fair value interest rate risk								
Shares and other variable yield securities	-	-	-	-	-	-	4,716	4,716
Units in unit trusts and shares in open ended investment companies	-	-	-	-	-	-	38	38
Debt securities and other fixed income securities	296	780	2,278	2,413	2,246	4,903	-	12,916
Participation in investment pools	-	-	-	262	-	-	-	262
Derivative financial instruments	(9)	20	44	29	12	5	-	101
Deposits with credit institutions	-	-	-	-	-	-	-	-
Reinsurance assets	-	3	12	17	28	48	4	112
Financial and insurance liabilities:								
Fair value interest rate risk								
Insurance contracts	466	2,033	2,796	1,548	661	597	4,499	12,600
Investment contracts	248	633	734	648	556	800	2,686	6,305

Note that while significant cash flows often occur at the maturity date there are other cash flows which occur throughout the term of the contracts including income from investments, premiums, annuity payments, death and sickness payments, expenses and commission.

31. Risk management objectives and policies for mitigating risks continued

(b) Policy cash flow risk (including insurance risk)

Policy cash flow risk consists of the following four main areas:
Insurance risks:

- mortality risk – risk of loss arising due to policyholder deaths experience being different from expectations; or for annuities, risk of annuitants living longer than expected (called annuity longevity risk);
- morbidity risk – risk of loss arising due to policyholder health experience being different from expectations;

Other risks:

- policyholder decision risk – risk of loss arising from experience of actual policyholder behaviour (eg lapses, option take-up) being different from expectations;
- expense risk – risk of loss due to expense experience being different from expectations.

The Life & Pensions business actively pursues mortality risk and morbidity risk in those areas where it believes it has a competitive advantage in managing these risks to generate shareholder value (without compromising the interests of policyholders, and the need to treat customers fairly). Policyholder decision risk and expense risk are taken on when it is deemed financially beneficial for the organisation to do so, or where the taking of these risks is in support of the Group's strategic objectives.

Underpinning the Group's management of policy cashflow risk is:

- adherence to an approved underwriting policy that takes into account the level of risk that the Group is prepared to accept;
- controls around the development of products and their pricing; and
- regular analysis of actual mortality, morbidity and lapse experience which feeds into the development of products and policies.

Risks in excess of agreed underwriting limits may be reinsured. The Group's objective is to purchase reinsurance in the most cost-effective manner from reinsurers whose creditworthiness is deemed appropriate.

Substantially all insurance contracts, and 60% of the combined insurance and investment contract portfolio, are written in the UK and so results are sensitive to changes in the UK insurance market and tax regime. Otherwise the Group sells a diverse range of products to a diverse group of people.

Note 28 describes the main insurance contracts written by the Group and the basis of setting assumptions in measuring insurance liabilities which will take into account the risks above. The following sections describe how policy cashflow risks are managed and provide an indication of the sensitivity of reported profit to the risk. Each sensitivity has been calculated independently of the remaining risks (ie correlations between risks have been ignored).

F&C insurance contracts are all annuity contracts with guaranteed payment during the life time of the annuitant at a specified level or with a specified escalation factor. They are 100 per cent reinsured to Friends Provident Pensions Limited.

(i) Mortality and morbidity risk

Life assurance

Most insurance policies other than annuities and deferred annuity policies include life assurance. When pricing policies, an assumption is made as to the likelihood of death and this assumption is reviewed as part of the annual valuation of policies. To the extent that actual mortality experience is worse than that anticipated in pricing (and subsequently in the insurance liability valuation) a loss will be made. The risk is greater for those policies such as term assurance where the maturity or surrender benefit is small in relation to the death benefit. Other policies which have a savings element, such as endowment assurance have significant liabilities relating to the maturity benefit, particularly as the policy approaches maturity.

Critical illness

The Group writes a number of critical illness policies that pay out in the event of a policyholder's ill health. As for life assurance, the amount payable on ill health can be significantly higher than the amount payable if the policy is surrendered.

An increase in experienced mortality and morbidity will reduce IFRS profit. A 5% increase in assurance mortality and critical illness experience will reduce post-tax profit and equity by £26m (2004: £22m) before allowing for reinsurance and £6m (2004: £7m) net of reinsurance. This takes into account the impact from increasing the provision for future mortality as well as the impact from actual experience. A 5% reduction in assurance mortality and critical illness experience would increase post-tax profit and equity by £22m (2004: £16m) before reinsurance and £4m (2004: £4m) net of reinsurance.

Income protection

Income protection policies pay a regular level of benefit if the policyholder is unable to work due to incapacity for more than a specified period. The two main risks involved are an increase in the frequency of claims (the inception rate) and an increase in the average length of the claim (a reduction in recovery rate). Most income protection policies are regular premium with the premium and cover fixed at inception. Some group policies allow premiums to be reviewed but the premium rates are usually guaranteed for three years.

The impact of inception rates increasing by 5% and recovery rates reducing by 5% would be a £45m reduction in post-tax IFRS profit and equity (2004: £43m). A 5% reduction in inception rates and a 5% increase in recovery rates would increase post-tax profit and equity by about £33m (2004: £31m). The impact assumes that the reserving basis is adjusted to reflect the change in experience.

31. Risk management objectives and policies for mitigating risks continued

Annuities
Life annuities are contracts that, in return for a lump sum, pay a regular amount (usually monthly or annually and sometimes increasing at a fixed or index-linked rate), until the death of the policyholder. As a result, if annuitants live longer than expected on average, profits will reduce. In many cases the annuity is guaranteed payable for a fixed term (usually five years) even in the event of death. Many policies are written on joint lives so that when the first life dies the benefit continues, sometimes at a reduced level. These features tend to reduce the volatility of results to random fluctuations in experience but not the impact of a general increase in longevity.

Deferred annuities are contracts whereby there is a promise to pay a life annuity starting from a specified date in the future. These policies are subject to a similar risk from the impact of longevity, the only difference being that the risk of adverse impact is greater given that the annuity is payable further into the future. However, most of these policies are with-profits and the impact would be offset by a reduction in the FFA, with relatively little resulting impact on shareholder profits.

A 5% reduction in annuitant mortality would reduce post-tax IFRS profit and equity by £32m (2004: £27m). This takes into account the impact from increasing the provision for future mortality as well as the impact from paying more annuity than expected. A 5% increase in expected annuitant mortality would increase post-tax profit and equity by £29m (2004: £24m). These impacts assume that the reserving basis changes to reflect experience.

The impact of a mortality shock on term assurance business would normally be at least partially offset by a favourable impact on the annuity book.

(ii) Policyholder decision risk
Persistency experience varies over time as well as from one type of contract to another. Factors that will cause lapse rates to vary over time include changes in investment performance of the assets underlying the contract where appropriate, regulatory changes that make alternative products more attractive, customer perceptions of the insurance industry in general and the Group in particular, and the general economic environment.

The immediate impact on IFRS profit of a change in lapse rates is relatively small. An increase in lapse rates will normally result in a small reduction in profit due mainly to eliminating the deferred acquisition cost asset in respect of the insurance contracts that lapse. However the impact is much smaller than the effect of other factors considered here. Lapses have a more significant effect on the Group's other basis of measurement – being EEV profit.

The valuation of the Group's guarantees and options is described in note 28. As stated in that note, the cost of guaranteed annuity options is dependent on decisions made by policyholders such as policy discontinuance and tax-free cash take-up. These assumptions are set by reference to recent experience.

(iii) Expense risk
Though under IFRS 4 expense risk is not a component of insurance risk, it is an important financial risk in the context of insurance and investment contracts.

The whole of the impact of changes in expense levels is borne by shareholders with the following exceptions. In 2009 the charges made to the FPLP With Profits Fund for managing policies will be reviewed to reflect market rates at the time. Pre-demutualisation with-profits policyholders will bear the impact of any resulting changes to charges. Also FPLA closed fund with-profits policyholders bear the full expense risk for the fund.

Contractual terms for unit-linked and unitised with-profits products include provision for increases in charges. Certain expenses (such as fees/commissions) are fixed at the time a contract is written. If the remaining renewal expenses were to increase by 10%, the impact on post-tax profits and equity would be approximately £14m (2004: £11m).

(c) Credit risk

Credit risk can be described as the risk of loss due to the default of a company, individual or country, or a change in investors' risk appetite. It includes investment credit risk, derivative and reinsurance counterparty risks, deposit and loan risks.

The Life & Pensions business will take on investment credit risk and loan risk when it is deemed financially beneficial to do so in support of the Group's strategic objectives (eg on making an investment decision between two corporate bonds of differing credit quality, the default risk of the lower rated bond would be weighed up against the additional yield gained with a view to ensuring that the expected reward exceeds the potential cost of the default risk). F&C actively pursues credit risk in relation to the impact on management fees of credit events. The Group is averse to most other types of credit risk, in particular that related to the default of derivative counterparties, reinsurers and deposit takers.

To mitigate credit risk:

- Investment mandates for many funds will have a prescribed minimum credit rating of bonds that may be held. Investing in a diverse portfolio reduces the impact from individual companies defaulting.
- Counterparty limits are set for investments, cash deposits, foreign exchange trade exposure and stock lending.
- All derivative transactions are covered by collateral and derivatives are only taken out with counterparties with a suitable credit rating.
- The Group regularly reviews the financial security of its reinsurers.

In F&C, credit risk (including derivative counterparty risk) is managed by the application of a strict investment policy designed to limit exposure to companies with poor credit ratings and to avoid undue investment with any single counterparty. Regular meetings are held to consider credit developments and all credit exposures are reviewed at least annually. Collateral is not usually obtained for credit risk exposures on derivative instruments, except where margin deposits are required from counterparties.

31. Risk management objectives and policies for mitigating risks continued

The Group is subject to the risk of increases in credit spreads reducing the value of corporate bonds. Bases for valuing liabilities will reflect bond yields, reduced for default risk. To the extent that the increase in credit spreads reflects an increase in actual default rates, this will result in a reduction in profits. A 0.25% pa increase in average credit spread which is reflected by an increase in actual defaults will reduce post-tax profit and equity by £70m (2004: £59m).

Concentrations of credit risk might exist where the Group has significant exposure to an individual counterparty or to a group of counterparties with similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. The Group has most of its counterparty risk within its Life & Pensions business. As noted above this is monitored by the counterparty limits contained within the Group's investment guidelines, overlaid with regulatory requirements. As at 31 December 2005, the Group had two counterparty exposures that exceeded the limits. Management does not believe that the values of these holdings was such as to give rise to significant concentration of credit risk.

F&C is exposed to a concentration of credit risk to the extent of timing differences between the recognition of income for services rendered and the timing of receipt of management fees from clients. The specific concentration of risk from clients where trade debtors and accrued income for any one client or group of connected clients is £1m or more at 31 December is as follows:

	2005 £m	2004 £m
Amounts due from the Achmea group	**6**	7
Resolution Life plc	**3**	-
RSA plc	**1**	3
OEICs: Management fees	**3**	3
	13	13

Certain derivatives are subject to a legal right of set-off.

The amount disclosed in the balance sheet in respect of financial assets represents the Group's maximum exposure to credit risk.

An indication of the Group's exposure to credit risk is the quality of the investments and counterparties with which it transacts. The Group is most exposed to credit risk on debt and other fixed income securities, derivative financial instruments, deposits with credit institutions, reinsurance arrangements and cash and cash equivalents. Debt and other fixed income securities mainly comprise government bonds and corporate bonds. Given the nature of the Group's investments in government bonds the credit risk associated with these is considered small and the Group therefore focuses on monitoring the quality of its corporate bonds.

The following table gives an indication of the level of creditworthiness of those categories of assets which are most exposed to credit risk using principally ratings prescribed by Standard & Poor's and Moody's. Assets held within unit-linked funds have been excluded from the table below as the credit risk on these assets is borne by the policyholders rather than the shareholders.

31 December 2005

	AAA £m	**AA £m**	**A £m**	**BBB £m**	**BB £m**	**B £m**	**Not rated £m**	**Total £m**
Corporate bonds	**2,952**	**1,900**	**2,810**	**703**	-	-	**276**	**8,641**
Derivative financial instruments	-	**24**	**225**	-	-	-	-	**249**
Reinsurance assets	-	**26**	**157**	-	-	-	-	**183**

31. Risk management objectives and policies for mitigating risks continued

31 December 2004

	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Not rated £m	Total £m
Corporate bonds	2,766	1,571	2,738	614	-	-	169	7,858
Derivative financial instruments	-	42	122	-	-	-	-	164
Reinsurance assets	-	20	92	-	-	-	-	112

For over-the-counter derivative transactions undertaken by the Group, collateral is received from the counterparty if the contract is in-the-money (ie is an asset of the Group's and over any agreed minimum threshold). This collateral can be sold or repledged by the Group and is repayable if the contract terminates or the contract's fair value falls. At 31 December 2005 the fair value of such collateral held was £241m (2004: £162m). No collateral received from the counterparty has been sold or repledged.

In respect of deposits with credit institutions and cash and cash equivalents, Group policy is to hold cash and deposits in AAA money funds or financial institutions with a rating of above AA.

(d) Liquidity risk

The Group faces two key types of liquidity risk: shareholder liquidity risk (liquidity within funds managed for the benefit of shareholders, including shareholders' interests in long-term funds) and policyholder liquidity risk (liquidity within funds managed for the benefit of policyholders).

Longer-term shareholder liquidity risk will be taken on when it is deemed financially beneficial for the organisation to do so, or where the taking of this liquidity risk is in support of strategic objectives. Short-term shareholder liquidity risk is avoided due to the need to satisfy dividend expectations whilst having a limited timeframe to raise capital. Policyholder liquidity risk is not accepted, over either a short or longer-term timeframe, in all but the most extreme scenarios. The same is true for liquidity risk in F&C's investors' funds.

The overall objective of shareholder liquidity risk management is to ensure that there is sufficient liquidity over short (up to one year) and medium time horizons to meet the needs of the business. This includes liquidity to cover, amongst other things, new business costs, planned strategic activities such as acquisitions, servicing debt and equity capital as well as working capital to fund day-to-day cash flow requirements.

For policyholder funds, liquidity risk arises from a number of potential areas, including:

- a short-term mismatch between assets and liabilities
- having to realise assets to meet liabilities when asset values are depressed
- an unexpectedly high level of lapses/surrenders.

Liquidity risk is managed in the following way:

- Forecasts are prepared regularly to predict required liquidity levels over both the short and medium term.
- Committed third party funding facilities are held to enable cash to be raised in a relatively short time-span.
- Credit risk of cash deposits is managed by applying counterparty limits and imposing restrictions over the credit ratings of third parties with whom cash is deposited.
- Assets of a suitable maturity and marketability are held to meet policyholder liabilities as they fall due.
- Limits are set on the level of lower grade or speculative investments that can be held.

F&C's £180m loan falls due for repayment on 1 November 2006 and the F&C board are at an advanced stage of appointing advisors to facilitate the refinancing of this debt. Refer to note 34 for other Group loan repayment commitments.

32. Fund for future appropriations

The fund for future appropriations comprises all funds available for allocation, either to policyholders or to shareholders, the allocation of which had not been determined at the balance sheet date. This is analysed as follows:

	2005 £m	2004 £m
FPLP	**301**	174
FPLA	**119**	82
At 31 December	**420**	256

33. Investment contracts

	2005 £m	2004 £m
Unit-linked contracts	**21,441**	11,761
Policies with DPF	**6,394**	6,208
Other	**22**	32
Total investment contracts	**27,857**	18,001

Management consider that the fair value for policies with DPF is the best estimate; although there is no reliable basis for measuring the fair value of these contracts, the method corresponds with principles used to fair value other products.

34. Interest-bearing loans and borrowings

	2005 £m	2004 £m
Subordinated liabilities (i)	**235**	224
Debenture loans (ii)	**637**	385
Convertible bonds (iii)	**276**	311
Amounts owed to credit institutions (overdraft facilities)	**7**	46
Total interest-bearing loans and borrowings	**1,155**	966

(i) On 18 November 1996 FP Finance PLC issued £215m of 9.125% undated subordinated guaranteed bonds guaranteed by Friends Provident Life Office (FPLO). Redemption is at the option of FP Finance PLC and is not generally allowable prior to 25 November 2006. The bonds were guaranteed on a subordinated basis by FPLO after the claims of its senior creditors, including all policyholder liabilities. On 9 July 2001, under the Demutualisation Scheme, FPLP replaced FPLO as the guarantor. The fair value of the bonds at 31 December 2005 is £223m (2004: £229m). Other loans at fair value amount to £20m (2004: £9m) which is the same as the carrying value at both year-ends.

(ii) On 16 December 2004 FPLP raised £380m of core regulatory capital in the form of floating rate secured notes through a securitisation of the cash flows expected to emerge from a book of life insurance policies. The total cost of funds is approximately 5.5% per annum. The first repayment of principal on the notes is due on 15 April 2006 and every year thereafter, dependent on the surplus emerging from the book of life insurance policies. For the purposes of the securitisation, two special purpose vehicles were established, namely Box Hill Life Finance Plc and Box Hill Loan Finance Limited. Both companies have been treated as Group companies for the purposes of the consolidated accounts.

On 16 December 2004 Box Hill Life Finance Plc issued two classes of floating rate secured notes totalling the £380m. These were £280m Class A-1 floating rate secured notes due 15 April 2016 and £100m Class A-2 floating rate secured notes due 15 April 2019. The notes benefit from a financial guarantee provided by Ambac Assurance UK. The notes bear interest at a variable rate of 0.2% and 0.23% respectively above the 3 month LIBOR. The floating rate secured notes are carried at £377m, being £380m raised less capitalised issue costs of £3m. Interest is payable quarterly in arrears on 15 January, 15 April, 15 July and 15 October in each year. The fair value of the loan notes at 31 December 2005 is £380m (2004: £377m), which is the same as the carrying value at both year-ends.

In February 2005 F&C Commercial Property Trust plc issued £230m of 5.23% secured bonds due 2017, less issue costs of £1m.

Other debenture loans at fair value amount to £28m (2004: £8m) which is the same as the carrying value at both year-ends.

(iii) On 11 December 2002, the company issued £290m of 5.25% convertible bonds due 2007 which are convertible at the option of the holder to ordinary shares at any time on or after 21 January 2003 and up to 5 December 2007. The number of ordinary shares to be issued on conversion will be determined by dividing the principal amount of the relevant bonds by the conversion price in effect on the relevant conversion date. The initial conversion price is £1.71 per ordinary share. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 11 December 2007 at their principal amount.

The company may, at its option, redeem all (but not some) of the bonds outstanding at any time on or after 27 December 2005 and up to the final maturity date of 11 December 2007 if certain conditions are met.

34. Interest-bearing loans and borrowings continued

The convertible bonds are separated into a liability component, measured at amortised cost, and an embedded derivative being the option to convert to equity. At 31 December 2004, the embedded derivative is treated as a liability and is included at fair value within the overall value of the convertible bond. A deed poll election, effective May 2005, eliminated the Group's ability to settle conversion consideration in cash. Thereafter the embedded derivative is classified as equity and is held at its fair value at May 2005.

The liability component of the convertible bonds is carried at £276m (2004: £269m). The embedded derivative component is included in note 40 at 31 December 2005 and amounts to £51m. At 31 December 2004 the embedded derivative was valued at £42m and included in the value of the convertible bond.

The fair value of the convertible bonds at 31 December 2005 is £276m (2004: £311m). Interest is payable in equal instalments semi-annually in arrears on 11 June and 11 December in each year.

Total interest-bearing loans and borrowings are repayable as follows:

	2005 £m	2004 £m
Within one year or on demand	**238**	54
Between one and two years	**276**	215
Between two and three years	**-**	311
Between three and four years	**-**	-
Between four and five years	**22**	9
In more than five years	**619**	377
Total interest-bearing loans and borrowings	**1,155**	966

The total interest expenses for financial liabilities not measured at fair value through the income statement, which arises solely from interest-bearing loans and borrowings is £89m (2004: £50m).

35. Insurance payables, other payables and deferred income

	2005 £m	2004 £m
Creditors arising out of direct insurance operations	**100**	97
Creditors arising out of reinsurance operations	**6**	5
Accruals and deferred income	**87**	107
Investments purchased for subsequent settlement	**71**	23
Deferred front end fees	**101**	112
Discontinued operations	**-**	229
Premium rebate claw-back	**23**	24
Employee benefits	**30**	35
Other payables	**79**	123
Total insurance payables, other payables and deferred income	**497**	755

All insurance payables and other payables are repayable within a period of one year except for deferred front end fees which are analysed: current £13m and non current £88m. The estimated fair values of insurance payables and other payables are the amounts recorded at year-end.

36. Provisions

	Pension schemes £m	Review of mortgage endowment sales £m	Review of other sales £m	Future consideration for Lombard £m	Other £m	Total £m
At 1 January 2005	59	64	22	-	40	185
Charged in the year	61	42	(2)	-	15	116
Acquisition of Lombard	-	-	-	146	-	146
Utilised in the year	(13)	(57)	(7)	-	(6)	(83)
At 31 December 2005	**107**	**49**	**13**	**146**	**49**	**364**
Current	-	39	8	58	22	127
Non-current	107	10	5	88	27	237
	107	**49**	**13**	**146**	**49**	**364**

(a) Pension schemes

Details of the Group's pension schemes are set out in note 10.

(b) Review of mortgage endowment sales

Provision has been established for the estimated likely cost of redress, including administrative costs, arising from the review of the suitability of mortgage endowment policies. In addition to the accounting provision of £49m (2004: £64m), an actuarial reserve of £60m (2004: £64m) was held in the insurance contracts provision of FPLP's With Profits Fund in respect of estimated further complaints.

There is considerable uncertainty involved in the calculation of this provision which has been calculated on a best estimate basis taking into account Group and industry experience. The majority of the mortgage endowment redress provision is expected to be settled in the next two years.

(c) Review of other sales

Provisions have been established for the estimated likely cost of redress, including administrative costs, arising from the review of other sales. In addition to the accounting provision of £13m (2004: £22m), an actuarial reserve of £20m (2004: £nil) was held in the insurance contracts provision in respect of estimated further complaints.

There is considerable uncertainty involved in the calculation of the provisions, which have been calculated on a best estimate basis taking into account recent Group and industry experience.

(d) Future consideration for Lombard

Future consideration for Lombard includes future earn-out payments to be made which are variable on Lombard's performance in 2005 and 2006, (see note 43(a)).

(e) Other

Other provisions consist of £18m (2004: £15m) in respect of vacant properties, £9m (2004: £10m) in respect of potential claims on share entitlements not claimed following demutualisation, and other £22m (2004: £15m).

37. Net asset value attributable to unit holders

Investments in collective investment schemes in which the Group has a controlling interest are consolidated. The net asset value attributable to units that are not owned by the Group is treated as a liability and amounts to £751m (2004: £576m). Profit attributable to units that are not owned by the Group amounts to £136m (2004: £71m).

38. Movement in capital and reserves

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2005	**199**	**1,799**	**421**	**299**	**2,718**	**80**	**2,798**
Total recognised income and expense for the year	-	-	**107**	**37**	**144**	**17**	**161**
Dividends on equity shares	-	-	**(157)**	-	**(157)**	**(29)**	**(186)**
Interest paid on STICS	-	-	-	**(21)**	**(21)**	-	**(21)**
Appropriations of profit	-	-	**(157)**	**(21)**	**(178)**	**(29)**	**(207)**
Issue of share capital	-	-	-	-	-	-	-
Issue of STICS	-	-	-	**495**	**495**	-	**495**
Share based payments	-	**5**	**14**	-	**19**	**12**	**31**
Disposal of subsidiary	-	-	-	-	-	**54**	**54**
Change in participation in subsidiary	-	-	-	-	-	**42**	**42**
Allotment on acquisition of Lombard	**15**	**234**	-	-	**249**	-	**249**
Conversion option	-	-	**51**	-	**51**	-	**51**
Property transfer into trust	-	-	-	-	-	**266**	**266**
At 31 December 2005	**214**	**2,038**	**436**	**810**	**3,498**	**442**	**3,940**

Details of the authorised and issued share capital of the company are set out in note 39, the analysis of other reserves is set out in note 40, details of STICS are set out in note 41 and details of the property transfer into trust are set out in note 43(c).

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2004	172	1,446	376	299	2,293	(67)	2,226
Total recognised income and expense for the year	-	-	138	21	159	15	174
Dividends on equity shares	-	-	(134)	-	(134)	(16)	(150)
Interest paid on STICS	-	-	-	(21)	(21)	-	(21)
Appropriations of profit	-	-	(134)	(21)	(155)	(16)	(171)
Issue of share capital	17	212	-	-	229	-	229
Share based payments	1	2	4	-	7	-	7
Unclaimed shares on demutualisation	-	15	-	-	15	-	15
Allotment on acquisition of F&C	9	124	-	-	133	148	281
Profit on deemed disposal of F&C	-	-	37	-	37	-	37
At 31 December 2004	199	1,799	421	299	2,718	80	2,798

39. Share capital and share premium

(a) Authorised and issued share capital of the company

	2005 £m	2004 £m
Authorised		
2,500m (2004: 2,500m) ordinary shares of 10 pence	**250**	250
Allotted and fully paid		
2,139m (2004: 1,989m) ordinary shares of 10 pence	**214**	199

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company's shares that are held by the Group (Treasury shares), all rights are suspended until those shares are reissued. Treasury shares are available for use to settle liabilities in respect of share options for employee share schemes, at which point they are redesignated as ordinary shares.

(b) Changes to share capital and share premium during the year

	Treasury shares number	Ordinary shares number	Total number	Share capital £m	Share premium £m
At 1 January 2004	-	1,722,371,500	1,722,371,500	172	1,446
Share placing (i)	-	172,405,671	172,405,671	17	212
Transfer in respect of demutualisation (ii)	46,537,610	(46,537,610)	-	-	15
Allotment on acquisition of F&C (iii)	-	92,433,278	92,433,278	9	124
Employee share schemes	(919,638)	2,604,857	1,685,219	1	2
At 31 December 2004	45,617,972	1,943,277,696	1,988,895,668	199	1,799
Allotment on acquisition of Lombard (iv)	-	150,249,291	150,249,291	15	234
Employee share schemes	(5,509,717)	5,509,717	-	-	5
At 31 December 2005	**40,108,255**	**2,099,036,704**	**2,139,144,959**	**214**	**2,038**

(i) The share placing on 2 July 2004 raised net proceeds of £229m. This sum was used to fund the initial payment of £250m in respect of the acquisition of F&C. The shares were issued at £1.35 each, which was the market price.

(ii) Following demutualisation in 2001, share and cash entitlements that were not claimed were placed into two trusts. On 9 July 2004 the trusts were wound up and 61.4m shares and £25m cash were transferred to the company for nil consideration in exchange for it accepting liability for any future claims in respect of demutualisation entitlements (which must be made by 9 July 2013) and a commitment to endow the Friends Provident Foundation, a registered charity, with cash or shares to a value of £20m.
The company has set up a provision of £10m, based on a best estimate, in respect of possible future claims from policyholders (which will only be paid out in cash). To satisfy the commitment to the charitable trust, 14.9m shares with a fair value of £20m (£1.35 a share) were transferred in 2004 to the Friends Provident Foundation for nil consideration. The combined effect of these transactions resulted in an increase in the share premium of £15m.
The remaining 46.5m shares were designated as Treasury shares. These shares do not carry any voting rights or entitlement to dividends and are available for use to settle liabilities in respect of share options for employee share schemes, at which point they are redesignated as ordinary shares.

(iii) The allotment of 92.4m shares on 11 October 2004 represents the balance of consideration in respect of the acquisition of F&C. The shares had a fair value of £133m. The shares were allocated at the market price of £1.4425 each, resulting in a share premium of £124m.

(iv) The allotment of 150.2m shares represents consideration in respect of the acquisition of Lombard. This was allotted in three stages, the first being 113.5m shares on 11 January 2005 at £1.65 resulting in a share premium of £175.3m. The second was 0.4m shares on 6 April 2005 at £1.73 resulting in a share premium of £0.6m and the third was 36.4m shares on 15 April 2005 at £1.71 resulting in a share premium of £58.4m.

(v) Since the end of the year 15,383,909 Treasury shares have been redesignated as Ordinary shares to satisfy liabilities in respect of various employee share schemes. As at 10 April 2006, the company had 2,114,420,613 Ordinary shares in issue and 24,724,346 Treasury shares.

(c) Options

Outstanding options under the Group's option schemes at 31 December 2005 are set out in note 11.

40. Other reserves

	Retained earnings £m	Convertible bonds £m	Foreign currency translation reserve £m	Total £m
At 1 January 2005	**419**	**-**	**2**	**421**
Profit for the year	**132**	**-**	**-**	**132**
Actuarial losses on defined benefit schemes	**(18)**	**-**	**-**	**(18)**
Foreign exchange adjustments	**-**	**-**	**(7)**	**(7)**
Dividends	**(157)**	**-**	**-**	**(157)**
Share based payments	**14**	**-**	**-**	**14**
Conversion option	**-**	**51**	**-**	**51**
At 31 December 2005	**390**	**51**	**(5)**	**436**

	Retained earnings £m	Convertible bonds £m	Foreign currency translation reserve £m	Total £m
At 1 January 2004	376	-	-	376
Profit for the year	143	-	-	143
Actuarial losses on defined benefit schemes	(7)	-	-	(7)
Foreign exchange adjustments	-	-	2	2
Dividends	(134)	-	-	(134)
Share based payments	4	-	-	4
Profit on deemed disposal of F&C	37	-	-	37
At 31 December 2004	419	-	2	421

41. Step-up Tier one Insurance Capital Securities

	2003 STICS £m	2005 STICS £m	Total £m
At 1 January 2004	299	-	299
Interest payable in the year	21	-	21
Interest paid in the year	(21)	-	(21)
At 31 December 2004	299	-	299
Issue of 2005 STICS	-	495	495
Interest payable in the year	21	16	37
Interest paid in the year	(21)	-	(21)
At 31 December 2005	**299**	**511**	**810**

The company has issued two STICS. These are identified as the 2003 STICS and the 2005 STICS. Under IFRS, it is necessary to treat STICS as equity as there is no requirement to settle the obligation in cash or another financial asset. In accordance with IFRS interest payable of £37m (2004: £21m) has been added to and interest paid of £21m (2004: £21m) has been deducted from the STICS reserve. Interest payable in the year on these STICS has been deducted of the calculation of the underlying profit.

2003 STICS:
On 21 November 2003, the company issued £300m of STICS, which bear interest from November 2003 to November 2019 at a rate of 6.875%. The STICS have no maturity date but will be redeemable at the option of the company on 21 November 2019, thereafter on the coupon payment date falling on or nearest successive fifth anniversaries of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are irrevocably guaranteed on a subordinated basis by FPLP. The guarantee is intended to provide holders with rights against FPLP in respect of the guaranteed payments which are as near as possible equivalent to those which they would have had if the STICS had been directly issued preference shares of FPLP. For each coupon period after 20 November 2019, the STICS will bear interest that is reset every five years. The STICS are carried at £299m, being £300m principal less capitalised issue costs of £3m, plus interest due of £2m not yet paid to STICS holders. Interest is payable in equal instalments semi-annually in arrears on 21 May and 21 November of each year.

2005 STICS:
On 27 June 2005, the company issued £500m of STICS, which bear interest from 30 June 2005 to 30 June 2015 at a rate of 6.292%. The STICS have no maturity date but will be redeemable in whole or part at the option of the company on 1 July 2015, thereafter on every fifth anniversary of this date. The STICS are perpetual securities and are not redeemable at the option of the holders at any time. The STICS are guaranteed on a limited and subordinated basis by FPLP. For each coupon period after 1 July 2015, the STICS will bear interest that is reset every five years. The STICS are carried at £511m, being £500m principal less capitalised issue costs of £5m, plus interest due of £16m not yet paid to STICS holders. Interest is payable annually in arrears on 30 June of each year.

42. Contingent liabilities and commitments

(a) Past sales

The Group has made provision for the estimated cost of settling complaints in respect of past sales. Although the provisions are regularly reviewed, the final outcome could be different from the provisions established as these costs cannot be calculated with certainty and are influenced by external factors beyond the control of management. Such uncertainties include future regulatory actions, media attention and investment performance. The majority of the uncertainty relates to endowment mortgages although a number of other products are being reviewed as an ongoing process. It is expected that the majority of endowment cases requiring compensation will be settled in the next two years.

(b) VAT on investment trust management fees

In a current European Court case, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this case were successful, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. The AITC (a party to the above litigation) has indicated that it believes claims dating back as far as 1990 may be lodged with fund managers by investment trusts. Companies in the F&C group can submit repayment claims to HM Revenue & Customs, but only dating back as far as 2001, being the maximum time period permitted. F&C has begun to receive protective claims from a number of its investment trust clients and has lodged protective claims with HM Revenue & Customs. At present, the directors of F&C are not able to judge the likelihood that the VAT court case will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore, are not able to quantify the potential liability.

(c) F&C acquisition

In December 2000, when Eureko BV acquired F&C Group (Holdings) Limited, approximately 73% of the issued ordinary shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko BV was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that the third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could have a material adverse effect on F&C's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C have been informed that Eureko BV has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko BV) to F&C in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited), which is capped at approximately £432m.

(d) Loan facility

The company has given an undertaking to the F&C Board that in the unlikely circumstances that F&C is unable to refinance its £180m loan facility on normal commercial terms in the external market due to market or other factors at the time of refinancing, FP would be willing to provide either a facility or a bridging facility until such time as F&C refinances the loan.

(e) Operating leases where the Group is lessee

The Group leases a number of properties under operating leases. These leases typically run for a period of 50 years, with an option of renewal at the end of the lease. Lease terms include annual escalation clauses to reflect current market conditions.

The future minimum rentals payable under non-cancellable leases are as follows:

		2005			2004	
	Land and buildings £m	**Other £m**	**Total £m**	Land and buildings £m	Other £m	Total £m
Within one year	**3**	**4**	**7**	3	3	6
Between one and five years	**14**	**2**	**16**	6	1	7
In more than five years	**148**	**-**	**148**	158	-	158
Total operating lease payables	**165**	**6**	**171**	167	4	171

42. Contingent liabilities and commitments continued

(f) Sub-lease receivables

Future minimum rentals receivable under non-cancellable operating leases at the year-end are as follows:

	Premises	
	2005	2004
	£m	£m
After one year but not more than five years	**7**	8
More than five years	**13**	3
	20	11

43. Business combinations

(a) Lombard acquisition

On 11 January 2005 the Group acquired 100% of the voting rights of Lombard, a non-listed wealth management group of companies, incorporated in Luxembourg. The following table summarises the assets and liabilities acquired:

	Book value on acquisition £m	Fair value adjustments £m	Fair value on acquisition £m
Intangible assets:			
Present value of in-force business	-	230	230
Other intangibles	3	103	106
Property and equipment	1	-	1
Financial assets	3,719	-	3,719
Deferred acquisition costs	70	-	70
Deferred tax asset	8	7	15
Other receivables	11	-	11
Other prepayments and accrued income	8	-	8
Cash and cash equivalents	485	-	485
Investment contracts	(4,187)	-	(4,187)
Interest-bearing loans and borrowings	(28)	-	(28)
Provisions	(5)	2	(3)
Deferred tax liabilities	-	(86)	(86)
Other payables	(34)	-	(34)
Deferred income	(52)	-	(52)
	(1)	256	255
Goodwill arising on acquisition			151
Total			406
Discharged by:			
Issue of 150.2m ordinary shares in the company			250
Future consideration			146
Acquisition costs			10
Total consideration			406

The fair value of adjustments include £103m of intangible assets (primarily relating to distribution relationships) and present value of acquired value of in-force business of £230m. These have been grossed up for the tax amortisation benefit.

43. Business combinations continued

The £250m fair value of shares issued was based on the market price on the date of exchange. 150,249,291 ordinary shares of Friends Provident plc were issued for the acquisition in three individual allotments (1st allotment: 113,477,763 shares at £1.645 per share, 2nd allotment: 389,414 shares at £1.733 per share and 3rd allotment: 36,382,114 shares at £1.705 per share).

Future consideration represents future earn-out payments to be made which are variable on Lombard's performance. Earn-out payments in respect of 2004 performance have already been settled in shares; further consideration is due in respect of earn-out for 2005 and 2006 performance. The payments are dependent on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. Earn-out payments are payable in shares or cash, at the Group's option. The payment in respect of 2004 was capped at €90m (£62m) and payment in respect of 2005 will be capped at €85m (£58m) with any excess combined with the final potential payment in respect of the 2006 year.

The goodwill of £151m is attributable to the quality, experience and knowledge of Lombard management and staff, which is expected to generate significant new business value in the foreseeable future. Such experience and knowledge manifests itself in existing business relationships (and the ability to maintain and further develop these), and processes that are not captured in separately identifiable intangible assets. The diversification of Lombard's business and the flexible business model and relatively unique competitive position also adds significant value.

Illustrations of the future earn-out payments have been made on a range of scenarios. Each scenario assumes a payment for 2005 of €85m, and a payment for 2006 based on a growth in new business profits from a 2005 base.

	2006 Earn-out payments		Total earn-out payment for 2005 and 2006	
Growth in 2006 new business profits	€m	£m	€m	£m
0%	102	70	187	128
15%	128	88	213	146
25%	152	104	237	162

For the purpose of calculating the consideration reflected in the financial statements it has been assumed that growth rate will be 15% in 2006. The earn-out payments have been calculated in euros and converted to sterling at an exchange rate of 1.4554.

The impact of Lombard on the result for 2005 has been to increase revenue by £568m and profit before tax by £8m.

43. Business combinations continued

(b) F&C Group (Holdings) Limited acquisition

On 11 October 2004 the company acquired, through ISIS Asset Management Plc (ISIS), its principal Asset Management subsidiary, F&C Group (Holdings) Limited and its subsidiaries from Eureko BV for a consideration of £445m. The group acquired is predominantly a European-wide Asset Management business. The business combination is being accounted for as an acquisition. On the completion date of 11 October 2004, ISIS was re-named F&C Asset Management plc (F&C).

The table below reconciles the book value on a UK GAAP basis of the assets acquired and other fair value adjustments, including adjustments required to convert to IFRS, to the final fair value of the assets acquired. During 2005, following the review of the completion accounts and subsequent agreement with Eureko BV regarding adjustments to the purchase consideration, additional adjustments were made to determine the fair value of assets acquired.

	Book value on acquisition £m	Adjustments £m	Provisional fair value to the Group at acquisition as at 31 December 2004 (as restated) £m	Additional fair value adjustments £m	Final fair value to the Group at acquisition £m
Intangible assets	-	517	517	-	517
Property, plant and equipment	4	-	4	-	4
Financial assets	1	-	1	1	2
Current tax assets	-	-	-	1	1
Deferred tax asset	16	4	20	-	20
Other receivables	60	(4)	56	(2)	54
Cash and cash equivalents	133	-	133	-	133
Provisions	(2)	-	(2)	(4)	(6)
Pension deficit	-	(7)	(7)	-	(7)
Deferred tax liability	-	(155)	(155)	-	(155)
Other payables	(121)	-	(121)	(8)	(129)
Deferred income	(5)	-	(5)	-	(5)
	86	355	441	(12)	429
Minority interest			(211)	6	(205)
			230	(6)	224
Goodwill arising on acquisition			221	-	221
Total			**451**	**(6)**	**445**
Discharged by:					
Issue of 92.4m ordinary shares in the company			133	-	133
Cash			250	-	250
Reduction in the company's holding in ISIS			50	-	50
Estimate of further consideration			8	(6)	2
Acquisition costs			10	-	10
Total consideration			**451**	**(6)**	**445**

The consideration was satisfied by cash of £250m and the issue of 92,433,278 shares in the company to Eureko BV at market price of £1.4425 giving a fair value of £133m.

IFRS 3 requires fair value adjustments to be reflected as if they had been determined as at the date of the acquisition. As a result, the fair value adjustments made during 2005, in respect of balances as at 11 October 2004, have necessitated the restatement of certain balances as at 31 December 2004.

43. Business combinations continued

The directors considered the fair values on acquisition as provisional until the finalisation of the completion accounts and final negotiations with Eureko BV regarding the purchase consideration. The following fair value adjustments have been made:

- Financial investments have been increased to reflect the fair value of the acquired group's interest in private equity investments.
- Debtors have been reduced to their estimated realisable value to reflect that doubt exists as to the recoverability of certain balances.
- The fair values of the defined benefit pension liabilities have been amended to reflect the IAS 19 assumptions adopted by the Group and to reflect the market value at completion of the accounts.
- Provisions have been increased to reflect the directors' assessment of provisions in respect of onerous property contracts and the cost of providing benefits to employees on long-term sickness leave.
- Other payables have been increased to reflect additional obligations of the acquired entities which are considered to exist at 11 October 2004, but which were not fully reflected in the completion accounts.
- Taxation adjustments have been made to reflect the taxation effect of the non-taxation fair value adjustments, together with an additional provision in respect of tax obligations in existence as at 11 October 2004, as a result of the submission of prior period tax computations.

As the acquired entities did not constitute a statutory group for the whole period of 2004 prior to the date of the acquisition, it is not practical to present the revenue or profit of the acquired group for the entirety of 2004 as if the acquisition had been effected as at 1 January 2004.

The Group's interest in the ordinary shares of ISIS fell from 67% to 51% (52.5% excluding those shares held in Treasury) following the issue of 331m new ordinary shares by ISIS, 145m of which were issued to the Group. The remainder of these shares were issued to Eureko BV and F&C. This gives rise to a deemed disposal of a stake in ISIS by the company for which the consideration was £50m, calculated as the fair value of the holding deemed to have been disposed of. A profit of £37m arose on the deemed disposal.

Following the finalisation of the fair value of the net assets acquired by F&C, the additional consideration for the acquisition of £16m disclosed in the 2004 annual report and accounts has been reduced to £3m, of which the Group's share is £2m (2004: £8m).

Acquisition costs include the Group's share of £13m of expenses incurred by ISIS in connection with the acquisition and the Group's own costs of £3m.

(c) F&C Commercial Property Trust plc

In January 2005, F&C Commercial Property Trust (CPT) was incorporated as an investment trust and subsequently listed. A fund raising exercise was completed in the first half of 2005 which raised approximately £965m (£943m net of costs comprising £714m from the issue of shares and £229m from the issue of bonds).

FPLP With Profits Fund transferred its direct property investments and property unit trusts to CPT at a market value of £925m. This was discharged by way of 465m ordinary shares with a nominal value of £0.90 issued at £1 each. In addition CPT discharged £315m of liabilities held in FPLP and made a cash payment of £145m.

The above transaction was completed in the first half of 2005 and at 30 June 2005 various life funds of the Friends Provident Group owned 63% of the share capital of CPT. The Group has subsequently reduced its exposure to CPT through the sale of shares to third parties and the holding at 31 December 2005 was 58%.

The profit in CPT for 2005 amounted to £152m with £95m allocated to various life funds with £57m to the minority interest. Shareholders have no direct interest in CPT.

44. Discontinued operations

The Group held a controlling interest in ISIS Equity Partners plc, a venture capital organisation, which controlled a number of underlying unquoted companies, primarily through investments by FPLP's With Profits Fund. Under IFRS rules, it was necessary to fully consolidate these companies into the Group accounts at 31 December 2004 rather than treat them as investments. On 30 June 2005 the Group disposed of its controlling interest in the private equity operation of ISIS Equity Partners plc to ISIS EP LLP. As a result of the disposal, the Group is not required to consolidate its remaining interest in the private equity operation which is included in investments at 31 December 2005. The results of the underlying unquoted companies have been shown as discontinued activities.

The net assets of the private equity operation at 30 June 2005 were £0.2m and the consideration received was a nominal amount of cash plus 19.99% of the voting A class ordinary capital in ISIS EP LLP. In addition, the Group subscribed £2.5m for non-voting, non-participating B class capital. ISIS EP LLP is considered to be an associate as the Group has the ability to exert significant influence and affect policy and decision making through the appointment of one out of the six members of the management board.

An analysis of the result of the discontinued operations is set out below (the profit after tax figure relates solely to the minority interests in the underlying unquoted companies):

	2005* **£m**	2004 £m
Revenue	**165**	325
Expenses	**(151)**	(282)
Results from trading operations	**14**	43
Profit on disposal of subsidiaries	**22**	-
Loss on discontinuation	**(54)**	-
Transfer from/(to) the FFA	**29**	(17)
Profit before tax	**11**	26
Tax	**(3)**	(8)
Profit after tax from discontinued operations	**8**	18

* six months to 30 June 2005 when the controlling interest was disposed.

The net cash flows attributable to the discontinued operations are as follows:

	2005* **£m**	2004 £m
Operating activities	**(5)**	95
Investing activities	**2**	(75)
Financing activities	-	-
Net cash (outflow)/inflow	**(3)**	20

* six months to 30 June 2005 when the controlling interest was disposed.

The assets and liabilities of the unquoted companies that were consolidated at 31 December 2004 amounted to £209m and £272m respectively. The assets included £25m of cash and cash equivalents.

45. Directors' shareholdings

The interests of directors, their spouses and children under the age of 18 in the shares of Friends Provident plc and its subsidary F&C Asset Management plc, are shown below:

	Friends Provident plc Ordinary shares of 10 pence			F&C Asset Management plc Ordinary shares of 0.1 pence		
	Movement in shareholdings after 31 December 2005*	**31 December 2005**	31 December 2004**	**Movement in shareholdings after 31 December 2005***	**31 December 2005**	31 December 2004**
Executive						
Howard Carter	**(24,560)**	**24,560**	24,560	**(37,280)**	**39,063**	43,364
Alain Grisay (appointed 1 January 2006)	-	-	-	**197,674**	**726,297**	1,195,637
Ben Gunn	**66,248**	**38,773**	37,913	-	-	-
Philip Moore	-	**1,332**	1,332	-	**2,163**	2,163
Keith Satchell	**143,761**	**63,528**	62,668	-	**14,326**	14,326
Non-executive						
Alison Carnwath	-	**10,000**	10,000	-	**8,651**	8,651
Christopher Jemmett	-	**2,655**	2,655	-	**24,476**	23,065
Lady Judge	-	**17,865**	17,865	-	-	-
Ray King	-	**10,000**	-	-	-	-
Lord MacGregor	-	**13,849**	13,849	-	-	-
Sir Adrian Montague	-	**5,781**	5,781	-	-	-

* Changes to directors' interests during the period 1 January 2006 to 10 April 2006 include shares acquired through the Group's share incentive plans and options exercised under ESOS 2003 and LTIP 2003.

** or date of appointment if later

46. Related parties

In the ordinary course of business, the Group and its subsidiary undertakings carry out transactions with related parties, as defined by IAS 24 Related party disclosures. Material transactions for the year are set out below.

The principal subsidiary undertakings of the Group and its interest in associates and joint venture are shown in notes 19 and 20 respectively.

(a) Key management personnel compensation

Key management personnel consists of the Group's directors, the Managing Directors and Chief Executives of the Group's business units, the Group's principal actuary and other key executive board directors of the Group's listed subsidiary, F&C Asset Management plc.

In aggregate the compensation paid to key management is as set out below:

	Number	2005 £m	2004 £m
Short-term employee benefits	**22**	**7.1**	6.0
Post-employment benefits (excluding defined benefit schemes)	**3**	**0.1**	0.1
Termination benefits	**2**	**2.0**	0.3
Share based payments	**14**	**3.8**	1.2
Total key management personnel compensation charged to the income statement		**13.0**	7.6
Post employment benefits - defined benefit schemes	**11**	**3.1**	2.2
Total key management personnel compensation		**16.1**	9.8

'Post-employment benefits - defined benefit schemes' comprises the change in value of key management personnel accrued pension benefits from the beginning of the relevant financial year to the end of that year. This is consistent with the amounts disclosed as 'increase in transfer value during the year' in the table on page 62 of the Remuneration Report of the Board. Details of pension schemes and share schemes operated by the Group, and in which key management personnel participate are given in notes 10 and 11.

In addition to the amounts above, the following fees were payable:

Sir David Kinlock resigned as the Chairman of F&C on 11 October 2004. His fees of £57,000 for 2004 were paid to Caledonia Investments plc.

Fees payable to K Satchell and BW Sweetland of £52,000 for their services as non-executive directors of F&C in 2004 were paid to Friends Provident Management Services Limited. BW Sweetland retired as a director of F&C on 24 January 2005 and PW Moore was appointed a director of F&C on 24 January 2005. Fees in respect of 2005 have been waived by the Group.

There were no balances outstanding at the year-end with key management (2004: £nil).

	Number	2005 £m	2004 £m
Payments during the year by key management in respect of policies issued or managed by the Group	**14**	**0.2**	0.3
The sum assured or fund balance of those policies at 31 December	**14**	**2.8**	1.8

All these transactions were completed on terms that were no better than those available to staff.

46. Related parties continued

(b) Associates and joint ventures

Details of the Group's investments in associates and joint venture are given in note 20 to the accounts. Significant transactions with these entities are as follows:

ISIS EP has been an associate of the Group since 1 July 2005. £1m of shared service costs and other recharges have been invoiced and accrued by the Group since this date and remain outstanding at 31 December 2005.

In addition the Group transacts business on normal commercial terms with its joint venture Tenet Group Limited, who operates IFA networks offering the Group's products amongst others. Tenet provided the Group with new business of £11m on an APE basis, during 2005.

(c) F&C and its subsidiaries

Transactions with F&C and its subsidiaries include investment management services provided by F&C to the remaining FP Group and services under the shared services agreement by FPMS. The shared services agreement is terminable on six months' written notice by either party and provides accounting, investment accounting and other professional services. The investment management agreements are terminable with twelve months' notice, but revert to long-term contracts of between 5 to 10 years if the Group's shareholding in F&C falls below 50%. *Details of the amounts are as follows:*

	Total invoiced and accrued during the year 2005 £m	**Outstanding at 31 December 2005 £m**	Total invoiced and accrued during the year 2004 £m	Outstanding at 31 December 2004 £m
Shared service invoices billed and accrued by FPMS to F&C during the year	**0.6**	-	0.8	0.1
Administration services billed and accrued by FPMS to F&C during the year	**0.8**	-	1.3	0.4
Management fees invoiced by subsidiaries of F&C to the company and certain subsidiaries and long-term business funds during the year	**35.1**	**2.0**	35.4	0.5
Other recharges from F&C	-	-	0.2	(0.3)
Other recharges to F&C	**0.4**	-	0.1	-

Other recharges include charges made to or from F&C or its subsidiaries for premises, staff costs and other related expenditure.

On 30 May 2002 FPLP granted a loan facility of £180m to F&C Treasury Limited, a subsidiary of F&C. The loan was drawn down on 28 June 2002. Interest on the loan is payable every six months at the 4.5 year SWAP rate plus 0.575% per annum. The loan is due to be repaid in full on 1 November 2006.

On 30 May 2002 Friends Provident plc granted a revolving credit facility of £50m to F&C Treasury Limited. The loan may be drawn down in tranches of £5m and interest is payable quarterly at LIBOR plus 0.6% per annum. The daily undrawn and uncancelled amount of the facility has a commitment fee payable at the rate of 0.3% per annum. The facility will terminate on 29 May 2007, or earlier if notice of termination is given by F&C Treasury Limited and the outstanding element of the loan is reduced to £nil. The amount drawn down at 31 December 2005 was £5m (2004: £5m).

On 11 October 2004 FPLP granted a subordinated loan of £25m to F&C. The loan was drawn down on that day. Interest on the loan is payable every six months at a rate equal to LIBOR plus 1.05% per annum. The loan is due to be repaid on 12 October 2009, but the borrower may elect to repay earlier if certain conditions are met.

46. Related parties continued

OEICS and Private Equity SPVs

Where the Group controls an F&C managed OEIC or Private Equity SPV, it is required to consolidate it. The following investment management fees were earned by F&C and its subsidiaries during the year:

	Total invoiced and accrued during the year 2005 £m	**Outstanding at 31 December 2005 £m**	Total invoiced and accrued during the year 2004 £m	Outstanding at 31 December 2004 £m
Management fees	**9.7**	**0.8**	9.0	0.7
Carried interest receipts	**1.1**	-	-	-

Eureko

Following the acquisition of F&C Group Holdings Ltd, Eureko BV holds in excess of 20% of F&C ordinary shares and is entitled to F&C board representation. Companies within F&C provide investment management services to the Eureko Group and are entitled to receive management fees in line with the contracted terms of the relevant investment management agreements. At the year end, F&C had an unsecured subordinated loan of £9m due to Eureko BV. Companies within the Eureko Group provide services in respect of investment accounting and other administration.

	Total invoiced and accrued during 2005 £m	**Outstanding at 31 December 2005 £m**	Total invoiced and accrued during 2004 £m	Outstanding at 31 December 2004 £m
Shared and administrative services received from the Eureko Group	**2.1**	**0.2**	-	0.2
Management fees invoiced and accrued by F&C to the Eureko Group	**41.8**	**6.8**	14.1	7.6
Dividends and loan interest payable to Eureko BV	**11.3**	**0.1**	0.1	0.1

(d) Pension schemes

Details of the Group's pension schemes, including contributions paid are provided in note 10.

F&C manages the assets of the F&C Management Limited Pension Fund and the ISIS Asset Management Pension Fund. The assets of these schemes totalled £114m (2004: £95m). In addition, F&C manages £698m (2004: £596m) of investments in respect of FPPS. F&C received £1m (2004: £1m) investment management fees from these schemes.

(e) Transactions with long-term business fund

Friends Provident Management Services Limited provides management services to subsidiary companies within the Group which are engaged in long-term insurance business. The total management charges during the year to 31 December were as follows:

	2005 £m	2004 £m
Friends Provident Life and Pensions Limited	**139**	167
Friends Provident Pensions Limited	**99**	79
Friends Provident Life Assurance Limited	**77**	65

47. Post balance sheet event

On 10 March 2006 an announcement was made by one of F&C's investment trust clients, F&C Latin American Trust PLC, that it has decided to appoint a new manager. Whilst the exact timing on the termination of the management contract is uncertain, it is expected to be imminent. Annualised revenues from this trust are approximately £3m.

The expected loss of this business constitutes an indicator of potential impairment in the related intangible asset which was recognised as part of the F&C acquisition, and as such, an impairment review of the investment trust management contracts will be undertaken in 2006. This review will re-assess the carrying value of the relevant assets, including their estimated remaining economic life, and determine whether any further impairment will arise.

Transitional arrangements on first-time adoption of International Financial Reporting Standards (IFRS)

Companies are required to apply their IFRS accounting policies retrospectively to determine IFRS opening balance sheets and comparative figures. However, IFRS 1 First-Time Adoption of IFRS, provides a number of exemptions to this general principle. The Group has not taken advantage of the exemptions to retrospective application and has applied all relevant standards retrospectively with three exceptions:

- The Group has elected to apply IFRS 3 Business combinations, retrospectively to business combinations effected from 9 July 2001, the date of demutualisation, to the date of transition from Modified Statutory Solvency (MSS) basis to IFRS.
- The Group has elected to apply the IFRS 1 exemption relating to foreign exchange translation differences as a result of which the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.
- The Group has elected not to apply IFRS 2 to share options that were granted before 7 November 2002 and to share options granted after 7 November 2002 that had vested at the date of transition to IFRS.

The Group has also elected not to apply the exemption from disclosure for comparative periods permitted within IFRS 4 Insurance contracts, IFRS 5 Non-current assets held for sale and discontinued operations, IAS 32 Financial instruments: disclosure and presentation and IAS 39 Financial instruments: recognition and measurement.

Also, where estimates had previously been made under MSS, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made for the same date on transition to IFRS (ie judgements affecting the Group's opening balance sheet have not been revisited for the benefit of hindsight).

The Group first published its results under IFRS on 12 September 2005 when it issued its 2005 Interim Report and Accounts. Certain assumptions on IFRS treatments have since been reviewed with the result that the 2004 IFRS results have subsequently been amended. The principal change relates to the treatment of STICS as described in Note 10 to the IFRS reconciliations. In addition there were a number of balance sheet and income statement reclassifications, none of which impacted the overall profit or shareholders' funds.

Consolidated balance sheet

At 31 December 2004

	MSS as reported £m	Adjustments £m	IFRS £m
Assets			
Intangible assets:			
Goodwill	751	(165)	586
Present value of acquired in-force business	145	32	177
Investment management contracts	-	590	590
Other intangibles	6	29	35
	902	486	1,388
Property and equipment	25	143	168
Investment properties	1,146	381	1,527
Investments in associates	1	4	5
Financial assets	19,940	11,172	31,112
Deferred acquisition costs	1,080	(304)	776
Reinsurance assets	112	-	112
Assets held to cover linked liabilities	13,024	(13,024)	-
Current tax assets	49	-	49
Insurance and other receivables	439	80	519
Cash and cash equivalents	278	1,971	2,249
Total assets	36,996	909	37,905
Liabilities			
Insurance contracts	31,638	(17,591)	14,047
Fund for future appropriations	935	(679)	256
Investment contracts	-	18,001	18,001
Interest bearing loans and borrowings	1,192	(226)	966
Net asset value attributable to unit holders	-	576	576
Provisions	169	16	185
Deferred tax liabilities	-	165	165
Current tax liabilities	130	26	156
Insurance payables, other payables and deferred income	471	284	755
Total liabilities	34,535	572	35,107
Equity			
Share capital	199	-	199
Share premium	1,799	-	1,799
Other reserves	446	(25)	421
Other equity	-	299	299
Minority interest	17	63	80
Total equity	2,461	337	2,798
Total equity and liabilities	36,996	909	37,905

Analysis of IFRS adjustments

At 31 December 2004

	IFRS reclassifications £m	Consolidation of additional entities £m	Business combinations £m	Revenue deferral £m	Dividend recognition £m	Investment contracts £m	FRS 27 £m	Other £m	Total £m
Assets									
Goodwill	-	68	(233)	-	-	-	-	-	(165)
Present value of acquired in-force business	-	-	32	-	-	-	-	-	32
Investment management contracts	-	-	590	-	-	-	-	-	590
Other intangibles	-	-	7	-	-	-	-	22	29
Property and equipment	-	90	-	-	-	-	-	53	143
Investment properties	429	-	-	-	-	-	-	(48)	381
Investments in associates	-	-	-	-	-	-	-	4	4
Financial assets	10,797	464	-	-	-	-	-	(89)	11,172
Deferred acquisition costs	-	-	-	40	-	-	(377)	33	(304)
Reinsurance assets	-	-	-	-	-	-	-	-	-
Assets held to cover linked liabilities	(13,024)	-	-	-	-	-	-	-	(13,024)
Current tax assets	3	-	-	-	-	-	-	(3)	-
Insurance and other receivables	24	79	-	-	-	-	-	(23)	80
Cash and cash equivalents	1,845	126	-	-	-	-	-	-	1,971
Total assets	74	827	396	40	-	-	(377)	(51)	909
Liabilities									
Insurance contracts	(17,668)	-	-	-	-	-	294	(217)	(17,591)
Fund for future appropriations	-	40	-	(96)	-	(39)	(664)	80	(679)
Investment contracts	17,668	-	-	-	-	272	-	61	18,001
Interest bearing loans and borrowings	-	-	-	-	-	-	-	(226)	(226)
Net asset value attributable to unit holders	-	576	-	-	-	-	-	-	576
Provisions	-	3	-	-	-	-	-	13	16
Deferred tax liabilities	-	-	201	-	-	-	(7)	(29)	165
Current tax liabilities	20	-	-	-	-	-	-	6	26
Insurance payables, other payables and deferred income	54	270	-	110	(103)	-	-	(47)	284
Total liabilities	74	889	201	14	(103)	233	(377)	(359)	572
Equity									
Share capital	-	-	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-	-	-
Other reserves	-	-	66	26	103	(233)	-	13	(25)
Other equity	-	-	-	-	-	-	-	299	299
Minority interest	-	(62)	129	-	-	-	-	(4)	63
Total equity	-	(62)	195	26	103	(233)	-	308	337
Total equity and liabilities	74	827	396	40	-	-	(377)	(51)	909

Opening consolidated balance sheet
At 1 January 2004

	MSS as reported £m	Adjustments £m	IFRS £m
Assets			
Intangible assets:			
Goodwill	406	(58)	348
Present value of acquired in-force business	154	34	188
Investment management contracts	-	90	90
Other intangibles	10	28	38
	570	94	664
Property and equipment	24	113	137
Investment property	1,243	185	1,428
Investments in associates	1	-	1
Financial assets	19,161	10,398	29,559
Deferred acquisition costs	973	(352)	621
Reinsurance assets	103	-	103
Assets held to cover linked liabilities	11,094	(11,094)	-
Deferred tax assets	-	12	12
Insurance and other receivables	387	115	502
Cash and cash equivalents	156	921	1,077
Total assets	33,712	392	34,104
Liabilities			
Insurance contracts	29,825	(16,256)	13,569
Fund for future appropriations	535	(338)	197
Investment contracts	-	16,213	16,213
Interest bearing loans and borrowings	858	(241)	617
Net asset value attributable to unit holders	-	511	511
Provisions	116	23	139
Deferred tax liabilities	-	48	48
Current tax liabilities	25	22	47
Insurance payables, other payables and deferred income	344	194	538
Total liabilities	31,703	176	31,879
Equity			
Share capital	172	-	172
Share premium	1,446	-	1,446
Other reserves	347	28	375
Other equity	-	299	299
Minority interest	44	(111)	(67)
Total equity	2,009	216	2,225
Total equity and liabilities	33,712	392	34,104

Analysis of opening IFRS adjustments

At 1 January 2004

	IFRS reclassifications £m	Consolidation of additional entities £m	Business combinations £m	Revenue deferral £m	Dividend recognition £m	Investment contracts £m	FRS 27 £m	Other £m	Total £m
Assets									
Goodwill	-	20	(78)	-	-	-	-	-	(58)
Present value of acquired in-force business	-	-	34	-	-	-	-	-	34
Investment management contracts	-	-	90	-	-	-	-	-	90
Other intangibles	-	-	7		-		-	21	28
Property and equipment	-	66	-	-	-	-	-	47	113
Investment property	227	-	-	-	-	-	-	(42)	185
Investments in associates	-	-	-	-	-	-	-	-	-
Financial assets	10,036	437	-	-	-	-	-	(75)	10,398
Deferred acquisition costs	-	-	-	81	-	-	(458)	25	(352)
Reinsurance assets	-	-	-	-	-	-	-	-	-
Assets held to cover linked liabilities	(11,094)	-	-	-	-	-	-	-	(11,094)
Deferred tax assets	-	-	-	-	-	-	12	-	12
Insurance and other receivables	37	69	1	-	-	-	-	8	115
Cash and cash equivalents	843	78	-	-	-	-	-	-	921
Total assets	49	670	54	81	-	-	(446)	(16)	392
Liabilities									
Insurance contracts	(15,997)	-	-	-	-	-	(107)	(152)	(16,256)
Fund for future appropriations	-	23	-	(95)	-	(58)	(339)	131	(338)
Investment contracts	15,997	-	-	-	-	254	-	(38)	16,213
Interest-bearing loans and borrowings	-	-	-	-	-	-	-	(241)	(241)
Net asset value attributable to unit holders	-	511	-	-	-	-	-	-	511
Provisions	-	-	-	-	-	-	-	23	23
Deferred tax liabilities	-	-	53	-	-	-	-	(5)	48
Current tax liabilities	14	-	-	-	-	-	-	8	22
Insurance payables, other payables and deferred income	35	169	-	119	(84)	-	-	(45)	194
Total liabilities	49	703	53	24	(84)	196	(446)	(319)	176
Equity									
Share capital	-	-	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-	-	-
Other reserves	-	-	79	57	84	(196)	-	4	28
Other equity	-	-	-	-	-	-	-	299	299
Minority interest	-	(33)	(78)	-	-	-	-	-	(111)
Total equity	-	(33)	1	57	84	(196)	-	303	216
Total equity and liabilities	49	670	54	81	-	-	(446)	(16)	392

(a) Reconciliation of income statement for the year ended 31 December 2004

	Notes	Revenue £m	Benefits claims and expenses £m	Profit after tax £m
Under MSS as published		6,402	6,146	177
IFRS reclassifications	1	(2,099)	(2,099)	-
Investment valuation	2	(13)	(13)	2
Consolidation of additional entities	3	71	71	18
Business combinations	4	-	(13)	19
Revenue deferral	5	11	43	(32)
Dividend recognition	6	-	-	-
Investment contracts	7	-	38	(38)
FRS 27	8	-	-	-
Convertible bonds	9	(10)	5	(15)
STICS reclassification	10	-	(21)	21
Other adjustments	11	17	1	28
Under IFRS		4,379	4,158	180

(b) Reconciliation of equity attributable to equity holders of the parent

	Notes	31 December 2004 £m	1 January 2004 £m
Under MSS as published		2,444	1,965
Investment valuation	2	(12)	(13)
Consolidation of additional entities	3	-	-
Business combinations	4	66	79
Revenue deferral	5	26	57
Dividend recognition	6	103	84
Investment contracts	7	(233)	(196)
FRS 27	8	-	-
Convertible bonds	9	25	(10)
STICS reclassification	10	299	299
Other adjustments	11	-	27
Under IFRS		2,718	2,292

The MSS balance sheet has been presented in a format consistent with IFRS. No changes have been made to the previously reported MSS numbers.

1. IFRS reclassification
In accordance with IFRS 4, investment contracts are not treated as insurance contracts. Amounts previously recognised as income and expenses are eliminated from the income statement and investment contract liabilities are shown separately from insurance contract liabilities on the balance sheet.

Linked assets have also been reclassified into the relevant balance sheet headings and deposits with credit institutions realisable within 3 months are treated as cash and cash equivalents.

2. Investment valuation
Under IAS 39 Financial instruments, recognition and measurement all of the Group's investments are valued at fair value. The standard requires fair values for listed investments to be calculated on a bid basis rather than the mid basis used for some of the Group's assets under MSS. This change in the valuation is largely offset by a corresponding change to the insurance and investment liabilities.

3. Consolidation of additional entities
IFRS requires the consolidation of special purpose vehicles such as open-ended investment companies, limited partnerships and private equity companies that were not consolidated under MSS. The requirement for consolidation of such entities arises from a broader definition of when an entity is considered to be under the control of an investor.

Consolidation of special purpose vehicles has resulted in an increase in total assets of £827m, and liabilities of £889m, including third party interests in open ended investment companies of £576m (disclosed as net assets attributable to unit holders). In addition, a deficit of £62m attributable to minority interests in private equity companies is included within equity. The increase in profit after tax is attributable to minority interests.

4. Business combinations
The Business combinations adjustment is made up of the following:

Reversal of amortisation of goodwill:
In accordance with IAS 38 Impairment of assets, goodwill is no longer amortised, but is instead subject to an annual impairment review.

Recognition of intangible assets:
Intangible assets such as distribution lists and acquired Present Value of In-Force (PVIF) business have been recognised on acquisitions under IFRS with a corresponding reduction in goodwill previously recognised under MSS. All intangible assets are grossed up for the tax amortisation benefit.

5. Revenue deferral
Revenue deferral adjustment is made up of the following:

Deferred acquisition cost adjustment:
The deferred acquisition cost asset has been reduced on investment contracts, as only incremental acquisition costs (ie commissions) can be deferred under IFRS. Under MSS, non-incremental acquisition costs (eg salaries) could be deferred. IFRS allows this only for insurance contracts, which continue to be measured under existing GAAP. This asset reduction reduces the amortisation charge from deferred acquisition cost on in-force business, however this is offset by a greater increase to expenses because costs in respect of new business that were deferred under MSS are not deferred under IFRS.

Front-end fees adjustment:
The Group now sells relatively few products with front-end fees. The positive impact on the income statement reflects the reversal of prior years' deferral which exceeds the negative effect of new business.

6. Dividend recognition
In accordance with IAS 10 Events after the balance sheet date, proposed dividends declared after the balance sheet date are no longer treated as a liability.

7. Valuation of investment contracts
The adjustment is largely the result of the reduction under MSS of actuarial liabilities in respect of capital units – effectively capitalising future annual management charges. IFRS does not allow this treatment. In addition, sterling reserves are eliminated as the cash flows used in the sterling reserves calculation are used under IFRS within the IFRS deferred acquisition cost recoverability test. Overall, sterling reserves are positive (ie increase the liability). Therefore the elimination of sterling reserves reduces the liability, offsetting the increase from the capital units adjustment.

8. FRS 27
The Group has adopted the principles contained in FRS 27 Life assurance, as an improvement to its current accounting policies, as permitted under IFRS 4 Insurance contracts. This has resulted in the FPLP With Profits Fund being stated in the balance sheet on a realistic basis. These adjustments have no impact on net shareholders' funds or profit before tax.

9. Convertible bonds
Under IFRS, the convertible bonds are separated into a liability, measured at amortised cost, and an embedded derivative, being the option to convert to equity. An additional liability arises from the embedded derivative, due to the option of the issuer to settle in cash. As an embedded derivative the liability must be separately included at fair value. A deed poll election, effective May 2005, enabled the option to be classed as equity thereby eliminating the need to fair value thereafter.

10. STICS

Since publication of the 2005 interim results, the Group has revised its treatment of STICS in the light of emerging industry practice. As a result, STICS are now accounted for as equity with the interest due shown as an appropriation of profit for the year rather than as an expense. Details of the STICS are set out in note 41 to the Group's consolidated financial statements.

11. Other adjustments

(a) Non-transferable pension assets

When calculating the net pension surplus/deficit plan assets exclude non-transferable financial instruments issued by the entity and held by the fund; non-transferable financial instruments include units in linked funds issued by the reporting entity. The adjustment is purely presentational and does not impact shareholders' funds. However, the variance between actual and expected return on non-transferable assets flows is recognised in the income statement rather than in reserves.

(b) Deferred tax liabilities

The movement in deferred tax represents the deferred tax impact of IFRS adjustments, other than the deferred tax adjustment related to intangibles, which has been included in the business combinations adjustment.

(c) Recognition of internally generated intangible assets

In accordance with IAS 38, certain development expenditure, written off immediately under MSS, must be capitalised. The deferral of 2004's development costs is offset by the amortisation of previous years' capitalised expenses.

(d) Present value of acquired in-force business

Under IAS 12, PVIF is grossed up for taxation and a corresponding deferred tax liability is created.

Statement of directors' responsibilities in relation to the European Embedded Value basis supplementary information

The directors of Friends Provident plc have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum (the EEV Principles), as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005. When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV Guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

- prepared the supplementary information in accordance with the EEV Principles;
- identified and described the business covered by the EVM;
- applied the EVM consistently to the covered business;
- determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;
- made estimates that are reasonable and consistent;
- described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group financial statements.

Independent Auditor's report to Friends Provident plc on the European Embedded Value basis supplementary information

Independent Auditor's report

We have audited the EEV basis supplementary information (the supplementary information) of Friends Provident plc on pages 178 to 193 in respect of the year ended 31 December 2005. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together the EEV Principles) using the methodology and assumptions set out on pages 182 to 184. The supplementary information should be read in conjunction with the Group financial statements which are on pages 66 to 176.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described above, the directors' responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the UK by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 182 to 184. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2005 has been properly prepared in accordance with the EEV Principles using the methodology and assumptions set out on pages 182 to 184.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
10 April 2006

Summary consolidated income statement on an EEV basis

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Contribution from new business		**144**	78
Profit from existing business:			
Expected return		**196**	166
Experience variances		**22**	17
Operating assumption changes		**16**	4
Development costs		**(25)**	(16)
Expected return on shareholders' net assets within the Life & Pensions business		**81**	105
Life & Pensions underlying profit	2(a)	**434**	354
Asset Management underlying profit		**108**	40
Expected return on net pension liability		**(2)**	8
Expected return on corporate net assets		**(7)**	-
Corporate costs		**(12)**	(10)
Operating assumption changes for corporate costs		**3**	-
Underlying profit before tax		**524**	392
Investment return variances		**550**	197
Effect of economic assumption changes		**(238)**	(128)
Non-recurring items	4	**(59)**	(55)
Amortisation of Asset Management acquired intangible assets		**(56)**	(21)
Impairment of Asset Management acquired intangible assets		**(112)**	-
Variation in value of option on convertible debt		**(9)**	(10)
Profit before tax		**600**	375
Tax		**(196)**	(95)
Profit after tax		**404**	280
Attributable to:			
Ordinary shareholders of the parent		**441**	282
Minority interest		**(37)**	(2)
Profit after tax		**404**	280

Underlying profit on an EEV basis represents profit (based on expected investment return) attributable to ordinary shareholders of the parent before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets, and non-recurring items.

Earnings per share on an EEV basis
For the year ended 31 December 2005

	Notes	**2005 pence**	2004 pence
Basic earnings per share	5	**21.2**	15.6
Diluted basic earnings per share	5	**21.0**	15.5
Underlying earnings per share	5	**16.3**	15.8

Consolidated statement of recognised income and expense on an EEV basis
For the year ended 31 December 2005

	2005 £m	2004 £m
Actuarial losses on defined benefit plans net of tax	**(28)**	(8)
Foreign exchange adjustments	**(9)**	2
Net loss recognised directly in equity	**(37)**	(6)
Profit after tax	**404**	280
Total recognised income and expense for the year	**367**	274
Attributable to:		
Ordinary shareholders of the parent	**417**	277
Minority interest	**(50)**	(3)
Total recognised income and expense for the year	**367**	274

Consolidated movement in ordinary shareholders' equity on an EEV basis

For the year ended 31 December 2005

	2005 £m	2004 £m
Total recognised income and expense for the year attributable to ordinary shareholders of the parent	**417**	277
Dividends on equity shares	**(157)**	(134)
Share based payments (impact on EEV reserves)	**14**	4
Conversion option on convertible bond	**51**	-
Profit on deemed disposal of F&C	**-**	37
Increase in EEV reserves for the year	**325**	184
Increase as a result of business combinations	**148**	362
Share based payments (impact on ordinary shareholders' equity)	**5**	3
Unclaimed shares on demutualisation	**-**	15
Net addition to ordinary shareholders' equity	**478**	564
At 1 January	**2,968**	2,404
At 31 December	**3,446**	2,968

Summary consolidated balance sheet on an EEV basis

At 31 December 2005

	2005 £m	2004 £m
Life & Pensions – long-term funds	**621**	627
Life & Pensions – shareholders' funds	**429**	354
Life & Pensions net assets	**1,050**	981
Corporate net assets	**14**	70
Shareholders' invested net assets	**1,064**	1,051
Attributable net asset value of the Asset Management business net of minority interest	**423**	486
Net pension liability of Friends Provident Pension Scheme	**(13)**	(5)
Shareholders' net worth	**1,474**	1,532
Provision for future corporate costs	**(47)**	(48)
Value of in-force Life & Pensions business	**2,019**	1,484
Ordinary shareholders' net assets on an EEV basis	**3,446**	2,968
Called-up share capital	**214**	199
Share premium account	**2,038**	1,799
EEV reserves	**1,194**	970
Ordinary shareholders' equity on an EEV basis	**3,446**	2,968

The above table provides a segmental analysis of the summary balance sheet. See also note 2(c).

Value of in-force Life & Pensions business on an EEV basis

At 31 December 2005

	2005 £m	2004 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	**2,215**	1,652
Time value cost of options and guarantees (including the impact of non-market risks)	**(75)**	(77)
Cost of regulatory solvency capital, plus excess economic capital requirements	**(34)**	(41)
Provision for operational risks	**(87)**	(50)
Value of in-force Life & Pensions business	**2,019**	1,484

Pro forma embedded value

At 31 December 2005

	2005 £m	2004 £m
Ordinary shareholders' equity on an EEV basis	**3,446**	2,968
Adjustment to the value of the listed Asset Management business to market value	**18**	123
Pro forma embedded value	**3,464**	3,091
Pro forma embedded value per share	**£1.65**	£1.59

Notes to the EEV results

1. Methodology

1.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Insurers' Chief Financial Officers Forum's EEV Principles issued in May 2004 and the Additional Guidance issued in 2005. They provide supplementary information for the year ended 31 December 2005.

The comparative figures for 31 December 2004 were presented in the EEV restatement on 12 October 2005. Certain comparatives have been restated to ensure consistency in preparation and presentation of these results.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the shareholders' net worth, the provision for future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The supplementary information should be read in conjunction with the Group's IFRS results. These contain information regarding the Group's financial statements prepared in accordance with IFRS issued by the International Accounting Standards Board and adopted for use in the EU.

The EEV principles have been followed in respect of non-covered business. In other respects the IFRS basis of reporting has been applied unless the EEV principles dictate otherwise. In particular the principles have been applied to reflect Step-up Tier one Insurance Securities (STICS) as debt rather than as equity.

In addition, a pro forma embedded value is reported showing ordinary shareholders' funds on an EEV basis adjusted to include the F&C listed subsidiary at market value.

Shareholders' net assets on an EEV basis for the Group consist of the following:

- Life & Pensions net assets;
- the Group's share of its investment in the Asset Management business (including the net pension liability) on an IFRS basis;
- corporate net liabilities;
- the net pension liability of FPPS on an IAS 19 basis but including holdings in non-transferable securities issued by the Group (both net of deferred tax);
- a provision for future corporate costs;
- the present value of future profits attributable to shareholders from existing policies of the Life & Pensions business.

The shareholders' net worth includes the corporate debt of the Group. This debt is valued at market value, consistent with the EEV guidance.

EEV and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. The new business contribution and other income statement items have been translated using an average exchange rate for the relevant period.

1.2 Covered business

The covered business incorporates the Life & Pensions business defined as long-term business by UK and overseas regulators.

F&C is not included in the definition of covered business.

1.3 Allowance for risk

The allowance for risk in the shareholder cash flows is a key feature of the EEV Principles. The EEV guidance sets out three main areas available to allow for risk in an embedded value:

- the risk discount rate;
- the allowance for the cost of financial options and guarantees;
- the cost of holding both prudential reserves and any additional required capital.

The market-consistent approach has been used to allow for risk in all three areas.

1.4 Deriving risk discount rates

A market-consistent embedded value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, for liabilities where the payouts are either independent or move linearly with market movements, a method known as the 'certainty equivalent approach' has been applied whereby all assumed assets are assumed to earn the risk-free rate and all cash flows are discounted using the risk-free rate. This gives the same result as applying the method in the previous paragraph.

1. Methodology continued

A market-consistent cost of financial options and guarantees and a market-consistent cost of holding required capital have also been calculated. The cost of financial options and guarantees includes additional allowance for non-market risk within the With Profits Fund. An additional provision has been made for operational risks. These are described in more detail below.

For presentational purposes, a set of risk discount rates has been derived for each product line, and for in-force and new business, by calculating the risk discount rate under a traditional embedded value approach that gives the same value as that from the market-consistent embedded value determined above. These derived risk discount rates are a function of the assumptions used (eg equity risk premium, corporate bond spreads). However, as the market-consistent approach is used, these assumptions do not impact the level of embedded value: a higher equity risk premium results in an exactly compensating higher risk discount rate.

1.5 Financial options and guarantees

The material financial options and guarantees are those in the Friends Provident Life and Pensions Limited (FPLP) With Profits Fund, in the form of the benefits guaranteed to policyholders and the guaranteed annuity rates associated with certain policies.

The risk to shareholders is that the assets of the With Profits Fund are insufficient to meet these guarantees. While shareholders are entitled to only a small share of profits in the With Profits Fund (via one ninth of the cost of bonus), they can potentially be exposed to the full cost if fund assets are insufficient to meet policyholder guarantees. The time value cost of this asymmetry, known as the burn-through cost, is modelled stochastically, as it will only occur in some adverse scenarios. The burn-through time value cost is calculated as the difference between the average value of shareholder cash flows under a number of market-consistent scenarios, and the intrinsic shareholder value using risk-free assumptions included within the deterministic model.

The burn-through cost has been assessed using a stochastic model derived from the current Realistic Balance Sheet (RBS) model. This model has been calibrated to market conditions at the valuation date. Allowance has been made under the different scenarios for management actions, such as altered investment strategy, consistent with the RBS model. The burn-through cost would be markedly higher without the hedging activities undertaken.

Whilst the EEV guidance suggests that, as a minimum, allowance is made in the cost of financial options and guarantees for stochastic variation in future economic conditions, we have also allowed for variation in non-market risks, as these risks can also serve to increase the burn-through cost. The burn-through cost at 31 December 2005 of £75m (2004: £77m), is split between £40m (2004: £44m) market risk and £35m (2004: £33m) non-market risk. The non-market risks include lapses, annuitant longevity, and operational risk within the With Profits Fund. The allowance for non-market risks is made by consideration of the impact of extreme scenarios from our economic capital model.

Significant amounts of new with-profits business are no longer written and the guarantee levels offered are lower, hence there is no material impact of the burn-through cost in the contribution to profits of new business.

1.6 Required capital and the cost of capital

Required capital is set at the greater of regulatory capital and economic capital. Regulatory minimum capital includes prudent reserves as well as solvency margin. Economic capital is determined from internal models, based on the company's risk appetite.

At a product level economic capital requirements are higher than regulatory capital requirements for with-profits and annuity business, and lower than regulatory capital requirements on unit-linked and protection business. In aggregate, the economic capital requirements are higher than regulatory requirements by approximately £100m (2004: £100m).

Capital requirements under EEV amounted to £551m (2004: £741m). This included shareholder assets required to support the With Profits Fund.

For new business, regulatory capital requirements are higher than economic capital requirements, given the high proportion of unit-linked and protection new business, and the contribution to profits from new business is therefore based on regulatory capital requirements.

The EEV includes a deduction for the cost of holding the required capital. Frictional costs, being the tangible costs of holding capital, have been allowed for on a market-consistent basis. These consist of the total taxation and investment expenses incurred on locked-in shareholder capital and reflect the cost to an investor of holding an asset through investment in a life company, rather than investing in the asset directly.

No adjustment has been made for any agency cost, this representing the potential markdown to value that investors will apply because they do not have direct control over their capital. Any adjustment would be subjective and different investors will have their own views of what adjustment, if any, should be made.

1. Methodology continued

1.7 Non-market risk

An investor can diversify away the uncertainty around the return on non-market risks, such as mortality and expenses. Hence in a shareholder valuation the allowance for non-market risk is made through the appropriate choice of best estimate experience assumptions and the impact of non-market risks on the level, and hence the cost, of capital.

In choosing best estimate assumptions the allowance for non-market risk has been reviewed. However, best estimate assumptions may fail to represent the full impact on shareholder value where the impact of fluctuations in experience is asymmetric; that is where adverse experience has a higher impact on shareholder value than favourable experience. The areas identified as having such asymmetries are the burn-through cost and operational risk.

The impact of variations in non-market risks have been taken into account in the burn-through cost calculation. This allows for asymmetries arising from the profit sharing mechanism.

In addition, a provision of £87m (2004: £50m) has been set up for operational risks in the shareholders' funds. This provision has been calculated by comparing the mean impact of variations in operational risk, as modelled in the economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.

This provision of £87m is equivalent to a 0.4% (2004: 0.4%) increase in the risk discount rate for UK Life & Pensions business and 0.8% (2004: 0.8%) for International Life & Pensions business, recognising the higher operational risks in international business. This impacts both embedded value and the contribution from new business.

1.8 Expenses

The EEV guidance requires companies to actively review expense assumptions, and include an allowance for holding company (corporate) costs and service company costs.

(a) Corporate costs

Corporate costs relate to those costs incurred at the corporate level that are not directly attributable to the Life & Pensions or the Asset Management businesses.

Under EEV methodology, corporate costs are classified as either ongoing costs or development and one-off costs. For 2005, £6m (2004: £6m) of corporate costs were regular ongoing corporate costs and £6m (2004: £4m) were development or one-off costs. The ongoing costs have been capitalised under EEV. The impact is a provision of £47m (2004: £48m).

(b) Service costs

Service company costs are included in the EEV expense assumption calculations. Included within these are the fees charged by F&C for investment management services to the covered Life & Pensions business.

F&C service fee profits in respect of covered Life & Pensions business are not capitalised under the EEV methodology, as F&C is a separate business segment within the Group and the arrangement between F&C and the Life & Pensions business is on an arm's length basis. Instead, these profits, approximately £15m (2004: £11m) are brought into the consolidated income statement on an IFRS basis, and F&C is brought into the pro forma embedded value at market value.

Productivity gains have been assumed within the EEV in respect of International business. The Lombard EEV has been reduced by £8m (2004: £8m) for a projected expense overrun for the period 2006-2009 and a lower rate of expense inflation has been assumed for Friends Provident International Limited business. These allow for anticipated future productivity gains as these businesses grow.

1.9 New business

New business within the covered business includes:

- premiums from the sale of new contracts;
- payments on recurring single premium contracts, including Department for Work and Pensions rebate premiums, except existing stakeholder-style pensions business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business;
- non-contractual increments on existing policies;
- new entrants in the group pensions business.

2. Segmental analysis

(a) Life & Pensions EEV Profit

Year ended 31 December 2005

		2005			2004		
	Notes	**UK £m**	**International £m**	**Total £m**	UK £m	International £m	Total £m
Contribution from new business	2(b), 3(a)	**64**	**80**	**144**	58	20	78
Profit from existing business:							
expected return		**170**	**26**	**196**	155	11	166
experience variances		**20**	**2**	**22**	12	5	17
operating assumption changes		**19**	**(3)**	**16**	(17)	21	4
Development costs		**(25)**	**-**	**(25)**	(16)	-	(16)
Expected return on shareholders' net assets within the Life & Pensions business		**80**	**1**	**81**	103	2	105
Life & Pensions EEV underlying profit before tax		**328**	**106**	**434**	295	59	354
Non-recurring items	4	**(10)**	**(3)**	**(13)**	(29)	(3)	(32)
Investment return variances	3(e)	**584**	**57**	**641**	201	3	204
Effect of economic assumption changes		**(223)**	**(13)**	**(236)**	(122)	(6)	(128)
Life & Pensions EEV profit before tax		**679**	**147**	**826**	345	53	398
Attributed tax charge	3(f)	**(204)**	**(28)**	**(232)**	(103)	(5)	(108)
Life & Pensions EEV profit after tax		**475**	**119**	**594**	242	48	290

(b) New business margin

Year ended 31 December 2005

	2005			2004		
	UK	**International**	**Total**	UK	International	Total
Contribution from new business	**£64m**	**£80m**	**£144m**	£58m	£20m	£78m
Volume of new business – Annualised Premium Equivalent (APE)	**£477m**	**£250m**	**£727m**	£389m	£74m	£463m
Margin – APE	**13.4%**	**32.0%**	**19.8%**	14.9%	27.0%	16.8%
Volume of new business – Present Value of New Business Premiums (PVNBP)	**£3,192m**	**£2,205m**	**£5,397m**	£2,641m	£537m	£3,178m
Margin – PVNBP	**2.0%**	**3.6%**	**2.7%**	2.2%	3.7%	2.5%

APE equals 100% of annualised regular premiums and 10% of single premiums. PVNBP equals single premiums plus the expected present value of new business premiums of regular premium business.

2. Segmental analysis continued

(c) Summary consolidated balance sheet on an EEV basis

At 31 December 2005

	2005 Segmental analysis £m	2005 Intra-group debt (iii) £m	2005 Total £m	2004 Segmental analysis £m	2004 Intra-group debt (iii) £m	2004 Total £m
Life & Pensions – long-term funds	**621**	**(180)**	**441**	627	(180)	447
Life & Pensions – shareholders' funds	**429**	**770**	**1,199**	354	275	629
Life & Pensions net assets	**1,050**	**590**	**1,640**	981	95	1,076
Corporate net assets	**14**	**(795)**	**(781)**	70	(300)	(230)
Shareholders' invested net assets	**1,064**	**(205)**	**859**	1,051	(205)	846
Attributable net asset value of the Asset Management business net of minority interest (i), (ii)	**423**	**205**	**628**	486	205	691
Net pension liability of Friends Provident Pension Scheme	**(13)**	**-**	**(13)**	(5)	-	(5)
Shareholders' net worth	**1,474**	**-**	**1,474**	1,532	-	1,532
Provision for future corporate costs			**(47)**			(48)
Value of in-force Life & Pensions business			**2,019**			1,484
Ordinary shareholders' net assets on an EEV basis			**3,446**			2,968
Called-up share capital			**214**			199
Share premium account			**2,038**			1,799
EEV reserves			**1,194**			970
Ordinary shareholders' equity on an EEV basis			**3,446**			2,968

(i) The attributable net asset value of the Asset Management business includes goodwill of £333m at 31 December 2005 (2004: £327m) and other intangible assets, net of related tax, of £154m (2004: £217m).

(ii) The attributable net asset value of the Asset Management business includes the value of the net pension liability of that business on an IAS 19 Employee benefits basis, and is net of related tax. The net pension liability of Friends Provident Pension Scheme (FPPS) is stated on an IAS 19 basis, but including holdings in non-transferable securities issued by the Group, and is net of related deferred taxation.

(iii) Intra-group long term debt is analysed as follows:

	Debt 2005 £m	Debt 2004 £m	Interest payable 2005 £m	Interest payable 2004 £m
Due from F&C to FPLP long-term funds	**180**	180	**11**	11
Due from F&C to FPLP Shareholders' fund	**25**	25	**1**	-
Due from FPLP Shareholders' fund to Friends Provident plc	**795**	300	**30**	14

(d) Life & Pensions net assets segmental information by business segment

	2005 UK £m	2005 International £m	2005 Total £m	2004 UK £m	2004 International £m	2004 Total £m
Life & Pensions net assets	**1,028**	**22**	**1,050**	931	50	981
Value of in-force Life & Pensions business	**1,538**	**481**	**2,019**	1,289	195	1,484
	2,566	**503**	**3,069**	2,220	245	2,465

3. Life & Pensions EEV profit

(a) Contribution from new business

The contribution from new business is calculated using economic assumptions at the beginning of the period. The contribution from new business using end-of-period economic assumptions was £143m (2004: £79m). Derived risk discount rates for new business have been based on end-of-period economic assumptions.

The contribution from new business is quoted after cost of required capital and share incentives. The table below gives the contribution before cost of capital and share based payments.

	2005 £m	2004 £m
Contribution from new business before cost of capital and share based payments	**152**	86
Cost of share based payments	**(2)**	(2)
Cost of capital	**(6)**	(6)
Contribution from new business	**144**	78

(b) Profit from existing business – Life & Pensions

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

The expected return on the value of in-force business is the difference between the expected return on the assets backing the liabilities and the expected change in the market-consistent value of the liabilities. Effectively, this approach is similar to applying an unwind in the risk discount rate to the value of the in-force business at the beginning of the year. However, the risk discount rate to be used is a rate appropriate over the period of return only, which is not necessarily equal to the overall in-force risk discount rate averaged across all future durations above.

(c) Development costs – Life & Pensions

Development costs represent investments made to improve future EEV profits, for example by reducing expenses or increasing future new business volumes. In particular, the Life & Pensions costs represent investment in developing advanced electronic trading systems, e-commerce related activities, and new business service automation and improvement.

(d) Expected return on shareholders' net assets

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the F&C business, which are shown separately in the summary consolidated income statement.

(e) Investment return variance

The split of the investment return variance in the Life & Pensions EEV profit is shown in the table below:

	2005 £m	2004 £m
In respect of net assets at the start of year	**84**	25
Value of in-force business	**373**	119
Investment return variance after tax	**457**	144
Investment return variance before tax	**641**	204

3. Life & Pensions EEV profit continued

(f) Attributed tax charge

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate tax rates have been used for the International business.

	2005 £m	2004 £m
Contribution from new business	**35**	19
Profit from existing business	**69**	48
Development costs	**(8)**	(5)
Expected return on shareholders' net assets within the Life & Pensions business	**24**	31
Non-recurring items	**(3)**	(8)
Investment return variances	**184**	60
Effect of economic assumption changes	**(69)**	(37)
Attributed tax charge	**232**	108

4. Non-recurring items

	2005 £m	2004 £m
Closure of direct sales operation	**-**	2
Life & Pensions integration costs	**6**	9
Provision for past sales	**7**	14
Gross-up for shareholder tax	**-**	7
Life & Pensions non-recurring items	**13**	32
Asset Management integration costs	**24**	19
Asset Management Reinvestment Plan costs	**22**	4
Asset Management non-recurring items	**46**	23
Total non-recurring items	**59**	55

Explanations of the non-recurring items are set out in note 8 to the Group's IFRS financial statements.

5. Earnings per share

Basic and underlying earnings per share	2005 Earnings £m	2005 Per share pence	2004 Earnings £m	2004 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**441**	**21.2**	282	15.6
Investment return variances	**(550)**	**(26.4)**	(197)	(10.9)
Variation in value of option on convertible debt	**9**	**0.4**	10	0.5
Effect of economic assumption changes	**238**	**11.4**	128	7.1
Amortisation and impairment of Asset Management acquired intangible assets	**168**	**8.1**	21	1.2
Non-recurring items	**59**	**2.8**	55	3.0
Tax charge on items excluded from underlying profit	**46**	**2.2**	1	0.1
Minority interest on items excluded from underlying profit	**(72)**	**(3.4)**	(14)	(0.8)
Underlying profit after tax attributable to ordinary shareholders of the parent	**339**	**16.3**	286	15.8

	2005 millions	2004 millions
Weighted average number of ordinary shares	**2,082**	1,808

Diluted basic earnings per share

	2005 Earnings £m	2005 Weighted average number of ordinary shares millions	2005 Per share pence	2004 Earnings £m	2004 Weighted average number of ordinary shares millions	2004 Per share pence
Profit after tax attributable to ordinary shareholders of the parent	**441**	**2,082**	**21.2**	282	1,808	15.6
Dilutive effect of options	-	**15**	**(0.2)**	-	11	(0.1)
Diluted profit after tax attributable to ordinary shareholders of the parent	**441**	**2,097**	**21.0**	282	1,819	15.5

6. Equity attributable to equity holders of the parent

Ordinary shareholders' equity on an EEV basis reconciles to equity attributable to equity holders of the parent on an IFRS basis as follows:

	2005 £m	2004 £m
Ordinary shareholders' equity on an EEV basis	**3,446**	2,968
Less items only included on an EEV basis:		
Value of in-force Life & Pensions business	**(2,019)**	(1,484)
Provision for future corporate costs	**47**	48
Adjustment of long term debt to market value	**134**	35
Add items only included on an IFRS basis:		
Goodwill (net of provision for future consideration)	**198**	191
Other intangible assets	**76**	2
Acquired PVIF	**282**	138
STICS treated as equity	**810**	299
Deferred acquisition costs	**994**	765
Deferred front end fees	**(85)**	(37)
IFRS reserving adjustments	**(337)**	(160)
Other	**(48)**	(47)
Equity attributable to equity holders of the parent on an IFRS basis	**3,498**	2,718

7. EEV assumptions

7.1 Principal economic assumptions – deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

UK and International (excluding Lombard):	2005 %	2004 %
Risk-free rate (i)	**4.1**	4.6
Investment returns before tax:		
Fixed interest	**3.8-4.7**	4.1–5.2
Equities	**7.1**	7.6
Properties	**6.1**	6.6
Future expense inflation:		
UK business	**3.9**	3.9
International business	**3.15**	3.6
UK corporation tax rate	**30**	30
Risk discount rate (average):		
In-force (UK business)	**7.4**	8.0
In-force (International business)	**6.3**	6.9
Risk discount rate:		
New business (UK business)	**6.5**	6.6
New business (International business)	**6.0**	6.4

(i) For UK and FPI business the risk-free rate is set with reference to the gilt yield curve at the valuation date. For annuity and with-profits business, a term-dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business, a rate based on the annualised 15-year gilt yield is used.

Lombard:	2005 %	2004 %
Risk-free rate	**3.6**	4.1
Investment returns before tax	**4.9**	5.2
Future expense inflation	**3.5**	3.5
Tax rate	**25.8**	25.8
Risk discount rate (average) – in-force	**6.3**	6.9
Risk discount rate (average) – new business	**6.3**	6.9

The key exchange rates used in respect of Lombard business were a closing exchange rate of 1 Euro = £0.687 (2004: 1 Euro = £0.707) and an average exchange rate over the year of 1 Euro = £0.685.

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property. For corporate fixed interest securities the investment return assumptions are derived from an AA-bond yield spread, limited to the actual return on the underlying assets. As we have followed a market-consistent approach, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum for UK business and 0.25% per annum for International business (excluding Lombard) in excess of the assumed long-term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over five-year index-linked gilt at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10–15 year and the over 15 year yields using the EuroMTS indices. The investment return assumption is the weighted average (based on asset mix) of returns on fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

7. EEV assumptions continued

Average derived risk discount rates are shown below for the embedded value and the contribution from new business. The average derived risk discount rate for in-force has reduced over 2005 due mainly to a lower risk-free rate and a lower risk margin on annuities. A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type
31 December 2005

Embedded Value	UK with-profits %	UK annuity %	Other UK %	International Sterling %	International Euro %
Risk-free rate	4.1	4.1	4.1	4.1	3.6
Market risks (non-options)	3.0	6.0	1.7	1.3	1.9
Options – market risks	4.0	-	-	-	-
Options – non-market risks	3.3	-	-	-	-
Other non-market risks	0.4	0.4	0.4	0.8	0.8
Risk discount rate	**14.8**	**10.5**	**6.2**	**6.2**	**6.3**

Contribution from new business:	UK %	International Sterling %	International Euro %
Risk-free rate	4.1	4.1	3.6
Market risks	2.0	1.1	1.9
Non-market risks	0.4	0.8	0.8
Risk discount rate	**6.5**	**6.0**	**6.3**

These tables show that with-profits and annuity business is subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

7.2 Principal economic assumptions – stochastic

The cost of options and guarantees is determined using The Smith Model economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the model used for the Realistic Balance Sheet.

Risk-free rates are calibrated to the Gilt yield curve. Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the With Profits Fund. Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

Sample implied volatilities by asset class

31 December 2005	Term (years) 5	15	25	35
15-year risk-free zero coupon bonds	8.7	5.0	4.4	5.0
15-year corporate bonds	9.8	7.9	7.7	7.6
Equity	17.7	19.8	21.6	21.7
Property	14.9	17.2	19.2	19.3

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and the Group's bonus policy.

7. EEV assumptions continued

7.3 Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females.

Allowance for commission is based on the Group's recent experience.

8. Sensitivity analysis

The table below shows the sensitivity of the embedded value and the contribution from new business to changes in assumptions for 2005. For each sensitivity other future experience assumptions remain unchanged, except where changes in economic conditions directly affect them. The assumptions underlying the statutory reserving calculations remain unchanged in all sensitivities.

	Notes	Change in embedded value £m	Change in new business contribution £m
1% increase in risk discount rates	(i)	(171)	(43)
1% increase in equity and property expected returns	(ii)	n/a	n/a
1% reduction in risk-free rates, with corresponding change in fixed-interest asset values		54	5
10% reduction in market values of equity and property assets (for embedded value)	(iii)	(157)	n/a
£100m reduction in capital requirements (for embedded value)	(iv)	(7)	n/a
50% increase in capital requirements (for new business contribution)		n/a	(3)
10% reduction in expenses		44	9
10% reduction in lapses		53	20
5% reduction in annuitant mortality		(55)	(2)
5% reduction in mortality and morbidity (excluding annuities)		23	4

(i) Although not directly relevant under a market-consistent valuation where the risk discount rate is a derived disclosure only, this shows the impact of a change in the average derived risk discount rate, to enable adjustments to be made to reflect differing views of risk.

(ii) As a market-consistent approach is used, equity and property expected returns only affect the derived risk discount rates and not the embedded value or contribution to profits from new business.

(iii) The movement in embedded value comprises a £93m decrease in shareholders' invested net assets and a £64m reduction in the value of in-force Life & Pensions business.

(iv) Required capital is set at the greater of regulatory capital and economic capital. In aggregate the economic capital requirements are higher than the regulatory requirement by £100m. This sensitivity shows the impact on embedded value and contribution from new business of using the regulatory capital requirements.

Parent company balance sheet
At 31 December 2005

	Notes	2005 £m	2004 restated (i) £m
Fixed assets investments			
Investments in Group undertakings	2	**4,554**	3,831
Other financial assets		**281**	163
		4,835	3,994
Current assets			
Amounts owed by Group undertakings		**2**	3
Other debtors		**46**	19
		48	22
Creditors: amounts falling due within one year			
Amounts owed to Group undertakings		**(12)**	(235)
		(12)	(235)
Net current assets / (liabilities)		**36**	(213)
Total assets less current liabilities		**4,871**	3,781
Creditors: amounts falling due after more than one year			
Convertible bonds	3	**(276)**	(311)
Provisions for other risks and liabilities	4	**(155)**	(10)
Total assets less liabilities		**4,440**	3,460
Capital and reserves			
Called-up share capital	5	**214**	199
Share premium	5	**2,038**	1,799
Other equity	6	**810**	299
Revaluation reserve	7	**1,070**	1,029
Retained earnings	7	**308**	134
Equity shareholders' funds		**4,440**	3,460

(i) As restated – see note 1.2

The financial statements were authorised for issue by the Board of directors on 10 April 2006.

Sir Adrian Montague
Chairman

Keith Satchell
Group Chief Executive

Philip Moore
Group Finance Director

1. Accounting policies

1.1 Basis of preparation

Friends Provident plc (the company) is a limited liability company, incorporated in the UK, whose shares are publicly traded.

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of investments as set out in note 1.3.3.

The company has continued to present individual financial statements prepared on a UK Generally Accepted Accounting Practice basis as permitted by section 226(A) and Schedule 4 to the Companies Act 1985 of adopting the exemption of omitting the profit and loss account conferred by section 230 of that Act.

All accounting policies have been reviewed for appropriateness in accordance with Financial Reporting Standard (FRS) 18 Accounting policies.

In accordance with FRS 1, the company is exempt from the requirement to prepare a cash flow statement on the grounds that this is provided in its consolidated financial statements, which are publicly available.

1.2 Accounting policy changes

1.2.1 Events after the balance sheet date

FRS 25 Events after the balance sheet date was adopted for the year ended 31 December 2005. This is in alignment with International Accounting Standard (IAS) 10 that has been adopted in the Group Annual Report and Accounts of the company for the year ended 31 December 2005.

The impact of this change in accounting policy is that the dividend payable of £107m relating to 2005 has not been recognised in the accounts for the year.

The 2004 comparatives have been restated to exclude the 2004 final dividend payable to Shareholders of £102m and to exclude the 2004 final dividend from FPLP of £150m. If FRS 21 had not been adopted in the accounts, retained profit for the financial year would have decreased by £107m (2004: increase of £48m).

1.2.2 Financial Instruments

FRS 25 Financial instruments: disclosure and presentation and FRS 26 Financial instruments: measurement were adopted for the year ended 31 December 2005. These align the company accounting with the requirements of IAS 32 and IAS 39 that have been adopted in the Group consolidated financial statements.

The company has taken advantage of the exemption permitted by FRS 25 which exempts parent companies from the disclosure requirements of that standard.

The principal impacts as a result of adopting those standards are:

(i) The STICS issued by the company in 2003 with a carrying value of £299m (2004: £299m) are now accounted for as equity; previously STICS were accounted for as debt.

(ii) The convertible bonds issued by the company in 2002 are accounted for as compound financial instruments. These are split into their component parts which are accounted for separately in debt at £276m (2004: £311m) and equity at £51m (2004: £nil). Previously the convertible bond was treated as a pure debt instrument. Full details are set out in note 34 in the Group's consolidated financial statements.

(iii) Quoted investments are valued at bid price raher than mid price. This has impacted the value of investments by £0.2m in 2004.

(iv) The £75m loan between the company and FPMS is non-interest bearing and has no fixed redemption date. The debt has been treated as a long term investment, reducing the intercompany loan by £75m and increasing the investment in subsidiary by £75m. As a result of this, the £7m diminution in value of FPMS has been reclassified from provisions to investments in group undertakings.

(v) Dividends receivable on the £300m investment in FPLP preference shares are recognised on an accruals basis as the preference shares meet the definition of debt under FRS 25.

Further details of these changes are set out in note 11.

1.2.3 Share based payments

The company has adopted FRS 20 Share based payments with effect from 1 January 2005 as set out in note 11 of the Group's consolidated financial statements. The accounting treatment required by FRS 20 is consistent with that applied under IFRS 2 in the Group's consolidated financial statements.

1.3 Significant accounting policies

1.3.1 Investment return

Investment return includes dividends, interest, rents, gains and losses on the realisation of assets and unrealised gains and losses. Such income includes any withholding tax but excludes other tax credits, such as attributable tax credits. Income from fixed-interest securities together with interest, rents, and associated expenses are accounted for in the period in which they accrue. Dividends are included in the profit and loss account when the securities are listed as ex-dividend. Realised gains or losses on investments are calculated as the difference between the net sale proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of disposals in the current period.

1.3.2 Taxation

Taxation is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods.

1. Accounting policies continued

1.3.3 Valuation of investments

Investments are shown in the balance sheet as follows:

(i) Unlisted investments are valued by the directors, having regard to their likely realisable value.
(ii) Listed and other quoted investments, including those in participating interests, are carried at bid value at the balance sheet date.
(iii) Other unlisted investments are valued by the directors, having regard to their likely realisable value.
(iv) Shares in Group undertakings are stated at current value.

1.3.4 Share based payments

The company operates a share based payment scheme to employees of the Group, depending on eligibility. The fair value of these equity-settled share based payments is measured at the grant date, and the cost is borne by the subsidiary companies. The fair value is added to the cost of the company's investments in its subsidiary undertakings and a corresponding credit is made to reserves.

1.3.5 Interest-bearing loans and borrowings

Borrowings are recognised initially at cost, being the fair value of the consideration received, net of transaction costs incurred, and subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss account over the period of the borrowings, using the effective interest method.

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Compound financial instruments are split and recorded respectively within each of its two components, equity and liability. Transaction costs that relate to the issue of a compound financial instrument are also allocated to the equity and liability components in proportion to the allocation of proceeds. The equity components of the convertible notes are calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The equity component is recognised and included in shareholders' equity, net of tax effects. The fair value of the liability component is recorded on an amortised cost basis until extinguished on conversion or maturity of the bonds.

The interest expense recognised in the profit and loss account under finance charges is calculated using the effective interest rate method.

1.3.6 Deferred taxation

Provision is made for deferred taxation liabilities, using the liability method, on all material timing differences, including revaluation gains and losses on investments recognised in the profit and loss account, as the investments are revalued. Deferred taxation is calculated at the rates at which it is expected that the tax will arise, and discounted to take into account the likely timing of payments and pattern of expected realisation of investments. Deferred taxation is recognised in the profit and loss account for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of total recognised gains and losses.

1.3.7 Foreign currencies

Assets and liabilities held in foreign currencies at the balance sheet date are expressed in sterling at rates ruling on that date. Income and expenditure denominated in foreign currencies are translated at rates ruling at the date on which the transaction occurs. All resulting exchange gains and losses are included within the part of the profit and loss account in which the underlying transaction is reported.

2. Investments in Group undertakings

	Subsidiary undertakings £m	Loans to Group undertakings £m	Total investments £m
Current value			
At 1 January 2005 (as previously stated)	3,754	80	3,834
Prior year adjustments (see note 1.2)	(228)	225	(3)
At 1 January 2005 as restated	3,526	305	3,831
Additions	912	315	1,227
Disposals	(230)	(315)	(545)
Revaluations	41	-	41
At 31 December 2005	**4,249**	**305**	**4,554**
Cost			
At 1 January 2005 (as previously stated)	2,718	80	2,798
Prior year adjustments (see note 1.2)	(220)	225	5
At 1 January 2005 as restated	2,498	305	2,803
Additions	912	315	1,227
Disposals	(230)	(315)	(545)
At 31 December 2005	**3,180**	**305**	**3,485**

The principal subsidiary undertakings of the company as at 31 December 2005 are set out in note 19 to the Group's consolidated financial statements. A list of all subsidiary undertakings is filed at UK Companies House with the company's Annual Return.

3. Convertible bonds

The convertible bonds are carried at £276m (2004: £311m). In May 2005 the fair value of the option component was transferred from liabilities to equity.

Details of the convertible bonds are set out in note 34 to the Group's consolidated financial statements.

4. Provisions for other risks and liabilities

	Future consideration for Lombard £m	Share entitlements £m	Other £m	Total £m
At 1 January 2004	-	-	-	-
Charged for the year	-	10	7	17
At 31 December 2004 (as previously stated)	-	10	7	17
Prior year adjustments (see note 1.2)	-	-	(7)	(7)
At 31 December 2004 as restated	-	10	-	10
Charge for the year	-	-	-	-
Acquisition of Lombard	146	-	-	146
Utilised in the year	-	(1)	-	(1)
At 31 December 2005	**146**	**9**	**-**	**155**

Future consideration for Lombard includes future earn-out payments (see note 43 to the Group's consolidated financial statements). The share entitlement provision represents expected future claims on share entitlements not claimed following demutualisation.

5. Share capital and share premium

Details of the company's share capital and share premium are set out in note 39 of the notes to the Group's consolidated financial statements.

6. Other equity

	2003 STICS £m	2005 STICS £m	Total £m
At 1 January 2005	299	-	299
Issue of STICS	-	495	495
Interest due on STICS	21	16	37
Interest paid on STICS	(21)	-	(21)
At 31 December 2005	**299**	**511**	**810**

Other equity consists of Step-up Tier one Insurance Capital Securities (STICS) of £810m (2004: £299m) that were issued in 2003 and 2005. Details of the company's STICS are set out in note 41 to the Group's consolidated financial statements.

7. Reserves

	Revaluation reserve £m	Retained earnings £m
At 1 January 2005 (as previously stated)	1,029	204
Prior year adjustments (see note 1.2)	-	(70)
At 1 January 2005 as restated	1,029	134
Profit for the financial year	-	74
Dividend	-	(157)
Share based payments	-	3
Revaluation of investments	244	-
Reclassification of convertible bonds	-	51
Transfer	(203)	203
At 31 December 2005	**1,070**	**308**

8. Directors and employees

The company does not directly employ any staff. The directors and employees who provide services to the company are employed by, and receive their remuneration from Friends Provident Management Services Limited (FPMS), a Group undertaking. Included within the management recharges from FPMS for 2005 is an allowance for directors' and employees' emoluments in respect of their services to the company.

Full details of directors' emoluments are contained in the Remuneration Report to the Board.

9. Auditor's remuneration

Auditor's remuneration for audit services for the year was £308,000 (2004: £130,000).

10. Related party transactions

The company is exempt from the requirements of FRS 8, concerning the disclosure of transactions with other companies that qualify as related parties within the Group, as the company's financial statements are presented together with the Group's consolidated financial statements.

11. Summary of impact of accounting policy changes

	2004 as previously reported £m	Share based payments £m	Dividends £m	STICS £m	Other £m	2004 as restated £m
Assets						
Investments in Group undertakings	3,834	4	-	-	(7)	3,831
Other financial assets	163	-	-	-	-	163
Amounts owed by Group undertakings	155	(4)	(150)	-	2	3
Other debtors	19	-	-	-	-	19
Total assets	**4,171**	**-**	**(150)**	**-**	**(5)**	**4,016**
Liabilities						
Amounts owed to Group undertakings	235	-	-	-	-	235
Proposed dividend	102	-	(102)	-	-	-
Other creditors including taxation and social security	1	(1)	-	-	-	-
Accruals and deferred income	2	-	-	(2)	-	-
Convertible bonds	286	-	-	-	25	311
Subordinated liabilities	297	-	-	(297)	-	-
Provisions for other risks and liabilities	17	-	-	-	(7)	10
Total liabilities	**940**	**(1)**	**(102)**	**(299)**	**18**	**556**
Capital and reserves						
Called-up share capital	199	-	-	-	-	199
Share premium	1,799	-	-	-	-	1,799
Other equity	-	-	-	299	-	299
Revaluation reserve	1,029	-	-	-	-	1,029
Retained earnings	204	1	(48)	-	(23)	134
Equity shareholders' funds	**3,231**	**1**	**(48)**	**299**	**(23)**	**3,460**

Abbreviations

ABI	Association of British Insurers	**FTSE**	Financial Times Stock Exchange
ABS	Annual Bonus Scheme	**GAAP**	Generally Accepted Accounting Practice
AGM	Annual General Meeting	**GRC**	Group Risk Committee
ALM	Asset and Liability Management	**HNWI**	High Net Worth Individual
AOP	Achieved Operating Profit	**IAS**	International Accounting Standard
APE	Annualised Premium Equivalent	**IFA**	Independent Financial Adviser
CPT	F&C Commercial Property Trust plc	**IFRS**	International Financial Reporting Standard
DPF	Discretionary Participation Features	**ISA**	Individual Savings Account
EEV	European Embedded Value	**LDI**	Liability Driven Investment
EPS	Earnings Per Share	**LIBOR**	London Interbank Offered Rate
ESOS	Executive Share Option Scheme	**LTIP**	Long Term Incentive Plan
EVM	Embedded Value Methodology	**LTRP**	Long Term Remuneration Plan
F&C	F&C Asset Management plc	**MSS**	Modified Statutory Solvency
FAR	Free Asset Ratio	**OLAB**	Overseas Life Assurance Business
FFA	Fund for Future Appropriations	**ORC**	Operational Risk Committee
FPI	Friends Provident International	**PPFM**	Principles and Practices of Financial Management
FPIL	Friends Provident International Limited	**RoEV**	Return on Embedded Value
FPLA	Friends Provident Life Assurance Limited	**PVIF**	Present Value of In-Force
FPLO	Friends' Provident Life Office	**PVNBP**	Present Value of New Business Premiums
FPLP	Friends Provident Life and Pensions Limited	**RBS**	Realistic Balance Sheet
FPMS	Friends Provident Management Services Limited	**RCM**	Risk Capital Margin
FPP	Friends Provident Pensions Limited	**RPI**	Retail Prices Index
FPPS	Friends Provident Pension Scheme	**STICS**	Step-up Tier one Insurance Capital Securities
FRC	Financial Risk Committee	**TSR**	Total Shareholder Return
FRS	Financial Reporting Standard	**VCT**	Venture Capital Trust
FSA	Financial Services Authority	**WPC**	With-Profits Committee

Shareholder information

Shareholder enquiries

You should contact the Registrar if you:

- have any questions regarding your shareholding
- have any questions regarding your dividend payments
- have lost your Share Account Statement or share certificate
- have changed your name or address
- wish to transfer your shares into someone else's name or joint names

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6DA

Telephone: 0870 609 4534
(Monday to Friday 8.30am to 5.30pm)

Website: www.shareview.co.uk

To buy and sell shares

By post:

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6DA

If dealing by post you will need to complete a form and send it to Lloyds TSB rather than just instruct them in writing of your request. The form is available on our website www.friendsprovident.com or can be requested from the postal sharedealing helpline on 0870 606 0302

By telephone:

Lloyds TSB Registrars
Telephone: 0845 300 2946
(Monday to Friday 8am to 6.00pm)

(Please have your Account Number and bank account details to hand)

By internet:

Lloyds TSB Registrars Shareview Dealing Service
www.friendsprovident.com/shareholderservices

(Please have your Account Number and bank account details to hand)

Latest share price information

www.friendsprovident.com/shareprice

Dividend dates

Shares go ex dividend	5 April 2006
Record date	7 April 2006
Final dividend paid	30 May 2006
Annual General Meeting	25 May 2006

Cautionary statement

Certain statements contained in this document constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this document and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Printed on FSC certified paper under Chain of Custody SGS-COC-0620. The paper is Think[4] Bright which is produced with 100% ECF (Elemental Chlorine Free) pulp that is fully recyclable and contains fibre from well-managed forests independently certified according to the rules of the Forest Stewardship. FSC Trademark © 1996 Forest Stewardship Council.

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SGS-COC-0620
© 1996 Forest Stewardship Council

Printed by ISO 14001 certified Beacon Press.
Design and production by Flag Communications

Friends Provident plc
Pixham End
Dorking, Surrey
England RH4 1QA
Tel 0870 608 3678

Registered Number: 4113107

FRIENDS PROVIDENT

www.friendsprovident.com